          As filed with the Securities and Exchange Commission on August 6, 2013

                                            1933 Act Registration No. 333-188891

                                             1940 Act Registration No. 811-08579

                                                              CIK No. 0001051932
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                    FORM N-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Pre-Effective Amendment No. 1

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 82

             Lincoln Life Flexible Premium Variable Life Account R
                           (Exact Name of Registrant)

                              Lincoln SVULONE 2013

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)

                           1300 South Clinton Street
                           Fort Wayne, Indiana 46802
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (260) 455-2000

                                  Adam Ciongli
                  The Lincoln National Life Insurance Company
                         150 North Radnor Chester Road
                                Radnor, PA 19087
                    (Name and Address of Agent for Service)

                                    Copy To:
                                John L. Reizian
                  The Lincoln National Life Insurance Company
                               350 Church Street
                               Hartford, CT 06103

            Approximate Date of Proposed Public Offering: Continuous

                     Title of Securities being registered:
  Indefinite Number of Units of Interest in Variable Life Insurance Contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life Flexible Premium Variable Life Account R
The Lincoln National Life Insurance Company

Home Office Location:
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, IN 46802
(800) 454-6265

Administrative Office:
Customer Service Center
One Granite Place
Concord, NH 03301
(800) 487-1485

--------------------------------------------------------------------------------
 A Flexible Premium Variable Life Insurance Policy On the Lives of Two Insureds
--------------------------------------------------------------------------------

     This prospectus describes Lincoln SVULONE 2013, a flexible premium variable life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "We", "Us", "Our"). The Policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the Policy being offered. Remember, you are looking to the financial strength of the Company for fulfillment of the contractual promises and guarantees, including those related to death benefits.



     The state in which your Policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your Policy. You should refer to your Policy for these state-specific features. Please check with your financial advisor regarding their availability.


     You, the Owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund offered by the following fund families. These funds are collectively known as the Elite Series. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.
                      o AllianceBernstein Variable Products Series Fund

                      o American Funds Insurance Series (Reg. TM)

                      o BlackRock Variable Series Funds, Inc.

                      o Delaware VIP (Reg. TM) Trust

                      o DWS Variable Series II

                      o Fidelity (Reg. TM) Variable Insurance Products

                      o Franklin Templeton Variable Insurance Products Trust

                      o Lincoln Variable Insurance Products Trust

                      o MFS (Reg. TM) Variable Insurance TrustSM

                      o PIMCO Variable Insurance Trust


     Additional information on Lincoln Life, the Separate Account and this Policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.



     Certain terms used in this prospectus are defined within the sentences where they appear, within relevant provisions of the prospectus, including footnotes or they may be found in the prospectus Glossary, if one is provided, at the back of the prospectus.


     To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

This Policy may not be available in all states, and this prospectus only offers the Policy for sale in jurisdictions where such offer and sale are lawful.


                         Prospectus Dated: _____, 2013

                                 Table of Contents




Contents                                                 Page
--------------------------------------------------      -----
POLICY SUMMARY....................................         3
    Benefits of Your Policy.......................         3
    Risks of Your Policy..........................         4
    Charges and Fees..............................         5
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
  THE GENERAL ACCOUNT.............................        10
    Fund Participation Agreements.................        11
    Distribution of the Policies and
      Compensation................................        11
    Sub-Accounts and Funds........................        12
    Sub-Account Availability and Substitution of
      Funds.......................................        17
    Voting Rights.................................        17
POLICY CHARGES AND FEES...........................        18
    Premium Load; Net Premium Payment.............        18
    Surrender Charges.............................        18
    Partial Surrender Fee.........................        19
    Transfer Fee..................................        19
    Mortality and Expense Risk Charge.............        20
    Cost of Insurance Charge......................        20
    Administrative Fee............................        20
    Policy Loan Interest..........................        20
    Rider Charges.................................        21
YOUR INSURANCE POLICY.............................        21
    Application...................................        22
    Owner.........................................        22
    Right to Examine Period.......................        23
    Initial Specified Amount......................        23
    Transfers.....................................        23
    Market Timing.................................        24
    Optional Sub-Account Allocation Programs......        26
    Riders........................................        26
    Continuation of Coverage......................        36
    Termination of Coverage.......................        36
    State Regulation..............................        37


Contents                                                 Page
--------------------------------------------------      -----
PREMIUMS..........................................        37
    Allocation of Net Premium Payments............        37
    Planned Premiums; Additional Premiums.........        37
    Policy Values.................................        38
    Persistency Bonus.............................        39
DEATH BENEFITS....................................        39
    Death Benefit Proceeds........................        39
    Death Benefit Options.........................        39
    Changes to the Initial Specified Amount and
      Death Benefit Options.......................        40
    Death Benefit Qualification Test..............        41
    Payment of Death Benefit Proceeds.............        42
POLICY SURRENDERS.................................        42
    Partial Surrender.............................        43
POLICY LOANS......................................        44
LAPSE AND REINSTATEMENT...........................        45
    No-Lapse Protection...........................        45
    Reinstatement of a Lapsed Policy..............        46
TAX ISSUES........................................        46
    Taxation of Life Insurance Contracts in
      General.....................................        46
    Policies That Are MECs........................        48
    Policies That Are Not MECs....................        48
    Last Survivor Contract........................        49
    Other Considerations..........................        49
    Fair Market Value of Your Policy..............        50
    Tax Status of Lincoln Life....................        50
RESTRICTIONS ON FINANCIAL
  TRANSACTIONS....................................        51
LEGAL PROCEEDINGS.................................        51
FINANCIAL STATEMENTS..............................        51
CONTENTS OF THE STATEMENT OF
  ADDITIONAL INFORMATION..........................        52
GLOSSARY OF TERMS.................................        53

POLICY SUMMARY


Benefits of Your Policy
Death Benefit Protection. The Policy this prospectus describes is a variable life insurance policy which provides death benefit protection on the lives of two insureds. Upon the death of the first insured, the Policy pays no death benefit. The Policy will pay the death benefit only when the second insured has died. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. It is not meant to be used for speculation, arbitrage, viatical arrangements or other collective investment schemes. The Policy may not be traded on any stock exchange and is not intended to be sold on any secondary market. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the Policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of Premium Payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the Policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the Owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your Policy or surrender all or a portion of your Policy. Your Policy can support a variety of personal and business financial planning needs.

Flexibility. The Policy is a flexible premium variable life insurance contract in which flexible Premium Payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your Policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium Payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of Funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as "underlying funds" (or "Underlying Funds"). You should refer to this prospectus and the prospectus for each Underlying Fund for comprehensive information on the Sub-Accounts and the Underlying Funds. You may also allocate Premiums and Accumulation Values to the Fixed Account.

No-Lapse Protection. Your Policy will include two riders which may help you manage some of the risk of Policy Lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the Net Accumulation Value under your Policy is insufficient to cover the Monthly Deductions if the requirements of the rider, including requirements as to timing and amount of Premium Payments, are met. The Net Accumulation Value of your Policy is defined in the policy values section of the prospectus. The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider. Those calculations credit the actual amounts of Net Premium Payments made, deduct for the actual amount of any Partial Surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of Premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as "reference rates". All assumed rates, charges, and fees are set forth in the rider. Payment of Premiums higher than the Planned Premium and assumed interest credited by the rider's formula on net Premiums will increase the duration of lapse protection. Partial Surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection. In addition, if the provisions of this rider are invoked to prevent lapse of the Policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the Policy. Refer to the section headed "No-Lapse Enhancement Rider" in the Riders section of this prospectus for more information about the amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection. Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the Policy Accumulation Value.

The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the allocations by all Owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain Automatic Rebalancing and comply with these investment restrictions in order to keep this rider in effect.


The Premium Reserve Rider allows you to pay Premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your Policy. This rider's Accumulation Value generated by these additional Premiums will automatically be transferred to your Policy at the end of the Grace Period to help keep your Policy in force in the event (i) the Net Accumulation Value under your Policy is insufficient to cover the Monthly Deductions and your Policy's No-Lapse Enhancement Rider described above is not at the time preventing your Policy from lapsing; and
(ii) you do not respond to the Lapse Notice by paying at least the amount set forth in that notice. If the Premium Reserve Rider Accumulation Value on the day the Grace Period ends is insufficient to meet the amount then due, your Policy and this rider will lapse without value. You may also request us to transfer the Premium Reserve Rider Accumulation Value (as defined in the Premium Reserve Rider section of this prospectus) to your Policy at any time. As with your Policy, you bear the risk that investment results of the Premium Reserve Rider Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the Accumulation Value of the rider, and, therefore, the amount of the Premium Reserve Rider Accumulation Value which may be available to prevent your Policy from lapsing or for providing policy benefits. Refer to the section headed "Premium Reserve Rider" in the Riders section of this prospectus for more information about the benefits of this rider.




Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the Underlying Fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's and Underlying Fund's objective and risk is found in this prospectus and in each fund's prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the Funds underlying each Sub-Account will impact the policy's Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of Premium you need to pay to keep the Policy in force.

Policy Values in the Fixed Account. Premium Payments and Accumulation Values allocated to the Fixed Account are held in the Company's General Account. Note that there are significant limitations on your right to transfer amounts to the Fixed Account and, due to these limitations, if you want to transfer all of the balance of the Fixed Account to one or more Sub-Accounts, it may take several years to do so. Therefore, you should carefully consider whether the Fixed Account meets your investment needs. Unlike assets held in the Company's Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits. For more information, please see "Lincoln Life, The Separate Account and The General Account" or "Transfers" sections of this prospectus.

Unsuitable for Short-Term Investment. This Policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your Policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient Premiums must be paid to keep a policy in force. There is a risk of lapse if Premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.

In addition to paying sufficient Premiums and being cognizant of the impact of outstanding Policy Loans and Partial Surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of Policy Lapse.

Decreasing Death Benefit. Any outstanding Policy Loans and any amount that you have surrendered or withdrawn will reduce your Policy's death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your Policy's death benefit.

Consequences of Surrender. Surrender Charges are assessed if you surrender your Policy within the first 10-15 Policy Years. Depending on the amount of Premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional Premium Payments. Full or Partial Surrenders may result in tax consequences.

Tax Consequences. As noted in greater detail in the section headed "Tax Issues", the federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences. You should always consult a tax advisor about the application of federal and state tax rules to your individual situation. The following discussion highlights tax risks in general, summary terms.

Tax Treatment of Life Insurance Contracts. The policies are designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your Policy, and the deferral of taxation of any increase in the value of your Policy. If the Policy does fail to qualify, you will be subject to the denial of those important benefits. In addition, if you pay more Premiums than permitted under the federal tax law your Policy may still be life insurance but will be classified as a Modified Endowment Contract ("MEC") whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.

Tax Law Compliance. We believe that the Policy will satisfy the federal tax law definition of life insurance, and we will monitor your Policy for compliance with the tax law requirements. The discussion of the tax treatment of your Policy is based on the current Policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the Policy, as well as any changes in the current tax law requirements, may affect the Policy's qualification as life insurance or may have other tax consequences.



Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your Policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.


Table I describes the fees and expenses that you will pay at the time you purchase your Policy, surrender your Policy, or transfer Accumulation Values between Sub-Accounts.



                                           Table I: Transaction Fees
                                         When Charge                                 Amount
           Charge                        is Deducted                                Deducted
 Maximum sales charge             When you pay a Premium.        7.0% of each Premium Payment in Policy Years
 imposed on Premiums                                             1-20 and 4.0% in Policy Years 21 and later. 1
 (Premium Load)(Average
 of 3.0% of this Charge is
 used for state and federal
 tax obligations)

                                                Table I: Transaction Fees
                                           When Charge                                       Amount
          Charge                           is Deducted                                      Deducted
 Surrender Charge* 2            For up to 15 years from the
                                Policy Date and up to 15 years
                                from the effective date of each
                                increase in Specified Amount, a
                                Surrender Charge will be
                                deducted at the time you effect
                                a Full Surrender of your Policy.
                                For up to 10 years from the
                                Policy Date or up to 10 years
                                from the effective date of each
                                increase in Specified Amount, a
                                Surrender Charge will be
                                deducted at the time you effect
                                a Reduction in Specified
                                Amount.
  Maximum Charge                                                       $60.00 per $1,000 of Specified Amount.
  Minimum Charge                                                       $0.00 per $1,000 of Specified Amount.
  Charge for a                                                         For a male, age 55, standard non-tobacco, and a
  Representative Insured                                               female, age 55, standard non-tobacco, in year
                                                                       one the maximum Surrender Charge is $38.63
                                                                       per $1,000 of Specified Amount.
 Transfer Fee                   Applied to any transfer request        $  25
                                in excess of 24 made during
                                any Policy Year.


  * These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

  1 The maximum sales charge imposed on Premiums (load) of 7.0% (4.0% in Policy Years 21 and later) is anticipated to cover the Company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0.0% to 4.0%. In considering policy-related state taxes components of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides.

  2 During the life of the Policy, you may request one or more Partial
   Surrenders, each of which may not exceed 90% of your Policy's Surrender Value as of the date of your request. If you wish to surrender more than 90% of your Policy's Surrender Value, you must request a Full Surrender of your Policy, which is subject to the Surrender Charge reflected in the table above. (See section headed "Partial Surrenders" for a discussion of Partial Surrenders of your Policy.)


Table II describes the fees and expenses that you will pay periodically during the time that you own your Policy, not including the fund operating expenses shown in Table III.



 Table II: Periodic Charges Other Than Fund Operating
                        Expenses
                            When Charge         Amount
        Charge              is Deducted        Deducted
 Cost of Insurance*        Monthly

                       Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
                                           When Charge                                      Amount
           Charge                          is Deducted                                     Deducted
  Maximum Charge                                                     $83.33 per month per $1,000 of Net Amount at
                                                                     Risk.
  Minimum Charge                                                     $0.00 per month per $1,000 of Net Amount at
                                                                     Risk.
                                                                     Individuals with a higher mortality risk than
                                                                     standard issue individuals can be charged from
                                                                     125% to 5,000% of the standard rate.
  Charge for a                                                       For a male, age 55, standard non-tobacco, and a
  Representative Insured                                             female, age 55, standard non-tobacco, in year
                                                                     one the guaranteed maximum monthly cost of
                                                                     insurance rate is $0.00214 per month per
                                                                     $1,000 of Net Amount at Risk.
 Mortality and Expense            Daily (at the end of each          Daily charge as a percentage of the value of the
 Risk Charge ("M&E")              Valuation Day).                    Separate Account, guaranteed not to exceed an
                                                                     effective annual rate of 0.60%.1
 Administrative Fee*              Monthly                            A flat fee of $10 per month in all years.
                                                                     In addition to the flat fee of $10 per month, for
                                                                     the first ten Policy Years from issue date or
                                                                     increase in Specified Amount, a monthly fee per
                                                                     dollar of Initial Specified Amount or increase in
                                                                     Specified Amount as follows:
  Maximum Charge                                                     $1.61 per month per $1,000 of Initial Specified
                                                                     Amount or increase in Specified Amount.
  Minimum Charge                                                     $0.01 per month per $1,000 of Initial Specified
                                                                     Amount or increase in Specified Amount.
  Charge for a                                                       For a male, age 55, standard non-tobacco, and a
  Representative Insured                                             female, age 55, standard non-tobacco, the
                                                                     maximum additional monthly charge is
                                                                     $0.17334 per month per $1,000 of Specified
                                                                     Amount.
 Policy Loan Interest             Annually                           4.0% annually of the amount held in the Loan
                                                                     Account.2
 No-Lapse Enhancement             N/A                                There is no charge for this rider.3
 Rider
 Overloan Protection Rider        One-time charge when you           Maximum charge of 5% of the then current
                                  elect to use the benefit           Accumulation Value.4
 Optional Rider Charges                                              Individualized based on whether optional
                                                                     Rider(s) selected.
 Premium Reserve Rider            When you allocate a Premium        4.0% of each Premium Payment allocated to the
                                  Payment to this rider              Rider.5

                        Table II: Periodic Charges Other Than Fund Operating Expenses (continued)
                                           When Charge                                       Amount
           Charge                          is Deducted                                      Deducted
                                 When Rider Accumulation              3.0% of amount transferred
                                 Value is transferred to Policy
                                 during Policy Years 1-105
 Enhanced Surrender              Monthly (in Policy Years 2-5         Charge is $0.05 per $1,000 of Initial Specified
 Value Rider                     only)                                Amount.
 Estate Protection Rider*        Monthly (in Policy Years 1-4
                                 only)
  Maximum Charge                                                      $83.33 per month per $1,000 of death benefit as
                                                                      provided by this rider.
  Minimum Charge                                                      $0.00 per month per $1,000 of death benefit as
                                                                      provided by this rider.
                                                                      Individuals with a higher mortality risk than
                                                                      standard issue individuals can be charged from
                                                                      125% to 5,000% of the standard rate.
  Charge for a                                                        For a male, age 55, standard non-tobacco, and a
  Representative Insured                                              female, age 55, standard non-tobacco, in year
                                                                      one the guaranteed maximum monthly cost of
                                                                      insurance rate is $0.00214 per month per
                                                                      $1,000 of death benefit as provided by this rider.


  * Charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial advisor.

     1 Guaranteed at an effective annual rate of 0.60% in Policy Years 1-10 and 0.20% in Policy Years 11 and beyond.

  2 Effective annual interest rate of 4.0% in years 1-10 and 3.0% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed "Policy Loans", when you request a Policy Loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company's General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 3.0%.

  3 There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the Policy has been adjusted to reflect the addition of the rider to the Policy. See No-Lapse Enhancement Rider section for further discussion.

  4 Accumulation Value of the Policy is the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value. See Policy Values section for detailed discussion of how each value is calculated.

  5 Allocations of Premium Payments to the rider are at your discretion.
   Allocations of Premium Payments to the rider are subject to the 4.0% charge shown in Table II and are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider Accumulation Value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for Policy Years 1-10 and 0.20% for Policy Years 11 and later).

   Transfers of Accumulation Value from the rider to the Policy are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I, but are subject to a charge of 3.0% of the Accumulation Value transferred if such transfers are made during the first 10 Policy Years. In addition, if you request a loan from the Accumulation Value of this rider, interest is charged at the same rate as for Policy Loans. See Premium Reserve Rider section for further discussion.


Table III shows the annual fund fees and expenses that are deducted daily from the Underlying Funds in which your Sub-Account invests. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your Policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.



 Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund
                                     assets)
            Total Annual Operating Expense                  Maximum        Minimum
 Total management fees, distribution and/or service        1.91% 6         0.25%
 (12b-1) fees, and other expenses.

  6 The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.74%. These waivers and reductions generally extend through April 30, 2014 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the Underlying Funds which operate as Fund of Funds. Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by Underlying Funds, if any. In addition, certain Underlying Funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("Redemption Fees") not reflected in the table above. As of the date of this prospectus, none have done so. Redemption Fees are discussed in the Market Timing section of this prospectus and further information about Redemption Fees is contained in the prospectus for such funds, copies of which accompany this prospectus or may be obtained by calling 1-800-487-1485.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation
(LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln Life. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under "How to Obtain More Information." Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to our Owners. Ratings can and do change from time to time. Additional information about ratings is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

Lincoln Life Flexible Premium Variable Life Account R (Separate Account) is a Separate Account of the Company which was established on December 2, 1997. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "SEC" or the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "Separate Account." We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.

You may also allocate your Premium Payments and Accumulation Values in whole or in part to the Fixed Account ("Fixed Account"). In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a Specified Amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected policy and claims payments.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information. If you would like a free copy of the

Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.LincolnFinancial.com.



Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, we must perform certain administrative services for the fund advisors or distributors. For these administrative functions, we may be compensated at annual rates of between 0.00% and 0.50% based upon the assets of an Underlying Fund attributable to the Policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the Policy. Additionally, a fund's advisor and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the policies and may pay us and/or certain affiliates amounts to participate in sales meetings. This compensation may come from 12b-1 fees, or be paid by the advisors or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, Lincoln Variable Insurance Products Trust, and PIMCO Variable Insurance Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.



Distribution of the Policies and Compensation

The Policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company, subject to the terms of selling agreements entered into by such firms, the Company and the Company's Principal Underwriter, Lincoln Financial Distributors, Inc. ("LFD"). The Company's affiliates, Lincoln Financial Advisors Corporation and Lincoln Financial Services Corporation (collectively, "LFN"), have such agreements in effect with LFD and the Company. In addition to compensation for distributing the Policy as described below, the Company provides financial and personnel support to LFD and LFN for operating and other expenses, including amounts used for recruitment and training of personnel, production of literature and similar services.

The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is 140% of the first year Premium and 5% of all other Premiums paid. The actual amount of such compensation or the timing and manner of its receipt may be affected by a number of factors including: (a) choices the Owner has made at the time of application for the Policy, including the choice of riders; (b) the volume of business produced by the firm and its representatives; or (c) the profitability of the business the firm has placed with the Company. Also, in lieu of premium-based commission, equivalent amounts may be paid over time based on Accumulation Value.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non-cash compensation." "Non-cash compensation", as defined under FINRA's rules, includes but is not limited to, merchandise, gifts, marketing support, sponsorships, seminars and travel expenses.

Broker-dealers or their affiliates may be paid additional amounts for: (1) "preferred product" treatment of the Policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the Policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the Policy to you or for any alternative proposal that may have been presented to you. You may wish to take such payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a policy.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the Policies. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the Policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your Policy.

We do not anticipate that the Surrender Charge, together with the portion of the Premium Load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your Policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.



Sub-Accounts and Funds

The variable investment options in the Policy are Sub-Accounts of the Separate Account ("Sub-Accounts"). Each Sub-Account invests in shares in a single Underlying Fund. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate Underlying Fund. You do not invest directly in these Underlying Funds. The investment performance of each Sub-Account will reflect the investment performance of the Underlying Fund.

We create Sub-Accounts and select the funds, the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts, based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment advisor, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant Owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given Underlying Fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Certain funds may employ hedging strategies to provide for downside protection during sharp downward movements in equity markets. The cost of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to other funds. Also, several of the Underlying Funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the Underlying Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each Underlying Fund's prospectus carefully before making investment choices. In particular, also please note, there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Policy fees and expenses, the yields of any Sub-Account investing in a money market fund may become extremely low and possibly negative.

Additional Sub-Accounts and Underlying Funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The Underlying Funds and their investment advisors/subadvisors and objectives are listed below. Comprehensive information on each Underlying Fund, its objectives and past performance may be found in that funds' prospectus or summary prospectus. Prospectuses for each of the Underlying Funds listed below accompany this prospectus and are available by calling 1-800-487-1485 or by referring to the contact information provided by the Underlying Fund's on the cover page of its summary prospectus.


AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein, L.P.

     o AllianceBernstein VPS Global Thematic Growth Portfolio (Class A):
Long-term growth of capital.

     o AllianceBernstein VPS Small/Mid Cap Value Portfolio (Class A):
  Long-term growth of capital.


American Funds Insurance Series (Reg. TM), advised by Capital Research and
  Management Company.

     o Global Growth Fund (Class 2): Long-term growth of capital.

     o Global Small Capitalization Fund (Class 2): Long-term capital growth.

     o Growth Fund (Class 2): Capital growth.

     o Growth-Income Fund (Class 2): Long-term growth of capital and income.

     o International Fund (Class 2): Long-term growth of capital.


BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC and subadvised by BlackRock Investment Management, LLC

     o Global Allocation V.I. Fund (Class I): High total investment return.


Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company.*

     o Diversified Income Series (Standard Class): Maximum long-term total return consistent with reasonable risk.

        o Emerging Markets Series (Standard Class): Long-term capital appreciation.

     o Limited-Term Diversified Income Series (Standard Class): Maximum total return, consistent with reasonable risk.

     o REIT Series (Standard Class): Maximum long-term total return, with capital appreciation as a secondary objective.

     o Small Cap Value Series (Standard Class): Capital appreciation.

     o Smid Cap Growth Series (Standard Class): Long-term capital appreciation.

        o U. S. Growth Series (Standard Class): Long-term capital appreciation.


     o Value Series (Standard Class): Long-term capital appreciation.


DWS Variable Series II, advised by Deutsche Investment Management Americas, Inc. and subadvised by RREEF America L.L.C.

     o DWS Alternative Asset Allocation VIP Portfolio (Class A)(2): Capital appreciation.


Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management & Research Company and subadvised by FMR CO., Inc.

     o Contrafund (Reg. TM) Portfolio (Service Class): Long-term capital appreciation.

     o Growth Portfolio (Service Class): To achieve capital appreciation.

     o Mid Cap Portfolio (Service Class): Long-term growth of capital.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

     o Franklin Income Securities Fund (Class 1): To maximize income while maintaining prospects for capital appreciation.

        o Mutual Shares Securities Fund (Class 1): Capital appreciation; income is a secondary consideration.


Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
  Advisors Corporation.

     o LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
       (Subadvised by BAMCO, Inc.)

     o LVIP BlackRock Emerging Markets RPM Fund (Standard Class): To invest primarily in securities included in a broad-based emerging markets index and to seek to approximate as closely as possible, before fees and expenses, the performance of that index while seeking to control the level of portfolio volatility.
       (Subadvised by BlackRock Investment Management LLC)

     o LVIP BlackRock Equity Dividend RPM Fund (Standard Class): Reasonable income by investing primarily in income-producing equity securities. (Subadvised by BlackRock Investment Management LLC)

     o LVIP BlackRock Inflation Protected Bond Fund (Standard Class): To maximize real return, consistent with preservation of real capital and prudent investment management.
       (Subadvised by BlackRock Financial Management, Inc.)

     o LVIP Capital Growth Fund (Standard Class): Capital growth.
       (Subadvised by Wellington Management Company, LLP)

     o LVIP Clarion Global Real Estate Fund (Standard Class): Total return through a combination of current income and long-term capital appreciation.
       (Subadvised by CBRE CLARION SECURITIES LLC)

     o LVIP Columbia Small-Mid Cap Growth RPM Fund (Standard Class): Long-term capital appreciation.
       (Subadvised by Columbia Management Investment Advisers, LLC)

     o LVIP Delaware Bond Fund (Standard Class): Maximum current income (yield) consistent with a prudent investment strategy.
       (Subadvised by Delaware Management Company)*

     o LVIP Delaware Diversified Floating Rate Fund (Standard Class): Total return.
       (Subadvised by Delaware Management Company)*

     o LVIP Delaware Social Awareness Fund (Standard Class): To maximize long-term capital appreciation.
       (Subadvised by Delaware Management Company)*

     o LVIP Delaware Special Opportunities Fund (Standard Class): To maximize long-term capital appreciation.
       (Subadvised by Delaware Management Company)*

     o LVIP Dimensional Non-U.S. Equity RPM Fund (Standard Class)(2):
       Long-term capital appreciation.

        o LVIP Dimensional U.S. Equity RPM Fund (Standard Class)(2): Long-term capital appreciation.

     o LVIP Dimensional/Vanguard Total Bond Fund (Standard Class): Total return consistent with preservation of capital.

     o LVIP Global Income Fund (Standard Class): Current income consistent with preservation of capital.
       (Subadvised by Mondrian Investment Partners Limited and Franklin Advisors, Inc.)

     o LVIP JPMorgan High Yield Fund (Standard Class): A high level of current income; capital appreciation is the secondary objective.
       (Subadvised by J.P. Morgan Investment Management Inc.)

     o LVIP JPMorgan Mid Cap Value RPM Fund (Standard Class): Long-term capital appreciation.
       (Subadvised by J.P. Morgan Investment Management Inc.)


     o LVIP Managed Risk Profile Conservative Fund (Standard Class)(2): A high level of current income with some consideration given to growth of capital.

     o LVIP Managed Risk Profile Growth Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

     o LVIP Managed Risk Profile Moderate Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital.


     o LVIP MFS International Growth Fund (Standard Class): Long-term capital appreciation.
       (Subadvised by Massachusetts Financial Services Company)

     o LVIP MFS Value Fund (Standard Class): Capital appreciation. (Subadvised by Massachusetts Financial Services Company)

     o LVIP Mid-Cap Value Fund (Standard Class): Long-term capital appreciation.
       (Subadvised by Wellington Management Company, LLP)

     o LVIP Mondrian International Value Fund (Standard Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
       (Subadvised by Mondrian Investment Partners Limited)

     o LVIP Money Market Fund (Standard Class): To maximize current income while maintaining a stable value of your shares (providing stability of net asset value) and preserving the value of your initial investment (preservation of capital).
       (Subadvised by Delaware Management Company)

     o LVIP SSgA Bond Index Fund (Standard Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate Index.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Conservative Index Allocation Fund (Standard Class)(2): A high level of current income, with some consideration given to growth of capital.

     o LVIP SSgA Conservative Structured Allocation Fund: (Standard Class)(2):
       A high level of current income, with some consideration given to growth of capital.

     o LVIP SSgA Developed International 150 Fund (Standard Class): To maximize long-term capital appreciation.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Emerging Markets 100 Fund (Standard Class): To maximize long-term capital appreciation.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Global Tactical Allocation RPM Fund (Standard Class)(2):
       Long-term growth of capital.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA International Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Large Cap 100 Fund (Standard Class): Long-term capital appreciation.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Moderate Index Allocation Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

     o LVIP SSgA Moderate Structured Allocation Fund (Standard Class)(2): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital.

     o LVIP SSgA Moderately Aggressive Index Allocation Fund (Standard Class)(2): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital.

     o LVIP SSgA Moderately Aggressive Structured Allocation Fund (Standard Class)(2): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital.

     o LVIP SSgA S&P 500 Index Fund (Standard Class)(1): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Small-Cap Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 (Reg. TM) Index, which emphasizes stocks of small U.S. companies.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP SSgA Small-Mid Cap 200 Fund (Standard Class): To maximize long-term capital appreciation.
       (Subadvised by SSgA Funds Management, Inc.)

     o LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term capital growth.
       (Subadvised by T. Rowe Price Associates, Inc.)

     o LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class):
       To maximize capital appreciation.
       (Subadvised by T. Rowe Price Associates, Inc.)

     o LVIP Templeton Growth RPM Fund (Standard Class): Long-term capital growth.
       (Subadvised by Templeton Investment Counsel, LLC)

     o LVIP UBS Large Cap Growth RPM Fund (Standard Class): Long-term growth of capital in a manner consistent with the preservation of capital. (Subadvised by UBS Global Asset Management (Americas) Inc.)

     o LVIP Vanguard Domestic Equity ETF Fund (Standard Class)(2): Long-term capital appreciation.

     o LVIP Vanguard International Equity ETF Fund (Standard Class)(2):
  Long-term capital appreciation.

MFS (Reg. TM) Variable Insurance TrustSM, advised by Massachusetts Financial
  Services Company


     o Growth Series (Initial Class): Capital appreciation.

     o Utilities Series (Initial Class): Total return.


PIMCO Variable Insurance Trust, advised by PIMCO

     o PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio
   (Administrative Class): Maximum real return.

  * Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

  (1) "Standard & Poor's (Reg. TM)", "S&P 500 (Reg. TM)", "Standard & Poor's 500 (Reg. TM)" and "500" are trademarks of Standard & Poor's Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. and have been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.

  (2) These are "Fund of Funds" and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities. As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.



Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1) the shares of any Underlying Fund should no longer be available for investment by the Separate Account; or

2) the Sub-Account has not attracted significant Owner allocations; or

3) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your Policy as required to reflect any withdrawal or substitution of Underlying Funds. Substitute funds may have higher charges than the funds being replaced.



Voting Rights

The Underlying Funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your Policy. If we do not receive instructions from you, we will vote the shares attributable to your Policy in the same proportion as we vote other shares based on instructions received from other Owners. Since Underlying Funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the Underlying Funds, and those votes may affect the outcome.

Each Underlying Fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "Quorum"), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the Underlying Fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Owner provide their voting instructions to the Company. Even though Owners may choose not to provide voting instruction, the shares of a fund to which such Owners would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the Underlying Fund which it owns at a meeting of the shareholders of an Underlying Fund, all shares voted by the Company will be counted when the Underlying Fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a Quorum requirement has been met.


POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your Policy, assuming risks associated with your Policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment advisor for each of the Underlying Funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an Underlying Fund is contained in each fund's prospectus.

The Monthly Deductions, including the Cost of Insurance Charges, will be deducted proportionately from the Net Accumulation Value of each Sub-Account and the Fixed Account subject to the charge.

The Monthly Deductions are made on the "Monthly Anniversary Day," which is the Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day Grace Period to make a payment sufficient to cover that deduction.



Premium Load; Net Premium Payment

We make a deduction from each Premium Payment. This amount, referred to as "Premium Load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7.0% from each Premium Payment in Policy Years 1-20, and 4.0% in Policy Years 21 and beyond. The Premium Payment, net of the Premium Load, is called the "Net Premium Payment."



Surrender Charges

A Surrender Charge may apply if the Policy is totally surrendered or has a decrease in the Specified Amount of death benefit. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.

The Surrender Charge varies by age of the insureds, the number of years since the date of policy issue or the date of an increase in Specified Amount, and the Specified Amount. The Surrender Charge will never exceed $60.00 per $1,000 of Specified Amount. A personalized schedule of Surrender Charges is included in each policy. You may obtain more information about the Surrender Charges that would apply to your Policy by requesting a personalized illustration from your insurance representative.


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The duration of the Surrender Charge is 15 years for Full Surrenders and 10 years for decreases in Specified Amount.


Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The Surrender Charge will not exceed the policy value. All Surrender Charges decline to zero within 15 years following policy issue, or any increase in Specified Amount.

Upon either a Full Surrender of the Policy or a decrease in Specified Amount, the charge will be subject to the following conditions:

A. For decreases in Specified Amount, excluding Full Surrender of the Policy, no Surrender Charge will be applied where the decrease:

     1) occurs after the tenth Policy Anniversary following policy issue or increase in Specified Amount; or

     2) is caused by a Partial Surrender; or

     3) when added to the sum of all prior decreases, does not exceed 25% of the Initial Specified Amount.

B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

     1) is the amount of this decrease plus any prior decreases;

     2) is the greater of an amount equal to 25% of the Initial Specified Amount or the sum of all prior decreases;

     3) is the Initial Specified Amount; and

     4) is the then applicable Surrender Charge from the schedule in the Policy.

We may refuse or limit requests for decreases in Specified Amount, to the extent there is insufficient value to cover the necessary Surrender Charges.

If you increase the Specified Amount, a new Surrender Charge will be applicable to each increase. This charge is in addition to any Surrender Charge on the existing Specified Amount. Upon an increase in Specified Amount, we will send you a confirmation of the increase.

Upon Full Surrender of your Policy following a policy decrease, the Surrender Charge will be calculated as the entire amount shown in the Policy Specifications, multiplied by one minus the percentage of the Initial Specified Amount for which a Surrender Charge was previously assessed. The charge assessed upon a Full Surrender will not exceed the Policy's value.

In addition, if your Policy includes the Enhanced Surrender Value Rider, you may surrender your Policy for an enhanced Surrender Value provided under the rider, without being subject to the Policy Surrender Charges.

Any surrender may have tax implications. Consult your tax or other financial advisor before initiating a surrender.



Partial Surrender Fee

No Surrender Charge or Administrative Fee is imposed on a Partial Surrender.



Transfer Fee

For each transfer request in excess of 24 made during any Policy Year, we reserve the right to charge you an Administrative Fee of $25.


                                                                              19
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Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insureds may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in Policy Years 1-10 and 0.20% in Policy Years 11 and beyond. The current charge is at an effective annual rate of 0.60% in Policy Years 1-10, 0.20% in Policy Years 11-20, and 0.00% in Policy Years 21 and beyond.



Cost of Insurance Charge

A significant cost of variable life insurance is the "Cost of Insurance Charge". This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value.

The Cost of Insurance Charge for your Policy depends on the current "Net Amount at Risk". The Net Amount at Risk is the death benefit, without regard to any benefits payable at the insureds death under any riders, minus the greater of zero or the Policy's Accumulation Value. Because the Accumulation Value will vary with investment performance, Premium Payment patterns and charges, the Net Amount at Risk will vary accordingly.


The Cost of Insurance Charge is determined monthly by dividing the death benefit at the beginning of the Policy Month by 1 plus .0.0008295 (the monthly equivalent of an effective annual rate of 1.00%), subtracting the Accumulation Value at the beginning of the Policy Month, and multiplying the result (the "Net Amount at Risk") by the applicable current cost of insurance rate as determined by the Company. The maximum rates that we may use are found in the guaranteed maximum cost of insurance rate table in your Policy's Specifications. The applicable cost of insurance rate used in this monthly calculation for your Policy depends upon the Policy duration, the age, gender (in accordance with state law) and underwriting category of each insured. Please note that it will generally increase each Policy Year as the insureds age. Current cost of insurance rates, in general, are determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes). For this reason, they may be less than the guaranteed maximum rates shown in the Policy. Accordingly, your monthly Cost of Insurance Charge may be less than the amount that would be calculated using the guaranteed maximum cost of insurance rate shown in the table in your Policy. Also, your monthly Cost of Insurance Charge will never be calculated at a rate higher than the maximum Cost of Insurance Charge shown in "Table II: Periodic Charges Other Than Fund Operating Expenses" in this prospectus.




Administrative Fee

There is a flat Monthly Deduction of $10 in all years.


For the first ten Policy Years from issue date or increase in Specified Amount, there is an additional charge that varies with each insured's age, sex, Premium class, and benefit selection option percentage, if any. This charge will never exceed $1.61 per $1,000 of Initial Specified Amount or increase in Specified Amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.




Policy Loan Interest

If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual effective interest rate is 4.0% in years 1-10, 3.0% in years 11 and beyond. We will credit 3.0% interest on the Loan Account Value in all years.


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

Rider Charges

Enhanced Surrender Value Rider. There is a monthly charge during Policy Years 2
- 5 of $0.05 per $1,000 of Initial Specified Amount.

Estate Protection Rider. There is a monthly cost of insurance charge during Policy Years 1-4. This rider uses the same cost of insurance rates as the base policy per $1,000 of death benefit of the Estate Protection Rider.

Overloan Protection Rider. There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current Accumulation Value.

Premium Reserve Rider. We deduct 4.0% from each Premium Payment you direct to this rider. Transfers of Premium Reserve Rider Accumulation Value from this rider to the Policy may be subject to a charge of 3.0% of amount transferred during Policy Years 1 - 10. Premium Reserve Rider Accumulation Value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge not to exceed 0.60% for Policy Years 1-10 and 0.20% for Policy Years 11 and later.

In addition, if you request a loan from the Premium Reserve Rider Accumulation Value, interest is charged at the same rate as for Policy Loans.


YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the second insured. The Policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any Underlying Funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the Policy. We will obtain any required approvals from Owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from Owners and securities regulators, we may:

o change the investment objective of the Separate Account;

o operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

o deregister the Separate Account; or

o combine the Separate Account with another separate account.

We will notify you of any change that is made. (See section headed "Transfer Fee" for explanation of an additional right to transfer Accumulation Values from a Sub-Account when its investment objective changes.)

The Policy includes Policy Specifications pages. These pages provide important information about your Policy such as: the identity of the insureds and Owner; Policy Date; the Initial Specified Amount; the death benefit option selected; issue ages; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as "Policy Date", "Effective Date" or "Policy Effective Date" (or "Rider Date", "Rider Effective Date") refer to the date that coverage under the Policy (or rider) becomes effective. Terms such as "Issue Date" or "Policy Issue Date" (or "Rider Issue Date") generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.

When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.

Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insureds will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The Policy Date is the date on which we begin life insurance coverage. This is the date from which Policy Years, Policy Anniversary and age are determined.

Once your Policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We cannot process your requests for transactions relating to the Policy until we have received the request in "good order" at our Home Office. "Good order" means the actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

We allow telephone transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on authorization for telephone transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.



Application

If you decide to purchase a Policy, you must first complete an application. A completed application identifies the proposed insureds and provides sufficient information to permit us to begin underwriting risks in the Policy. We require a medical history and examination of the proposed insureds. Based on our review of medical information about the proposed insureds, we may decline to provide insurance, or we may place the proposed insureds in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insureds.

A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when each insured is at least age 20 and at most age 85. Age will be determined by the nearest birthday of each insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a Policy. When you apply for a Policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.



Owner

The Owner on the Date of Issue is designated in the Policy Specifications. You, as Owner, will make the following choices:

1) initial death benefit amount and death benefit option;

2) optional riders;

3) the amount and frequency of Premium Payments; and

4) the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your Policy as long as at least one of the insureds is living. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, Surrender the Policy entirely, request a Reduction in Specified Amount, name a new Owner, and assign the Policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the written request. In addition to changes in ownership or Beneficiary designations, you should make certain that our records are up to date with respect to your address and contact information and, to the extent possible, the address and contact information of any beneficiaries. This will ensure that there are no unnecessary delays in effecting any changes you wish to make, ownership privileges you wish to exercise or payments of proceeds to you or your Beneficiaries.



Right to Examine Period

You may return your Policy to us for cancellation within ten days after you receive it (or a greater number of days if required by your state). This is called the "Right to Examine Period". If the Policy is returned for cancellation within the Right to Examine Period, we will refund to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of
(i) the Accumulation Value less any Indebtedness, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms. If a Premium Payment was made by check, there may be a delay until the check clears.

If your Policy is issued in a state that requires return of Premium Payments, any Net Premium Payments received by us within ten days of the date the Policy was issued will be held in the money market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If your Policy is issued in a state that provides for return of value, any Net Premium Payments received before the end of the Right to Examine Period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated. In all cases, if the Policy is returned for cancellation within the Right to Examine Period, we will return to you the greater of (a) all Premium Payments less any Indebtedness; or (b) the sum of (i) the Accumulation Value less any Indebtedness, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms.



Initial Specified Amount

You will select the Initial Specified Amount of death benefit on the application. This may not be less than $250,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial Specified Amount is shown on the Policy Specifications page.



Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

During the first Policy Year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the Dollar Cost Averaging or Automatic Rebalancing program described below. The amount of all transfers from the Fixed Account in any other Policy Year may not exceed the greater of:

1) 25% of the Fixed Account value as of the immediately preceding Policy Anniversary, or

2) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.


Due to these limitations, if you want to transfer all of your value from the Fixed Account to one or more Sub-Accounts, it may take several years to do so. We reserve the right to waive these transfer restrictions from the Fixed Account at any time. Please contact your financial advisor to determine if a waiver is currently in effect.


Requests for transfers may be made in writing or by telephone, if you have previously authorized telephone transfers in writing, subject to our consent. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm instructions are genuine. Any instructions, which we reasonably believe to be genuine, will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.


Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before the close of regular trading on the NYSE (generally 4pm Eastern time on a business day) will normally be effective that day.




Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the Underlying Funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other Owners or fund shareholders.

In addition, the Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, Owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Owners who violate excessive trading policies established by the Underlying Fund.

You should be aware that the purchase and redemption orders received by Underlying Funds generally are "omnibus" orders from intermediaries such as retirement plans or Separate Accounts to which Premium Payments and cash values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance policies. The omnibus nature of these orders may limit the Underlying Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Underlying Funds (and thus our Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the Underlying Funds. In addition, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by Owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of Owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple policies owned by the same Owner if that Owner has been identified as a market timer. For each Owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once an Owner has been identified as a "market timer" under our Market Timing Procedures, we will notify the Owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the Policy Year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from an Owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this "original signature" restriction on that Owner even if we cannot identify, in the particular circumstances, any harmful effect from that Owner's particular transfers.

Owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Owners determined to be engaged in such transfer activity that may adversely affect other Owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all Owners. An exception for any Owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your Policy may also be available as investment options for Owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Owners or as applicable to all Owners with policy values allocated to Sub-Accounts investing in particular Underlying Funds. We also reserve the right to implement and administer Redemption Fees imposed by one or more of the funds in the future.

Some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Underlying Fund's investment advisor, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the Underlying Funds may also impose Redemption Fees on short-term trading (i.e., redemptions of Underlying Fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such Redemption Fees on behalf of the Underlying Funds. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.



Optional Sub-Account Allocation Programs

You may elect to participate in programs for Dollar Cost Averaging or Automatic Rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

Dollar Cost Averaging systematically transfers specified dollar amounts during the first Policy Year from the money market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

If the Owner elects Dollar Cost Averaging from either the money market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If Dollar Cost Averaging is desired, it must be elected at issue.

Dollar Cost Averaging terminates automatically:

1) if the value in the money market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

2) seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

3) on the first Policy Anniversary; or

4) if your Policy is surrendered or otherwise terminates.

From time to time, we may offer special interest rate programs for Dollar Cost Averaging. Please consult your financial advisor to determine the current availability and terms of these programs. We reserve the right to modify, suspend or terminate a Dollar Cost Averaging program. Any changes will not affect Owners currently participating in the Dollar Cost Averaging program.

Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. Your Policy will be issued with Automatic Rebalancing. When Automatic Rebalancing is in effect, all Net Premium Payments allocated to the Sub-Accounts and Fixed Account will be subject to Automatic Rebalancing. Transfers among the Sub-Accounts and the Fixed Account as a result of Automatic Rebalancing do not count against the number of free transfers available.

Automatic Rebalancing is available only on a quarterly basis. Automatic Rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office. Terminating Automatic Rebalancing will terminate the No-Lapse Enhancement Rider attached to your Policy. Refer to the "Riders" section of this prospectus for more information.



Riders

We may offer you riders to your Policy from time to time. Riders may alter the benefits or charges in your Policy, rider availability and benefits may vary by state of issue, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict or enhance the terms of your Policy, or of other riders in force. Consult your financial and tax advisors before adding riders to, or deleting them from, your Policy.

Enhanced Surrender Value Rider. If desired, you must select this rider when you initially apply for insurance. The rider provides an enhanced Surrender Value without imposition of a Surrender Charge if you fully surrender your Policy during the first five Policy Years (the "Enhanced Surrender Value Period"). This rider does not provide for enhanced Surrender Value for Partial Surrenders, loans, or in connection with the exchange of this Policy for any other policy. This rider will terminate at the earliest of the Full Surrender of the Policy for the benefit provided by this rider; the end of the fifth Policy Year; lapse of the Policy; or exchange, replacement, or any termination of the Policy. In Policy Years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.

If the Policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Surrender Value payable on the date your Policy is surrendered will equal:

1) the Policy's Accumulation Value; minus

2) Indebtedness.

The following example demonstrates hypothetical Accumulation Values and Surrender Values with and without the Enhanced Surrender Value Rider during the first five Policy Years of the policy described below:

Sample Policy

o Insured: Male and Female - Both Standard Non-tobacco, age 55

o Specified Amount: $1,000,000

o Benefit Selection Option: Not Elected

o Planned annual Premium Payment: $35,000 for 5 years

o No Indebtedness




                     Accumulation          Surrender          Accumulation        Surrender
                    Value Without        Value Without         Value With         Value With
 End of Year          ESV Rider            ESV Rider            ESV Rider         ESV Rider
-------------      ---------------      ---------------      --------------      -----------
      1            $ 32,413             $      0             $ 32,413            $ 32,413
      2            $ 66,926             $ 29,313             $ 66,304            $ 66,304
      3            $103,664             $ 67,071             $102,380            $102,380
      4            $142,766             $107,202             $140,775            $140,775
      5            $184,379             $149,853             $181,632            $181,632


Supplemental Survivorship Term Insurance Rider (Estate Protection Rider). If desired, you must select this rider when you initially apply for insurance. The rider provides term insurance coverage in the amount you select (the "Term Insurance Benefit Amount") which ends on the fourth anniversary of the effective date of the rider. Upon death of the second insured, we will pay the Term Insurance Benefit Amount, in addition to Death Benefit Proceeds payable pursuant to the death benefit option in effect on the Policy.

There is a monthly cost of insurance charge for this coverage during Policy Years 1-4. This rider uses the same cost of insurance rates as the base policy and is a charge per $1,000 of death benefit as provided by this rider.

This rider terminates on the earliest of:

1) the date you request termination of the rider;

2) when your Policy lapses;

3) when your Policy is fully surrendered;

4) on the fourth anniversary of the effective date of the rider; or

5) the second death.

If your Policy is reinstated, this rider will likewise be reinstated. However, sufficient Premium must be paid to cover the Monthly Deduction including monthly rider costs.

No-Lapse Enhancement Rider: This rider, which is automatically issued with your Policy, provides you with a limited benefit in the event that your Policy would otherwise lapse. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on Net Premium Payments made, interest credited, the amount of any Partial Surrenders, and rates and fees for the rider. Payment of Premiums higher than the Planned Premium and interest credited on Net Premiums will increase the duration of lapse protection. Partial Surrenders and the costs of other riders which have their own charges will reduce the duration of lapse protection.

No-Lapse Protection. If the Net Accumulation Value under the Policy is insufficient to cover the Monthly Deductions, the Policy will not lapse as long as three conditions are met:

1) the rider has not terminated (see subsection headed "Rider Termination" for more information about when the rider terminates);

2) the duration of the rider's lapse protection has not ended (that is, the period during which lapse protection is provided by the rider - also known as the "duration of lapse protection" - has not ended); see sub-section headed "Duration of Lapse - Protection"); and

3) either the "No-Lapse Value" or the "Reset Account Value", less any Indebtedness, is greater than zero.

We will automatically issue this rider with your Policy. There is no charge for this rider.

The rider consists of the No-Lapse Value provision (the "No-Lapse Value Provision") and the Reset Account Value provision (the "Reset Account Value Provision"). Under this rider, your Policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your Policy from lapsing. The "No-Lapse Value" and "Reset Account Value" are reference values only and are determined as described below. If the Net Accumulation Value is insufficient to cover the Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your Policy from lapsing.

If either the No-Lapse Value Provision or the Reset Account Value Provision of this rider is actively preventing the Policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the Policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent Premium Payments create Accumulation Value sufficient to cover the accumulated, if any, as well as current Monthly Deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the Policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed "Death Benefits" for more information.

We calculate the No-Lapse Value and Reset Account Value based on a set of rates and fees which are reference rates and reference fees only and are used solely for the purpose of calculating benefits provided by the rider. They will be referred to as the "Reference Rates and Fees". The Reference Rates and Fees used for this rider are not charges and fees imposed on your Policy and differ from the rates and fees we use to calculate the Accumulation Value of the Policy.

Each provision's value is based on a set of Reference Rates and Fees unique to that provision. The No-Lapse Value Reference Rates and Fees are the No-Lapse Value Premium Credit, the No-Lapse Value Premium Load, the No-Lapse Value Credited Interest, the factors used to determine the No-Lapse Value Monthly Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the No-Lapse Value Monthly Administrative Fee. The Reset Account Value Reference Rates and Fees are the Reset Account Premium Load, the Reset Account Value Credited Interest, the factors used to determine the Reset Account Value Monthly

Cost of Insurance, the cost of any additional benefits provided by other riders that have their own charges, and the Reset Account Value Monthly Administrative Fee.

At the time we issue the Policy, we fix the schedules of Reference Rates and Fees for the life of the Policy. Refer to the No-Lapse Enhancement Rider form issued with your Policy for more information about the actual schedules of Reference Rates and Fees applicable to your Policy.

The No-Lapse Value. On each Monthly Anniversary Day (see section headed "Policy Charges and Fees" for a discussion of "Monthly Anniversary Day"), the No-Lapse Value will be calculated as 1), plus 2), plus 3), minus 4), minus 5), minus 6) where:

1) is the No-Lapse Value on the preceding Monthly Anniversary Day;

2) is all premiums received since the preceding Monthly Anniversary Day and is either increased by the No-Lapse Value Premium Credit or decreased by the No-Lapse Value Premium Load based on the Policy Years as shown in the actual schedules of Reference Rates and Fees applicable to your policy;

3) is accumulated interest credited to the No-Lapse Value since the preceding Monthly Anniversary Day;

4) is the amount of any Partial Surrenders (i.e., withdrawals) under the Policy since the preceding Monthly Anniversary Day;

5) is the No-Lapse Value Monthly Deduction for the month following the Monthly Anniversary Day; and

6) is the Surrender Charge for any Reduction in Specified Amount on the Monthly Anniversary Day.

Reductions in Specified Amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed "Surrender Charges - Reduction in Specified Amount" for further information).

On any day other than a Monthly Anniversary Day, the No-Lapse Value will be the No-Lapse Value as of the preceding Monthly Anniversary Day, plus all premiums received since the preceding Monthly Anniversary Day (either increased by the No-Lapse Value Premium Credit or decreased by the No-Lapse Value Premium Load), less Partial Surrenders, plus accumulated interest credited to the No-Lapse Value.

The No-Lapse Value on the Policy Date will be the initial premium received, plus the No-Lapse Value Premium Credit, less the No-Lapse Value Monthly Deduction for the first Policy Month.

The No-Lapse Value Monthly Deduction is the No-Lapse Value Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the No-Lapse Value Monthly Administrative Fee. The No-Lapse Value Monthly Cost of Insurance and the No-Lapse Value Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your Policy, and are used solely for the purpose of calculating benefits provided by the rider. These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and Policy Monthly Administrative Fee used to calculate Accumulation Value under your Policy.

The Reset Account Value. On each Monthly Anniversary Day (see section headed "Policy Charges and Fees" for a discussion of "Monthly Anniversary Day"), the Reset Account Value will be calculated as 1), plus 2), plus 3), minus 4), minus
5), minus 6) where:

1) is the Reset Account Value on the preceding Monthly Anniversary Day;

2) is all Net Premium Payments received since the preceding Monthly Anniversary Day;

3) is accumulated interest credited to the Reset Account Value;

4) is the amount of any Partial Surrenders (i.e. withdrawals) under the Policy since the preceding Monthly Anniversary Day;

5) is the Reset Account Value Monthly Deduction for the month following the Monthly Anniversary Day; and

6) is the Surrender Charge for any Reduction in Specified Amount on the Monthly Anniversary Day.

Reductions in Specified Amounts only become effective on the Monthly Anniversary Day on or next following the day on which the reduction is approved (see section headed "Surrender Charges - Reduction in Specified Amount" for further information).

On any day other than a Monthly Anniversary Day, the Reset Account Value will be the Reset Account Value as of the preceding Monthly Anniversary Day, plus all Net Premium Payments received since the preceding Monthly Anniversary Day, less Partial Surrenders, plus accumulated interest credited to the Reset Account Value.

The Reset Account Value on the Policy Date will be the initial Net Premium Payment received less the Reset Account Value Monthly Deduction for the first Policy Month.

The Reset Account Value Monthly Deduction is the Reset Account Value Monthly Cost of Insurance, plus the monthly charge, if any, for other riders, and plus the Reset Account Value Monthly Administrative Fee. The Reset Account Value Monthly Cost of Insurance and the Reset Account Value Monthly Administrative Fee are Reference Rates and Fees only, are not charges and fees imposed on your Policy, and are used solely for the purpose of calculating benefits provided by the rider. These Reference Rates and Fees differ in amount from the policy Cost of Insurance Charge and Policy Monthly Administrative Fee used to calculate Accumulation Value under your Policy.

On each Policy Anniversary, the Reset Account Value may increase to reflect positive investment performance. If the Reset Account Value on any Policy Anniversary is less than the Accumulation Value on that same Policy Anniversary, the Reset Account Value will be increased to equal the Accumulation Value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your Policy.

Death Benefits Under the Policy and the Rider. If the Net Accumulation Value is sufficient to cover the accumulated, if any, and current Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed "Death Benefits" for more information.

If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your Policy from lapsing. Each provision triggers a different death benefit.

If the No-Lapse Value Provision is actively keeping the Policy from lapsing, the Guaranteed Minimum Death Benefit will be used in determining the actual Death Benefit Proceeds provided by the No-Lapse Value Provision of this rider. The initial Guaranteed Minimum Death Benefit is equal to the Initial Specified Amount for the Policy. If the policy Specified Amount is later decreased below the Guaranteed Minimum Death Benefit, the Guaranteed Minimum Death Benefit will automatically decrease to equal the Specified Amount as of the same effective date. If the policy Specified Amount is later increased, the Guaranteed Minimum Death Benefit will not increase. The "No-Lapse Value Provision Death Benefit" proceeds is the Guaranteed Minimum Death Benefit less any Indebtedness and less any Partial Surrenders (i.e., withdrawals) received by the Owner after the date of the second insured's death plus any death benefit proceeds payable under the Estate Protection Rider. This death benefit may be less than the specified amount of the Policy.

If the Reset Account Value Provision is actively keeping the Policy from lapsing, the "Reset Account Value Provision Death Benefit" proceeds is the greater of:

1) (a) the lesser of

     (i) the current Specified Amount and

     (ii) Initial Specified Amount, minus

     (b) Indebtedness, and minus

     (c) any Partial Surrenders (i.e., withdrawals) received by the Owner after the date of second death; plus

     (d) any death benefit proceeds payable under the Estate Protection Rider;
  or

2) an amount equal to the Reset Account Value multiplied by the applicable percentage shown in the corridor percentages table of the Policy Specifications, less any Indebtedness and less any Partial Surrenders after the date of second death, plus any death benefit proceeds payable under the Estate Protection Rider.

If the requirements of both of the No-Lapse Value Provision and Reset Account Value Provision are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed "Death Benefits" for more information.

If this No-Lapse Enhancement Rider prevents the Policy from lapsing, and subsequent Premium Payments are made such that the Accumulation Value is sufficient to cover the Monthly Deductions, the death benefit payable will be determined by the death benefit option in effect. During the period that the rider is preventing the Policy from lapsing, the Monthly Deductions under your Policy, which consist of the monthly Cost of Insurance Charge, the monthly cost of any riders, and the monthly Administrative Fee, will continue and will be accumulated. A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions. If the rider terminates for any reason, the accumulated and current Monthly Deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of Premiums you would be required to pay to keep your Policy in force (see section headed "Lapse and Reinstatement").

The No-Lapse Enhancement Rider can provide benefits when your policy's Accumulation Value is insufficient to prevent a Policy Lapse, which would otherwise terminate all policy coverage. Rider benefits can prevent a Policy Lapse when the policy's Accumulation Value is reduced by deductions for policy charges and fees, poor investment performance, Partial Surrenders of Accumulation Value, Indebtedness for Policy Loans, or any combination of these factors.

Automatic Rebalancing Required. You must maintain Automatic Rebalancing in order to keep this rider in effect. Automatic Rebalancing will be in effect when the Policy is issued. If you discontinue Automatic Rebalancing after the Policy is issued, this rider will terminate. After this rider terminates, the Policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions. Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about Automatic Rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy Accumulation Value in order to keep this rider in effect. While we currently do not restrict your allocation rights, your Policy will include a listing of the Sub-Accounts available as of the Policy Date to which allocation may be so restricted. The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all Owners of this product. If we determine that the investments of all Owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all Owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy Accumulation Value or subsequent Premium Payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect. We will not reallocate the Accumulation Value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the Accumulation Value of your Policy to comply with a Sub-Account restriction, this rider will terminate. If this rider is actively preventing the Policy from lapsing and this rider terminates as a result of the Owner's failure to comply with a Sub-Account restriction, then the Policy will lapse.

Duration of No-Lapse Protection. The duration of the No-Lapse coverage will be determined monthly by referencing the No-Lapse Account Value and the Reset Account Value. The duration is determined by projecting the first Monthly Anniversary Day on which future deductions for the rider rates and fees would cause both the No-Lapse Value and Reset Account Value to reach zero. Because the duration is recalculated on a monthly basis, higher Premium Payments and credited interest will increase the duration, while Partial Surrenders and adjustments for rider Reference Rates and Fees will reduce the duration. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value, and a shorter duration of No-Lapse Protection.

The duration of the lapse protection provided by this rider may be reduced if:

1) Premiums or other deposits are not received on or before their due date; or

2) you initiate any policy change that decreases the No-Lapse Value or Reset Account Value under the Policy. These changes include, but are not limited to, Partial Surrenders, Policy Loans, increases in Specified Amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the No-Lapse Value and the Reset Account Value. In general, later Premium Payments are credited with less interest over time, resulting in a lower No-Lapse Value and Reset Account Value. A lower No-Lapse Value or Reset Account Value will reduce the duration of lapse protection. The following example shows the impact of delayed Premium Payments on the duration of lapse protection:

Sample Policy

o Insured: Male and Female - Both Standard Non-tobacco, age 55

o Specified Amount: $1,000,000

o Benefit Selection Option: Not elected


o Planned annual Premium Payment: $10,000


Duration of lapse protection:


1) if Premiums are received on the planned payment date each year: 477 months;
or

2) if Premiums are received 30 days after the planned payment date each year:
476 months.


The impact of late Premium Payments on the duration of the lapse protection varies by policy. If both the No-Lapse Value and the Reset Account Value, less any Indebtedness, are zero or less, this rider will not prevent your Policy from lapsing. Payment of sufficient additional Premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy's current duration of lapse protection and the impact that late Premium Payments may have on that duration by requesting a personalized policy illustration from your financial advisor.

Rider Termination. This rider and all rights provided under it will terminate automatically upon the earliest of the following:

1) the younger insured reaches age 121; or

2) surrender or other termination of the Policy; or

3) Automatic Rebalancing is discontinued; or

4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the Policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the Policy terminates.

Benefit Selection Option. When you apply for the Policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater Accumulation Value and the death benefit protection provided by the No-Lapse Enhancement Rider. When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances. This option is designed to reduce the charges for the per $1,000 of Specified Amount monthly administrative expense fee (the "Monthly Administrative Expense Fee") deducted from your Policy and thereby reduce the cost of the death benefit provided by your Policy. Therefore, if you elect to reduce the death benefits provided by this rider by electing a Benefit Selection Option percentage greater than zero, you will reduce the monthly charges deducted from your policy's Accumulation Value.

By reducing the monthly charges deducted from your policy's Accumulation Value, you have the opportunity to have a larger Accumulation Value allocated to the Fixed Account and invested in the Sub-Accounts, but will receive a reduced death benefit protection provided by the No-Lapse Enhancement Rider.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees. The reduced Policy Monthly Administrative Expense Fee will be displayed in your Policy Specifications. However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the No-Lapse reference per $1,000 of Specified Amount Monthly Administrative Fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase. (Refer to the section headed "No-Lapse Enhancement Rider" for discussion of how Rider values are calculated.) The higher the percentage you select for the Benefit Selection Option, the larger the increase in the No-Lapse reference per $1,000 of Specified Amount Monthly Administrative Fees and the higher the Premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insureds. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:



                                    Male and Female - Both Standard Non-tobacco, age 55
                                                               No-Lapse
                                                        Monthly Administrative
 Benefit Selection        Monthly Administrative               Expense
       Option                   Expense Fee                 Reference Fee                            Result
 Election: None          $0.1733 per thousand          $0.0992 per thousand         This option offers the best No-Lapse
                         of Specified Amount           of Specified Amount          Protection available. The price of the
                         (higher)                       (lower)                     protection is reflected in the higher
                                                                                    Monthly Administrative Expense Fee.
 Election: 100%          $0.0267 per thousand          $0.1592 per thousand         This option offers the least amount of
                         of Specified Amount           of Specified Amount          No-Lapse Protection. The Monthly
                          (lower)                      (higher)                     Administrative Expense Fee is
                                                                                    reduced in exchange. Therefore, this
                                                                                    option allows more money to be
                                                                                    invested in the Sub-Accounts or
                                                                                    allocated to the Fixed Account.
                                                                                    However, the premiums which you
                                                                                    must pay in order to satisfy the No-
                                                                                    Lapse requirements of the rider will
                                                                                    increase.


You elect this option by selecting a percentage from 1 to 100%. This election must be made at policy issue and is irrevocable. The impact of selecting a Benefit Selection Option percentage greater than zero on your Policy is best shown in an illustration. Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your Policy Specifications. Once your Policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider. If this rider is issued with your Policy, you meet the requirements as described in this rider and have elected this benefit, your Policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your Policy in states where it is available and if the death benefit qualification test chosen is the Guideline Premium Test. This rider is not available with the Cash Value Accumulation Test. There is no charge for adding this rider to your Policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your Policy will be impacted as described in the rider.

Premium Reserve Rider: We will automatically issue this rider with your Policy in states where it is available. The rider allows you to pay Premiums in addition to those you plan to pay for your Policy and to have such amounts accumulate in the same manner as if they had been allocated to your Policy without, as detailed in the rider, being subject to all charges and expenses of your Policy. For example, this rider can be used to fund future Premium Payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the policy's Specified Amount (or being subject to withdrawal fees or surrender charges) in the event the funds are not needed due to favorable investment performance. Premiums allocated to the Premium Reserve Rider do not increase the policy's Accumulation Value and, therefore, will not decrease the Net Amount at Risk. Since the Net Amount at Risk will not be reduced, current Cost of Insurance Charges will not be reduced. However, the policy's death benefit will be increased by the Premium Reserve Rider Accumulation Value less Indebtedness. The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the "Premium Reserve Rider Sub-Accounts"), and (ii) values held in the portion of the Fixed Account created specifically for the rider (the "Premium Reserve Rider Fixed Account").


A Premium Load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider Premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating Premiums which you direct to your Policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the Premiums had been allocated to your Policy; however, the Monthly Deductions for your Policy, which include charges for the cost of insurance and the Administrative Fee, and charges for riders to your Policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider's Accumulation Value to your Policy at any time. Transfers of the rider's Accumulation Value to your Policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider transfer load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten Policy Years.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after Policy Year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 - see section headed "No-Lapse Enhancement Rider"), you may request transfers from the policy's Net Accumulation Value to the Premium Reserve Rider for allocation to the Premium Reserve Rider's Sub-Accounts and Fixed Account. Transfers between the Policy and the rider will not be counted against the number of free transfers permitted by the Policy.

The rider provides for the automatic transfer of the entire Accumulation Value of the rider to the Policy in the event:

1) the Net Accumulation Value under your Policy is insufficient to maintain your Policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your Policy from lapsing; and

2) you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the Grace Period.

If the Premium Reserve Rider Accumulation Value (less the Premium Reserve Rider transfer load of 3.0% if the transfer is made during the first 10 Policy Years) on the day the Grace Period ends is insufficient to meet the amount then due, your Policy will lapse without value.

If this rider is in force at the time you request a loan on or Partial Surrender of your Policy, any such loan or Partial Surrender will be made first from any Premium Reserve Rider Accumulation Value and when the Premium Reserve Rider Accumulation Value is reduced to zero, then from the Accumulation Value of your Policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the Policy. Please refer to the section headed "Policy Loans" for a more detailed discussion of Policy Loans, including interest charged on Policy Loans.

In the event of the death of the second insured while the rider is in force, any Premium Reserve Rider Accumulation Value less Indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy's Accumulation Value less Indebtedness on the date of death if Death Benefit Option 2 is in force. If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value less Indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your Policy terminates; the date the entire Premium Reserve Rider Accumulation Value is automatically transferred to your Policy to maintain your Policy in force; or your written request to terminate the rider is received. Once terminated, the rider may not be reinstated, and no further Premium Payments may be allocated to it.

Finally, the amount of Premiums you may pay, whether you direct them to your Policy or to your Premium Reserve Rider, are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your Policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of rider Accumulation Value which may be available to prevent your Policy from lapsing or for providing policy benefits.


The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your Policy. The Premium Reserve Rider Accumulation Value generated by the additional Premiums you pay to the rider may be transferred to the Policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the Policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the Policy to make the Premium Payment required to keep the Policy in force), or (ii) the rider's provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the Policy should those values be needed to prevent lapse of the Policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the Policy). However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider's automatic transfer provision, the Premium Reserve Rider will terminate, and the Owner will permanently lose the ability to allocate any future Premium Payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your Policy, assume that you have had your Policy for 11 years and that you have allocated additional Premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of Policy Year 11 is $25,000. Further assume that the No-Lapse Enhancement Rider is no longer preventing your Policy from lapsing, that the Premium required to maintain your Policy in force that is due at the beginning of Policy Year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays. If you do not pay the $15,000 Premium, you will receive a Lapse Notice which will tell you that you need to make a Premium Payment of $15,000 to your Policy. If you wish, you could request (before the end of the Grace Period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the Policy. If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the Policy (and your Premium Reserve Rider will terminate). In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your Policy will avoid lapse of the Policy.


As a further hypothetical example, again assume that you have had your Policy for 11 years but that you have allocated fewer additional Premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your Policy from lapsing, that the Premium required to maintain your Policy in force that is due at the beginning of Policy Year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the

Premium due. But in this example, you would have to then pay the balance of the Premium due, that is $5,000, to us from your savings or from another source outside of the Policy to avoid lapse of your Policy.

You should discuss with your financial advisor the needs which purchasing the Policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy's Accumulation Value. Policy illustrations, which the financial advisor can prepare, will help determine the amount of Premiums which should be allocated to paying the costs of the Policy for the death benefit you need. Once that need for a guaranteed death benefit is met and Premium requirements determined, the Owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating Premiums to the Policy and Premiums to the rider. Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the Specified Amount (which might be the case if those Premiums had been allocated to the Policy). In addition, Premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 Policy Years (or are automatically transferred to help prevent Policy Lapse). And Premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the second insured in addition to the death benefit paid.

However, Premiums allocated to the rider do not increase the policy's Accumulation Value and, therefore, would not reduce the Cost of Insurance Charges. An illustration can show the impact that paying a higher level of Premiums would have on the policy's cost of insurance: that is as Accumulation Values in the Policy increase (through positive investment results and/or allocating more Premiums to the Policy), the Net Amount at Risk (that is, the difference between the death benefit and the Accumulation Value) will decrease, thereby decreasing the Cost of Insurance Charges. Decreasing policy charges increases the amount of policy Accumulation value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial advisor can prepare illustrations which would reflect the potential impact that different allocations of Premium between the Policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy's benefits and the Rider's Accumulation Value.



Continuation of Coverage

If at least one of the insureds is still living when the younger insured attains, or would have attained, age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until policy surrender or death of the second insured. There are certain changes that will take place:

1) we will no longer accept Premium Payments;

2) we will make no further deductions;

3) policy values held in the Separate Account will be transferred to the Fixed Account;

4) we will continue to credit interest to the Fixed Account; and

5) we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue. Provisions may vary in certain states.



Termination of Coverage

All policy coverage terminates on the earliest of:

1) Surrender of the Policy;

2) death of the second insured; or

3) failure to pay the necessary amount of Premium to keep your Policy in force.

State Regulation

The state in which your Policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your Policy. You should refer to your Policy for these state specific features.


PREMIUMS
You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum Premium required, except to keep the Policy in force. Premiums may be paid any time before the younger insured attains, or would have attained, age 121.

The initial Premium must be paid for policy coverage to be effective.



Allocation of Net Premium Payments

Your "Net Premium Payment" is the portion of a Premium Payment remaining after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent Net Premium Payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The amount of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit Net Premium Payments to your Policy as of the end of the "Valuation Period" in which it is received at our Administrative Office. The end of the Valuation Period is 4:00 p.m., Eastern Time, unless the New York Stock Exchange closes earlier.

The Valuation Period is the time between "Valuation Days". A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.



Planned Premiums; Additional Premiums

Planned Premiums are the amount of periodic Premium (as shown in the Policy Specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice. Premium Payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic Premium Payments at any time.

In addition to any Planned Premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

Unless you specifically direct otherwise, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied as Premium and will not repay any outstanding loans. There is no Premium Load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase Planned Premiums, or pay additional Premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments.

We may require evidence of insurability if any payment of additional Premium (including Planned Premium) would increase the difference between the Specified Amount and the Accumulation Value. If we are unwilling to accept the risk, your increase in Premium will be refunded without interest.

We may decline any additional Premium (including Planned Premium) or a portion of a Premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your Policy exceeds the limit is referred to as the Guideline Premium Test. The excess amount of Premium will be returned to you. We may accept alternate instructions from you to prevent your Policy from becoming a MEC. Refer to the section headed "Tax Issues" for more information.

Policy Values

Policy value in your variable life insurance policy is also called the Accumulation Value.

The Accumulation Value equals the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value. At any point in time, the Accumulation Value reflects:

1) Net Premium Payments made;

2)  the amount of any Partial Surrenders;

3) any increases or decreases as a result of market performance of the Sub-Accounts;

4)  interest credited to the Fixed Account or the Loan Account;

5) persistency bonuses on Net Accumulation Value in Fixed Account and the Sub-Accounts beginning in Policy Year 21; and

6)  all charges and fees deducted.

The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable Accumulation Value.

A unit of measure used in the calculation of the value of each Sub-Account is the "Variable Accumulation Unit". It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit value for a Sub-
  Account for a Valuation Period is determined as follows:

1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund made during the Valuation Period; minus

2) the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

3) the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period.


The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. We guarantee the Fixed Account Value. Interest is credited daily on the Fixed Account Value at the greater of a rate of 0.00272616% (equivalent to a compounded annual rate of 1.00%) or a higher rate determined by the Company.


The Loan Account Value, if any, reflects any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account Value. Interest is credited on the Loan Account at an effective annual rate of 3.0% in all years.

The Net Accumulation Value is the Accumulation Value less the Loan Account Value. It represents the net value of your Policy and is the basis for calculating the Surrender Value.

We will tell you at least annually the Accumulation Value, the number of accumulation units credited to your Policy, current accumulation unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your Policy.



Persistency Bonus

On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day in Policy Year 21, we will credit a persistency bonus to Net Accumulation Values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the Monthly Anniversary Day. In the event that you have allocated Premiums Payments to the Premium Reserve Rider, beginning with the first Monthly Anniversary Day in Policy Year 21, a persistency bonus, calculated as described above, will be credited to the Premium Reserve Rider Net Accumulation Value. The persistency bonus is based on reduced costs in later Policy Years that we can pass on to policies that are still in force. Our payment of the persistency bonus will not increase or otherwise affect the charges and expenses of your Policy or any policy riders.


DEATH BENEFITS
The "Death Benefit Proceeds" is the amount payable to the Beneficiary upon the death of the second insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges (such as Monthly Deductions), if any, are deducted from the Death Benefit Proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider, Premium Reserve Rider and the Estate Protection Rider may impact the amount payable as Death Benefit Proceeds in your Policy. As discussed in more detail in the "Riders" section of this prospectus, the No-Lapse Enhancement Rider may provide a death benefit which differs from that paid under the Policy. The Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the policy's Death Benefit Proceeds. If the policy's death benefit is paid pursuant to the terms of the No-Lapse Enhancement Rider, the Premium Reserve Rider Accumulation Value, if any, less any Indebtedness under the Premium Reserve Rider, will be added to the death benefit payable under the terms of that rider. The Estate Protection Rider's Term Insurance Benefit Amount, if any, will be added to the policy's Death Benefit Proceeds pursuant to the terms of the Estate Protection Rider.



Death Benefit Proceeds

The Death Benefit Proceeds payable upon the death of the second insured will be the greater of:

1) the amount determined by the death benefit option in effect on the date of the death of the second insured, less any Indebtedness; or

2) an amount equal to the Accumulation Value on the date of death multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any Indebtedness.



Death Benefit Options

Two different death benefit options are available. You may choose the death benefit option at the time you apply for your Policy. If you do not choose a death benefit option at that time, Death Benefit Option 1 will apply. You may only elect Death Benefit Option 2 at the time you apply for your Policy. (See discussion under heading "Changes to the Initial Specified Amount and Death Benefit Options" for details as to changes you are permitted to make in your choice of death benefit option after your Policy has been issued.)

The following table provides more information about the death benefit options.

 Option                        Death Benefit Proceeds Equal to the                                 Variability
    1         Specified Amount (a minimum of $250,000) level death benefit on            None; level death benefit.
              the date of the second insured's death, less any Partial Surrenders after the date of second death.
    2         Sum of the Specified Amount plus the Net Accumulation Value as of          May increase or decrease over
              the date of the second insured's death, less any Partial Surrenders        time, depending on the amount
              after the date of second death.                                            of Premium paid and the
                                                                                         investment performance of the
                                                                                         Sub-Accounts or the interest
                                                                                         credited to the Fixed Account.

If for any reason the Owner does not elect a particular death benefit option, Option 1 will apply.

Your choice of death benefit option will impact the Cost of Insurance Charge because the Cost of Insurance Charge is based upon the "Net Amount at Risk". The Net Amount at Risk for your Policy is the difference between the Specified Amount and the Accumulation Value of your Policy. Therefore, for example, if you choose Death Benefit Option 1, and if your Policy Accumulation Value increases (because of positive investment results), your Cost of Insurance Charge will be less than if your Policy Accumulation Value did not increase or declined. (See section headed "Cost of Insurance" for discussion of Cost of Insurance Charges.)

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force. Policy Indebtedness includes loans under the Policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Partial Surrenders may also reduce the death benefit payable under any of the death benefit options (See section headed "Policy Surrenders - Partial Surrender" for details as to the impact a Partial Surrender will have on the death benefit payable under each option.)



Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease (reduce) or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $250,000.

A Partial Surrender may reduce the Specified Amount. If the Specified Amount is reduced as a result of a Partial Surrender, the death benefit may also be reduced. (See section headed "Policy Surrenders - Partial Surrender" for details as to the impact a Partial Surrender may have on the Specified Amount.)


The death benefit option may be changed by the Owner, subject to our consent, as long as the Policy is in force.

You must submit all requests for changes among death benefit options and changes in the Specified Amount in writing to our Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.



 Option Change                                                   Impact
     2 to 1          The Specified Amount will be increased by the Accumulation Value as of the effective date of change.

You may not change from Death Benefit Option 1 to Death Benefit Option 2. Death Benefit Option 2 may only be elected at the time you apply for your Policy.

A Surrender Charge may apply to a decrease in Specified Amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a Surrender Charge to be applied. A table of Surrender Charges is included in each policy.

Any Reduction in Specified Amount will be made against the Initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to your Policy. Changes in Specified Amount do not affect the Premium Load as a percentage of Premium.

We may decline any request for Reduction in Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount. We may also decline such a request if it would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of federal income tax law according to the death benefit qualification test you elected at the time you applied for the Policy.

Also, because the death benefit qualification tests, as discussed below, require certain ratios between Premium and death benefit and between policy Accumulation Value and death benefit, we may increase the policy's death benefit above the Specified Amount in order to satisfy the test you elected. If the increase in the policy's death benefit causes an increase in the Net Amount at Risk, charges for the Cost of Insurance Charge will increase as well.

Any change is effective on the first Monthly Anniversary Day on, or after, the date of approval of the request by Lincoln Life, provided that any increase in cost is either included in a Premium Payment by you or the policy Accumulation Value is sufficient to cover the increased Monthly Deduction. If the Monthly Deduction amount would increase as a result of the change, the changes will be effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.



Death Benefit Qualification Test

You will have the opportunity to choose between the two death benefit qualification tests defined in Section 7702 of the Code, the "Cash Value Accumulation Test" and the "Guideline Premium Test". If you do not choose a death benefit qualification test at that time, you will be deemed to have chosen the Guideline Premium Test. Once your Policy has been issued and is in force, the death benefit qualification test cannot be changed.

The Guideline Premium Test calculates the maximum amount of Premium that may be paid to provide the desired amount of insurance for Insureds of a particular age. Because payment of a Premium amount in excess of this amount will disqualify the Policy as life insurance, we will return to you any amount of such excess. The test also applies a prescribed percentage factor, to determine a minimum ratio of death benefit to Accumulation Value. A table of the applicable percentage factors will be included as a part of the policy specifications when you receive your Policy.

The Cash Value Accumulation Test requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the "Net Single Premium" required to fund the future benefits under the Policy. (The "Net Single Premium" is calculated in accordance with Section 7702 of the Code and is based on each Insured's age, risk classification and sex.) At any time the Accumulation Value is greater than the Net Single Premium for the proposed death benefit, the death benefit will be automatically increased by multiplying the Accumulation Value by a percentage that is defined as $1,000 divided by the Net Single Premium. A table of the applicable percentage factors will be included as a part of the Policy Specifications when you receive your Policy.

The tests differ as follows:

(1) The Guideline Premium Test expressly limits the amount of Premium that you can pay into your Policy while the Cash Value Accumulation Test does not.

(2) The factors that determine the minimum death benefit relative to the Policy's Accumulation Value are different and required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test.

(3) If you wish to pay more Premium than is permitted under the Guideline Premium Test, for example to target a funding objective, you should consider the Cash Value Accumulation Test, because it generally permits the payment of higher amounts of Premium. Please note that payment of higher Premiums could also cause your Policy to be deemed a MEC (see Tax Issues, sub-section Policies That Are MEC's in your prospectus).

(4) If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the Guideline Premium Test will better serve this objective.

(5) While application of either test may require an increase in death benefit, any increase in the Cost of Insurance Charges that arises as a result of the increase in the policy's Net Amount at Risk will generally be less under the Guideline Premium Test than under the Cash Value Accumulation Test. This is because the required adjustment to the death benefit under the Guideline Premium Test is lower than that which would result under the Cash Value Accumulation Test.

You should consult with a qualified tax advisor before choosing the death benefits qualification test.

Please ask your financial advisor for illustrations which demonstrate the impact of selection of each test on the particular policy, including any riders, which you are considering.



Payment of Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of both insureds. This notification must include a certified copy of an official death certificate for each insured, a certified copy of a decree of a court of competent jurisdiction as to the finding of death for each insured, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of both insureds, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the Owner or the Beneficiary. Payment of the Death Benefit Proceeds may be delayed if your Policy is contested or if Separate Account Values cannot be determined.

Every state has unclaimed property laws which generally declare property, including monies owed (such as death benefits) to be abandoned if unclaimed or uncashed after a period of three to five years from the date the property is intended to be delivered or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered and, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you contact us and update your Beneficiary designations, including addresses, if and as they change.


POLICY SURRENDERS
You may surrender your Policy at any time by sending us your Policy along with a written request for surrender. If you surrender your Policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax advisor to understand tax consequences of any surrender you are considering.

The Surrender Value of your Policy is the amount you can receive by surrendering the Policy. The Surrender Value is:

 (i) the Net Accumulation Value (which is your policy's Accumulation Value less any Indebtedness) less any applicable Surrender Charge, less any accrued loan interest not yet charged, plus

 (ii) the Net Accumulation Value, if any, of the Premium Reserve Rider (which is the Premium Reserve Rider Accumulation Value less any Indebtedness), and less any accrued loan interest not yet charged, minus

 (iii) any Surrender Charge not covered by the policy's Accumulation Value (which is not deducted in (i) above).

Policy Indebtedness includes loans under the Policy and Premium Reserve Rider Indebtedness includes loans under the Premium Reserve Rider.

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account and from the Premium Reserve Rider Sub-Accounts and Premium Reserve Rider Fixed Account that have values allocated to them. Any surrender from a Sub-Account or from a Premium Reserve Rider Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account Value (and any Premium Reserve Rider Sub-Account and Premium Reserve Rider Fixed Account value) to the Fixed Account. You may then surrender the Policy in exchange for a life insurance policy the values and benefits of which do not depend upon the performance of a separate account. The new policy will not require the payment of further Premiums, and the amount of the death benefit will be equal to what can be purchased on a single Premium basis by the Surrender Value of the Policy you are surrendering. Please contact your financial advisor for an illustration of the policy which you could receive if you decide to exchange your policy.



Partial Surrender

You may make a Partial Surrender, withdrawing a portion of your policy values. You must request a Partial Surrender in writing. The amount of any Partial Surrender may not exceed 90% of the Policy's Surrender Value as of the date of your request for a Partial Surrender. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below. If you wish to make a surrender in excess of 90% of the Surrender Value of your Policy, you must specifically request a Full Surrender of your Policy. Charges for Full Surrenders will apply (see section headed "Surrender Charges" for a discussion of Surrender Charges). Your policy's Surrender Value equals the policy Accumulation Value less any Indebtedness, less any applicable Surrender Charges. Policy Loans are Indebtedness under your Policy and will reduce the Surrender Value available to you.

Partial Surrenders will reduce the Accumulation Value and may reduce the Specified Amount. The amount of the Partial Surrender will be withdrawn first from the Premium Reserve Rider Sub-Accounts and Fixed Account in proportion to their values, and when such values are reduced to zero then from the Sub-Accounts and Fixed Account in proportion to their values. (See discussion in section headed "Riders-Premium Reserve Rider" for further details.)

The effect of Partial Surrenders on your Policy depends on the death benefit option in effect at the time of the Partial Surrender. If Death Benefit Option 1 has been elected, a Partial Surrender will reduce the specified amount as shown in the table below. If Death Benefit Option 2 has been elected, a Partial Surrender will reduce the Accumulation Value, but not the Specified Amount.

Partial Surrenders are deducted when the No-Lapse Value and the Reset Account Value of the No-Lapse Enhancement Rider are calculated. (See discussion in section headed "Riders - No-Lapse Enhancement Rider" for a detailed discussion of how benefits of this rider may be impacted by reductions of these values.)

   Death Benefit
 Option in Effect                                         Impact of Partial Surrender
         1              Will reduce the Accumulation Value and the Specified Amount will be reduced by the greater of:
                        a. zero; or
                        b. an amount equal to the amount of the Partial Surrender minus the result of [(1) minus (2)]
                        divided by (3) where:
                        (1) is an amount equal to the Accumulation Value on the Valuation Day immediately prior to the
                        Partial Surrender multiplied by the applicable percentage shown in the Corridor Percentages
                        Table in the Policy Specifications;
                        (2) is the Specified Amount immediately prior to the Partial Surrender; and
                        (3) is the applicable percentage shown in the Corridor Percentages Table in the Policy
                        Specifications.
         2              Will reduce the Accumulation Value, but not the Specified Amount.

Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.


POLICY LOANS
You may borrow against the Surrender Value of your Policy and the Premium Reserve Rider, if you have allocated Premiums to the Premium Reserve Rider. The loan may be for any amount up to 100% of the current Surrender Value. However, we reserve the right to limit the amount of your loan so that total Indebtedness under the Policy (including Premium Reserve Rider, if any, in Policy Years 1-10) will not exceed 90% of an amount equal to the Accumulation Value less Surrender Charge. A loan agreement must be executed and your Policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the policy's death benefit and Accumulation Value.


The amount of your loan will be withdrawn first from Accumulation Values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and Fixed Account in proportion to their values. The Loan Account is the account in which policy Indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account of both the Policy and the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and Accumulation Value whether or not they are repaid. Interest on Policy Loans (from both the Premium Reserve Rider and the policy) accrues at an effective annual rate of 4.0% in years 1-10 and 3.0% thereafter, and is payable once a year in arrears on each Policy Anniversary, or earlier upon Full Surrender or other payment of proceeds of your Policy. Policy Values in the Loan Account (Loan Collateral Account) are part of the Company's General Account.


The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional Policy Loan, and added to the Loan Account Value.

Lincoln Life credits interest to the Loan Account Value (of both the Premium Reserve Rider and the Policy) at a rate of 3.0% in all years so the net cost of your Policy Loan is 1.0% in years 1-10 and 0.0% thereafter.

Your outstanding loan balance may be repaid at any time as long as at least one of the insureds is living. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are currently allocated, unless you instruct otherwise. When making a payment to us, we will apply your payment as Premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total Indebtedness against your Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate subject to the conditions in the Grace Period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your Policy lapses while a loan is outstanding, the borrowed amount may be taxable to you to the extent your Policy's value exceeds your basis in the Policy.



LAPSE AND REINSTATEMENT
If at any time:

1) the Net Accumulation Value of the Policy is insufficient to pay the Monthly Deduction, and

2) the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, then all policy coverage will terminate. This is referred to as Policy Lapse.

The Net Accumulation Value may be insufficient:

1) because it has been exhausted by earlier deductions;

2) as a result of poor investment performance;

3) due to Partial Surrenders;

4) due to Indebtedness for Policy Loans; or

5) because of a combination of any of these factors.

If we have not received your Premium Payment (or payment of Indebtedness on Policy Loans) necessary so that the Net Accumulation Value of your Policy is sufficient to pay the Monthly Deduction amount on a Monthly Anniversary Day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your Policy.

If the amount stated in the notice is not paid to us within the Grace Period and any Premium Reserve Accumulation Value (less any Premium Reserve Rider transfer load) automatically transferred at the end of the Grace Period is also insufficient to keep the Policy in force, then the Policy will terminate. The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Monthly Deduction could not be paid. If the second insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the Policy.



No-Lapse Protection

Your Policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your Policy. If you meet the requirements of this rider, your Policy will not lapse, even if the Net Accumulation Value under the Policy is insufficient to cover the accumulated, if any, and current Monthly Deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your Policy. There is no charge for this rider.

The rider consists of the No-Lapse Value Provision and the Reset Account Value Provision. Under this rider, your Policy will not lapse as long as either the No-Lapse Value or the Reset Account Value, less any Indebtedness, is greater than zero. The No-Lapse Value and Reset Account Value are reference values only. If the Net Accumulation Value is insufficient to cover the accumulated, if any, and current Monthly Deductions, the No-Lapse Value and Reset Account Value will be referenced to determine whether either provision of the rider will prevent your Policy from lapsing. Refer to the "No-Lapse Enhancement Rider" section of this prospectus for more information.

Your Policy may also include the Overloan Protection Rider. If this rider is issued with your Policy, you meet the requirements as described in this rider and have elected this benefit, your Policy will not lapse solely based on Indebtedness exceeding the Accumulation Value less the Surrender Charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in Accumulation Value. Also, it does not provide any type of market performance guarantee. There is no charge for adding this rider to your Policy. However, if you choose to elect the benefit provided by the rider, there is a one-time charge which will not exceed 5.0% of the then current Accumulation Value. Once you elect the benefit, certain provisions of your Policy will be impacted as described in the rider.

Finally, your Policy includes the Premium Reserve Rider (in states where available). To the extent you have allocated Premium Payments to this rider, any rider Accumulation Value may prevent lapse of your Policy. If your Policy's Net Accumulation Value is insufficient to cover the Monthly Deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the Premium Payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your Policy. If the amount in the notice is not paid to us within the Grace Period, we will automatically transfer to your Policy any Premium Reserve Rider Accumulation value (less any Premium Reserve Rider transfer load) on the day the Grace Period ends. If after such transfer, your Policy's Net Accumulation Value is sufficient to cover the Monthly Deductions then due, your Policy will not lapse. As with your Policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the Accumulation Value of the rider and, therefore, the amount of the rider Accumulation Value which may be available to prevent your Policy from lapsing or for providing policy benefits.



Reinstatement of a Lapsed Policy

If your Policy has lapsed and the second death has not occurred, you may reinstate your Policy within five years of the Policy Lapse date, provided:

1) it has not been surrendered;

2) there is an application for reinstatement in writing;

3) satisfactory evidence of insurability (on both insureds if the first death has not occurred and we agree to accept the risk) is furnished to us and we agree to accept the risk for the insured;

4) we receive a payment sufficient to keep your Policy in force for at least two months; and

5) any accrued loan interest is paid and any remaining Indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the Monthly Anniversary Day on or next following the date on which we approve your application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which your Policy lapsed. Your Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due. If a Policy Loan is being reinstated, the Policy's Accumulation Value at reinstatement will be the Accumulation Value on the date the Policy Lapsed plus the Net Premium Payment made less all Monthly Deductions due.


TAX ISSUES
The federal income tax treatment of your Policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your Policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation-skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the Policy. You should always consult a tax advisor about the application of tax rules to your individual situation.



Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the Guideline Premium Test, which provides for a maximum amount of premium paid depending upon the insured's age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the Beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with U.S. Treasury Department ("Treasury") regulations, and (2) we, rather than you, are considered the Owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a Cash Value Accumulation Test, which does not limit premiums paid, but requires the policy to maintain a minimum ratio between the death benefit and the policy's Accumulation Value, depending on the insured's age, gender, and risk classification. We will only apply this test to the policy if you have advised us to do so at the time you applied for the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." Treasury regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy Premium Payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the Treasury regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the Policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the Owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the Policy without your consent to try to prevent the tax law from considering you as the Owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your Policy value until there is a distribution from your Policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the second insured is excludable from gross income. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (accruing after the insured's death) which will be includible in the Beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the Policy prior to the insured's death. If there is a total withdrawal from the Policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The "investment in the contract" generally is the aggregate amount of Premium Payments and other consideration paid for the Policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to you depends, in part, upon whether the Policy is considered a MEC for federal income tax purposes.

Policies That Are MECs

Characterization of a Policy as a Modified Endowment Contract ("MEC"). A MEC is a life insurance policy that meets the requirements of Section 7702 and fails the "7-Pay Test" of 7702A of the Code. A policy will be classified as a MEC if Premiums are paid more rapidly than allowed by the "7-Pay Test," a test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the Policy initially is not a MEC, it may in certain circumstances become a MEC. The circumstances under which a Policy may become a MEC include a material change to the policy (within the meaning of tax law), a Policy Lapse and reinstatement more than 90 days following the lapse, or a withdrawal or a reduction in the death benefit during the first seven Policy Years.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the Policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the Policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) of any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.



Policies That Are Not MECs

Tax Treatment of Withdrawals. If the Policy is not a MEC, the amount of any withdrawal from the Policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the Policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years.
 Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your Policy is not a MEC, a loan you receive under the Policy is generally treated as your Indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a Policy Lapses (or if all policy value is withdrawn or exchanged to a new policy in a tax-free policy exchange) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income. Before purchasing a policy that includes the Overloan Protection Rider, you should note that if you elect to exercise the Overloan Protection Rider at any time during the policy's life, such exercise could be deemed to result in a taxable distribution of the outstanding loan balance. You should consult a tax advisor prior to exercising the Overloan Protection Rider to determine the tax consequences of such exercise.



Last Survivor Contract

Although we believe that the Policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under
Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your Premium (with earnings) and impose higher Cost of Insurance Charges in the future.

Due to the coverage of more than one insured under the Policy, there are special considerations in applying the 7-Pay Test. For example, a reduction in the death benefit at any time, such as may occur upon a Partial Surrender, may cause the Policy to be a MEC. Also and more generally, the manner of applying the 7-Pay Test is somewhat uncertain in the case of policies covering more than one insured.



Other Considerations

Insured Lives Past Age 121. If the younger insured survives beyond the end of the mortality table, which is used to measure charges for the Policy and which ends at age 121, and an option 1 death benefit is in effect, in some circumstances the policy value may equal or exceed the Specified Amount level death benefit. Thus, the policy value may equal the Death Benefit Proceeds. In such a case, we believe your Policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the Accumulation Value in the year the younger insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of Premium Payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of Premium Payments.

If at any time you pay a Premium that would exceed the amount allowable to permit the Policy to continue to qualify as life insurance, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or, if the excess Premium exceeds $250, offer you the alternative of instructing us to hold the excess Premium in a Premium deposit fund and apply it to the Policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance Premium deposit funds.

The Policy will be allowed to become a MEC under the Code only with your consent. If you pay a Premium that would cause your Policy to become a MEC and you do not consent to MEC status for your Policy, we will either refund the excess Premium to you within 60 days of the end of the Policy Year or offer you the opportunity to apply for an increase in Death Benefit. If the excess Premium exceeds $250, we will offer you the additional alternative of instructing us to hold the excess in a Premium deposit fund and apply it to the Policy on the next, succeeding Policy Anniversary when the Premium no longer causes your Policy to become a MEC in accordance with your Premium allocation instructions on file at the time the Premium is applied.

Any interest and other earnings on funds in a Premium deposit fund will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on Policy Loan Indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the Beneficiary of a policy issued after June 8, 1997, a portion of the interest on Indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% Owner of the entity and the Owner's spouse at the time first covered by the policy.

Employer-Owned Contracts. In the case of an "employer-owned life insurance contract" as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the Premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is "highly compensated" within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisors for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.


Unearned Income Medicare Contribution. Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income," or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of any annuitized distributions that you take from your Policy, but does not apply to any lump sum distribution, Full Surrender, or other non-annuitized distribution. The tax is effective for tax years beginning after December 31, 2012. Please consult your tax advisor to determine whether any distributions you take from the Policy are subject to this tax.


Changes in the Policy or Changes in the Law. Changing the Owner, exchanging the Policy, and other changes under the Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Fair Market Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your Policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisors for guidance as to the appropriate methodology for determining the fair market value of the Policy.



Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the Owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze an Owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, Beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about an Owner's account to government regulators.

Also, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted, (c) an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or is not reasonably practicable to determine the value of the Variable Account's net assets (d) if, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we may delay payment of any transfer, partial withdrawal, surrender, or death benefit from a money market sub-account until the fund is liquidated, or (e) during any other period when the SEC, by order, so permits for the protection of the Owner.


LEGAL PROCEEDINGS
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period.


FINANCIAL STATEMENTS

The December 31, 2012 financial statements of the Separate Account and the December 31, 2012 consolidated financial statements of the Company are located in the SAI.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your Policy may be found in the Statement of Additional Information (SAI).


Contents of the SAI




GENERAL INFORMATION
   Lincoln Life
   Capital Markets
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising & Ratings
SERVICES
   Independent Registered Public Accounting
      Firm
   Accounting Services
   Checkbook Service for Disbursements



POLICY INFORMATION
   Assignment
   Transfer of Ownership
   Beneficiary
   Right to Convert Contract
   Change of Plan
   Settlement Options
   Deferment of Payments
   Incontestability
   Misstatement of Age or Sex
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your Policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial advisor without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LincolnFinancial.com

Lincoln Life Flexible Premium Variable Life Account R

1933 Act Registration No. 333-188891

1940 Act Registration No. 811-08579

                               End of Prospectus

GLOSSARY OF TERMS

7-Pay Test-A test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code.

1933 Act-The Securities Act of 1933, as amended.

1940 Act-The Investment Company Act of 1940, as amended.

Accumulation Value-An amount equal to the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value.

Administrative Fee-The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Automatic Rebalancing-A program which periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account.

Beneficiary-The person designated to receive the Death Benefit Proceeds.

Cash Value Accumulation Test-A provision of the Code that requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the net single Premium required to fund the future benefits under the Policy.

Code-Internal Revenue Code of 1986, as amended.

Cost of Insurance Charge-This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined by multiplying the Policy's Net Amount at Risk by the Cost of Insurance Rate.

Date of Issue - The date on which we begin life insurance coverage under the Policy if you have paid your initial Premium with your application. If you have not paid your initial Premium with your application, your life insurance coverage will begin on the day we receive your initial Premium.

Death Benefit Proceeds-The amount payable to the Beneficiary upon the death of the second insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders may impact the amount payable as Death Benefit Proceeds in your Policy.

Dollar Cost Averaging - An optional program which you select which systematically transfers specified dollar amounts from the money market Sub-Account or from the Fixed Account to one or more Sub-Accounts.

Fixed Account-An allocation option under the Policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.

Fixed Account Value-An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.


Full Surrender-The withdrawal of all Policy Values.


Fund (Underlying Fund)-The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.

Grace Period-The period during which you may make Premium Payments (or repay Indebtedness) to prevent Policy Lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Policy enters the Grace Period.

Guideline Premium Test-A provision of the Code under which the maximum amount of Premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.

Indebtedness-The sum of all outstanding loans and accrued interest.

Lapse Notice-Written notice to you (or any assignee of record) that your Policy will terminate unless we receive payment of Premiums (or payment of Indebtedness on Policy Loans). The notice will state the amount of Premium Payment (or payment of Indebtedness on Policy Loans) that must be paid to avoid termination of your Policy.

Loan Account-The account in which policy Indebtedness accrues once it is transferred out of the Sub-Accounts and/or the Fixed Account.

Loan Account Value-An amount equal to any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company's General Account.

M&E-Mortality and Expense Risk Charge.

Market Timing Procedures-Policies and procedures from time to time adopted by us as an effort to protect our Owners and the funds from potentially harmful trading activity.

Modified Endowment Contract (MEC)-A life insurance policy that meets the requirements of Section 7702 and fails the "7-Pay Test" of 7702A of the Code. If the policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments.

Monthly Anniversary Day-The Date of Issue and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.

Monthly Deduction-The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your Policy.

Net Accumulation Value-An amount equal to the Accumulation Value less the Loan Account Value.

Net Amount at Risk-The death benefit minus the greater of zero or the Accumulation Value. The Net Amount at Risk may vary with investment performance, Premium Payment patterns, and charges.

Net Premium Payment-An amount equal to the Premium Payment, minus the Premium Load.

Owner-The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.

Partial Surrender-A withdrawal of a portion of your policy values.

Planned Premium-The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.

Policy Anniversary-The same date (month and day) each Policy Year equal to the Date of Issue, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.

Policy Loan-The amount you have borrowed against the Surrender Value of your Policy.

Policy Loan Interest-The charge made by the Company to cover the cost of your borrowing against your Policy. Policy Loan Interest will be charged to the Loan Account Value.

Policy Lapse-The day on which coverage under the Policy ends as described in the Grace Period.

Policy Month- The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.

Policy Specifications- The pages of the Policy which show your benefits, Premium, costs, and other policy information.

Policy Year-Twelve month period(s) beginning on the Date of Issue and extending up to but not including the next Policy Anniversary.

Premium (Premium Payment)-The amount that you pay to us for your Policy. You may select and vary the frequency and the amount of Premium Payments. After the initial Premium Payment is made there is no minimum Premium required, except Premium Payments to keep the Policy in force.

Premium Load-A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.

Reduction in Specified Amount-A decrease in the Specified Amount of your Policy.

Right to Examine Period-The period during which the Policy may be returned to us for cancellation.

SAI-Statement of Additional Information.
SEC-The Securities and Exchange Commission.

Separate Account Value (Variable Accumulation Value)-An amount equal to the values in the Sub-Accounts.

Specified Amount (Initial Specified Amount)-The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the "Initial Specified Amount". The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.

Sub-Account(s)-Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account values.

Surrender Charge-The charge we may make if you request a Full Surrender of your Policy or request a Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each policy.

Surrender Value-An amount equal to the Net Accumulation Value less any applicable Surrender Charge, less any accrued loan interest not yet charged.

Valuation Day-Each day on which the New York Stock Exchange is open and trading is unrestricted.

Valuation Period-The time between Valuation Days.

Variable Accumulation Unit-A unit of measure used in the calculation of the value of each Sub-Account.

                   STATEMENT OF ADDITIONAL INFORMATION (SAI)


                                Dated ____, 2013
                  Relating to Prospectus Dated ____, 2013 for


                         Lincoln SVULONE 2013 product



       Lincoln Life Flexible Premium Variable Life Account R, Registrant



            The Lincoln National Life Insurance Company, Depositor



The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your Policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Customer Service Center
One Granite Place
Concord, NH 03301

or by telephoning (800) 487-1485, and requesting a copy of the Lincoln SVULONE 2013 product prospectus.


                         TABLE OF CONTENTS OF THE SAI





Contents                                                 Page
-----------------------------------------------       ----------
GENERAL INFORMATION............................             2
    Lincoln Life...............................             2
    Capital Markets............................             2
    Registration Statement.....................             2
    Changes of Investment Policy...............             2
    Principal Underwriter......................             3
    Disaster Plan..............................             3
    Advertising & Ratings......................             3
SERVICES.......................................             4
    Independent Registered Public Accounting
      Firm.....................................             4
    Accounting Services........................             4
    Checkbook Service for Disbursements........             4
POLICY INFORMATION.............................             5


Contents                                                 Page
-----------------------------------------------       ----------
    Assignment.................................             5
    Transfer of Ownership......................             5
    Beneficiary................................             5
    Right to Convert Contract..................             5
    Change of Plan.............................             6
    Settlement Options.........................             6
    Deferment of Payments......................             6
    Incontestability...........................             7
    Misstatement of Age or Sex.................             7
    Suicide....................................             7
PERFORMANCE DATA...............................             7
FINANCIAL STATEMENTS...........................             8
    Separate Account...........................           R-1
    Company....................................           S-1

GENERAL INFORMATION


Lincoln Life
The Lincoln National Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our") (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits, to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy, are backed by the claims-paying ability of Lincoln Life.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our General Account. In general, those laws and regulations determine the amount and type of investments which we can make with General Account assets. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.



Capital Markets

In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.



Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.



Changes of Investment Policy

We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.

If an Owner objects, his or her Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion. The new Policy will not be affected by the investment experience of any separate account. The new Policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current Policy on the date of the conversion.



Principal Underwriter

Lincoln Financial Distributors, Inc. ("LFD"), 130 North Radnor Chester Road, Radnor, PA 19087, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD received $24,449,622 in 2012, $12,883,606 in 2011 and $11,112,832 in 2010 for the sale of policies offered through the Separate Account. LFD retains no underwriting commissions from the sale of the policies.




Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.



Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or its policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the policy and do not refer to the performance of the policy, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our policies. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is positive for Moody's and stable for A.M. Best, Fitch, and Standard & Poor's. Our financial strength ratings, which are intended to measure our ability to meet Owners obligations, are an important factor affecting public confidence in most of our policies and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our policies as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/ investor.

About the S&P 500 Index. Investors look to indexes as a standard of market performance. Indexes are model portfolios, that is, groups of stocks or bonds selected to represent an entire market. The S&P 500 Index is a widely used measure of large US company stock performance. It consists of the common stocks of 500 major corporations selected according to size, frequency and ease by which their stocks trade, and range and diversity of the American economy.

In some cases, fund names and/or their objectives may include references to certain indices, such as the S&P 500 Index. Neither the policy nor the funds are sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the policy or any member of the public regarding the advisability of investing in securities generally or in the policy particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the policy. S&P has no obligation to take the needs of the Licensee or the Owners of the policy into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the policy or the timing of the issuance or sale of the policy or in the determination or calculation of the equation by which the policy is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


SERVICES


Independent Registered Public Accounting Firm

Ernst & Young LLP, independent registered public accounting firm, One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has audited a) our financial statements of the Lincoln Life Flexible Premium Variable Life Account R as of December 31, 2012 and for the year then ended and the statement of changes in net assets in the year ended December 31, 2011; and
b) our consolidated financial statements of The Lincoln National Life Insurance Company as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.




Accounting Services

We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.



Checkbook Service for Disbursements

We offer a checkbook service in which the Death Benefit Proceeds are transferred into an interest-bearing account, in the Beneficiary's name as Owner of the account. Your Beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the Beneficiary additional time to decide how to manage Death Benefit Proceeds with the balance earning interest from the day the account is opened.

POLICY INFORMATION


Assignment
While either insured is living, you may assign your rights in the Policy, including the right to change the Beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any Indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such Indebtedness after we have received any assignment.

Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in writing.



Transfer of Ownership

As long as either insured is living, you may transfer all of your rights in the Policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of Ownership prior to its effective date. The transfer of Ownership, or revocation of transfer, will not take effect until recorded by us. Once we have recorded the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.

On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the Policy. Unless you direct us otherwise, with the consent of any assignee recorded with us, a transfer will not affect the interest of any Beneficiary designated prior to the effective date of transfer.



Beneficiary

The Beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the Death Benefit Proceeds payable. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the Beneficiary at any time while either insured is living, except when we have received an assignment of your Policy or an agreement not to change the Beneficiary. Any request for a change in the Beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the Owner has specifically requested not to reserve the right to change the Beneficiary, such a request requires the consent of the Beneficiary. The change will not be effective until recorded by us. Once we have recorded the change of Beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date recorded.

If any Beneficiary dies before the death of the second insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries in the appropriate Beneficiary class, unless otherwise specified to the Company. If no named Beneficiary survives at the time of the death of the second insured, any Death Benefit Proceeds will be paid to you, as the Owner, or to your executor, administrator or assignee.



Right to Convert Contract

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future Premium Payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional Premium Payments, or we credit a higher interest rate or charge a lower Cost of Insurance Charge than those guaranteed for the General Account.

Change of Plan

Your Policy may be exchanged for another policy issued by the Company only if the Company consents to the exchange and all requirements for the exchange, as determined by the Company, are met. Your request for exchange must be in writing.

You may exchange your Policy for separate single life policies on each of the insureds under any of the following change of plan events:

(1) The Internal Revenue Code (IRC) is changed resulting in (a) the repeal of the unlimited marital deduction provision; or (b) a reduction of at least 50% of the tax rate in the maximum federal estate bracket in effect on the Policy Date;

(2)  the insureds are legally divorced while this Policy is in force; or

(3)  the insureds business is legally dissolved while the Policy is in force.

An exchange for separate policies is subject to all of the following conditions:

(1) both insureds are alive and the Policy is in force at the time of the change of plan event;

(2) the request by the Owner to exercise the option must be in writing;

(3) the request by the Owner, together with evidence, satisfactory to the Company, of the existence of a change of plan event must be received by our Administrative Office on or within 6 months of the change of plan events described in items (1) and (3) above or on or within 24 months of the change of plan event described in item (2) above. If there is an assignment on the Policy, the assignee must consent, in writing, to the exchange;

(4) if the change of plan event is the legal divorce of the insureds, the insureds may not be remarried to each other as of the date the new policy takes effect, and the policy split may not become effective on or within 24 months following the legal divorce;

(5) each proposed Owner must have an insurable interest in the lives of the insureds on his or her policy;

(6) the amount of insurance of each new policy is not larger than one half of the amount of insurance then in force under this Policy; and

(7)  any other requirements as determined by the Company are met.

The new policy will not take effect until the date all such requirements are met. The Premium for each new policy is determined according to the Company's rates in effect at that time for that policy based on each insured's attained age, sex and Premium class, if that Premium class is available on a single-life basis. If either insured's Premium class is not available on a single-life basis, the new policy for that insured cannot be issued unless satisfactory evidence of insurability is provided for a Premium class that is available.

The Company may not make an offer to you to exchange your Policy without obtaining required regulatory approvals.



Settlement Options

Proceeds will be paid in a lump sum unless you choose a settlement option we make available.



Deferment of Payments

Amounts payable as a result of Policy Loans, Surrenders or Partial Surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay Premiums on policies with us.

Incontestability

The Company will not contest your Policy or payment of the Death Benefit Proceeds based on the Initial Specified Amount, or an increase in the Specified Amount requiring evidence of insurability, after your Policy or increase has been in force for two years from date of issue or increase (in accordance with state law).



Misstatement of Age or Sex

If the age or sex of either insured has been misstated, benefits will be those which would have been purchased at the correct age and sex.



Suicide

If the second insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the Premiums paid, less any Indebtedness and the amount of any Partial Surrenders. If the second insured dies by suicide, while sane or insane, within two years from the date any increase in the Specified Amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.


PERFORMANCE DATA
Performance data may appear in sales literature or reports to Owners or prospective buyers.

Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your Policy's expenses.

Data reflects:

o an annual reduction for fund management fees and expenses, and

o a policy level mortality and expense charge applied on a daily equivalent basis, but

o no deductions for additional policy expenses (i.e., Premium Loads, Administrative Fees, and Cost of Insurance Charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:

a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

b) dividing this figure by the account value at the beginning of the period;
   then

c) annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

     P(1 + T)n = ERV


Where:        P = a hypothetical initial purchase payment of $1,000
              T = average annual total return for the period in question
              n = number of years
              ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

(1) all recurring fees have been charged to the Owner's accounts; and

(2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".


FINANCIAL STATEMENTS

The December 31, 2012 financial statements of the Separate Account and the December 31, 2012 consolidated financial statements of the Company follow.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                 THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                      CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholder of
The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Lincoln National Life Insurance Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2012 and retrospectively applied to all periods presented, the Company changed its method of accounting for costs relating to the acquisition of insurance contracts. Also as discussed in Note 2 to the consolidated financial statements, in 2010 the Company changed its method of accounting for the consolidation of variable interest entities.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2013

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

(IN MILLIONS)



                                                                                                     AS OF DECEMBER 31,
                                                                                                  --------------------------
                                                                                                    2012           2011
                                                                                                  -----------   ------------

ASSETS
Investments:
    Available-for-sale securities, at fair value:
      Fixed maturity securities (amortized cost: 2012 - $71,221; 2011 - $67,366)                  $  80,254     $   73,607
      Variable interest entities' fixed maturity securities (amortized cost: 2012 - $677;
        2011 - $673)                                                                                    708            700
      Equity securities (cost: 2012 - $137; 2011 - $135)                                                157            139
    Trading securities                                                                                2,437          2,538
    Mortgage loans on real estate                                                                     6,792          6,589
    Real estate                                                                                          39            112
    Policy loans                                                                                      2,740          2,855
    Derivative investments                                                                            2,263          2,846
    Other investments                                                                                 1,089          1,059
                                                                                                    ---------     ----------
        Total investments                                                                            96,479         90,445
Cash and invested cash                                                                                3,278          3,844
Deferred acquisition costs and value of business acquired                                             6,732          6,942
Premiums and fees receivable                                                                            382            409
Accrued investment income                                                                               986            949
Reinsurance recoverables                                                                              8,284          9,033
Funds withheld reinsurance assets                                                                       842            874
Goodwill                                                                                              2,273          2,273
Other assets                                                                                          3,751          3,107
Separate account assets                                                                              95,373         83,477
                                                                                                  -----------   ------------
        Total assets                                                                              $ 218,380     $  201,353
                                                                                                  ===========   ============

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future contract benefits                                                                          $  18,415     $   18,399
Other contract holder funds                                                                          71,615         68,823
Short-term debt                                                                                          32             10
Long-term debt                                                                                        1,925          2,429
Reinsurance related embedded derivatives                                                                184             12
Funds withheld reinsurance liabilities                                                                5,192          4,708
Deferred gain on business sold through reinsurance                                                      124            425
Payables for collateral on investments                                                                4,121          3,747
Variable interest entities' liabilities                                                                  92            193
Other liabilities                                                                                     4,738          4,173
Separate account liabilities                                                                         95,373         83,477
                                                                                                  -----------   ------------
          Total liabilities                                                                         201,811        186,396
                                                                                                  -----------   ------------

CONTINGENCIES AND COMMITMENTS (SEE NOTE 13)

STOCKHOLDER'S EQUITY
Common stock - 10,000,000 shares authorized, issued and outstanding                                  10,620         10,605
Retained earnings                                                                                     2,089          1,532
Accumulated other comprehensive income (loss)                                                         3,860          2,820
                                                                                                  -----------   ------------
          Total stockholder's equity                                                                 16,569         14,957
                                                                                                  -----------   ------------
           Total liabilities and stockholder's equity                                             $ 218,380     $  201,353
                                                                                                  ===========   ============

         See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN MILLIONS)




                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011          2010
                                                                                       ----------    ----------    -----------
REVENUES
Insurance premiums                                                                     $  2,290      $  2,017       $  1,929
Insurance fees                                                                            3,537         3,228          3,070
Investment advisory fees                                                                     86             -              -
Net investment income                                                                     4,551         4,490          4,362
Realized gain (loss):
    Total other-than-temporary impairment losses on securities                             (242)         (160)          (237)
    Portion of loss recognized in other comprehensive income                                103            42             82
                                                                                       ----------    ----------     ----------
      Net other-than-temporary impairment losses on securities recognized in earnings      (139)         (118)          (155)
      Realized gain (loss), excluding other-than-temporary impairment losses on
        securities                                                                           16          (132)           (83)
                                                                                       ----------    ----------     ----------
         Total realized gain (loss)                                                        (123)         (250)          (238)
                                                                                       ----------    ----------     ----------
Amortization of deferred gain on business sold through reinsurance                           77           110             55
Other revenues and fees                                                                     396           376            360
                                                                                       ----------    ----------     ----------

    Total revenues                                                                       10,814         9,971          9,538
                                                                                       ----------    ----------     ----------
EXPENSES
Interest credited                                                                         2,424         2,444          2,438
Benefits                                                                                  2,936         2,204          2,567
Commissions and other expenses                                                            3,838         3,938          3,134
Interest and debt expense                                                                   110           108             99
Impairment of intangibles                                                                     -           744              -
                                                                                       ----------    ----------     ----------
      Total expenses                                                                      9,308         9,438          8,238
                                                                                       ----------    ----------     ----------
      Income (loss) before taxes                                                          1,506           533          1,300
      Federal income tax expense (benefit)                                                  344           270            305
                                                                                       ----------    ----------     ----------
         Net income (loss)                                                                1,162           263            995
         Other comprehensive income (loss), net of tax:
          Unrealized gain (loss) on available-for-sale securities                         1,071         1,686          1,083
          Unrealized other-than-temporary impairment on available-for-sale securities        (2)           23            (18)
          Unrealized gain (loss) on derivative instruments                                  (31)          146             (1)
          Funded status of employee benefit plans                                             2             0              3
                                                                                       ----------    ----------     ----------
            Total other comprehensive income (loss), net of tax                           1,040         1,855          1,067
                                                                                       ----------    ----------     ----------
              Comprehensive income (loss)                                              $  2,202      $  2,118       $  2,062
                                                                                       ==========    ==========     ==========


         See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(IN MILLIONS)






                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
COMMON STOCK
Balance as of beginning-of-year                                                        $  10,605     $  10,585      $  10,588
Stock compensation/issued for benefit plans                                                   15            10             (3)
Capital contribution from Lincoln National Corporation                                         -            10              -
                                                                                       -----------   -----------    -----------
    Balance as of end-of-year                                                             10,620        10,605         10,585
                                                                                       -----------   -----------    -----------

RETAINED EARNINGS
Balance as of beginning-of-year                                                            1,532         2,069          2,915
Cumulative effect from adoption of new accounting standards                                    -             -         (1,157)
    Net income (loss)                                                                      1,162           263            995
Dividends declared                                                                          (605)         (800)          (684)
                                                                                       -----------   -----------    -----------
    Balance as of end-of-year                                                              2,089         1,532          2,069
                                                                                       -----------   -----------    -----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance as of beginning-of-year                                                            2,820           965           (102)
Cumulative effect from adoption of new accounting standards                                    -             -            181
Other comprehensive income (loss), net of tax                                              1,040         1,855            886
                                                                                       -----------   -----------    -----------
    Balance as of end-of-year                                                              3,860         2,820            965
                                                                                       -----------   -----------    -----------
      Total stockholder's equity as of end-of-year                                     $  16,569     $  14,957      $  13,619
                                                                                       ===========   ===========    ===========


         See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS)





                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                     $   1,162      $     263       $   995
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

  Deferred acquisition costs, value of business acquired, deferred sales inducements and deferred front-end loads deferrals and interest, net of
     amortization                                                                          (283)          (151)         (170)
  Trading securities purchases, sales and maturities, net                                   202             86            39
  Change in premiums and fees receivable                                                     27            (75)          (32)
  Change in accrued investment income                                                       (37)           (45)          (44)
  Change in future contract benefits and other contract holder funds                     (1,277)         1,241          (202)
  Change in reinsurance related assets and liabilities                                    1,438            405           888
  Change in federal income tax accruals                                                     208            111           650
  Realized (gain) loss                                                                      123            250           238
  (Income) loss attributable to equity method investments                                  (125)           (90)          (93)
  Amortization of deferred gain on business sold through reinsurance                        (77)          (110)          (55)
  Impairment of intangibles                                                                   -            744             -
  Change in accounts receivable                                                            (359)            60           115
  Other                                                                                      53            (72)           42
                                                                                        ---------    -----------     ---------
      Net cash provided by (used in) operating activities                                 1,055          2,617         2,371
                                                                                        ---------    -----------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of available-for-sale securities                                              (11,021)       (10,359)      (12,816)
Sales of available-for-sale securities                                                    1,098          1,331         2,642
Maturities of available-for-sale securities                                               5,757          5,055         4,429
Purchases of other investments                                                           (2,112)        (4,434)       (2,775)
Sales or maturities of other investments                                                  2,009          2,784         3,099
Increase (decrease) in payables for collateral on investments                               374          2,035          (212)
Proceeds from reinsurance recapture                                                          35            204            25
Other                                                                                      (130)          (114)          (74)
                                                                                        ---------      ---------     ---------
      Net cash provided by (used in) investing activities                                (3,990)        (3,498)       (5,682)
                                                                                        ---------    -----------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt, net of issuance costs                                             -              -           504
Increase (decrease) in short-term debt                                                       18              -           (11)
Deposits of fixed account values, including the fixed portion of variable                10,667         10,925        11,051
Withdrawals of fixed account values, including the fixed portion of variable             (5,618)        (4,976)       (5,225)
Transfers to and from separate accounts, net                                             (2,091)        (2,324)       (2,958)
Common stock issued for benefit plans and excess tax benefits                                (2)            (4)          (15)
Dividends paid to stockholders                                                             (605)          (800)         (684)
                                                                                        ---------    -----------     ---------
      Net cash provided by (used in) financing activities                                 2,369          2,821         2,662
                                                                                        ---------    -----------     ---------

Net increase (decrease) in cash and invested cash, including discontinued operations       (566)         1,940          (649)
Cash and invested cash, including discontinued operations, as of beginning-of-year        3,844          1,904         2,553
                                                                                        ---------    -----------     ---------

      Cash and invested cash, including discontinued operations, as of end-of-year      $ 3,278      $   3,844       $ 1,904
                                                                                        =========    ===========     =========


         See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Lincoln National Life Insurance Company ("LNL" or the "Company," which also may be referred to as "we," "our" or "us"), a wholly-owned subsidiary of Lincoln National Corporation ("LNC" or the "Parent Company"), is domiciled in the state of Indiana. We own 100% of the outstanding common stock of one insurance company subsidiary, Lincoln Life & Annuity Company of New York ("LLANY"). We also own several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's wholesaling and retailing business units, respectively. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States of America and several U.S. territories. See Note 22 for additional details.

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows, are summarized below.

In addition, we adopted the provisions of Accounting Standards Update ("ASU") No. 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26") as discussed in Note 2 as of January 1, 2012, and elected to retrospectively restate all prior periods.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of LNL and all other entities in which we have a controlling financial interest and any variable interest entities ("VIEs") in which we are the primary beneficiary. Entities in which we do not have a controlling financial interest and do not exercise significant management influence over the operating and financing decisions are reported using the equity method. The carrying value of our investments that we account for using the equity method on our Consolidated Balance Sheets and equity in earnings on our Consolidated Statements of Comprehensive Income (Loss) is not material. All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support or where investors lack certain characteristics of a controlling financial interest. We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders. We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our consolidated financial statements.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), goodwill, future contract benefits, other contract holder funds including deferred front-end loads ("DFEL"), pension plans, stock-based incentive compensation, income taxes and the potential effects of resolving litigated matters.

BUSINESS COMBINATIONS

We use the acquisition method of accounting for all business combination transactions, and accordingly, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests in our consolidated financial statements. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information becomes available relative to the fair values as of the acquisition date. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

FAIR VALUE MEASUREMENT

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") ACCOUNTING STANDARDS CODIFICATION(TM) ("ASC"), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

o Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to "blockage discounts" that are excluded;

o Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

o Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

AVAILABLE-FOR-SALE SECURITIES - FAIR VALUATION METHODOLOGIES AND ASSOCIATED
INPUTS

Securities classified as available-for-sale ("AFS") consist of fixed maturity and equity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) ("AOCI"), net of associated DAC, VOBA, DSI, future contract benefits, other contract holder funds and deferred income taxes.

We measure the fair value of our securities classified as AFS based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity or equity security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach primarily include third-party pricing services, independent broker quotations or pricing matrices. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our AFS securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all AFS securities on any given day. For broker-quoted only securities, non-binding quotes from market makers or broker-dealers are obtained from sources recognized as market participants. For securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs to measure fair value.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our AFS securities discussed above:

o Corporate bonds and U.S. Government bonds - We also use Trade Reporting and Compliance Engine(TM) reported tables for our corporate bonds and vendor trading platform data for our U.S. Government bonds.

o Mortgage- and asset-backed securities - We also utilize additional inputs, which include new issues data, monthly payment informationand monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our mortgage-backed securities ("MBS"), which include collateralized mortgage obligations and mortgage pass through securities backed by residential mortgages ("RMBS"), commercial mortgage-backed securities ("CMBS") and collateralized debt obligations ("CDOs").

o State and municipal bonds - We also use additional inputs that include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.

o Hybrid and redeemable preferred and equity securities - We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred and equity securities, including banking, insurance, other financial services and other securities.

In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source. We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

AFS SECURITIES - EVALUATION FOR RECOVERY OF AMORTIZED COST

We regularly review our AFS securities for declines in fair value that we determine to be other-than-temporary. For an equity security, if we do not have the ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, we conclude that an other-than-temporary impairment ("OTTI") has occurred and the amortized cost of the equity security is written down to the current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income
(Loss). When assessing our ability and intent to hold the equity security to recovery, we consider, among other things, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, a fundamental analysis of the liquidity, and business prospects and overall financial condition of the issuer.

For our fixed maturity AFS securities (also referred to as "debt securities"), we generally consider the following to determine whether our unrealized losses are other-than-temporarily impaired:

o  The estimated range and average period until recovery;
o  The estimated range and average holding period to maturity;
o  Remaining payment terms of the security;
o  Current delinquencies and nonperforming assets of underlying collateral;
o  Expected future default rates;
o Collateral value by vintage, geographic region, industry concentration or property type;
o Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
o  Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security, or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an OTTI has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss). If we do not intend to sell a debt security, or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an OTTI has occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge to realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss), as this amount is deemed the credit portion of the OTTI. The remainder of the decline to fair value is recorded in other comprehensive income ("OCI") to unrealized OTTI on AFS securities on our Consolidated Statements of Stockholder's Equity, as this amount is considered a noncredit (i.e., recoverable) impairment.

When assessing our intent to sell a debt security, or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield, or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, which we use to determine the amount of a credit loss.

Our conclusion that it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, the estimated future cash flows are equal to or greater than the amortized cost basis of the debt securities, or we have the ability to hold the equity AFS securities for a period of time sufficient for recovery is based upon our asset-liability management process. Management considers the following as part of the evaluation:

o  The current economic environment and market conditions;
o  Our business strategy and current business plans;
o The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;
o Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;
o The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;
o  The capital risk limits approved by management; and
o  Our current financial condition and liquidity demands.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

o  Historical and implied volatility of the security;
o Length of time and extent to which the fair value has been less than amortized cost;
o Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;
o  Failure, if any, of the issuer of the security to make scheduled payments;
   and

o Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of an OTTI, the AFS security is accounted for as if it had been purchased on the measurement date of the OTTI. Therefore, for the fixed maturity AFS security, the original discount or reduced premium is reflected in net investment income over the contractual term of the investment in a manner that produces a constant effective yield.

To determine recovery value of a corporate bond or CDO, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

o Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;
o  Fundamentals of the industry in which the issuer operates;
o Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;
o Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations); o Expectations regarding defaults and recovery rates;
o  Changes to the rating of the security by a rating agency; and
o Additional market information (e.g., if there has been a replacement of the corporate debt security).


Each quarter we review the cash flows for the MBS to determine whether or not they are sufficient to provide for the recovery of our amortized cost. We revise our cash flow projections only for those securities that are at most risk for impairment based on current credit enhancement and trends in the underlying collateral performance. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

o Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;
o Level of creditworthiness of the home equity loans or residential mortgages that back an RMBS or commercial mortgages that back a CMBS;
o Susceptibility to fair value fluctuations for changes in the interest rate environment;
o Susceptibility to reinvestment risks, in cases where market yields are lower than the securities' book yield earned;
o Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;
o Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and
o  Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related asset-backed securities ("ABS"), we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include type of underlying collateral (e.g., prime, Alt-A or subprime), geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required.

Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then impairment is recognized.

We further monitor the cash flows of all of our AFS securities backed by pools on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our AFS securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment of the security.

TRADING SECURITIES

Trading securities consist of fixed maturity and equity securities in designated portfolios, some of which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for the portfolios that support Modco and CFW reinsurance arrangements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements, are recorded in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) as they occur.

ALTERNATIVE INVESTMENTS

Alternative investments, which consist primarily of investments in Limited Partnerships ("LPs"), are included in other investments on our Consolidated Balance Sheets. We account for our investments in LPs using the equity method to determine the carrying value. Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships' general partners. As a result, our venture capital, real estate and oil and gas portfolios are generally on a three-month delay and our hedge funds are on a one-month delay. In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the investees are typically received during the second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

PAYABLES FOR COLLATERAL ON INVESTMENTS

When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash collateral received. This liability is included within payables for collateral on investments on our Consolidated Balance Sheets. Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Comprehensive Income (Loss). Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of valuation allowances. Interest income is accrued on the principal balance of the loan based on the loan's contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our commercial loan portfolio is comprised of long-term loans secured by existing commercial real estate. As such, it does not exhibit risk characteristics unique to mezzanine, construction, residential, agricultural, land or other types of real estate loans. We believe all of the loans in our portfolio share three primary risks: borrower creditworthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods for monitoring and assessing credit risk are consistent for our entire portfolio. Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established for the excess carrying value of the loan over its estimated value. The loan's estimated value is based on: the present value of expected future cash flows discounted at the loan's effective interest rate; the loan's observable market price; or the fair value of the loan's collateral. Valuation allowances are maintained at a level we believe is adequate to absorb estimated probable credit losses of each specific loan. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase loss reserves for a specific loan based upon this analysis. Our process for determining past due or delinquency status begins when a payment date is missed, at which time the borrower is contacted. After the grace period expiration that may last up to 10 days, we send a default notice. The default notice generally provides a short time period to cure the default. Our policy is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Comprehensive Income (Loss) when received, depending on the assessment of the collectibility of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for losses, and subsequent recoveries, if any, are credited to the allowance for losses. All mortgage loans that are impaired have an established allowance for credit losses. Changes in valuation allowances are reported in realized gain
(loss) on our Consolidated Statements of Comprehensive Income (Loss).

We measure and assess the credit quality of our mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio generally indicates a higher quality loan. The debt-service coverage ratio compares a property's net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan.

POLICY LOANS

Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

REAL ESTATE

Real estate includes both real estate held for the production of income and real estate held-for-sale. Real estate held for the production of income is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. We periodically review properties held for the production of income for impairment. Properties whose carrying values are greater than their projected undiscounted cash flows are written down to estimated fair value, with impairment losses reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income
(Loss). The estimated fair value of real estate is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate classified as held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs at the time classified as held-for-sale. Real estate is not depreciated while it is classified as held-for-sale. Also, valuation allowances for losses are established, as appropriate, for real estate held-for-sale and any changes to the valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income
(Loss). Real estate acquired through foreclosure proceedings is recorded at fair value at the settlement date.

DERIVATIVE INSTRUMENTS

We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions. All of our derivative instruments are recognized as either assets or liabilities on our Consolidated Balance Sheets at estimated fair value. We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in "Fair Value Measurement." The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the hedging instrument based upon the exposure being hedged: as a cash flow hedge or a fair value hedge.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated OCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values. For derivative instruments not designated as hedging instruments, but that are economic hedges, the gain or loss is recognized in net income.

We purchase and issue financial instruments and products that contain embedded derivative instruments. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the Consolidated Balance Sheets, is carried at fair value with changes in fair value recognized in net income during the period of change.

We employ several different methods for determining the fair value of our derivative instruments. The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to measure the current fair market value of the derivative.

CASH AND CASH EQUIVALENTS

Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with an original maturity of three months or less.

DAC, VOBA, DSI AND DFEL

Acquisition costs directly related to successful contract acquisitions or renewals of UL insurance, VUL insurance, traditional life insurance, annuities and other investment contracts have been deferred (i.e., DAC) to the extent recoverable. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus credits and excess interest for dollar cost averaging contracts are considered DSI. Contract sales charges that are collected in the early years of an insurance contract are deferred (i.e., DFEL), and the unamortized balance is reported in other contract holder funds on our Consolidated Balance Sheets.

Both DAC and VOBA amortization, excluding amounts reported in realized gain
(loss), is reported within commissions
and other expenses on our Consolidated Statements of Comprehensive Income
(Loss). DSI amortization, excluding amounts reported in realized gain (loss), is reported in interest credited on our Consolidated Statements of Comprehensive Income (Loss). The amortization of DFEL, excluding amounts reported in realized gain (loss), is reported within insurance fees on our Consolidated Statements of Comprehensive Income (Loss). The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type. For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits ("EGPs") from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 40 years and 30 years, respectively, based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are generally between 13 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable lapse experience.

Acquisition costs for all traditional contracts, including traditional life insurance contracts, such as individual whole life, group business and term life insurance, are amortized over periods of 7 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC, VOBA, DSI or DFEL balance or related amortization for fixed and variable payout annuities.

We account for modifications of insurance contracts that result in a substantially unchanged contract as a continuation of the replaced contract. We account for modifications of insurance contracts that result in a substantially changed contract as an extinguishment of the replaced contract.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as AFS and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain (loss).

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees. These assumptions include investment margins, mortality, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts, and with the processing of premium collections, deposits, withdrawals and commissions). Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL included on our Consolidated Balance Sheets are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change related to our expectations of future EGPs ("unlocking"). We may have unlocking in other quarters as we become aware of information that warrants updating assumptions outside of our annual comprehensive review. We may also identify and implement actuarial modeling refinements that result in increases or decreases to the carrying values of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.

DAC, VOBA, DSI and DFEL are reviewed to ensure that the unamortized portion does not exceed the expected recoverable amounts.

REINSURANCE

Our insurance companies enter into reinsurance agreements with other companies in the normal course of business. Assets and liabilities and premiums and benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income (Loss), respectively, because there is a right of offset. All other reinsurance agreements are reported on a gross basis on our Consolidated Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists. Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits and DAC are reported net of insurance ceded.

GOODWILL

We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events, including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator or unanticipated competition, would cause us to review the carrying amounts of goodwill for impairment. We perform a two-step test in our evaluation of the carrying value of goodwill for impairment, although we do have the option to first assess qualitative factors to determine if it is necessary to complete the two-step goodwill impairment test. In Step 1 of the evaluation, the fair value of each reporting unit is determined and compared to the carrying value of the reporting unit. If the fair value is greater than the carrying value, then the carrying value is deemed to be sufficient and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist and Step 2 is required to be performed. In Step 2, the implied fair value of the reporting unit's goodwill is determined by assigning the reporting unit's fair value as determined in Step 1 to all of its net assets (recognized and unrecognized) as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of the reporting unit's goodwill is lower than its carrying amount, goodwill is impaired and written down to its fair value, and a charge is reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss).

OTHER ASSETS AND OTHER LIABILITIES

Other assets consist primarily of DSI, specifically identifiable intangible assets, property and equipment owned by the Company, balances associated with corporate-owned and bank-owned life insurance, certain reinsurance assets, receivables resulting from sales of securities that had not yet settled as of the balance sheet date, debt issue costs and other prepaid expenses. Other liabilities consist primarily of current and deferred taxes, pension and other employee benefit liabilities, certain reinsurance payables, payables resulting from purchases of securities that had not yet settled as of the balance sheet date, interest on borrowed funds and other accrued expenses.

The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are other-than-temporary, including unexpected or adverse changes in the following: the economic or competitive environments in which the company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation. If there was an indication of impairment, then the discounted cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Consolidated Statements of Comprehensive Income (Loss). Sales force intangibles are attributable to the value of the new business distribution system acquired through business combinations. These assets are amortized on a straight-line basis over their useful life of 25 years. Federal Communications Commission ("FCC") licenses acquired through business combinations are not amortized.

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment. We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed. Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

We maintain separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts.

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of guaranteed death benefit ("GDB"), guaranteed withdrawal benefit ("GWB") and guaranteed income benefit ("GIB") features. The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"); or the highest contract value on any contract anniversary date through age 80 minus any payments or withdrawals following the contract anniversary ("anniversary contract value").

As discussed in Note 6, certain features of these guarantees are accounted for as embedded derivative reserves, whereas other guarantees are accounted for as benefit reserves. Other guarantees contain characteristics of both and are accounted for under an approach that calculates the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each guaranteed living benefit ("GLB") feature. We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves. The net impact of these changes is reported as a component of realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

The "market consistent scenarios" used in the determination of the fair value of the GLB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. We use risk-neutral Monte-Carlo simulations in our calculation to value the entire block of guarantees, which involve 100 unique scenarios per policy or approximately 38 million scenarios. The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include assumptions for the capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, benefit utilization, mortality, etc.), risk margins, administrative expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

FUTURE CONTRACT BENEFITS AND OTHER CONTRACT HOLDER FUNDS

Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims. Other contract holder funds represent liabilities for fixed account values, including the fixed portion of variable, dividends payable, premium deposit funds, undistributed earnings on participating business and other contract holder funds as well the carrying value of DFEL discussed above.

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that accrue to the benefit of the contract holders, excluding surrender charges. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.00% to 13.50%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing GDB features are calculated by estimating the present value of total expected benefit payments over the life of the contract from inception divided by the present value of total expected assessments over the life of the contract ("benefit ratio") multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest on the liability. The change in the liability for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. As experience or assumption changes result in a change in expected benefit payments or assessments, the benefit ratio is unlocked, that is, recalculated using the updated expected benefit payments and assessments over the life of the contract since inception. The revised benefit ratio is then applied to the liability calculation described above, with the resulting change in liability reported as benefit ratio unlocking.

With respect to our future contract benefits and other contract holder funds, we continually review: overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2012 and 2011, participating policies comprised approximately 1% of the face amount of insurance in force, and dividend expenses were $71 million, $79 million and $82 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Future contract benefits on our Consolidated Balance Sheets include GLB features and remaining guaranteed interest and similar contracts that are carried at fair value, which represents approximate exit value including an estimate for our nonperformance risk. Certain of these features have elements of both insurance benefits and embedded derivatives. Through our hybrid accounting approach, we assign benefits to the embedded derivative or insurance based on the life-contingent nature of the benefits. We classify these items in Level 3 within the hierarchy levels described above in "Fair Value Measurement."

The fair value of our indexed annuity contracts is based on their approximate surrender values.

BORROWED FUNDS

LNL's short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less.

Long-term borrowings have contractual or expected maturities greater than one year.

DEFERRED GAIN ON BUSINESS SOLD THROUGH REINSURANCE

Our reinsurance operations were acquired by Swiss Re Life & Health America, Inc. ("Swiss Re") in December 2001 through a series of indemnity reinsurance transactions. We are recognizing the gain related to these transactions at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years from the date of sale.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

INSURANCE FEES

Insurance fees for investment and interest-sensitive life insurance contracts consist of asset-based fees, cost of insurance charges, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances. Investment products consist primarily of individual and group variable and fixed deferred annuities. Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the "attributed fees"), which are not reported within insurance fees on our Consolidated Statements of Comprehensive Income (Loss). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain
(loss) on our Consolidated Statements of Comprehensive Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees, cost of insurance and contract administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

INSURANCE PREMIUMS

Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder. Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Our group non-medical insurance products consist primarily of term life, disability and dental.

NET INVESTMENT INCOME

Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For CDOs and MBS, included in the trading and AFS fixed maturity securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

REALIZED GAIN (LOSS)

Realized gain (loss) on our Consolidated Statements of Comprehensive Income
(Loss) includes realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of investments, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivative and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

OTHER REVENUES AND FEES

Other revenues and fees consists primarily of fees attributable to broker-dealer services recorded as earned at the time of sale, changes in the market value of our seed capital investments and communications sales recognized as earned, net of agency and representative commissions.

INTEREST CREDITED

Interest credited includes interest credited to contract holder account balances. Interest crediting rates associated with funds invested in our general account during 2010 through 2012 ranged from 1.00% to 9.00%.

BENEFITS

Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits, annuity products with guaranteed death and living benefits, and certain annuities with life contingencies. For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate.

STOCK-BASED COMPENSATION

In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder's equity. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on our Consolidated Balance Sheets and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

INTEREST AND DEBT EXPENSES

Interest expense on our short-term and long-term debt is recognized as due and any associated premiums, discounts, and costs are amortized (accreted) over the term of the related borrowing utilizing the effective interest method. In addition, gains or losses related to certain derivative instruments associated with debt are recognized in interest expense during the period of the change.


INCOME TAXES

We file a U.S. consolidated income tax return with LNC and its eligible subsidiaries. Ineligible subsidiaries file separate individual corporate tax returns. Subsidiaries operating outside of the U.S. are taxed, and income tax expense is recorded based on applicable foreign statutes. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.

2. NEW ACCOUNTING STANDARDS

ADOPTION OF NEW ACCOUNTING STANDARDS

COMPREHENSIVE INCOME TOPIC

In June 2011, the FASB issued (ASU) No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), with an objective of increasing the prominence of items reported in other comprehensive income ("OCI"). The amendments in ASU 2011-05 provided entities with the option to present the total of comprehensive income, the components of net income and the components of OCI in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred certain requirements in ASU 2011-05 related to the presentation of reclassification adjustments out of accumulated OCI by issuing ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The FASB reconsidered these presentation requirements based on input from financial statements users and preparers. The deferral did not affect the adoption of the other requirements in ASU 2011-05. We adopted the remaining provisions of ASU 2011-05 as of January 1, 2012, and have included a single continuous statement of comprehensive income.

CONSOLIDATIONS TOPIC

In June 2009, the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"), which replaced the consolidation guidance for VIEs with new consolidation guidance whereby entities perform a qualitative assessment of the VIE to identify the variable interest that is the primary beneficiary and ultimately required to consolidate the VIE. In February 2010, the FASB deferred application of the guidance in ASU 2009-17 for reporting entities with interests in an entity that applies the specialized accounting guidance for investment companies.

Effective January 1, 2010, we adopted the amendments in ASU 2009-17 and accordingly reconsidered our involvement with all our VIEs and the primary beneficiary of the VIEs. We concluded we are the primary beneficiary of the VIEs associated with our investments in credit-linked notes ("CLNs"), and, as such, consolidated all of the assets and liabilities of these VIEs and recorded a cumulative effect adjustment of $169 million, after-tax, to the beginning balance of retained earnings as of January 1, 2010. In addition, we considered our investments in LPs and other alternative investments, and concluded these investments are within the scope of the FASB's February 2010 deferral, and, as such, they are not currently subject to the amended consolidation guidance in ASU 2009-17. As a result, we will continue to account for our alternative investments consistent with the accounting policy in Note 1. See Note 4 for more detail regarding the consolidation of our VIEs.

FAIR VALUE MEASUREMENTS AND DISCLOSURES TOPIC

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards" ("ASU 2011-04"), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to GAAP in order to clarify the FASB's intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There were no additional fair value measurements required upon the adoption of ASU 2011-04. We adopted the provisions of ASU 2011-04 effective January 1, 2012, and have included the additional disclosures required for fair value measurements in Note 21.

FINANCIAL SERVICES - INSURANCE INDUSTRY TOPIC

In October 2010, the FASB issued ASU No. 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts", which clarifies the types of costs incurred by an insurance entity that can be capitalized in the acquisition of insurance contracts. Only those costs incurred that result directly from and are essential to the successful acquisition of new or renewal insurance contracts may be capitalized as deferrable acquisition costs. The determination of deferability must be made on a contract-level basis.

Prior to the adoption of ASU 2010-26, we defined DAC as commissions and other costs of acquiring UL insurance, VUL insurance, traditional life insurance, annuities and other investments contracts that vary with and are related primarily to new or renewal business, regardless of whether the acquisition efforts were successful or unsuccessful. Upon the adoption of ASU 2010-26, we revised our accounting policy to only defer acquisition costs directly related to successful contract acquisitions or renewals, and excluded from DAC those costs incurred for soliciting potential customers, market research, training, administration, management of distribution and underwriting functions, unsuccessful acquisition or renewal efforts and product development. In addition, indirect acquisition costs including administrative costs, rent, depreciation, occupancy costs, equipment costs and other general overhead are excluded from DAC. The costs that are considered non-deferrable acquisition costs under ASU 2010-26 are expensed in the period incurred.

We adopted the provisions of ASU 2010-26 as of January 1, 2012, and elected to retrospectively restate all prior periods.

The following table summarizes the effect of the restatement (in millions) on our previously reported Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income:


                                                                AS OF
                                                            DECEMBER 31,
                                                                2011
                                                            ------------
Deferred acquisition costs and value of business acquired    $  (1,394)
Total assets                                                    (1,394)
Other liabilities                                                 (479)
Total liabilities                                                 (489)
Retained earnings                                               (1,137)
Accumulated other comprehensive income (loss)                      231
Total stockholders' equity                                        (904)


                                                 FOR THE YEARS ENDED
                                                    DECEMBER 31,
                                              --------------------------
                                                2011           2010
                                              -----------    -----------
Realized gain (loss)                          $       8      $      10
Total revenues                                        9             13
Commissions and other expenses                      117            134
Total expenses                                      117            134
Income (loss) from continuing operations
    before taxes                                   (108)          (122)
Federal income tax expense (benefit)                (39)           (43)
Income (loss) from continuing operations            (70)           (78)
Net income (loss)                                   (70)           (78)

INTANGIBLES - GOODWILL AND OTHER TOPIC

In September 2011, the FASB issued ASU No. 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), which provides an option to first assess qualitative factors to determine if it is necessary to complete the two-step goodwill impairment test. If the assessment of relevant events and circumstances leads to a conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary. However, if a conclusion is reached otherwise, the two-step impairment test must be completed. An entity has an unconditional option to bypass the qualitative assessment for any reporting unit and proceed directly to the two-step goodwill impairment test, and resume qualitative assessment for the same reporting unit in a subsequent reporting period. We adopted the provisions of ASU 2011-08 effective January 1, 2012. The adoption did not have a material effect on our consolidated financial condition and results of operations.

In July 2012, the FASB issued ASU No. 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which provides an option to first assess qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that the indefinite-lived intangible asset is impaired. If based on the qualitative assessment an entity determines that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the quantitative impairment test is not required. In addition, an entity has the option to bypass the qualitative assessment in any period and proceed directly to the quantitative assessment, with the option to return to the qualitative assessment in any subsequent period. We adopted the provisions of ASU 2012-02 effective October 1, 2012. The adoption did not have a material effect on our consolidated financial condition and results of operations.

TRANSFERS AND SERVICING TOPIC

In April 2011, the FASB issued ASU No. 2011-03, "Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which revises the criteria for assessing effective control for repurchase agreements and other similar agreements. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removes: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially the agreed terms, even in the event of default by the transferee; and the related requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. We adopted the provisions of ASU 2011-03 effective January 1, 2012. The adoption did not have a material effect on our consolidated financial condition and results of operations.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

BALANCE SHEET TOPIC

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), to address certain comparability issues between financial statements prepared in accordance with GAAP and those prepared in accordance with International Financial Reporting Standards. In January 2013, the FASB issued ASU No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), to provide information regarding the scope of the disclosures required by ASU 2011-11 to the financial instruments and derivatives reported in an entity's financial statements. ASU 2011-11 will require an entity to provide enhanced disclosures about certain financial instruments and derivatives, as defined in ASU 2013-01, to enable users to understand the effects of offsetting in the financial statements as well as the effects of master netting arrangements on an entity's financial condition. The amendments in ASU 2011-11 and ASU 2013-01, are effective for annual and interim reporting periods beginning on or after January 1, 2013, with respective disclosures required for all comparative periods presented. We will adopt the requirements in ASU 2011-11 and ASU 2013-01 for the quarterly period ending March 31, 2013, and will include the required disclosures in the notes to our consolidated financial statements.

COMPREHENSIVE INCOME TOPIC

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires enhanced reporting of such amounts either on the face of the financial statements or in the notes to the financial statements. Under ASU 2013-02, the type of reclassification out of AOCI, as defined under current GAAP, will dictate whether the disclosure must provide the effect of the reclassification on the respective financial statement line items or whether cross-referencing to other disclosures that provide additional detail about the reclassification will be required. The amendments in ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. We will adopt the requirements of ASU 2013-02 beginning with our financial statements for the quarterly period ending March 31, 2013, and will include the enhanced disclosures in the notes to our consolidated financial statements.

3. REINSURANCE CEDED, REINSURANCE RECAPTURED, CAPITAL CONTRIBUTIONS AND REINSURANCE NOVATED

REINSURANCE CEDED TO LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED ("LNBAR")

We completed a reinsurance transaction during the fourth quarter of 2012 whereby we ceded a block of business to LNBAR, a wholly-owned subsidiary of LNC, which resulted in the release of $164 million of capital previously supporting a portion of statutory reserves related to our Duet/Legend business. The following summarizes the effect of this transaction (in millions) on our Consolidated Balance Sheets as of December 31, 2012:


ASSETS
Cash and invested cash                                                            $    (32)
Deferred acquisition costs and value of business acquired                             (148)
Reinsurance recoverables                                                               547
                                                                                  ----------
    Total assets                                                                  $    367
                                                                                  ==========

LIABILITIES
Other contract holder funds                                                       $    (44)
Deferred gain on indemnity reinsurance                                                (233)
Funds withheld reinsurance liabilities                                                 676
Other liabilities                                                                      (32)
                                                                                  ----------
    Total liabilities                                                             $    367
                                                                                  ==========

REINSURANCE RECAPTURED FROM LNBAR

During fourth quarter 2012, we recaptured a block of secondary guaranteed UL business previously ceded to LNBAR. The following summarizes the effect of this transaction (in millions) on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income as of and for the year ended December 31, 2012:


ASSETS
Cash and invested cash                                                            $    119
Other assets                                                                           (34)
                                                                                  ----------
      Total assets                                                                $     85
                                                                                  ==========
LIABILITIES
Reinsurance related embedded derivatives                                          $     39
Other liabilities                                                                       45
                                                                                  ----------
      Total liabilies                                                             $     84
                                                                                  ==========

REVENUES AND EXPENSES
Benefits                                                                          $    290
Commissions and other expenses                                                        (289)
                                                                                  ----------
      Net income (loss)                                                           $      1
                                                                                  ==========


During fourth quarter 2011, we recaptured portions of business previously ceded to LNBAR. The following summarizes the effect of this transaction (in millions) on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income as of and for the year ended December 31, 2011:


ASSETS
Cash                                                                              $    204
Deferred acquisition costs                                                             243
                                                                                  ----------
      Total assets                                                                $    447
                                                                                  ==========

LIABILITIES
Future contract benefits                                                          $    613
Other contract holder funds                                                             18
Funds withheld reinsurance liabilities                                                (300)
Deferred gain (loss) on business sold through reinsurance                              106
Other liabilities                                                                        4
                                                                                  ----------
      Total liabilities                                                           $    441
                                                                                  ==========

REVENUES AND EXPENSES
Amortization of deferred gain (loss) on business sold through reinsurance:

Write-off of unamortized deferred gain (loss)                                     $     34
Benefits                                                                               (24)
Federal income tax expense                                                              (4)
                                                                                  ----------
      Net income                                                                  $      6
                                                                                  ==========

REINSURANCE NOVATED FROM LRCVII TO LNBAR

During third quarter 2012, LRCVII novated SUL business to LNBAR. The following summarizes the effect of this transaction (in millions) on our Consolidated Balance Sheets as of December 31, 2012:


ASSETS
Cash and invested cash                                                            $    (52)
                                                                                  ----------
    Total assets                                                                  $    (52)
                                                                                  ==========

LIABILITIES
Reinsurance related embedded derivatives                                               (18)
Deferred gain on indemnity reinsurance                                                   8
Long-term debt                                                                        (500)
Funds withheld reinsurance liabilities                                                 500
Other liabilities                                                                      (16)
                                                                                  ----------
    Total liabilities                                                             $    (26)
                                                                                  ==========

REVENUES AND EXPENSES
Net investment income                                                             $    (13)
Benefits                                                                                13
                                                                                  ----------
    Net Income                                                                    $    (26)
                                                                                  ==========

CAPITAL CONTRIBUTIONS

On December 30, 2011, LNC transferred ownership of LIAC to LNL. In addition, LNC assumed certain liabilities from LNL during 2011 (reflected in "Other" in the table below). The following summarizes the effect of these capital contributions (in millions):


                                                                                      FOR THE YEARS ENDED
                                                                                         DECEMBER 31,
                                                                                   --------------------------
                                                                                     2011         2011
                                                                                   ----------   ----------
                                                                                     LIAC         OTHER
                                                                                   ----------   ----------
Cash and invested cash                                                             $      1     $      -
Other assets                                                                              9            -
Other liabilities                                                                        (5)           5
                                                                                   ----------     --------
    Total(1)                                                                       $      5     $      5
                                                                                   ==========   ==========


(1) Reported in capital contribution from LNC on our Consolidated Statements of Stockholder's Equity.

4. VARIABLE INTEREST ENTITIES

CONSOLIDATED VIES

CLNS

We have invested in the Class 1 notes of two CLN structures, which represent special purpose trusts combining asset-backed securities with credit default swaps to produce multi-class structured securities. The CLN structures also include subordinated Class 2 notes, which are held by third parties, and, together with the Class 1 notes, represent 100% of the outstanding notes of the CLN structures. The entities that issued the CLNs are financed by the note holders, and, as such, the note holders participate in the expected losses and residual returns of the entities.

Because the note holders do not have voting rights or similar rights, we determined the entities issuing the CLNs are VIEs, and as a note holder, our interest represented a variable interest. We have the power to direct the most significant activity affecting the performance of both CLN structures, as we have the ability to actively manage the reference portfolio underlying the credit default swaps. In addition, we receive returns from the CLN structures and may absorb losses that could potentially be significant to the CLN structures. As such, we concluded that we are the primary beneficiary of the VIEs associated with the CLNs. We reflected the assets and liabilities on our Consolidated Balance Sheets and recognized the results of operations of these VIEs on our Consolidated Statements of Comprehensive Income (Loss) since adopting new accounting guidance in the first quarter of 2010. See "Consolidations Topic" in Note 2 for more detail regarding the effect of the adoption.

As a result of consolidating the CLNs, we also consolidate the derivative instruments in the CLN structures. The credit default swaps create variability in the CLN structures and expose the note holders to the credit risk of the referenced portfolio. The contingent forward contracts transfer a portion of the loss in the underlying fixed maturity corporate asset-backed credit card loan securities back to the counterparty after credit losses reach our attachment point.

The following summarizes information regarding the CLN structures (dollars in millions) as of December 31, 2012:


                                                        AMOUNT AND DATE OF ISSUANCE
                                                        ---------------------------
                                                             $400          $200
                                                           DECEMBER       APRIL
                                                             2006          2007
                                                        -------------   -----------
Original attachment point (subordination)                     5.50 %        2.05 %
Current attachment point (subordination)                      4.17 %        1.48 %
Maturity                                                  12/20/2016     3/20/2017
Current rating of tranche                                        BB-           Ba2
Current rating of underlying collateral pool                  Aa1-B3      Aaa-Caa2
Number of defaults in underlying collateral pool                  2             2
Number of entities                                              123            99
Number of countries                                              20            21

There has been no event of default on the CLNs themselves. Based upon our analysis, the remaining subordination as represented by the attachment point should be sufficient to absorb future credit losses, subject to changing market conditions. Similar to other debt market instruments, our maximum principal loss is limited to our original investment.

The following summarizes the exposure of the CLN structures' underlying collateral by industry and rating as of December 31, 2012:

                             AAA          AA            A           BBB          BB            B           CCC         TOTAL
                          ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------

INDUSTRY
Financial intermediaries      - %        2.1 %        7.0 %        1.4 %          - %          - %          - %       10.5 %
Telecommunications            - %          - %        5.5 %        4.5 %          - %        0.5 %          - %       10.5 %
Oil and gas                 0.3 %        2.1 %        1.0 %        4.6 %          - %          - %          - %        8.0 %
Utilities                     - %          - %        2.6 %        2.0 %          - %          - %          - %        4.6 %
Chemicals and plastics        - %          - %        2.3 %        1.2 %        0.4 %          - %          - %        3.9 %
Drugs                       0.3 %        2.2 %        1.2 %          - %          - %          - %          - %        3.7 %
Retailers (except food
    and drug)                 - %          - %        2.1 %        0.9 %        0.5 %          - %          - %        3.5 %
Industrial equipment          - %          - %        3.0 %        0.3 %          - %          - %          - %        3.3 %
Sovereign                     - %        0.7 %        1.2 %        1.3 %          - %          - %          - %        3.2 %
Conglomerates                 - %        2.3 %        0.9 %          - %          - %          - %          - %        3.2 %
Forest products               - %          - %          - %        1.6 %        1.4 %          - %          - %        3.0 %
Other                         - %        4.5 %       15.4 %       17.4 %        4.1 %        0.9 %        0.3 %       42.6 %
                          ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total                 0.6 %       13.9 %       42.2 %       35.2 %        6.4 %        1.4 %        0.3 %      100.0 %
                          =========    =========    =========    =========    =========    =========    =========    =========

STATUTORY TRUST NOTE

In August 2011, we purchased a $100 million note issued by a statutory trust ("Issuer") in a private placement offering. The proceeds were used by the Issuer to purchase U.S. Treasury securities to be held as collateral assets supporting an excess mortality swap. Our maximum exposure to loss is limited to our original investment in the notes. We have concluded that the Issuer of the note is a VIE as the entity does not have sufficient equity to support its activities without additional financial support, and as a note holder, our interest represents a variable interest. In our evaluation of the primary beneficiary, we concluded that our economic interest was greater than our stated power. As a result, we concluded that we are the primary beneficiary of the VIE and consolidate all of the assets and liabilities of the Issuer on our Consolidated Balance Sheets as of August 1, 2011.


Asset and liability information (dollars in millions) for these consolidated VIEs included on our Consolidated Balance Sheets was as follows:

                                                   AS OF DECEMBER 31, 2012                     AS OF DECEMBER 31, 2011
                                           ----------------------------------------    ----------------------------------------
                                             NUMBER                                      NUMBER
                                               OF          NOTIONAL      CARRYING          OF         NOTIONAL       CARRYING
                                           INSTRUMENTS     AMOUNTS         VALUE       INSTRUMENTS    AMOUNTS         VALUE
                                           -----------    -----------    ----------    -----------    ----------    -----------
ASSETS
Fixed maturity securities:
    Asset-backed credit card loan                 N/A     $       -      $    598             N/A     $      -      $     592
    U.S. government bonds                         N/A             -           110             N/A            -            108
Excess mortality swap                              1            100             -              1           100              -
                                           -----------    -----------    ----------    -----------    ----------    -----------
        Total assets(1)                            1      $     100      $    708              1      $    100      $     700
                                           ===========    ===========    ==========    ===========    ==========    ===========

LIABILITIES
Non-qualifying hedges:
    Credit default swaps                           2      $     600      $    129              2      $    600      $     295
    Contingent forwards                            2              -            (1)             2             -             (4)
                                           -----------    -----------    ----------    -----------    ----------    -----------
      Total non-qualifying hedges                  4            600           128              4           600            291
                                           -----------    -----------    ----------    -----------    ----------    -----------
Federal income tax                                N/A             -           (36)            N/A            -            (98)
                                           -----------    -----------    ----------    -----------    ----------    -----------
        Total liabilities(2)                       4      $     600      $     92              4      $    600      $     193
                                           ===========    ===========    ==========    ===========    ==========    ===========



(1) Reported in VIEs' fixed maturity securities on our Consolidated Balance Sheets.
(2) Reported in VIEs' liabilities on our Consolidated Balance Sheets.


For details related to the fixed maturity AFS securities for these VIEs, see
Note 5.

As described more fully in Note 1, we regularly review our investment holdings for OTTI. Based upon this review, we believe that the fixed maturity securities were not other-than-temporarily impaired as of December 31, 2012.

The gains (losses) for these consolidated VIEs (in millions) recorded on our Consolidated Statements of Comprehensive Income (Loss) were as follows:


                                             FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                           -------------------------
                                             2012           2011
                                           -----------    ----------

NON-QUALIFYING HEDGES
Credit default swaps                       $     166      $    (80)
Contingent forwards                               (3)           (2)
                                           -----------    ----------
    Total non-qualifying hedges(1)         $     163      $    (82)
                                           ===========    ==========



(1) Reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).

UNCONSOLIDATED VIES

Effective December 31, 2010, we issued a $500 million long-term senior note in exchange for a corporate bond AFS security of like principal and duration from a non-affiliated VIE whose primary activities are to acquire, hold and issue notes and loans, as well as pay and collect interest on the notes and loans. We have concluded that we are not the primary beneficiary of this VIE because we do not have power over the activities that most significantly affect its economic performance. In addition, the terms of the senior note provide us with a set-off right to the corporate bond AFS security we purchased from the VIE; therefore, neither appears on our Consolidated Balance Sheets. We assigned the corporate bond AFS security to one of our subsidiaries and issued a guarantee to our subsidiary for the timely payment of the corporate bond's principal.

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These structured securities include our RMBS, CMBS and CDOs. We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination that reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on our Consolidated Balance Sheets. For information about these structured securities, see Note 5.

5.  INVESTMENTS

AFS SECURITIES

Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we have categorized AFS securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), as described in Note 1, which also includes additional disclosures regarding our fair value measurements.

The amortized cost, gross unrealized gains, losses and OTTI and fair value of AFS securities (in millions) were as follows:


                                                                                AS OF DECEMBER 31, 2012
                                                          --------------------------------------------------------------------
                                                                                   GROSS UNREALIZED
                                                           AMORTIZED    ----------------------------------------      FAIR
                                                             COST         GAINS         LOSSES          OTTI          VALUE
                                                          -----------   -----------    ----------    -----------    ----------
FIXED MATURITY SECURITIES:
Corporate bonds                                           $  59,127     $   7,977      $    216      $     104      $ 66,784
U.S. government bonds                                           339            54             -              -           393
Foreign government bonds                                        549            91             -              -           640
RMBS                                                          5,494           449             3             57         5,883
CMBS                                                            925            63            14             19           955
CDOs                                                            189             2             3              8           180
State and municipal bonds                                     3,455           795             7              -         4,243
Hybrid and redeemable preferred securities                    1,143           103            70              -         1,176
VIEs' fixed maturity securities                                 677            31             -              -           708
                                                          -----------   -----------    ----------    -----------    ----------
  Total fixed maturity securities                            71,898         9,565           313            188        80,962
Equity securities                                               137            22             2              -           157
                                                          -----------   -----------    ----------    -----------    ----------
        Total AFS securities                              $  72,035     $   9,587      $    315      $     188      $ 81,119
                                                          ===========   ===========    ==========    ===========    ==========



                                                                                AS OF DECEMBER 31, 2011
                                                          --------------------------------------------------------------------
                                                                                   GROSS UNREALIZED
                                                           AMORTIZED    ----------------------------------------      FAIR
                                                             COST         GAINS         LOSSES          OTTI          VALUE
                                                          -----------   -----------    ----------    -----------    ----------
FIXED MATURITY SECURITIES:
Corporate bonds                                           $  52,665     $   5,989      $    507      $      60      $ 58,087
U.S. government bonds                                           395            50             -              -           445
Foreign government bonds                                        654            64             -              -           718
RMBS                                                          7,331           522            70            119         7,664
CMBS                                                          1,563            68            93              9         1,529
CDOs                                                            120             -            19              -           101
State and municipal bonds                                     3,399           553             9              -         3,943
Hybrid and redeemable preferred securities                    1,239            47           166              -         1,120
VIEs' fixed maturity securities                                 673            27             -              -           700
                                                          -----------   -----------    ----------    -----------    ----------
  Total fixed maturity securities                            68,039         7,320           864            188        74,307
Equity securities                                               135            16            12              -           139
                                                          -----------   -----------    ----------    -----------    ----------
        Total AFS securities                              $  68,174     $   7,336      $    876      $     188      $ 74,446
                                                          ===========   ===========    ==========    ===========    ==========

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) as of December 31, 2012, were as follows:


                                                          AMORTIZED        FAIR
                                                             COST          VALUE
                                                          -----------  ------------
Due in one year or less                                   $   2,872    $    2,922
Due after one year through five years                        12,334        13,470
Due after five years through ten years                       23,662        26,520
Due after ten years                                          26,422        31,032
                                                          -----------  ------------
    Subtotal                                                 65,290        73,944
                                                          -----------  ------------
MBS                                                           6,419         6,838
CDOs                                                            189           180
                                                          -----------  ------------
      Total fixed maturity AFS securities                 $  71,898    $   80,962
                                                          ===========  ============

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:


                                                                        AS OF DECEMBER 31, 2012
                                           -----------------------------------------------------------------------------------
                                              LESS THAN OR EQUAL              GREATER THAN
                                               TO TWELVE MONTHS              TWELVE MONTHS                    TOTAL
                                           -------------------------    -------------------------    -------------------------
                                                            GROSS                        GROSS                        GROSS
                                                          UNREALIZED                   UNREALIZED                   UNREALIZED
                                                           LOSSES                       LOSSES                       LOSSES
                                              FAIR           AND           FAIR           AND           FAIR           AND
                                             VALUE          OTTI          VALUE          OTTI          VALUE          OTTI
                                           -----------    ----------    -----------    ----------    -----------    ----------
FIXED MATURITY SECURITIES:
Corporate bonds                            $   2,814      $    142      $     918      $    178      $   3,732      $    320
RMBS                                             253            36            196            24            449            60
CMBS                                              63            16            104            17            167            33
CDOs                                              10             8             53             3             63            11
State and municipal bonds                         64             1             24             6             88             7
Hybrid and redeemable
  preferred securities                            71             3            281            67            352            70
                                           -----------    ----------    -----------    ----------    -----------    ----------
    Total fixed maturity securities            3,275           206          1,576           295          4,851           501
Equity securities                                  7             2              -             -              7             2
                                           -----------    ----------    -----------    ----------    -----------    ----------
      Total AFS securities                 $   3,282      $    208      $   1,576      $    295      $   4,858      $    503
                                           ===========    ==========    ===========    ==========    ===========    ==========

Total number of AFS securities in an unrealized loss position                                                            617
                                                                                                                    ==========


                                                                        AS OF DECEMBER 31, 2011
                                           -----------------------------------------------------------------------------------
                                              LESS THAN OR EQUAL              GREATER THAN
                                               TO TWELVE MONTHS              TWELVE MONTHS                    TOTAL
                                           -------------------------    -------------------------    -------------------------
                                                            GROSS                        GROSS                        GROSS
                                                          UNREALIZED                   UNREALIZED                   UNREALIZED
                                                          LOSSES                       LOSSES                       LOSSES
                                              FAIR           AND           FAIR           AND           FAIR           AND
                                             VALUE          OTTI          VALUE          OTTI          VALUE          OTTI
                                           -----------    ----------    -----------    ----------    -----------    ----------
FIXED MATURITY SECURITIES:
Corporate bonds                            $   2,764      $    152      $   1,420      $    415      $   4,184      $    567
RMBS                                             525           118            408            71            933           189
CMBS                                             173            15            136            87            309           102
CDOs                                               9             1             80            18             89            19
State and municipal bonds                         31             -             30             9             61             9
Hybrid and redeemable
  preferred securities                           315            23            340           143            655           166
                                           -----------    ----------    -----------    ----------    -----------    ----------
    Total fixed maturity securities            3,817           309          2,414           743          6,231         1,052
Equity securities                                 38            12              -             -             38            12
                                           -----------    ----------    -----------    ----------    -----------    ----------
      Total AFS securities                 $   3,855      $    321      $   2,414      $    743      $   6,269      $  1,064
                                           ===========    ==========    ===========    ==========    ===========    ==========

Total number of AFS securities in an unrealized loss position                                                            891
                                                                                                                    ==========


For information regarding our investments in VIEs, see Note 4.

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:


                                                                                        AS OF DECEMBER 31, 2012
                                                                         --------------------------------------------------------
                                                                                           GROSS UNREALIZED           NUMBER
                                                                           FAIR        -------------------------        OF
                                                                           VALUE         LOSSES         OTTI        SECURITIES(1)
                                                                         ----------    -----------   -----------    -------------
Less than six months                                                     $     34      $       9     $       1             14
Nine months or greater, but less than twelve months                            15             10             -              3
Twelve months or greater                                                      385            175           125            131
                                                                         ----------    -----------   -----------    -------------
    Total                                                                $    434      $     194     $     126            148
                                                                         ==========    ===========   ===========    =============


                                                                                        AS OF DECEMBER 31, 2011
                                                                         --------------------------------------------------------
                                                                                           GROSS UNREALIZED           NUMBER
                                                                           FAIR        -------------------------        OF
                                                                           VALUE         LOSSES         OTTI        SECURITIES(1)
                                                                         ----------    -----------   -----------    -------------
Less than six months                                                     $    378      $     123     $      29             56
Six months or greater, but less than nine months                               51             28            12             18
Nine months or greater, but less than twelve months                             2              -             1              7
Twelve months or greater                                                      596            454           102            175
                                                                         ----------    -----------   -----------    -------------
    Total                                                                $  1,027      $     605     $     144            256
                                                                         ==========    ===========   ===========    =============

(1) We may reflect a security in more than one aging category based on various purchase dates.

We regularly review our investment holdings for OTTI. Our gross unrealized losses on AFS securities as of December 31, 2012, decreased $561 million in comparison to December 31, 2011. As discussed further below, we believe the unrealized loss position as of December 31, 2012, did not represent OTTI as we did not intend to sell these fixed maturity AFS securities, it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, the estimated future cash flows were equal to or greater than the amortized cost basis of the debt securities, or we had the ability and intent to hold the equity AFS securities for a period of time sufficient for recovery.

Based upon this evaluation as of December 31, 2012, management believes we have the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums and fees and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our temporarily-impaired securities.

As of December 31, 2012, the unrealized losses associated with our corporate bond securities were attributable primarily to securities that were backed by commercial loans and individual issuer companies. For our corporate bond securities with commercial loans as the underlying collateral, we evaluated the projected credit losses in the underlying collateral and concluded that we had sufficient subordination or other credit enhancement when compared with our estimate of credit losses for the individual security and we expected to recover the entire amortized cost for each security. For individual issuers, we performed detailed analysis of the financial performance of the issuer and determined that we expected to recover the entire amortized cost for each security.

As of December 31, 2012, the unrealized losses associated with our MBS and CDOs were attributable primarily to collateral losses and credit spreads. We assessed for credit impairment using a cash flow model as discussed above. The key assumptions included default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts, sector credit ratings and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost basis of each security.

As of December 31, 2012, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of specific issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the issuer based upon credit performance and investment ratings and determined we expected to recover the entire amortized cost of each security.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows:


                                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                                       -----------------------------------------
                                                                                          2012           2011          2010
                                                                                       ------------    ----------    -----------
Balance as of beginning-of-year                                                        $      380      $    309      $     260
    Increases attributable to:
      Credit losses on securities for which an OTTI was not
        previously recognized                                                                  98            54             13
      Credit losses on securities for which an OTTI was
        previously recognized                                                                  59            68             61
    Decreases attributable to:
      Securities sold                                                                        (135)          (51)           (25)
                                                                                       ------------    ----------    -----------
          Balance as of end-of-year                                                    $      402      $    380      $     309
                                                                                       ============    ==========    ===========

During 2012, 2011 and 2010, we recorded credit losses on securities for which an OTTI was not previously recognized as we determined the cash flows expected to be collected would not be sufficient to recover the entire amortized cost basis of the debt security. The credit losses we recorded on securities for which an OTTI was not previously recognized were attributable primarily to one or a combination of the following reasons:

o  Failure of the issuer of the security to make scheduled payments;
o  Deterioration of creditworthiness of the issuer;
o  Deterioration of conditions specifically related to the security;
o  Deterioration of fundamentals of the industry in which the issuer operates;
o Deterioration of fundamentals in the economy including, but not limited to, higher unemployment and lower housing prices; and
o  Deterioration of the rating of the security by a rating agency.


We recognize the OTTI attributed to the noncredit portion as a separate component in OCI referred to as unrealized OTTI on AFS securities.

TRADING SECURITIES

Trading securities at fair value (in millions) consisted of the following:


                                                                                                        AS OF DECEMBER 31,
                                                                                                     -------------------------
                                                                                                       2012           2011
                                                                                                     -----------    ----------
FIXED MATURITY SECURITIES:
Corporate bonds                                                                                      $   1,817      $  1,780
U.S. government bonds                                                                                      310           376
Foreign government bonds                                                                                    32            39
RMBS                                                                                                       188           237
CMBS                                                                                                        17            31
CDOs                                                                                                         4             4
State and municipal bonds                                                                                   25            24
Hybrid and redeemable preferred securities                                                                  42            45
                                                                                                     -----------    ----------
  Total fixed maturity securities                                                                        2,435         2,536
Equity securities                                                                                            2             2
                                                                                                     -----------    ----------
     Total trading securities                                                                        $   2,437      $  2,538
                                                                                                     ===========    ==========

The portion of the market adjustment for losses that relate to trading securities still held as of December 31, 2012, 2011 and 2010, was $53 million, $115 million and $86 million, respectively.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate principally involve commercial real estate. The commercial loans are geographically diversified throughout the U.S. with the largest concentrations in California and Texas, which accounted for 31% and 32% of mortgage loans on real estate as of December 31, 2012 and 2011, respectively.

The following provides the composition of our mortgage loans on real estate (in millions):


                                                                                                       AS OF DECEMBER 31,
                                                                                                    -------------------------
                                                                                                      2012           2011
                                                                                                    -----------    ----------
Current                                                                                             $   6,791      $  6,579
Valuation allowance associated with impaired mortgage loans on real estate                                 (6)           (3)
Unamortized premium (discount)                                                                              7            13
                                                                                                    -----------    ----------
    Total carrying value                                                                            $   6,792      $  6,589
                                                                                                    ===========    ==========

The number of impaired mortgage loans on real estate, each of which had an associated specific valuation allowance, and the carrying value of impaired mortgage loans on real estate (dollars in millions) were as follows:


                                                                                                        AS OF DECEMBER 31,
                                                                                                     --------------------------
                                                                                                       2012           2011
                                                                                                     -----------    -----------

Number of impaired mortgage loans on real estate                                                             4              3
                                                                                                     ===========    ===========

Principal balance of impaired mortgage loans on real estate                                          $      38      $      11
Valuation allowance associated with impaired mortgage loans on real estate                                  (6)            (3)
                                                                                                     -----------    -----------
    Carrying value of impaired mortgage loans on real estate                                         $      32      $       8
                                                                                                     ===========    ===========



The average carrying value on the impaired mortgage loans on real estate (in millions) was as follows:



                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Average carrying value for impaired mortgage loans on real estate                      $      17     $      15      $      29
Interest income recognized on impaired mortgage loans on real estate                           1             1              3
Interest income collected on impaired mortgage loans on real estate                            1             1              3



As described in Note 1, we use the loan-to-value and debt-service coverage ratios as credit quality indicators for our mortgage loans, which were as follows (dollars in millions):



                                                   AS OF DECEMBER 31, 2012                     AS OF DECEMBER 31, 2011
                                            ---------------------------------------    ----------------------------------------
                                                                           DEBT-                                      DEBT-
                                                                          SERVICE                                    SERVICE
                                            PRINCIPAL        % OF        COVERAGE      PRINCIPAL        % OF         COVERAGE
                                             AMOUNT         TOTAL          RATIO         AMOUNT        TOTAL          RATIO
                                            ----------    -----------    ----------    -----------   -----------    -----------
LOAN-TO-VALUE
Less than 65%                               $  5,526        81.3 %         1.68        $   5,173        78.6 %        1.61
65% to 74%                                       869        12.8 %         1.39            1,130        17.2 %        1.38
75% to 100%                                      350         5.2 %         0.82              256         3.9 %        0.95
Greater than 100%                                 46         0.7 %         0.79               20         0.3 %        0.73
                                            ----------    -----------                  -----------   ------------
    Total mortgage loans on real estate     $  6,791       100.0 %                     $   6,579       100.0 %
                                            ==========    ===========                  ===========   ============

ALTERNATIVE INVESTMENTS

As of December 31, 2012 and 2011, alternative investments included investments in 98 and 96 different partnerships, respectively, and the portfolio represented less than 1% of our overall invested assets.

NET INVESTMENT INCOME

The major categories of net investment income (in millions) on our Consolidated Statements of Comprehensive Income (Loss) were as follows:

                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Fixed maturity AFS securities                                                          $   3,813     $   3,724      $   3,577
Equity AFS securities                                                                          6             5              5
Trading securities                                                                           138           145            148
Mortgage loans on real estate                                                                381           392            407
Real estate                                                                                   11            18             16
Standby real estate equity commitments                                                         -             1              1
Policy loans                                                                                 163           161            167
Invested cash                                                                                  4             3              5
Commercial mortgage loan prepayment
    and bond make-whole premiums                                                              39            75             61
Alternative investments                                                                      125            90             93
Consent fees                                                                                   3             3              8
Other investments                                                                             (5)            -              7
                                                                                       -----------   -----------    -----------
      Investment income                                                                    4,678         4,617          4,495
Investment expense                                                                          (127)         (127)          (133)
                                                                                       -----------   -----------    -----------
        Net investment income                                                          $   4,551     $   4,490      $   4,362
                                                                                       ===========   ===========    ===========



REALIZED GAIN (LOSS) RELATED TO CERTAIN INVESTMENTS

The detail of the realized gain (loss) related to certain investments (in millions) was as follows:



                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Fixed maturity AFS securities:
    Gross gains                                                                        $      14     $      84      $     100
    Gross losses                                                                            (187)         (218)          (241)
Equity AFS securities:
    Gross gains                                                                                1            10              9
    Gross losses                                                                              (9)            -             (4)
Gain (loss) on other investments                                                              15            27             (4)
Associated amortization of DAC, VOBA, DSI and DFEL
    and changes in other contract holder funds                                                 2            (9)             8
                                                                                       -----------   -----------    -----------
      Total realized gain (loss) related to certain investments                        $    (164)    $    (106)     $    (132)
                                                                                       ===========   ===========    ===========


Details underlying write-downs taken as a result of OTTI (in millions) that were recognized in net income (loss) and included in realized gain (loss) on AFS securities above, and the portion of OTTI recognized in OCI (in millions) were as follows:



                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
OTTI RECOGNIZED IN NET INCOME (LOSS)
Fixed maturity securities:
    Corporate bonds                                                                    $    (62)     $     (13)     $    (88)
    RMBS                                                                                    (50)           (76)          (61)
    CMBS                                                                                    (47)           (56)          (41)
    CDOs                                                                                     (2)            (1)           (1)
    Hybrid and redeemable preferred securities                                                -             (2)           (5)
                                                                                         --------      ---------      --------
      Total fixed maturity securities                                                      (161)          (148)         (196)
Equity securities                                                                            (8)             -            (3)
                                                                                         --------      ---------      --------
        Gross OTTI recognized in net income (loss)                                         (169)          (148)         (199)
        Associated amortization of DAC, VOBA, DSI and DFEL                                   30             30            44
                                                                                       ----------    -----------    ----------
          Net OTTI recognized in net income (loss), pre-tax                            $   (139)     $    (118)     $   (155)
                                                                                       ==========    ===========    ==========

PORTION OF OTTI RECOGNIZED IN OCI
Gross OTTI recognized in OCI                                                           $    118      $      54      $     93
Change in DAC, VOBA, DSI and DFEL                                                           (15)           (12)          (11)
                                                                                       ----------    -----------    ----------
    Net portion of OTTI recognized in OCI, pre-tax                                     $    103      $      42      $     82
                                                                                       ==========    ===========    ==========


DETERMINATION OF CREDIT LOSSES ON CORPORATE BONDS AND CDOS

As of December 31, 2012 and 2011, we reviewed our corporate bond and CDO portfolios for potential shortfall in contractual principal and interest based on numerous subjective and objective inputs. The factors used to determine the amount of credit loss for each individual security, include, but are not limited to, near term risk, substantial discrepancy between book and market value, sector or company-specific volatility, negative operating trends and trading levels wider than peers.

DETERMINATION OF CREDIT LOSSES ON MBS

As of December 31, 2012 and 2011, default rates were projected by considering underlying MBS loan performance and collateral type. Projected default rates on existing delinquencies vary between 10% to 100% depending on loan type and severity of delinquency status. In addition, we estimate the potential contributions of currently performing loans that may become delinquent in the future based on the change in delinquencies and loan liquidations experienced in the recent history. Finally, we develop a default rate timing curve by aggregating the defaults for all loans in the pool (delinquent loans, foreclosure and real estate owned and new delinquencies from currently performing loans) and the associated loan level loss severities.

We use certain available loan characteristics such as lien status, loan sizes and occupancy to estimate the loss severity of loans. Second lien loans are assigned 100% severity, if defaulted. For first lien loans, we assume a minimum of 30% severity with higher severity assumed for investor properties and further housing price depreciation. With the default rate timing curve and loan-level loss severity, we derive the future expected credit losses.

PAYABLES FOR COLLATERAL ON INVESTMENTS

The carrying values of the payables for collateral on investments (in millions) included on our Consolidated Balance Sheets and the fair value of the related investments or collateral consisted of the following:


                                                                         AS OF DECEMBER 31, 2012      AS OF DECEMBER 31, 2011
                                                                         -------------------------   --------------------------
                                                                         CARRYING         FAIR        CARRYING         FAIR
                                                                           VALUE         VALUE         VALUE          VALUE
                                                                         ----------    -----------   -----------    -----------
Collateral payable held for derivative investments(1)                    $  2,507      $   2,507     $   2,994      $   2,994
Securities pledged under securities lending agreements(2)                     197            189           200            193
Securities pledged under reverse repurchase agreements(3)                     280            294           280            294
Securities pledged for Term Asset-Backed Securities
    Loan Facility ("TALF")(4)                                                  37             52           173            199
Investments pledged for Federal Home Loan Bank of
    Indianapolis ("FHLBI")(5)                                               1,100          1,936           100            142
                                                                         ----------    -----------   -----------    -----------
      Total payables for collateral on investments                       $  4,121      $   4,978     $   3,747      $   3,822
                                                                         ==========    ===========   ===========    ===========


(1) We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties' credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that if exceeded result in the receipt of cash that is typically invested in cash and invested cash. See Note 6 for details about maximum collateral potentially required to post on our credit default swaps.
(2) Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.
(3) Our pledged securities under reverse repurchase agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We obtain collateral in an amount equal to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. The cash received in our reverse repurchase program is typically invested in fixed maturity AFS securities.
(4) Our pledged securities for TALF are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We obtain collateral in an amount that has typically averaged 90% of the fair value of the TALF securities. The cash received in these transactions is invested in fixed maturity AFS securities.
(5) Our pledged investments for FHLBI are included in fixed maturity AFS securities and mortgage loans on real estate on our Consolidated Balance Sheets. The collateral requirements are generally 105% to 115% of the fair value for fixed maturity AFS securities and 155% to 175% of the fair value for mortgage loans on real estate. The cash received in these transactions is primarily invested in cash and invested cash or fixed maturity AFS securities.

Increase (decrease) in payables for collateral on investments (in millions) included on the Consolidated Statements of Cash Flows consisted of the following:


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Collateral payable held for derivative investments                                     $    (487)    $   2,141      $     219
Securities pledged under securities lending agreements                                        (3)            1           (302)
Securities pledged under reverse repurchase agreements                                         -             -            (64)
Securities pledged for TALF                                                                 (136)         (107)           (65)
Investments pledged for FHLBI                                                              1,000             -              -
                                                                                       -----------   -----------    -----------
    Total increase (decrease) in payables for collateral on investments                $     374     $   2,035      $    (212)
                                                                                       ===========   ===========    ===========


INVESTMENT COMMITMENTS

As of December 31, 2012, our investment commitments were $536 million, which included $226 million of LPs, $146 million of private placement securities and $164 million of mortgage loans on real estate.

CONCENTRATIONS OF FINANCIAL INSTRUMENTS

As of December 31, 2012 and 2011, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $3.6 billion and $4.7 billion, respectively, or 4% and 5% of our invested assets portfolio, respectively, and our investments in securities issued by Fannie Mae with a fair value of $2.2 billion and $2.5 billion, respectively, or 2% and 3% of our invested assets portfolio, respectively. These investments are included in corporate bonds in the tables above.

As of December 31, 2012, our most significant investments in one industry were our investment securities in the electric industry with a fair value of $8.4 billion, or 9% of our invested assets portfolio and our investment securities in the banking industry with a fair value of $5.3 billion, or 5% of our invested assets portfolio. As of December 31, 2011, our most significant investments in one industry were our investment securities in the electric industry with a fair value of $7.5 billion, or 8% of our invested assets portfolio and our investment securities in the collateralized mortgage and other obligations industry with a fair value of $5.3 billion, or 6% of our invested assets portfolio. We utilized the industry classifications to obtain the concentration of financial instruments amount; as such, this amount will not agree to the AFS securities table above.

6. DERIVATIVE INSTRUMENTS

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, default risk, basis risk and credit risk. We assess these risks by continually identifying and monitoring changes in our exposures that may adversely affect expected future cash flows and by evaluating hedging opportunities.

Derivative activities are monitored by various management committees. The committees are responsible for overseeing the implementation of various hedging strategies that are developed through the analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

See Note 1 for a detailed discussion of the accounting treatment for derivative instruments. See Note 21 for additional disclosures related to the fair value of our financial instruments and see Note 4 for derivative instruments related to our consolidated VIEs.

INTEREST RATE CONTRACTS

We use derivative instruments as part of our interest rate risk management strategy. These instruments are economic hedges unless otherwise noted and include:

CONSUMER PRICE INDEX SWAPS

We use consumer price index swaps to hedge the liability exposure on certain options in fixed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed rate determined as of inception.

FORWARD-STARTING INTEREST RATE SWAPS

We use forward-starting interest rate swaps designated and qualifying as cash flow hedges to hedge our exposure to interest rate fluctuations related to the forecasted purchase of certain assets and liabilities.

INTEREST RATE CAP AGREEMENTS

We use interest rate cap agreements to provide a level of protection from the effect of rising interest rates to economically hedge certain life insurance products and annuity contracts. Interest rate cap agreements entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate, multiplied by the notional amount divided by four.

INTEREST RATE CAP CORRIDORS

We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for certain life insurance products and annuity contracts. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate.

For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor.

INTEREST RATE FUTURES

We use interest rate futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

INTEREST RATE SWAP AGREEMENTS

We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

We also use interest rate swap agreements designated and qualifying as cash flow hedges. These instruments either hedge the interest rate risk of floating rate bond coupon payments by replicating a fixed rate bond, or hedge our exposure to fixed rate bond coupon payments and the change in the underlying asset values as interest rates fluctuate.

Finally, we use interest rate swap agreements designated and qualifying as fair value hedges to hedge against changes in the value of anticipated transactions and commitments as interest rates fluctuate.

TREASURY AND REVERSE TREASURY LOCKS

We use treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to our issuance of fixed rate securities or the anticipated future cash flows of floating rate fixed maturity securities due to changes in interest rates. In addition, we use reverse treasury locks designated and qualifying as cash flow hedges to hedge the interest rate exposure related to the purchase of fixed rate securities or the anticipated future cash flows of floating rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

FOREIGN CURRENCY CONTRACTS

We use derivative instruments as part of our foreign currency risk management strategy. These instruments are economic hedges unless otherwise noted and include:

CURRENCY FUTURES

We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products. Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

FOREIGN CURRENCY SWAPS

We use foreign currency swaps designated and qualifying as cash flow hedges, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future.

EQUITY MARKET CONTRACTS

We use derivative instruments as part of our equity market risk management strategy that are economic hedges and include:

CALL OPTIONS BASED ON THE S&P 500 INDEX(R) ("S&P 500")

We use indexed annuity contracts to permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500. Contract holders may elect to rebalance index options at renewal dates, either annually or biannually. As of each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We purchase call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

EQUITY FUTURES

We use equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.


PUT OPTIONS

We use put options to hedge the liability exposure on certain options in variable annuity products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

TOTAL RETURN SWAPS

We use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total return on a portfolio of indexes and pay a floating rate of interest.

In addition, we use total return swaps to hedge the liability exposure on certain options in variable annuity products. We receive the total return on a portfolio of indexes and pay a floating rate of interest.

VARIANCE SWAPS

We use variance swaps to hedge the liability exposure on certain options in variable annuity products. Variance swaps are contracts entered into at no cost and whose payoff is the difference between the realized variance rate of an underlying index and the fixed variance rate determined as of inception.

CREDIT CONTRACTS

We use derivative instruments as part of our credit risk management strategy that are economic hedges and include:

CREDIT DEFAULT SWAPS - BUYING PROTECTION

We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows us to put the bond back to the counterparty at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

CREDIT DEFAULT SWAPS - SELLING PROTECTION

We sell credit default swaps to offer credit protection to contract holders and investors. The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

EMBEDDED DERIVATIVES

We have embedded derivatives that include:

GLB RESERVES EMBEDDED DERIVATIVES

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GLBs offered in our variable annuity products, including products with GWB and GIB features. The hedging strategy is designed such that changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities move in the opposite direction of changes in embedded derivative GLB reserves caused by those same factors. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally effective in offsetting changes in the embedded derivative reserve due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off. However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives as well as the cash flow activity to be reflected on LNBAR.

Certain features of these guarantees have elements of both insurance benefits accounted for under the Financial Services - Insurance - Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC ("benefit reserves") and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC ("embedded derivative reserves"). We calculate the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each GLB feature.

INDEXED ANNUITY CONTRACTS EMBEDDED DERIVATIVES

We distribute indexed annuity contracts that permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500. Contract holders may elect to rebalance index options at renewal dates, either annually or biannually. As of each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, caps, spreads and specified rates, subject to contractual guarantees. We purchase S&P 500 call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period.

REINSURANCE RELATED EMBEDDED DERIVATIVES

We have certain modified coinsurance arrangements and coinsurance with funds withheld reinsurance arrangements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements.

We are involved in an inter-company reinsurance agreement where we cede to LNBAR the risk under certain UL contracts for no lapse benefit guarantees. If our contract holders' account value is not sufficient to pay the cost of insurance charges required to keep the policy inforce, and the contract holder has made required deposits, LNBAR will reimburse us for the charges.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks (in millions) were as follows:




                                                   AS OF DECEMBER 31, 2012                    AS OF DECEMBER 31, 2011
                                           ----------------------------------------   ----------------------------------------
                                                                 FAIR VALUE                                 FAIR VALUE
                                            NOTIONAL      -------------------------    NOTIONAL      -------------------------
                                            AMOUNTS         ASSET       LIABILITY      AMOUNTS         ASSET       LIABILITY
                                           -----------    ----------    -----------   -----------    ----------    -----------
QUALIFYING HEDGES
Cash flow hedges:
    Interest rate contracts(1)             $   2,001    $      353      $     224     $   2,212      $    385      $     241
    Foreign currency contracts(1)                420            39             26           340            52             14
                                           -----------   -----------    -----------   -----------    ----------    -----------
      Total cash flow hedges                   2,421           392            250         2,552           437            255
                                           -----------   -----------    -----------   -----------    ----------    -----------
NON-QUALIFYING HEDGES
Interest rate contracts(1)                    35,539         1,030            474        30,232         1,042            475
Foreign currency contracts(1)                     48             -              -             4             -              -
Equity market contracts(1)                    19,744         1,734            170        16,300         2,152             55
Equity collar(1)                                   9             1              -             -             -              -
Credit contracts(1)                                -             -              -            48             -              -
Credit contracts(2)                              149             -             11           148             -             16
Embedded derivatives:
    Indexed annuity contracts(3)                   -             -            732             -             -            399
    Guaranteed living benefits ("GLB")
      reserves(3)                                  -             -            909             -             -          2,217
    Reinsurance related(4)                         -             -            184             -                           12
                                           -----------   -----------    -----------   -----------    ----------    -----------
        Total derivative instruments       $  57,910      $  3,157      $   2,730     $  49,284      $  3,631      $   3,429
                                           ===========   ===========    ===========   ===========    ==========    ===========

(1) Reported in derivative investments on our Consolidated Balance Sheets.
(2) Reported in other liabilities on our Consolidated Balance Sheets.
(3) Reported in future contract benefits on our Consolidated Balance Sheets.
(4) Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

The maturity of the notional amounts of derivative instruments (in millions) was as follows:


                                                                 REMAINING LIFE AS OF DECEMBER 31, 2012
                                           -----------------------------------------------------------------------------------
                                           LESS THAN        1 - 5         6 - 10        11 - 30       OVER 30
                                             1 YEAR         YEARS         YEARS          YEARS         YEARS          TOTAL
                                           -----------    ----------    -----------    ----------    -----------    ----------
Interest rate contracts(1)                 $   2,834      $ 19,828      $   5,901      $  8,977      $       -      $ 37,540
Foreign currency contracts(2)                     48           205            200            15              -           468
Equity market contracts                       10,667         3,895          5,165            23              3        19,753
Credit contracts                                   -           149              -             -              -           149
                                           -----------    ----------    -----------    ----------    -----------    ----------
    Total derivative instruments
      with notional amounts                $  13,549      $ 24,077      $  11,266      $  9,015      $       3      $ 57,910
                                           ===========    ==========    ===========    ==========    ===========    ==========

(1) As of December 31, 2012, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 2042.
(2) As of December 31, 2012, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was April 2028.

The change in our unrealized gain (loss) on derivative instruments in accumulated OCI (in millions) was as follows:


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
UNREALIZED GAIN (LOSS) ON DERIVATIVE INSTRUMENTS
Balance as of beginning-of-year                                                        $    132      $     (14)     $    (13)
Cumulative effect from adoption of new accounting standards                                   -              -             3
Other comprehensive income (loss):
    Unrealized holding gains (losses) arising during the year:
      Cash flow hedges:
        Interest rate contracts                                                             (41)           201           (18)
        Foreign currency contracts                                                          (22)             3            14
      AFS securities embedded derivatives                                                     -              -             2
    Change in foreign currency exchange rate adjustment                                     (12)             7             4
    Change in DAC, VOBA, DSI and DFEL                                                        14              1            (1)
    Income tax benefit (expense)                                                             20            (74)           (1)
    Less:
     Reclassification adjustment for gains (losses) included in net income (loss):
        Cash flow hedges:
          Interest rate contracts(1)                                                        (21)           (15)            4
          Foreign currency contracts(1)                                                       3              2             2
     Associated amortization of DAC, VOBA, DSI and DFEL                                       3              1             -
     Income tax benefit (expense)                                                             5              4            (2)
                                                                                       ----------    -----------    ----------
           Balance as of end-of-year                                                   $    101      $     132      $    (14)
                                                                                       ==========    ===========    ==========


(1) The OCI offset is reported within net investment income on our Consolidated Statements of Comprehensive Income (Loss).


The gains (losses) on derivative instruments (in millions) recorded within income (loss) from continuing operations on our Consolidated Statements of Comprehensive Income (Loss) were as follows:


                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                            2012          2011           2010
                                                          ----------    -----------    ----------
QUALIFYING HEDGES
Cash flow hedges:
    Interest rate contracts(1)                            $    (22)     $     (15)     $      3
    Foreign currency contracts(1)                                3              2             2
                                                          ----------    -----------    ----------
      Total cash flow hedges                                   (19)           (13)            5
                                                          ----------    -----------    ----------
NON-QUALIFYING HEDGES
Interest rate contracts(1)                                     (26)           (44)            5
Interest rate contracts(2)                                      52          1,144           175
Foreign currency contracts(1)                                    -              -            43
Foreign currency contracts(2)                                   (8)           (12)          (13)
Equity market contracts(2)                                  (1,014)           315          (386)
Equity market contracts(3)                                    (362)            26          (118)
Credit contracts(1)                                              -              -             1
Credit contracts(2)                                              2             (7)            7
Embedded derivatives:
    Indexed annuity contracts(2)                              (136)             5           (81)
    GLB reserves(2)                                          1,308         (1,809)          268
    Reinsurance related(2)                                     (50)           (47)          (71)
    AFS securities(1)                                            -              -            (4)
                                                          ----------    -----------    ----------
        Total derivative instruments                      $  (253)      $    (442)     $   (169)
                                                          ==========    ===========    ==========


(1) Reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss).
(2) Reported in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).
(3) Reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

Gains (losses) (in millions) on derivative instruments designated and qualifying as cash flow hedges were as follows:



                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                            2012          2011           2010
                                                          -----------   -----------    ----------
Gain (loss) recognized as a component of OCI with
    the offset to net investment income                   $     (18)    $     (13)     $      6


As of December 31, 2012, $21 million of the deferred net losses on derivative instruments in accumulated OCI were expected to be reclassified to earnings during the next 12 months. This reclassification would be due primarily to the interest rate variances related to the interest rate swap agreements.

For the years ended December 31, 2012 and 2011, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

Information related to our open credit default swap liabilities for which we are the seller (dollars in millions) was as follows:


                                            AS OF DECEMBER 31, 2012
-----------------------------------------------------------------------------------------------------------------
                                                            CREDIT
                               REASON        NATURE       RATING OF          NUMBER                      MAXIMUM
                                FOR            OF         UNDERLYING           OF            FAIR       POTENTIAL
        MATURITY              ENTERING      RECOURSE      OBLIGATION(1)    INSTRUMENTS     VALUE(2)      PAYOUT
-------------------------    -----------    ----------    -------------    -----------    -----------   ---------
     12/20/2016(3)               (4)            (5)          BBB-               3          $  (4)       $    68

     03/20/2017(3)               (4)            (5)          BBB-               4             (7)            81
                                                                           -----------    -----------   ---------
                                                                                7          $ (11)       $   149
                                                                           ===========    ===========   =========




                                            AS OF DECEMBER 31, 2011
-----------------------------------------------------------------------------------------------------------------
                                                            CREDIT
                               REASON        NATURE       RATING OF          NUMBER                      MAXIMUM
                                FOR            OF         UNDERLYING           OF            FAIR       POTENTIAL
        MATURITY              ENTERING      RECOURSE      OBLIGATION(1)    INSTRUMENTS     VALUE(2)       PAYOUT
-------------------------    -----------    ----------    -------------    -----------    -----------   ---------
     12/20/2012(6)               (4)            (5)          BBB+               4         $    -        $   40

     12/20/2016(3)               (4)            (5)          BBB+               3            (12)           68

     03/20/2017(3)               (4)            (5)          BBB                2             (4)           40
                                                                           -----------    -----------   ---------
                                                                                9         $  (16)       $  148
                                                                           ===========    ===========   =========


(1) Represents average credit ratings based on the midpoint of the applicable ratings among Moody's, S&P and Fitch Ratings, as scaled to the corresponding S&P ratings.
(2) Broker quotes are used to determine the market value of credit default swaps.
(3) These credit default swaps were sold to a counter-party of the consolidated VIEs discussed in Note 4.
(4) Credit default swaps were entered into in order to generate income by providing default protection in return for a quarterly payment.
(5) Sellers do not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.
(6) These credit default swaps were sold to our contract holders, prior to 2007, where we determined there was a spread versus premium mismatch.

Details underlying the associated collateral of our open credit default swaps for which we are the seller, if credit risk related contingent features were triggered (in millions) are as follows:


                                                                            AS OF DECEMBER 31,
                                                                         -------------------------
                                                                           2012          2011
                                                                         ----------    -----------
Maximum potential payout                                                 $      149      $     148
Less:
    Counterparty thresholds                                                       -              -
                                                                         ----------    -----------
      Maximum collateral potentially required to post                    $      149      $     148
                                                                         ==========    ===========

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding. If these netting agreements were not in place, we would have been required to post approximately $11 million as of December 31, 2012, after considering the fair values of the associated investments counterparties' credit ratings as compared to ours and specified thresholds that once exceeded result in the payment of cash.

CREDIT RISK

We are exposed to credit loss in the event of nonperformance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or NPR. The NPR is based upon assumptions for each counterparty's credit spread over the estimated weighted average life of the counterparty exposure less collateral held. As of December 31, 2012, the NPR adjustment was $2 million. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, our insurance subsidiaries have agreed to maintain certain financial strength or claims-paying ratings. A downgrade below these levels could result in termination of derivative contracts, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contracts. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. As of December 31, 2012, our exposure was $13 million.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:


                              AS OF DECEMBER 31, 2012      AS OF DECEMBER 31, 2011
                             --------------------------   --------------------------
                             COLLATERAL     COLLATERAL    COLLATERAL     COLLATERAL
                             POSTED BY      POSTED BY     POSTED BY      POSTED BY
           S&P                COUNTER-         LNC         COUNTER-         LNC
         CREDIT                PARTY         (HELD BY       PARTY         (HELD BY
        RATING OF             (HELD BY       COUNTER-      (HELD BY       COUNTER-
      COUNTERPARTY              LNC)          PARTY)         LNC)          PARTY)
--------------------------   -----------    -----------   -----------    -----------
           AA                $      41      $       -     $      35      $       -
           AA-                      58              -           219              -
           A+                      551              -           826              -
            A                      762            (68)        1,613            (69)
           A-                    1,113              -           373              -
           BBB                       4              -             -              -
                             -----------    -----------   -----------    -----------
                             $   2,529      $     (68)    $   3,066      $     (69)
                             ===========    ===========   ===========    ===========


7. FEDERAL INCOME TAXES

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:


                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                            2012          2011           2010
                                                          -----------   -----------    ----------
Current                                                   $    (320)    $     (84)     $    (74)
Deferred                                                        664           354           379
                                                          -----------   -----------    ----------
    Federal income tax expense (benefit)                  $     344     $     270      $    305
                                                          ===========   ===========    ==========

A reconciliation of the effective tax rate differences (in millions) was as follows:



                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                            2012          2011           2010
                                                          -----------   -----------    ----------
Tax rate times pre-tax income                             $     527     $     186      $    456
Effect of:
    Separate account dividend received deduction               (128)         (135)         (109)
    Tax credits                                                 (34)          (46)          (39)
    Goodwill                                                     (2)          260             -
    Change in uncertain tax positions                           (88)            7             3
    Other items                                                  69            (2)           (6)
                                                          -----------   -----------    ----------
      Federal income tax expense (benefit)                $     344     $     270      $    305
                                                          ===========   ===========    ==========
Effective tax rate                                             23 %          51 %          23 %
                                                          ===========   ===========    ==========

The effective tax rate is the ratio of tax expense over pre-tax income (loss). The change in uncertain tax positions relates primarily to the lapse of statute of limitations for prior year tax returns. Other items include corrections of immaterial errors in prior period.

The federal income tax asset (liability) (in millions) was as follows:


                                                                            AS OF DECEMBER 31,
                                                                         -------------------------
                                                                           2012          2011
                                                                         ----------    -----------
Current                                                                  $    173      $    (276)
Deferred                                                                   (3,391)        (2,233)
                                                                         ----------    -----------
    Total federal income tax asset (liability)                           $ (3,218)     $  (2,509)
                                                                         ==========    ===========



Significant components of our deferred tax assets and liabilities (in millions) were as follows:


                                                                           AS OF DECEMBER 31,
                                                                        -------------------------
                                                                          2012           2011
                                                                        -----------    ----------
DEFERRED TAX ASSETS
Future contract benefits and other contract holder funds                $     900      $  1,034
Deferred gain on business sold through reinsurance                             27           136
Reinsurance related embedded derivative asset                                 141           123
Investments                                                                   448           222
Compensation and benefit plans                                                141           130
Net operating loss                                                              4             -
Net capital loss                                                               32            59
Tax credits                                                                   205           200
VIE                                                                            36            98
Other                                                                          44           197
                                                                        -----------    ----------
    Total deferred tax assets                                               1,978         2,199
                                                                        -----------    ----------


                                                                           AS OF DECEMBER 31,
                                                                        -------------------------
                                                                          2012           2011
                                                                        -----------    ----------
DEFERRED TAX LIABILITIES
DAC                                                                     $   1,393      $  1,412
VOBA                                                                          239           370
Net unrealized gain on AFS securities                                       3,283         2,188
Net unrealized gain on trading securities                                     150           126
Intangibles                                                                   172           173
Other                                                                         132           163
                                                                        -----------    ----------
    Total deferred tax liabilities                                          5,369         4,432
                                                                        -----------    ----------
      Net deferred tax asset (liability)                                $  (3,391)     $ (2,233)
                                                                        ===========    ==========

As of December 31, 2012, the Company had $11 million of net operating loss carryforwards that begin to expire in 2031 and $90 million of capital loss carryforwards that begin to expire in 2014. In addition, the Company had $139 million of alternative minimum tax credits that are not subject to expiration and $66 million of general business credits that begin to expire in 2030.

Although realization is not assured, management believes that it is more likely than not that the Company will realize the benefits of its deferred tax assets, and, accordingly, no valuation allowance has been recorded.


As of December 31, 2012 and 2011, $59 million and $191 million, respectively, of our unrecognized tax benefits presented below, if recognized, would have affected our income tax expense and our effective tax rate. The Company is not aware of any events for which it is likely that unrecognized tax benefits will significantly increase or decrease within the next year. A reconciliation of the unrecognized tax benefits (in millions) was as follows:


                                                                  FOR THE
                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                          -------------------------
                                                            2012          2011
                                                          -----------   -----------
Balance as of beginning-of-year                           $     275     $     278
    Increases for prior year tax positions                        -             2
    Decreases for prior year tax positions                     (145)          (11)
    Increases for current year tax positions                      3            12
    Decreases for current year tax positions                      -            (6)
    Decreases for settlements with taxing authorities            (2)            -
    Decreases for lapse of statute of limitations               (64)            -
                                                          -----------   -----------
      Balance as of end-of-year                           $      67     $     275
                                                          ===========   ===========

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the years ended December 31, 2012, 2011 and 2010, we recognized interest and penalty expense (benefit) related to uncertain tax positions of $(78) million, $8 million and $6 million, respectively. We had accrued interest and penalty expense related to the unrecognized tax benefits of $11 million and $89 million as of December 31, 2012 and 2011, respectively.

The Company is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Company is currently under examination by the IRS for tax years 2009 through 2011. The IRS concluded its examination of tax years 2007 and 2008 on January 18, 2013. The Company has protested the final assessment, which is being combined with tax years 2005 and 2006 in IRS Appeals. The IRS also completed its examination of tax years 2005 and 2006, and 2006 of the former Jefferson-Pilot Corporation ("JP") and its subsidiaries during 2010. The Company believes a portion of the 2005 through 2008 assessments is inconsistent with current laws and is using the established IRS Appeals process to attempt to settle the remaining issues. The IRS also concluded its examination of non-consolidated returns for JP Life Insurance Company and JP Financial Insurance Company for the tax years ended April 1, 2007, and July 1, 2007, respectively, with agreement on all adjustments on January 18, 2013. The Company does not expect any adjustments that might result from those audits would be material to its consolidated results of operations or its financial condition.

8.  DAC, VOBA, DSI AND DFEL

Changes in DAC (in millions) were as follows:



                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
Balance as of beginning-of-year                                                        $  5,887      $   6,029      $  7,310
    Cumulative effect from adoption of new accounting standards                               -              -        (1,483)
    Business acquired (sold) through reinsurance                                           (126)           184           (14)
    Deferrals                                                                             1,294          1,368         1,353
    Amortization, net of interest:
      Unlocking                                                                             (71)          (130)           93
      Amortization, excluding unlocking, net of interest                                   (760)          (666)         (654)
    Adjustment related to realized (gains) losses                                           (49)           (39)          (51)
    Adjustment related to unrealized (gains) losses                                        (145)          (859)         (525)
                                                                                       ----------    -----------    ----------
        Balance as of end-of-year                                                      $  6,030      $   5,887      $  6,029
                                                                                       ==========    ===========    ==========

Changes in VOBA (in millions) were as follows:


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011          2010
                                                                                       ----------    -----------   -----------
Balance as of beginning-of-year                                                        $  1,055      $   1,378     $   2,086
    Business acquired (sold) through reinsurance                                            (20)            12             -
    Deferrals                                                                                12             20            26
    Amortization:
      Unlocking                                                                             (23)           174           (48)
      Amortization, excluding unlocking                                                    (225)          (279)         (350)
    Accretion of interest(1)                                                                 73             78            89
    Adjustment related to realized (gains) losses                                             9             (6)           (7)
    Adjustment related to unrealized (gains) losses                                        (179)          (322)         (418)
                                                                                       ----------    -----------   -----------
        Balance as of end-of-year                                                      $    702      $   1,055     $   1,378
                                                                                       ==========    ===========   ===========

(1) The interest accrual rates utilized to calculate the accretion of interest ranged from 3.30% to 7.05%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2012, was as follows:



2013                         $      94
2014                                72
2015                                64
2016                                57
2017                                52

Changes in DSI (in millions) were as follows:

                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
Balance as of beginning-of-year                                                        $    309      $     324      $    361
    Deferrals                                                                                39             39            66
    Amortization, net of interest:
      Unlocking                                                                              14             (2)           (3)
      Amortization, excluding unlocking, net of interest                                    (43)           (36)          (48)
    Adjustment related to realized (gains) losses                                            (5)            (3)          (11)
    Adjustment related to unrealized (gains) losses                                         (18)           (13)          (41)
                                                                                       ----------    -----------    ----------
        Balance as of end-of-year                                                      $    296      $     309      $    324
                                                                                       ==========    ===========    ==========

Changes in DFEL (in millions) were as follows:

                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
Balance as of beginning-of-year                                                        $  1,360      $   1,472      $  1,273
    Business acquired (sold) through reinsurance                                            (44)            18            22
    Deferrals                                                                               348            544           546
    Amortization, net of interest:
      Unlocking                                                                             (69)            31            (1)
      Amortization, excluding unlocking, net of interest                                   (206)          (160)         (190)
    Adjustment related to realized (gains) losses                                            (5)            (8)           (4)
    Adjustment related to unrealized (gains) losses                                         (42)          (537)         (174)
                                                                                       ----------    -----------    ----------
        Balance as of end-of-year                                                      $  1,342      $   1,360      $  1,472
                                                                                       ==========    ===========    ==========

9.  REINSURANCE

The following summarizes reinsurance amounts (in millions) recorded on our Consolidated Statements of Comprehensive Income (Loss), excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re:

                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                         2012          2011           2010
                                                                                       ----------    -----------    ----------
Direct insurance premiums and fees                                                     $  7,096      $   6,735      $  6,338
Reinsurance assumed                                                                          18             21            22
Reinsurance ceded                                                                        (1,287)        (1,511)       (1,361)
                                                                                       ----------    -----------    ----------
    Total insurance premiums and fees                                                  $  5,827      $   5,245      $  4,999
                                                                                       ==========    ===========    ==========

Direct insurance benefits                                                              $  4,714      $   4,828      $  4,321
Reinsurance recoveries netted against benefits                                           (1,778)        (2,624)       (1,754)
                                                                                       ----------    -----------    ----------
    Total benefits                                                                     $  2,936      $   2,204      $  2,567
                                                                                       ==========    ===========    ==========


We cede insurance to other companies. The portion of risks exceeding our retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance and annuities in order to limit our exposure to mortality losses and enhance our capital management. As discussed in Note 24, a portion of this reinsurance activity is with affiliated companies.

Under our reinsurance program, we reinsure approximately 30% to 35% of the mortality risk on newly issued non-term life insurance contracts and approximately 25% to 30% of total mortality risk including term insurance contracts. Our policy for this program is to retain no more than $20 million on a single insured life issued on fixed, VUL and term life insurance contracts. Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. As of December 31, 2012, the reserves associated with these reinsurance arrangements totaled $809 million. To cover products other than life insurance, we acquire other reinsurance coverages with retentions and limits.

We obtain reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our principal reinsurers. Our reinsurance operations were acquired by Swiss Re in December 2001, through a series of indemnity reinsurance transactions. Swiss Re represents our largest reinsurance exposure. Under the indemnity reinsurance agreements, Swiss Re reinsured certain of our liabilities and obligations. As we are not relieved of our legal liability to the ceding companies, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $3.4 billion and $3.5 billion as of December 31, 2012 and 2011, respectively. Swiss Re has funded a trust, with a balance of $1.8 billion as of December 31, 2012, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets are reported within trading securities or mortgage loans on real estate on our Consolidated Balance Sheets. Our liabilities for funds withheld and embedded derivatives as of December 31, 2012, included $1.5 billion and $176 million, respectively, related to the business reinsured by Swiss Re.

We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as a deferred gain on business sold through reinsurance on our Consolidated Balance Sheets. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years from the date of sale.

During 2012, 2011 and 2010, we amortized $48 million, $49 million and $49 million, after-tax, respectively, of deferred gain on business sold through reinsurance.

10. GOODWILL AND SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:



                                                   FOR THE YEAR ENDED DECEMBER 31, 2012
                                          -------------------------------------------------------
                                          ACQUISITION    CUMULATIVE
                                            BALANCE      IMPAIRMENT
                                             AS OF          AS OF                      BALANCE
                                           BEGINNING-    BEGINNING-                   AS OF END-
                                            OF-YEAR        OF-YEAR      IMPAIRMENT     OF-YEAR
                                          ------------    -----------  -------------  -----------
Annuities                                  $   1,040      $    (600)   $       -      $     440
Retirement Plan Services                          20              -            -             20
Life Insurance                                 2,186           (647)           -          1,539
Group Protection                                 274              -            -            274
Other Operations - Media                         176           (176)           -              -
                                          ------------    -----------  -----------    -----------
    Total goodwill                         $   3,696      $  (1,423)   $       -      $   2,273
                                          ============    ===========  ===========    ===========

                                                   FOR THE YEAR ENDED DECEMBER 31, 2011
                                          -------------------------------------------------------
                                          ACQUISITION    CUMULATIVE
                                            BALANCE      IMPAIRMENT
                                             AS OF          AS OF                      BALANCE
                                           BEGINNING-    BEGINNING-                   AS OF END-
                                            OF-YEAR        OF-YEAR      IMPAIRMENT     OF-YEAR
                                          ------------    -----------  -------------  -----------
Annuities                                  $   1,040      $    (600)   $       -      $     440
Retirement Plan Services                          20              -            -             20
Life Insurance                                 2,186              -         (647)         1,539
Group Protection                                 274              -            -            274
Other Operations - Media                         176            (79)         (97)             -
                                          ------------    -----------  -------------  -----------
    Total goodwill                         $   3,696      $    (679)   $    (744)     $   2,273
                                          ============    ===========  =============  ===========

We perform a Step 1 goodwill impairment analysis on all of our reporting units at least annually on October 1. To determine the implied fair value for our reporting units, we utilize primarily a discounted cash flow valuation technique ("income approach"), although limited available market data is also considered. In determining the estimated fair value, we consider discounted cash flow calculations, the level of LNC's share price and assumptions that market participants would make in valuing the reporting unit. This analysis requires us to make judgments about revenues, earnings projections, capital market assumptions and discount rates.

As of October 1, 2012, our Annuities, Retirement Plan Services and Group Protection reporting units passed the Step 1 analysis, and although the carrying value of the net assets for Group Protection was within the estimated fair value range, we deemed it prudent to validate the carrying value of goodwill through a Step 2 analysis. Given the Step 1 results, we also performed a Step 2 analysis for our Life Insurance reporting unit. Based upon our Step 2 analysis for Life Insurance and Group Protection, we determined that there was no impairment due to the implied fair value of goodwill being in excess of the carrying value of goodwill.

As of October 1, 2011, our Annuities, Retirement Plan Services and Group Protection reporting units passed the Step 1 analysis, and although the carrying value of the net assets for Group Protection was within the estimated fair value range, we deemed it prudent to validate the carrying value of goodwill through a Step 2 analysis. Given the Step 1 results, we also performed a Step 2 analysis for our Life Insurance and Media reporting units. Based upon our Step 2 analysis for Life Insurance, we recorded a goodwill impairment that was attributable primarily to marketplace dynamics and lower expectations associated with product changes that we have implemented or will implement shortly that we believe will have an unfavorable effect on our sales levels for a period of time. Based upon our Step 2 analysis for Group Protection, we determined that there was no impairment due to the implied fair value of goodwill being in excess of the carrying value of goodwill. Based upon our Step 2 analysis for Media, we recorded a goodwill impairment that was primarily a result of the deterioration in operating environment and outlook for the business.

As of October 1, 2010, all of our reporting units passed the Step 1 analysis, and although the carrying value of the net assets was within the estimated fair value range for our Life Insurance reporting unit, we deemed it prudent to validate the carrying value of goodwill through a Step 2 analysis. In our Step 2 analysis of the Life Insurance reporting unit, we determined there was no impairment due to the implied fair value of goodwill being in excess of the carrying value of goodwill.

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:


                                                          AS OF DECEMBER 31, 2012      AS OF DECEMBER 31, 2011
                                                          -------------------------    -------------------------
                                                            GROSS                        GROSS
                                                           CARRYING     ACCUMULATED     CARRYING     ACCUMULATED
                                                            AMOUNT     AMORTIZATION      AMOUNT     AMORTIZATION
                                                          -----------  ------------    -----------  ------------
Life Insurance:
    Sales force                                           $     100    $       27      $     100      $     23
Retirement Plan Services:
    Mutual fund contract rights(1)                                5             -              2             -
Other Operations:
    FCC licenses(1)                                             129             -            118             -
    Other                                                         4             3              4             3
                                                          -----------  ------------    -----------  ------------
      Total                                               $     238    $       30      $     224      $     26
                                                          ===========  ============    ===========  ============

(1) No amortization recorded as the intangible asset has indefinite life.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2012, was as follows:


2013                         $       4
2014                                 4
2015                                 4
2016                                 4
2017                                 4




11. GUARANTEED BENEFIT FEATURES

Information on the GDB features outstanding (dollars in millions) was as follows (our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive):


                                                             AS OF DECEMBER 31,
                                                          -------------------------
                                                            2012           2011
                                                          -----------  ------------
RETURN OF NET DEPOSITS
Total account value                                       $   63,478   $    54,004
Net amount at risk(1)                                            392         1,379
Average attained age of contract holders                    60 years      59 years
MINIMUM RETURN
Total account value                                       $      149   $       155
Net amount at risk(1)                                             37            48
Average attained age of contract holders                    73 years      72 years
Guaranteed minimum return                                        5 %           5 %
ANNIVERSARY CONTRACT VALUE
Total account value                                       $   23,019   $    21,648
Net amount at risk(1)                                          1,133         2,939
Average attained age of contract holders                    67 years      67 years


(1) Represents the amount of death benefit in excess of the account balance. The decrease in net amount at risk when comparing December 31, 2012, to December 31, 2011, was attributable primarily to the increase in equity markets during 2012.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDB (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:


                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                            2012          2011           2010
                                                          -----------   -----------    ----------

Balance as of beginning-of-year                           $      84     $      44      $     71
    Changes in reserves                                          64            93            57
    Benefits paid                                               (44)          (53)          (84)
                                                          -----------   -----------    ----------
      Balance as of end-of-year                           $     104     $      84      $     44
                                                          ===========   ===========    ==========

Account balances of variable annuity contracts with guarantees (in millions) were invested in separate account investment options as follows:


                                                             AS OF DECEMBER 31,
                                                          -------------------------
                                                            2012           2011
                                                          -----------    ----------
ASSET TYPE
Domestic equity                                           $  37,899      $ 34,286
International equity                                         14,850        13,095
Bonds                                                        21,174        17,735
Money market                                                  7,747         5,892
                                                          -----------    ----------
    Total                                                 $  81,670      $ 71,008
                                                          ===========    ==========

Percent of total variable annuity separate account
  values                                                       98 %          98 %


Future contract benefits also includes reserves for our products with secondary guarantees for our products sold through our Life Insurance segment. These UL and VUL products with secondary guarantees represented 38% of permanent life insurance in force as of December 31, 2012, and 29% of total sales for these products for the year ended December 31, 2012.

12.  SHORT-TERM AND LONG-TERM DEBT

Details underlying short-term and long-term debt (in millions) were as follows:


                                                                                                        AS OF DECEMBER 31,
                                                                                                     -------------------------
                                                                                                       2012           2011
                                                                                                     -----------    ----------
Short-Term Debt
  Short-term notes payable to LNC                                                                    $      28      $     10
  Current maturities of long-term debt                                                                       4             -
                                                                                                     -----------    ----------
    Total short-term debt                                                                            $      32      $     10
                                                                                                     ===========    ==========

Long-Term Debt, Excluding Current Portion
  2.75% note, due 2013                                                                               $       -      $      4
  LIBOR + 3 bps notes, due 2017                                                                            250           250
  LIBOR + 100 bps loan, due 2037                                                                           375           375
  LIBOR + 341 bps loan, due 2040                                                                             -           500
  Surplus notes due LNC:
    9.76% surplus note, due 2024                                                                            50            50
    6.56% surplus note, due 2028                                                                           500           500
    6.03% surplus note, due 2028                                                                           750           750
                                                                                                     -----------    ----------
      Total surplus notes                                                                                1,300         1,300
                                                                                                     -----------    ----------
        Total long-term debt                                                                         $   1,925      $  2,429
                                                                                                     ===========    ==========

Future principal payments due on long-term debt (in millions) as of December 31, 2012, were as follows:


2013                                                                                   $      4
2014                                                                                          -
2015                                                                                          -
2016                                                                                          -
2017                                                                                        250
Thereafter                                                                                1,675
                                                                                       ----------
    Total                                                                              $  1,929
                                                                                       ==========


On September 10, 2010, LNC issued a note of $4 million to LFM. This note calls for us to pay the principal amount of the note on or before September 10, 2013, and interest to be paid semiannually at an annual rate of 2.75%.

We have a $250 million floating-rate loan outstanding under our borrowing capacity with the Federal Home Loan Bank of Indianapolis due June 20, 2017.

We issued a surplus note for $50 million to LNC in 1994. The note calls for us to pay the principal amount of the note on or before September 30, 2024, and interest to be paid semiannually at an annual rate of 9.76%. Subject to approval by the Indiana Insurance Commissioner, we have the right to repay the note on any March 31 or September 30.

We issued a surplus note for $500 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before March 31, 2028, and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital as of the date of note issuance of $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. The note calls for us to pay the principal amount of the note on or before December 31, 2028, and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

On October 9, 2007, we issued a note of $375 million to LNC. This note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 100 bps.

On July 1, 2010, we issued a note of $500 million to LNC. This note calls for us to pay the principal amount of the note on or before June 5, 2040, and interest to be paid annually at an annual rate of LIBOR + 341 bps. On July 1, 2012, we repaid all of our LIBOR + 341 bps note due 2040.

13. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

REGULATORY AND LITIGATION MATTERS

Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, laws governing the activities of broker-dealers, registered investment advisors and unclaimed property laws.

LNL and its subsidiaries are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experiences of LNL in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2012. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LNL's financial condition.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. Accordingly, the estimate contained in this paragraph reflects two types of matters. For some matters included within this estimate, an accrual has been made, but there is a reasonable possibility that an exposure exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, while potentially estimable, is believed to be reasonably possible but not probable. In these cases, the estimate reflects the reasonably possible loss or range of loss. As of December 31, 2012, we estimate the aggregate range of reasonably possible losses, including amounts in excess of amounts accrued for these matters as of such date, to be up to approximately $200 million.

For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

On June 13, 2009, a single named plaintiff filed a putative national class action in the Circuit Court of Allen County, Indiana, captioned Peter S. Bezich
v. LNL, No. 02C01-0906-PL73, asserting he was charged a cost-of-insurance fee that exceeded the applicable mortality charge, and that this fee breached the terms of the insurance contract. The parties are conducting fact discovery, and no class certification motion has yet been filed. We dispute the allegations and are vigorously defending this matter.

On July 23, 2012, LNL was added as a noteholder defendant to a putative class action adversary proceeding ("Adversary Proceeding") captioned LEHMAN BROTHERS SPECIAL FINANCING, INC. V.

BANK OF AMERICA, N.A. ET AL., Adv. Pro. No. 10-03547 (JMP) and instituted under IN RE LEHMAN BROTHERS HOLDINGS INC. in the United States Bankruptcy Court in the Southern District of New York. Plaintiff Lehman Brothers Special Financing Inc. ("LBSF") seeks to (i) overturn the application of certain priority of payment provisions in 47 collateralized debt obligation transactions on the basis such provisions are unenforceable under the Bankruptcy Code; and (ii) recover funds paid out to Noteholders in accordance with the Note agreements. The Adversary proceeding is stayed through July 20, 2013, and LNL's response is currently due to be filed on September 5, 2013.

We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed contract benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we subsidiaries are the subject of multiple regulatory inquiries and examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in payments to beneficiaries, escheatment of funds deemed abandoned under state laws, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property.

COMMITMENTS

LEASES

We lease our home office properties. In 2006, we exercised the right and option to extend the Fort Wayne lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining four extended terms of five years each in accordance with the lease agreement. These agreements also provide us with the right of first refusal to purchase the properties at a price defined in the agreements and the option to purchase the leased properties at fair market value on the last day of any renewal period. In 2012, we exercised the right and option to extend the Hartford lease for one extended term such that the lease shall expire in 2018.

Total rental expense on operating leases for the years ended December 31, 2012, 2011 and 2010, was $37 million, $36 million and $40 million, respectively. Future minimum rental commitments (in millions) as of December 31, 2012, were as follows:



2013                         $      31
2014                                31
2015                                26
2016                                22
2017                                16

VULNERABILITY FROM CONCENTRATIONS

As of December 31, 2012, we did not have a concentration of: business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial condition.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity ("ALVA") product offered in our Annuities segment is significant to this segment. The ALVA product accounted for 19%, 22% and 25% of Annuities' variable annuity product deposits in 2012, 2011 and 2010, respectively, and represented approximately 50%, 54% and 58% of the segment's total variable annuity product account values as of December 31, 2012, 2011 and 2010, respectively. In addition, fund choices for certain of our other variable annuity products offered in our Annuities segment include American Fund Insurance Series(SM) ("AFIS") funds. For the Annuities segment, AFIS funds accounted for 21%, 27% and 29% of variable annuity product deposits in 2012, 2011 and 2010, respectively, and represented 58%, 62% and 66% of the segment's total variable annuity product account values as of December 31, 2012, 2011 and 2010, respectively.

OTHER CONTINGENCY MATTERS

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions of $32 million and $29 million as of December 31, 2012 and 2011, respectively.

14. SHARES AND STOCKHOLDER'S EQUITY

All authorized and issued shares of LNL are owned by LNC.


ACCUMULATED OCI

The following summarizes the components and changes in accumulated OCI (in millions):



                                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                                          -------------------------------------
                                                                                            2012          2011         2010
                                                                                          ----------    ----------    ---------
UNREALIZED GAIN (LOSS) ON AFS SECURITIES
Balance as of beginning-of-year                                                           $  2,805      $  1,119    $      36
    Cumulative effect from adoption of new accounting standards                                  -             -          183
    Unrealized holding gains (losses) arising during the year                                2,631         3,292        2,322
    Change in foreign currency exchange rate adjustment                                         14            (5)          (6)
    Change in DAC, VOBA, DSI, future contract benefits and other contract holder funds      (1,233)         (798)      (1,038)
    Income tax benefit (expense)                                                              (459)         (890)        (461)
    Less:
      Reclassification adjustment for gains (losses) included in net income (loss)            (181)         (124)        (136)
      Associated amortization of DAC, VOBA, DSI and DFEL                                        (1)          (10)           8
      Income tax benefit (expense)                                                              64            47           45
                                                                                          ----------    ----------  -----------
      Balance as of end-of-year                                                           $  3,876      $  2,805    $   1,119
                                                                                          ==========    ==========  ===========
UNREALIZED OTTI ON AFS SECURITIES
Balance as of beginning-of-year                                                           $   (103)     $   (126)   $    (108)
(Increases) attributable to:
    Cumulative effect from adoption of new accounting standards                                  -             -           (5)
    Gross OTTI recognized in OCI during the year                                              (118)          (54)         (93)
    Change in DAC, VOBA, DSI and DFEL                                                           15            12           11
    Income tax benefit (expense)                                                                35            15           28
Decreases attributable to:
    Sales, maturities or other settlements of AFS securities                                   118            99           81
    Change in DAC, VOBA, DSI and DFEL                                                          (17)          (21)         (19)
    Income tax benefit (expense)                                                               (35)          (28)         (21)
                                                                                          ----------    ----------  -----------
      Balance as of end-of-year                                                           $   (105)     $   (103)   $    (126)
                                                                                          ==========    ==========  ===========
UNREALIZED GAIN (LOSS) ON DERIVATIVE INSTRUMENTS
Balance as of beginning-of-year                                                           $    132      $    (14)   $     (13)
    Cumulative effect from adoption of new accounting standards                                  -             -            3
    Unrealized holding gains (losses) arising during the year                                  (63)          204           (2)
    Change in foreign currency exchange rate adjustment                                        (12)            7            4
    Change in DAC, VOBA, DSI and DFEL                                                           14             1           (1)
    Income tax benefit (expense)                                                                20           (74)          (1)
    Less:
      Reclassification adjustment for gains (losses) included in net income (loss)             (18)          (13)           6
      Associated amortization of DAC, VOBA, DSI and DFEL                                         3             1            -
      Income tax benefit (expense)                                                               5             4           (2)
                                                                                          ----------    ----------  -----------
      Balance as of end-of-year                                                           $    101      $    132    $     (14)
                                                                                          ==========    ==========  ===========
FUNDED STATUS OF EMPLOYEE BENEFIT PLANS
Balance as of beginning-of-year                                                           $    (14)     $    (14)   $     (17)
    Adjustment arising during the year                                                           3             1            4
    Income tax benefit (expense)                                                                (1)           (1)          (1)
                                                                                          ----------    ----------  -----------
      Balance as of end-of-year                                                           $    (12)     $    (14)   $     (14)
                                                                                          ==========    ==========  ===========

15. REALIZED GAIN (LOSS)

Details underlying realized gain (loss) (in millions) reported on our Consolidated Statements of Comprehensive Income (Loss) were as follows:


                                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------------
                                                                                   2012          2011           2010
                                                                                 ----------    -----------    ----------
Total realized gain (loss) related to certain investments(1)                     $   (164)     $    (106)     $   (132)
Realized gain (loss) on the mark-to-market on certain instruments(2)                  138            (65)          (41)
Indexed annuity net derivative results:(3)
    Gross gain (loss)                                                                  16              2            34
    Associated amortization of DAC, VOBA, DSI and DFEL                                 (5)            (2)          (14)
Variable annuity net derivatives results:(4)
    Gross gain (loss)                                                                 (77)           (51)          (30)
    Associated amortization of DAC, VOBA, DSI and DFEL                                (31)           (28)          (55)
                                                                                 ----------    -----------    ----------
      Total realized gain (loss)                                                 $   (123)     $    (250)     $   (238)
                                                                                 ==========    ===========    ==========

(1) See "Realized Gain (Loss) Related to Certain Investments" section in Note 5.
(2) Represents changes in the fair values of certain derivative investments (including those associated with our consolidated VIEs), total return swaps (embedded derivatives that are theoretically included in our various modified coinsurance and coinsurance with funds withheld reinsurance arrangements that have contractual returns related to various assets and liabilities associated with these arrangements) and trading securities.
(3) Represents the net difference between the change in the fair value of the S&P 500 call options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity products along with changes in the fair value of embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products.
(4) Includes the net difference in the change in embedded derivative reserves of our GLB products and the change in the fair value of the derivative instruments we own to hedge GDB and GLB products, including the cost of purchasing the hedging instruments.

16. COMMISSIONS AND OTHER EXPENSES

Details underlying commissions and other expenses (in millions) were as follows:


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Commissions                                                                            $   1,972     $   2,534      $   1,859
General and administrative expenses                                                        1,553         1,392          1,293
Expenses associated with reserve financing and unrelated LOCs                                 40            24             16
DAC and VOBA deferrals and interest, net of amortization                                    (300)         (565)          (509)
Broker-dealer expenses                                                                       243           236            212
Specifically identifiable intangible asset amortization                                        4             4              4
Media expenses                                                                                66            69             59
Taxes, licenses and fees                                                                     244           244            192
Merger-related expenses                                                                        -             -              9
Restructuring charges (recoveries)                                                            16             -             (1)
                                                                                       -----------   -----------    -----------
    Total                                                                              $   3,838     $   3,938      $   3,134
                                                                                       ===========   ===========    ===========

17. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS

LNC and LNL maintain qualified funded defined benefit pension plans in which many of our employees and agents are participants. LNC and LNL also maintain non-qualified, unfunded defined benefit pension plans for certain employees and agents. In addition, for certain former employees, we have supplemental retirement plans that provide defined benefit pension benefits in excess of limits imposed by federal tax law. All of our defined benefit pension plans are frozen, and there are no new participants and no future accruals of benefits from the date of the freeze.


The eligibility requirements for each plan are described in each plan document and vary for each plan based on completion of a specified period of continuous service and date of hire, subject to age limitations. The frozen pension plan benefits are calculated either on a traditional final pay or cash balance formula. Those formulas are based upon years of credited service and eligible earnings as defined in each plan document. The traditional formula provides benefits stated in terms of a single life annuity payable at age 65. The cash balance formula provides benefits stated as a lump sum hypothetical account balance. That account balance equals the sum of the employee's accumulated annual benefit credits plus interest credits. Benefit credits, which are based on years of service and base salary plus bonus, ceased as of the date the plan was frozen. Interest credits continue until the participant's benefit is paid.

LNC and LNL also sponsor a voluntary employees' beneficiary association ("VEBA") trust that provides postretirement medical, dental and life insurance benefits to retired full-time employees and agents who, depending on the plan, have worked for us for at least 10 years and attained age 55 (age 60 for agents). VEBAs are a special type of tax-exempt trust used to provide benefits that are subject to preferential tax treatment under the Internal Revenue Code. Medical and dental benefits are available to spouses and other eligible dependents of retired employees and agents. Retirees may be required to contribute toward the cost of these benefits. Eligibility and the amount of required contribution for these benefits varies based upon a variety of factors including years of service and year of retirement.

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information (in millions) with respect to our benefit plans' assets and obligations was as follows:


                                                 AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------
                                             2012           2011          2012           2011
                                           -----------    ----------    -----------    ----------
                                                                                 OTHER
                                               PENSION BENEFITS         POSTRETIREMENT BENEFITS
                                           -------------------------    -------------------------
CHANGE IN PLAN ASSETS
Fair value as of beginning-of-year         $     137     $     128      $       5    $        5
Actual return on plan assets                      17            17              -             -
Company and participant contributions              -             -              4             4
Benefits paid                                     (9)           (8)            (4)           (4)
                                           -----------   -----------    -----------  ------------
    Fair value as of end-of-year                 145           137              5             5
                                           -----------   -----------    -----------  ------------

CHANGE IN BENEFIT OBLIGATION
Balance as of beginning-of-year                  121           116             21            21
Interest cost                                      5             6              1             1
Company and participant contributions              -             -              1             1
Actuarial (gains) losses                           9             7             (2)            1
Benefits paid                                     (9)           (8)            (4)           (3)
                                           -----------   -----------    -----------  ------------
    Balance as of end-of-year                    126           121             17            21
                                           -----------   -----------    -----------  ------------
      Funded status of the plans           $      19     $      16      $     (12)   $      (16)
                                           ===========   ===========    ===========  ============

AMOUNTS RECOGNIZED ON THE
    CONSOLIDATED BALANCE SHEETS
Other assets                               $      21     $      18      $       -    $        -
Other liabilities                                 (2)           (2)           (12)          (16)
                                           -----------   -----------    -----------  ------------
    Net amount recognized                  $      19     $      16      $     (12)   $      (16)
                                           ===========   ===========    ===========  ============

AMOUNTS RECOGNIZED IN
    ACCUMULATED OCI, NET OF TAX
Net (gain) loss                            $      13      $     14      $      (1)   $        -
Prior service credit                               -             -              -             -
                                           -----------   -----------    -----------  ------------
    Net amount recognized                  $      13      $     14      $      (1)   $        -
                                           ===========   ===========    ===========  ============

RATE OF INCREASE IN COMPENSATION
Retiree Life Insurance Plan                     N/A            N/A          4.00 %       4.00 %
All other plans                                 N/A            N/A             N/A          N/A

WEIGHTED-AVERAGE ASSUMPTIONS
Benefit obligations:
    Weighted-average discount rate           3.93 %         4.25 %          4.03 %       4.25 %
    Expected return on plan assets           6.50 %         8.00 %          6.50 %       6.50 %
Net periodic benefit cost:
    Weighted-average discount rate           4.25 %         5.25 %          4.25 %       5.00 %
    Expected return on plan assets           6.50 %         8.00 %          6.50 %       6.50 %

Consistent with our benefit plans' year end, we use December 31 as the measurement date.

The discount rate was determined based on a corporate yield curve as of December 31, 2012, and projected benefit obligation cash flows for the pension plans. We reevaluate this assumption each plan year. For 2013, our discount rate for the pension plans will be 3.93%.

The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans' target allocation. We reevaluate this assumption each plan year. For 2013, our expected return on plan assets is 6.50% for the plans.

The calculation of the accumulated other postretirement benefit obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) as follows:


                                                                       AS OF OR FOR THE
                                                                    YEARS ENDED DECEMBER 31,
                                                            ----------- -- ---------- -- -----------
                                                              2012           2011          2010
                                                            -----------    ----------    -----------
Pre-65 health care cost trend rate                            8.00 %         8.50 %        9.50 %
Post-65 health care cost trend rate                           8.00 %         8.50 %        9.50 %
Ultimate trend rate                                           4.50 %         4.50 %        5.00 %
Year that the rate reaches the ultimate trend rate             2020           2021          2020


We expect the health care cost trend rate for 2013 to be 8.00% for both the pre-65 and the post-65 population. A one-percentage point increase in assumed health care cost trend rates would have increased the accumulated postretirement benefit obligation by less than $1 million and total service and interest cost components by less than $1 million. A one-percentage point decrease in assumed health care cost trend rates would have decreased the accumulated postretirement benefit obligation by less than $1 million and total service and interest cost components by less than $1 million.

Information for our pension plans with an accumulated benefit obligation in excess of plan assets (in millions) was as follows:

                                              AS OF DECEMBER 31,
                                           --------------------------
                                             2012           2011
                                           -----------    -----------
Accumulated benefit obligation             $       2      $       2
Projected benefit obligation                       2              2
Fair value of plan assets                          -              -

COMPONENTS OF NET PERIODIC BENEFIT COST

The components of net periodic benefit cost for our pension plans' and other postretirement plans' expense (recovery) (in millions) were as follows:

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------------------
                                                      PENSION BENEFITS                     OTHER POSTRETIREMENT BENEFITS
                                           ----------------------------------------    ---------------------------------------
                                             2012           2011          2010           2012          2011           2010
                                           -----------    ----------    -----------    ----------    -----------    ----------
Interest cost                              $       5      $      6      $       7      $      1      $       1      $      1
Expected return on plan assets                    (9)          (10)            (9)            -              -             -
Recognized net actuarial loss (gain)               1             2              2             -              -             -
                                           -----------    ----------    -----------    ----------    -----------    ----------
    Net periodic benefit expense           $      (3)     $     (2)     $       -      $      1      $       1      $      1
    (recovery)                             ===========    ==========    ===========    ==========    ===========    ==========


We expect our 2013 pension plans' income to be approximately $3 million.

For 2013, the estimated amount of amortization from accumulated OCI into net periodic benefit expense related to net actuarial loss or gain is expected to be a $1 million loss for our pension plans and a less than $1 million gain for our other postretirement plans.

PLAN ASSETS

Our pension plans' asset target allocations by asset category based on estimated fair values were as follows:


                                             2012           2011
                                           -----------    -----------
Fixed maturity securities                       80 %        80 %
Common stock:
    Domestic equity                             14 %        14 %
    International equity                         6 %         6 %




The investment objectives for the assets related to our pension plans are to:

o Maintain sufficient liquidity to pay obligations of the plans as they come due;
o Minimize the effect of a single investment loss and large losses to the plans through prudent risk/reward diversification consistent with sound fiduciary standards;
o  Maintain an appropriate asset allocation policy;
o Earn a return commensurate with the level of risk assumed through the asset allocation policy; and
o  Control costs of administering and managing the plans' investment operations.

Investments can be made in various asset classes and styles, including, but not limited to: domestic and international equity, fixed income securities, derivatives and other asset classes the investment managers deem prudent. Our plans follow a strategic asset allocation policy that strives to systemically increase the percentage of assets in liability-matching fixed income investments as funding levels increase.

We currently target asset weightings as follows: domestic equity allocations (14%) are split into large cap (10%), small cap (2%) and hedge funds (2%). Fixed maturity securities represent core fixed income investments. The performance of the pension trust assets is monitored on a quarterly basis relative to the plans' objectives.

Our qualified pension plans' assets have been combined into a master retirement trust where a variety of qualified managers, including manager of managers, are expected to have returns that exceed the median of similar funds over three-year periods, above an appropriate index over five-year periods and meet real return standards over ten-year periods. Managers are monitored for adherence to approved investment policy guidelines and managers not meeting these criteria are subject to additional due diligence review, corrective action or possible termination.

FAIR VALUE OF PLAN ASSETS

See "Fair Value Measurement" in Note 1 for discussion of how we categorize our pension plans' assets into the three-level fair value hierarchy. See "Financial Instruments Carried at Fair Value" in Note 21 for a summary of our fair value measurements of our pension plans' assets by the three-level fair value hierarchy.

The following summarizes our fair value measurements of benefit plans' assets (in millions) on a recurring basis by asset category:



                                                            AS OF DECEMBER 31,
                                           ------------------------------------------------------
                                              2012          2011           2012          2011
                                           -----------    -----------   -----------    ----------
                                                                                 OTHER
                                                 PENSION PLANS          POSTRETIREMENT BENEFITS
                                           --------------------------   -------------------------
Fixed maturity securities:
    Corporate bonds                        $      48      $      53     $       -      $      -
    U.S. government bonds                         26             16             -             -
    Foreign government bonds                       2              3             -             -
    RMBS                                           -              -             -             -
    CMBS                                           -              1             -             -
    CDOs                                           -              -             -             -
Common stock                                      66             61             -             -
Cash and invested cash                             3              3             5             5
                                           -----------    -----------   -----------    ----------
        Total                              $     145      $     137     $       5      $      5
                                           ===========    ===========   ===========    ==========

VALUATION METHODOLOGIES AND ASSOCIATED INPUTS FOR PENSION PLANS' ASSETS

The fair value measurements of our pension plans' assets are based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the security, and the valuation methodology is consistently applied to measure the security's fair value. The fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations or pricing matrices. Both observable and unobservable inputs are used in the valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. In order to validate the pricing information and broker-dealer quotes, procedures are employed, where possible, that include comparisons with similar observable positions, comparisons with subsequent sales, discussions with brokers and observations of general market movements for those security classes. For those securities trading in less liquid or illiquid markets with limited or no pricing information, unobservable inputs are used in order to measure the fair value of these securities. In cases where this information is not available, such as for privately placed securities, fair value is estimated using an internal pricing matrix. This matrix relies on judgment concerning the discount rate used in calculating expected future cash flows, credit quality, industry sector performance and expected maturity.

Prices received from third parties are not adjusted; however, the third-party pricing services' valuation methodologies and related inputs are evaluated and additional evaluation is performed to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to the valuation methodologies are based on general standard inputs. The standard inputs used in order of priority are benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all securities on any given day.

Cash and invested cash is carried at cost, which approximates fair value. This category includes highly liquid debt instruments purchased with a maturity of three months or less. Due to the nature of these assets, we believe these assets should be classified as Level 2.

PLAN CASH FLOWS

It is our practice to make contributions to the qualified pension plans to comply with minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended and with guidance issued there under. In accordance with such practice, no contributions were required for the years ended December 31, 2012 or 2011. Based on our calculations, we do not expect to be required to make any contributions to our qualified pension plans in 2013 under applicable pension law.

For our nonqualified pension plans, we fund the benefits as they become due to retirees. The amount expected to be contributed to the nonqualified pension plans during 2013 is less than $1 million.

We expect the following benefit payments (in millions):


                                             DEFINED          OTHER
                                             BENEFIT          POST-
                                             PENSION        RETIREMENT
                                              PLANS           PLANS
                                           -------------    ----------
2013                                       $        10    $        2
2014                                                10             2
2015                                                10             2
2016                                                 9             1
2017                                                 9             1
Following five years thereafter                     41             6

18. DEFINED CONTRIBUTION AND DEFERRED COMPENSATION PLANS

DEFINED CONTRIBUTION PLANS

LNC and we sponsor defined contribution plans, which include money purchase plans, for eligible employees and agents. LNC and we make contributions and matching contributions to each of the active plans in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. For the years ended December 31, 2012, 2011 and 2010, expenses (income) for these plans were $68 million, $65 million and $60 million, respectively.

DEFERRED COMPENSATION PLANS

LNC and we sponsor six separate non-qualified, unfunded, deferred compensation plans for employees, agents and non-employee directors.

The results for certain investment options within the plans are hedged by total return swaps. Participants' account values change due primarily to investment earnings driven by market fluctuations. Our expenses increase or decrease in direct proportion to the change in market value of the participants' investment options. Participants are able to select our stock as an investment option; however, it is not hedged by the total return swaps and is a primary source of expense volatility related to these plans. For further discussion of total return swaps related to our deferred compensation plans, see Note 6.

Information (in millions) with respect to these plans was as follows:


                                                                                          AS OF DECEMBER 31,
                                                                                       -------------------------
                                                                                         2012          2011
                                                                                       -----------   -----------
Total liabilities(1)                                                                   $     335     $     304
Investments held to fund liabilities(2)                                                      146           133


(1) Reported in other liabilities on our Consolidated Balance Sheets.
(2) Reported in other assets on our Consolidated Balance Sheets.


DEFERRED COMPENSATION PLAN FOR EMPLOYEES

Participants may elect to defer a portion of their compensation as defined by the plan. Participants may select from prescribed "phantom" investment options that are used as measures for calculating the returns that are notionally credited to their accounts. Under the terms of the plan, we agree to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. We make matching contributions based upon amounts placed into the plan by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amounts of our contributions are calculated in accordance with the plan document. Expenses (income) (in millions) for this plan were as follows:


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Employer matching contributions                                                        $       7     $       6      $       6
Increase (decrease) in measurement of liabilities, net of total return swap                   11             1              1
                                                                                       -----------   -----------    -----------
    Total plan expenses (income)                                                       $      18     $       7      $       7
                                                                                       ===========   ===========    ===========

DEFERRED COMPENSATION PLANS FOR AGENTS

We sponsor three deferred compensation plans for certain eligible agents. Participants may elect to defer a portion of their compensation as defined by the respective plan. Participants may select from prescribed "phantom" investment options that are used as measures for calculating the returns that are notionally credited to their accounts. Under the terms of these plans, we agree to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. We make matching contributions based upon amounts placed into the plans by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amounts of our contributions are calculated in accordance with the plans' documents. Expenses (income) (in millions) for these plans were as follows:


                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Employer matching contributions                                                        $       1     $       1      $       3
Increase (decrease) in measurement of liabilities, net of total return swap                    5             -              3
                                                                                       -----------   -----------    -----------
    Total plan expenses (income)                                                       $       6     $       1      $       6
                                                                                       ===========   ===========    ===========

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Non-employee directors may defer a portion of their annual retainers, and we credit deferred stock units annually to their accounts. The prescribed "phantom" investment options are identical to those offered in the employees' deferred compensation plan. For the years ended December 31, 2012, 2011 and 2010, expenses (income) for this plan were $2 million, less than ($1) million and $2 million, respectively.

DEFERRED COMPENSATION PLAN FOR FORMER JP AGENTS

Eligible former agents of Jefferson-Pilot Corporation may participate in this deferred compensation plan. Participants may elect to defer commissions and bonuses and specify where this deferred compensation will be invested in selected notional mutual funds. Participants may not receive the returns on these funds until attaining a specified age or in the event of a significant lifestyle change. The funded amount is rebalanced to match the funds that have been elected under the deferred compensation plan. The plan obligation increases with contributions, deferrals and investment gains, and decreases with withdrawals and investment losses. The plan assets increase with investment gains and decrease with investment losses and payouts of benefits. For the years ended December 31, 2012, 2011 and 2010, expenses (income) for this plan were $3 million, $4 million and $2 million, respectively.

19. STOCK-BASED INCENTIVE COMPENSATION PLANS

Our employees and agents are included in LNC's various incentive plans that provide for the issuance of stock options, performance shares
(performance-vested shares as opposed to time-vested shares), SARs, restricted stock units and restricted stock awards ("nonvested stock"). LNC issues new shares to satisfy option exercises.

Total compensation expense (in millions) for all of our stock-based incentive compensation plans was as follows:


                                              FOR THE YEARS ENDED DECEMBER 31,
                                           ----------------------------------------
                                             2012           2011          2010
                                           -----------    -----------   -----------
Stock options                              $       8      $       8     $       5
Performance shares                                 5              2            (1)
SARs                                               1              -             -
RSUs and nonvested stock                          17             12            11
                                           -----------    -----------   -----------
    Total                                  $      31      $      22     $      15
                                           ===========    ===========   ===========

Recognized tax benefit                     $      11      $       8     $       5
                                           ===========    ===========   ===========

20.  STATUTORY INFORMATION AND RESTRICTIONS

We prepare financial statements in accordance with statutory accounting principles ("SAP") prescribed or permitted by the insurance departments of our states of domicile, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

We are subject to the applicable laws and regulations of our states of domicile. Changes in these laws and regulations could change capital levels or capital requirements for the Company.

Statutory capital and surplus, net gain (loss) from operations, after-tax, net income (loss) and dividends to LNC amounts (in millions) below consists of all or a combination of the following entities: LNL, Lincoln Reinsurance Company of South Carolina, Lincoln Reinsurance Company of South Carolina II, Lincoln Life & Annuity Company of New York ("LLANY"), Lincoln Reinsurance Company of Vermont I, Lincoln Reinsurance Company of Vermont II, Lincoln Reinsurance Company of Vermont III and Lincoln Reinsurance Company of Vermont IV.


                                                                            AS OF DECEMBER 31,
                                                                         -------------------------
                                                                           2012          2011
                                                                         ----------    -----------
Capital and surplus                                                      $    6,457    $   7,054

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                         ---------------------------------------
                                                                           2012          2011          2010
                                                                         ----------    -----------   -----------
Net gain (loss) from operations, after-tax                               $    649      $     291     $     553
Net income (loss)                                                             600            104           430
Dividends to LNC                                                              605            800           684


The increase in statutory net income (loss) for the year ended December 31, 2012, from that of 2011, was primarily due to a decrease in realized losses in invested assets, an increase in favorable tax items over prior year and favorable reserve development in variable annuities due to improvements in the equity market and less volatility in the forward interest rates.

The decrease in statutory net income (loss) for the year ended December 31, 2011, from that of 2010, was primarily due to increased realized losses in invested assets, an increase in reserves on UL secondary guarantee products and prior year favorable tax items that did not repeat in 2011.

Our states of domicile, Indiana for LNL and New York for LLANY, have adopted certain prescribed accounting practices that differ from those found in NAIC SAP. These prescribed practices are the use of continuous Commissioners Annuity Reserve Valuation Method ("CARVM") in the calculation of reserves as prescribed by the state of New York, the calculation of reserves on universal life policies based on the Indiana universal life method as prescribed by the state of Indiana for policies issued before January 1, 2006 and the use of a more conservative valuation interest rate on certain annuities prescribed by the states of Indiana and New York. The Vermont insurance subsidiaries also have an accounting practice permitted by the state of Vermont that differs from that found in NAIC SAP. Specifically, it is accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation ("XXX") additional statutory reserves as an admitted asset and a form of surplus as of December 31, 2012 and 2011.

The favorable (unfavorable) effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:


                                                                            AS OF DECEMBER 31,
                                                                         -------------------------
                                                                           2012          2011
                                                                         ----------    -----------
Calculation of reserves using the Indiana universal life method          $    249      $     270
Calculation of reserves using continuous CARVM                                 (2)            (2)
Conservative valuation rate on certain annuities                              (26)           (20)
Lesser of LOC and XXX additional reserve as surplus                         2,483          1,731

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, LNL may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer's contract holders' surplus, as shown on its last annual statement on file with the Commissioner or the insurer's statutory net gain from operations for the previous 12 months, but in no event to exceed statutory unassigned surplus. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. We expect that we could pay dividends of approximately $643 million in 2013 without prior approval from the respective state commissioner.

All payments of principal and interest on the surplus notes must be approved by the respective Commissioner of Insurance.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:


                                                                        AS OF DECEMBER 31, 2012      AS OF DECEMBER 31, 2011
                                                                        -------------------------    -------------------------
                                                                         CARRYING        FAIR         CARRYING        FAIR
                                                                          VALUE          VALUE         VALUE          VALUE
                                                                        -----------    ----------    -----------    ----------
ASSETS
AFS securities:
    Fixed maturity securities                                           $  80,254      $ 80,254      $  73,607      $ 73,607
    VIEs' fixed maturity securities                                           708           708            700           700
    Equity securities                                                         157           157            139           139
Trading securities                                                          2,437         2,437          2,538         2,538
Mortgage loans on real estate                                               6,792         7,446          6,589         7,233
Derivative investments                                                      2,263         2,263          2,846         2,846
Other investments                                                           1,089         1,089          1,059         1,059
Cash and invested cash                                                      3,278         3,278          3,844         3,844
Separate account assets                                                    95,373        95,373         83,477        83,477

LIABILITIES
Future contract benefits:
    Indexed annuity contracts embedded derivatives                           (732)         (732)          (399)         (399)
    GLB reserves embedded derivatives                                        (909)         (909)        (2,217)       (2,217)
Other contract holder funds:
    Remaining guaranteed interest and similar contracts                      (867)         (867)        (1,114)       (1,114)
    Account values of certain investment contracts                        (28,480)      (32,620)       (27,403)      (30,739)
Short-term debt                                                               (32)          (32)           (10)          (10)
Long-term debt                                                             (1,925)       (1,972)        (2,429)       (2,466)
Reinsurance related embedded derivatives                                     (184)         (184)           (12)          (12)
VIEs' liabilities - derivative instruments                                   (128)         (128)          (291)         (291)
Other liabilities:
    Credit default swaps                                                      (11)          (11)           (16)          (16)

BENEFIT PLANS' ASSETS(1)                                                      150           150            142           142


(1) Included in the funded statuses of the benefit plans, which is reported in other liabilities on our Consolidated Balance Sheets. Refer to Note 17 for additional detail.

VALUATION METHODOLOGIES AND ASSOCIATED INPUTS FOR FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

MORTGAGE LOANS ON REAL ESTATE

The fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent. The inputs used to measure the fair value of our mortgage loans on real estate are classified as Level 2 within the fair value hierarchy.


OTHER INVESTMENTS

The carrying value of our assets classified as other investments approximates fair value. Other investments include LPs and other privately held investments that are accounted for using the equity method of accounting and the carrying value is based on our proportional share of the net assets of the LPs. The inputs used to measure the fair value of our other investments are classified as Level 3 within the fair value hierarchy.

OTHER CONTRACT HOLDER FUNDS

Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of December 31, 2012 and 2011, the remaining guaranteed interest and similar contracts carrying value approximated fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date. The inputs used to measure the fair value of our other contract holder funds are classified as Level 3 within the fair value hierarchy.

SHORT-TERM AND LONG-TERM DEBT

The fair value of long-term debt is based on quoted market prices. For short-term debt, excluding current maturities of long-term debt, the carrying value approximates fair value. The inputs used to measure the fair value of our short-term and long-term debt are classified as Level 2 within the fair value hierarchy.

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2012 or 2011, and we noted no changes in our valuation methodologies between these periods.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels described above:


                                                                                      AS OF DECEMBER 31, 2012
                                                                      --------------------------------------------------------
                                                                         QUOTED
                                                                         PRICES
                                                                       IN ACTIVE
                                                                      MARKETS FOR     SIGNIFICANT   SIGNIFICANT
                                                                       IDENTICAL     OBSERVABLE    UNOBSERVABLE      TOTAL
                                                                         ASSETS        INPUTS         INPUTS          FAIR
                                                                       (LEVEL 1)      (LEVEL 2)     (LEVEL 3)        VALUE
                                                                      ------------   ------------  -------------   -----------
ASSETS
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                                                  $      65      $ 64,654      $   2,065      $  66,784
      U.S. government bonds                                                  362            30              1            393
      Foreign government bonds                                                 -           594             46            640
      RMBS                                                                     -         5,880              3          5,883
      CMBS                                                                     -           928             27            955
      CDOs                                                                     -            26            154            180
      State and municipal bonds                                                -         4,211             32          4,243
      Hybrid and redeemable preferred securities                              30         1,030            116          1,176
    VIEs' fixed maturity securities                                          110           598              -            708
    Equity AFS securities                                                     44            26             87            157
    Trading securities                                                         2         2,379             56          2,437
    Derivative investments                                                     -           347          1,916          2,263
Cash and invested cash                                                         -         3,278              -          3,278
Separate account assets                                                    1,519        93,854              -         95,373
                                                                      ------------   ------------  -------------   -----------
        Total assets                                                   $   2,132      $177,835      $   4,503      $  184,470
                                                                      ============   ============  =============   ===========

LIABILITIES
Future contract benefits:
    Indexed annuity contracts embedded derivatives                     $       -      $      -      $    (732)     $    (732)
    GLB reserves embedded derivatives                                          -             -           (909)          (909)
Reinsurance related embedded derivatives                                       -          (184)             -           (184)
VIEs' liabilities - derivative instruments                                     -             -           (128)          (128)
Other liabilities:
    Credit default swaps                                                       -             -            (11)           (11)
                                                                      ------------   ------------  -------------   -----------
        Total liabilities                                              $       -      $   (184)     $  (1,780)     $  (1,964)
                                                                      ============   ============  =============   ===========

BENEFIT PLANS' ASSETS                                                  $      16      $    134      $       -      $     150
                                                                      ============   ============  =============   ===========


                                                                                      AS OF DECEMBER 31, 2011
                                                                     ---------------------------------------------------------
                                                                         QUOTED
                                                                         PRICES
                                                                       IN ACTIVE
                                                                      MARKETS FOR     SIGNIFICANT   SIGNIFICANT
                                                                       IDENTICAL     OBSERVABLE    UNOBSERVABLE      TOTAL
                                                                         ASSETS        INPUTS         INPUTS          FAIR
                                                                       (LEVEL 1)      (LEVEL 2)     (LEVEL 3)        VALUE
                                                                     -------------   ------------  -------------   -----------
ASSETS
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                                                  $      61     $  55,603      $   2,423      $  58,087
      U.S. government bonds                                                  426            18              1            445
      Foreign government bonds                                                 -           621             97            718
      RMBS                                                                     -         7,506            158          7,664
      CMBS                                                                     -         1,498             31          1,529
      CDOs                                                                     -             -            101            101
      State and municipal bonds                                                -         3,943              -          3,943
      Hybrid and redeemable preferred securities                              15         1,006             99          1,120
    VIEs' fixed maturity securities                                          108           592              -            700
    Equity AFS securities                                                     37            46             56            139
    Trading securities                                                         2         2,469             67          2,538
    Derivative investments                                                     -           362          2,484          2,846
Cash and invested cash                                                         -         3,844              -          3,844
Separate account assets                                                    1,582        81,895              -         83,477
                                                                     -------------   ------------  -------------   -----------
        Total assets                                                   $   2,231     $ 159,403      $   5,517      $ 167,151
                                                                     =============   ============  =============   ===========

LIABILITIES
Future contract benefits:
    Indexed annuity contracts embedded derivatives                     $       -     $       -      $    (399)     $    (399)
    GLB reserves embedded derivatives                                          -             -         (2,217)        (2,217)
Reinsurance related embedded derivatives                                       -           (12)             -            (12)
VIEs' liabilities - derivative instruments                                     -             -           (291)          (291)
Other liabilities:
    Credit default swaps                                                       -             -            (16)           (16)
                                                                     -------------   ------------  -------------   -----------
        Total liabilities                                              $       -     $     (12)     $  (2,923)     $  (2,935)
                                                                     =============   ============  =============   ===========
BENEFIT PLANS' ASSETS                                                  $      14     $     128      $       -      $     142
                                                                     =============   ============  =============   ===========

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any effect of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.


                                                                  FOR THE YEAR ENDED DECEMBER 31, 2012
                                           ------------------------------------------------------------------------------------
                                                                                      PURCHASES,
                                                                          GAINS       ISSUANCES,     TRANSFERS
                                                            ITEMS        (LOSSES)       SALES,         IN OR
                                                          INCLUDED          IN        MATURITIES,       OUT
                                           BEGINNING         IN            OCI       SETTLEMENTS,        OF           ENDING
                                              FAIR           NET           AND          CALLS,        LEVEL 3,         FAIR
                                             VALUE         INCOME        OTHER(1)         NET          NET(2)         VALUE
                                           -----------    ----------    -----------  ------------    -----------    -----------
Investments:(3)
    Fixed maturity AFS securities:
      Corporate bonds                      $   2,423      $    (25)     $      35      $    274      $    (642)     $   2,065
      U.S. government bonds                        1             -              -             -              -              1
      Foreign government bonds                    97             -              -            (5)           (46)            46
      RMBS                                       158            (3)             3            (8)          (147)             3
      CMBS                                        31           (11)            16           (11)             2             27
      CDOs                                       101            (2)             8            61            (14)           154
      State and municipal bonds                    -             -              -            32              -             32
      Hybrid and redeemable
        preferred securities                      99            (1)            23             -             (5)           116
    Equity AFS securities                         56            (8)            13            26              -             87
    Trading securities                            67             3              4            (2)           (16)            56
    Derivative investments                     2,484          (823)            73           182              -          1,916
Future contract benefits:(4)
    Indexed annuity contracts embedded
      derivatives                               (399)         (136)             -          (197)             -           (732)
    GLB reserves embedded derivatives         (2,217)        1,308              -             -              -           (909)
VIEs' liabilities - derivative
    instruments(5)                              (291)          163              -             -              -           (128)
Other liabilities:
    Credit default swaps(6)                      (16)            5              -             -              -            (11)
                                           -----------    ----------    -----------  ------------    -----------    -----------
          Total, net                       $   2,594      $    470      $     175      $    352      $    (868)     $   2,723
                                           ===========    ==========    ===========  ============    ===========    ===========


                                                                  FOR THE YEAR ENDED DECEMBER 31, 2011
                                           ------------------------------------------------------------------------------------
                                                                                      PURCHASES,
                                                                          GAINS       ISSUANCES,     TRANSFERS
                                                            ITEMS        (LOSSES)       SALES,         IN OR
                                                          INCLUDED          IN        MATURITIES,       OUT
                                           BEGINNING         IN            OCI       SETTLEMENTS,        OF           ENDING
                                              FAIR           NET           AND          CALLS,        LEVEL 3,         FAIR
                                             VALUE         INCOME        OTHER(1)         NET          NET(2)         VALUE
                                           -----------    ----------    -----------  ------------    -----------    -----------
Investments:(3)
    Fixed maturity AFS securities:
      Corporate bonds                      $   2,353      $      3      $      42      $   (134)     $     159      $   2,423
      U.S. government bonds                        2             -              -            (1)             -              1
      Foreign government bonds                   113             -              4            (3)           (17)            97
      RMBS                                       119            (3)             6            36              -            158
      CMBS                                       102           (62)            61           (74)             4             31
      CDOs                                       171            19            (17)          (72)             -            101
      Hybrid and redeemable
        preferred securities                     114            (1)            (5)           (7)            (2)            99
    Equity AFS securities                         91             8            (12)            3            (34)            56
    Trading securities                            74             3              1            (7)            (4)            67
    Derivative investments                     1,494           495            383           112              -          2,484
Future contract benefits:(4)
    Indexed annuity contracts embedded
      derivatives                               (497)            5              -            93              -           (399)
    GLB reserves embedded derivatives           (408)       (1,809)             -             -              -         (2,217)
VIEs' liabilities - derivative
      instruments(5)                            (209)          (82)             -             -              -           (291)
Other liabilities:
    Credit default swaps(6)                      (16)           (6)             -             6              -            (16)
                                           -----------    ----------    -----------  ------------    -----------    -----------
          Total, net                       $   3,503      $ (1,430)     $     463      $    (48)     $     106      $   2,594
                                           ===========    ==========    ===========  ============    ===========    ===========

Benefit plans' assets(7)                   $       6      $      -      $       -      $     (6)     $       -      $       -
                                           ===========    ==========    ===========  ============    ===========    ===========



                                                                  FOR THE YEAR ENDED DECEMBER 31, 2010
                                           ------------------------------------------------------------------------------------
                                                                                      PURCHASES,
                                                                          GAINS       ISSUANCES,     TRANSFERS
                                                            ITEMS        (LOSSES)       SALES,         IN OR
                                                          INCLUDED          IN        MATURITIES,       OUT
                                           BEGINNING         IN            OCI       SETTLEMENTS,        OF           ENDING
                                              FAIR           NET           AND          CALLS,        LEVEL 3,         FAIR
                                             VALUE         INCOME        OTHER(1)         NET          NET(2)         VALUE
                                           -----------    ----------    -----------  ------------    -----------    -----------
Investments:(3)
    Fixed maturity AFS securities:
      Corporate bonds                      $   2,117      $    (42)     $      53      $    279      $     (54)     $   2,353
      U.S. government bonds                        3             -              -            (4)             3              2
      Foreign government bonds                    92             -              8            (4)            17            113
      RMBS                                       135            (5)            10           (17)            (4)           119
      CMBS                                       252           (47)            84           (72)          (115)           102
      CDOs                                       153             1             30           (13)             -            171
      CLNs                                       322             -            278             -           (600)             -
      Hybrid and redeemable
        preferred securities                     150             2            (23)          (15)             -            114
    Equity AFS securities                         88             -              8            (5)             -             91
    Trading securities                            90             2            (10)           (7)            (1)            74
    Derivative investments                     1,238          (166)             7           415              -          1,494
Future contract benefits:(4)
    Indexed annuity contracts embedded
      derivatives                               (419)          (81)             -             3              -           (497)
    GLB reserves embedded derivatives           (676)          268              -             -              -           (408)
VIEs' liabilities - derivative
      instruments(5)                               -            16              -             -           (225)          (209)
Other liabilities:
    Credit default swaps(6)                      (65)            7              -            42              -            (16)
                                           -----------    ----------    -----------  ------------    -----------    -----------
          Total, net                       $   3,480      $    (45)     $     445      $    602      $    (979)     $   3,503
                                           ===========    ==========    ===========  ============    ===========    ===========

Benefit plans' assets (7)                  $       -      $      -      $       -      $      6      $       -      $       6
                                           ===========    ==========    ===========  ============    ===========    ===========


(1) The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments (see Note 6).
(2) Transfers in or out of Level 3 for AFS and trading securities are displayed at amortized cost as of the beginning-of-year. For AFS and trading securities, the difference between beginning-of-year amortized cost and beginning-of-year fair value was included in OCI and earnings, respectively, in prior years.
(3) Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Comprehensive Income
    (Loss). Gains (losses) from sales, maturities, settlements and calls and OTTI are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).
(4) Gains (losses) from sales, maturities, settlements and calls are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income
    (Loss).
(5) The changes in fair value of the credit default swaps and contingency forwards are included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).
(6) Gains (losses) from sales, maturities, settlements and calls are included in net investment income on our Consolidated Statements of Comprehensive Income
    (Loss).
(7) The expected return on plan assets is reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the items included in issuances, sales, maturities, settlements, calls, net, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits (in millions) as reported above:

                                                                  FOR THE YEAR ENDED DECEMBER 31, 2012
                                           ------------------------------------------------------------------------------------
                                           ISSUANCES        SALES       MATURITIES    SETTLEMENTS      CALLS          TOTAL
                                           -----------    ----------    -----------   -----------    -----------    -----------
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                      $     363      $    (26)     $      (6)     $    (51)     $      (6)     $     274
      Foreign government bonds                     -             -             (5)            -              -             (5)
      RMBS                                         -             -             (6)           (2)             -             (8)
      CMBS                                         -             -              -           (11)             -            (11)
      CDOs                                        72             -              -           (11)             -             61
      State and municipal bonds                   32             -              -             -              -             32
    Equity AFS securities                         26             -              -             -              -             26
    Trading securities                             -             -              -            (2)             -             (2)
    Derivative investments                       454           (34)          (238)            -              -            182
Future contract benefits:
    Indexed annuity contracts embedded
      derivatives                                (99)            -              -           (98)             -           (197)
                                           -----------    ----------    -----------   -----------    -----------    -----------
          Total, net                       $     848      $    (60)     $    (255)     $   (175)     $      (6)     $     352
                                           ===========    ==========    ===========   ===========    ===========    ===========


                                                                  FOR THE YEAR ENDED DECEMBER 31, 2011
                                           ------------------------------------------------------------------------------------
                                           ISSUANCES        SALES       MATURITIES    SETTLEMENTS      CALLS          TOTAL
                                           -----------    ----------    -----------   -----------    -----------    -----------
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                      $     237      $   (216)     $     (15)     $    (51)     $     (89)     $    (134)
      U.S. government bonds                        -             -              -            (1)             -             (1)
      Foreign government bonds                     -            (3)             -             -              -             (3)
      RMBS                                        51             -              -           (15)             -             36
      CMBS                                         -           (50)             -           (24)             -            (74)
      CDOs                                         -           (33)             -           (39)             -            (72)
      Hybrid and redeemable preferred
        securities                                 9           (16)             -             -              -             (7)
    Equity AFS securities                         19           (16)             -             -              -              3
    Trading securities                             -            (2)             -            (5)             -             (7)
    Derivative investments                       396            (7)          (277)            -              -            112
Future contract benefits:
    Indexed annuity contracts embedded
      derivatives                                (59)            -              -           152              -             93
Other liabilities:
    Credit default swaps                           -             6              -             -              -              6
                                           -----------    ----------    -----------   -----------    -----------    -----------
          Total, net                       $     653      $   (337)     $    (292)     $     17      $     (89)     $     (48)
                                           ===========    ==========    ===========    ==========    ===========    ===========

Benefit plans' assets                      $       -      $     (3)     $      (3)     $      -      $       -      $      (6)
                                           ===========    ==========    ===========    ==========    ===========    ===========

The following summarizes changes in unrealized gains (losses) included in net income, excluding any effect of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):


                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------------
                                                                        2012           2011          2010
                                                                      -----------    ----------    -----------
Investments:(1)
    Derivative investments                                            $    (823)     $    472      $    (163)
Future contract benefits:(1)
    Indexed annuity contracts embedded derivatives                          (10)           (1)            44
    GLB reserves embedded derivatives                                     1,472        (1,615)           419
VIEs' liabilities - derivative instruments(1)                               163           (82)            16
Other liabilities:
    Credit default swaps(2)                                                   6            (8)           (12)
                                                                      -----------    ----------    -----------
      Total, net                                                      $     808      $ (1,234)     $     304
                                                                      ===========    ==========    ===========


(1) Included in realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).
(2) Included in net investment income on our Consolidated Statements of Comprehensive Income (Loss).

The following provides the components of the transfers in and out of Level 3 (in millions) as reported above:


                                                                         FOR THE YEAR ENDED DECEMBER 31, 2012
                                                                        ----------------------------------------
                                                                        TRANSFERS      TRANSFERS
                                                                          IN TO         OUT OF
                                                                         LEVEL 3        LEVEL 3        TOTAL
                                                                        -----------    ----------    -----------
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                                                   $      35      $   (677)     $    (642)
      Foreign government bonds                                                  -           (46)           (46)
      RMBS                                                                      -          (147)          (147)
      CMBS                                                                      5            (3)             2
      CDOs                                                                      6           (20)           (14)
      Hybrid and redeemable preferred securities                               35           (40)            (5)
    Trading securities                                                          2           (18)           (16)
                                                                        -----------    ----------    -----------
        Total, net                                                      $      83      $   (951)     $    (868)
                                                                        ===========    ==========    ===========


                                                                         FOR THE YEAR ENDED DECEMBER 31, 2011
                                                                        ----------------------------------------
                                                                        TRANSFERS      TRANSFERS
                                                                          IN TO         OUT OF
                                                                         LEVEL 3        LEVEL 3        TOTAL
                                                                        -----------    ----------    -----------
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                                                   $     246      $    (87)     $     159
      Foreign government bonds                                                  -           (17)           (17)
      CMBS                                                                      4             -              4
      Hybrid and redeemable preferred securities                               18           (20)            (2)
    Equity AFS securities                                                       1           (35)           (34)
    Trading securities                                                          1            (5)            (4)
                                                                        -----------    ----------    -----------
        Total, net                                                      $     270      $   (164)     $     106
                                                                        ===========    ==========    ===========


                                                                         FOR THE YEAR ENDED DECEMBER 31, 2010
                                                                        ----------------------------------------
                                                                        TRANSFERS      TRANSFERS
                                                                          IN TO         OUT OF
                                                                         LEVEL 3        LEVEL 3        TOTAL
                                                                        -----------    ----------    -----------
Investments:
    Fixed maturity AFS securities:
      Corporate bonds                                                   $     144      $   (198)     $     (54)
      U.S. government bonds                                                     3             -              3
      Foreign government bonds                                                 17             -             17
      RMBS                                                                      -            (4)            (4)
      CMBS                                                                      3          (118)          (115)
      CLNs                                                                      -          (600)          (600)
    Trading securities                                                          -            (1)            (1)
    VIEs' liabilities - derivative instruments                               (225)            -           (225)
                                                                        -----------    ----------    -----------
        Total, net                                                      $     (58)     $   (921)     $    (979)
                                                                        ===========    ==========    ===========


Transfers in and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors. For the years ended December 31, 2012, 2011 and 2010, our corporate bonds, RMBS and CMBS transfers in and out were attributable primarily to the securities' observable market information no longer being available or becoming available. For the year ended December 31, 2010, the CLNs transfers out of Level 3 and VIEs' liabilities - derivative instruments transfer into Level 3 were related to new accounting guidance that is discussed in Note 2. Transfers in and out of Levels 1 and 2 are generally the result of a change in the type of input used to measure the fair value of an asset or liability at the end of the reporting period. When quoted prices in active markets become available, transfers from Level 2 to Level 1 will result. When quoted prices in active markets become unavailable, but we are able to employ a valuation methodology using significant observable inputs, transfers from Level 1 to Level 2 will result. There were no significant transfers between Levels 1 and 2 of the fair value during 2012, 2011 and 2010.

The following summarizes the fair value (in millions), valuation techniques and significant unobservable inputs of the Level 3 fair value measurements as of December 31, 2012:



                                     FAIR              VALUATION                      SIGNIFICANT                  INPUT
                                     VALUE             TECHNIQUE                  UNOBSERVABLE INPUTS              RANGES
                                   ----------    -----------------------    --------------------------------   ---------------
ASSETS
Investments:
    Fixed maturity AFS and
      trading securities

        Corporate bonds            $    902      Discounted cash flow       Liquidity/duration adjustment(1)   1.7% - 13.5%
        Foreign government bonds         46      Discounted cash flow       Liquidity/duration adjustment(1)   2.3% - 5.3%
        Hybrid and redeemable
          preferred stock                21      Discounted cash flow       Liquidity/duration adjustment(1)   2.7% - 2.9%
    Equity AFS and trading
      securities                         24      Discounted cash flow       Liquidity/duration adjustment(1)   4.3% - 4.5%

LIABILITIES
Future contract benefits:
    Indexed annuity contracts
      embedded derivatives             (732)     Discounted cash flow       Lapse rate(2)                      1.0% - 15.0%(7)
                                                                            Mortality rate(5)
    GLB reserves embedded
      derivatives                      (858)     Monte Carlo simulation     Long-term lapse rate(2)            1.0% - 27.0%
                                                                            Utilization of guaranteed
                                                                             withdrawal(3)                     90.0% - 100.0%
                                                                            NPR(4)                             0.03% - 0.54%(7)
                                                                            Mortality rate(5)
                                                                            Volatility(6)                      1.0% - 35.0%

(1) The liquidity/duration adjustment input represents an estimated market participant composite of adjustments attributable to liquidity premiums, expected durations, structures and credit quality that would be applied to the market observable information of an investment.
(2) The lapse rate input represents the estimated probability of a contract surrendering during a year, and thereby forgoing any future benefits. The range for indexed annuity contracts represents the lapse rates during the surrender charge period.
(3) The utilization of guaranteed withdrawals input represents the estimated percentage of contract holders that utilize the guaranteed withdrawal feature.
(4) The NPR input represents the estimated additional credit spread that market participants would apply to the market observable discount rate when pricing a contract.
(5) The mortality rate input represents the estimated probability of when an individual belonging to a particular group, categorized according to age or some other factor such as gender, will die.
(6) The volatility input represents overall volatilities assumed for the underlying variable annuity funds, which include a mixture of equity and fixed income assets. Fair value of the variable annuity GLB embedded derivatives would increase if higher volatilities were used for valuation.
(7) Based on the "Annuity 2000 Mortality Table" developed by the Society of Actuaries Committee on Life Insurance Research that was adopted by the National Association of Insurance Commissioners in 1996 for our mortality input.

From the table above, we have excluded Level 3 fair value measurements obtained from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets and liabilities, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are non-binding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset or liability is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability. Significant increases or decreases in any of the quotes received from a third-party broker-dealer may result in a significantly higher or lower fair value measurement.

Changes in any of the significant inputs presented in the table above may result in a significant change in the fair value measurement of the asset or liability as follows:

o INVESTMENTS - An increase in the liquidity/duration adjustment input would result in a decrease in the fair value measurement.
o INDEXED ANNUITY CONTRACTS EMBEDDED DERIVATIVES - An increase in the lapse rate or mortality rate inputs would result in a decrease in the fair value measurement.
o GLB RESERVES EMBEDDED DERIVATIVES - An increase in our lapse rate, wait period, NPR or mortality rate inputs would result in a decrease in the fair value measurement. An increase in the percent of maximum withdrawal amount input would result in an increase in the fair value measurement.

For each category discussed above, the unobservable inputs are not inter-related; therefore, a directional change in one input will not affect the other inputs.

As part of our on-going valuation process, we assess the reasonableness of our valuation techniques or models and make adjustments as necessary. For more information, see "Summary of Significant Accounting Policies" above.

22. SEGMENT INFORMATION

We provide products and services and report results through our Annuities, Retirement Plan Services, Life Insurance and Group Protection segments. We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering fixed (including indexed), and variable annuities.

The Retirement Plan Services segment provides employer-sponsored defined benefit, and individual retirement accounts, as well as individual and group variable annuities, group fixed annuities and mutual-fund based programs in the retirement plan marketplace.

The Life Insurance segment focuses in the creation and protection of wealth through life insurance products, including term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs), indexed UL and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL insurance and bank-owned UL and VUL insurance products.

The Group Protection segment offers principally group non-medical insurance products, including term life, universal life, disability, dental, vision, accident and critical illness insurance to the employer market place through various forms of contributory and non-contributory plans. Its products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third-party administrators and other employee benefit firms.

Other Operations includes investments related to the excess capital in our insurance subsidiaries; investments in media properties and other corporate investments; benefit plan net liability; the unamortized deferred gain on indemnity reinsurance related to the sale of reinsurance; the results of certain disability income business; our run-off Institutional Pension business, the majority of which was sold on a group annuity basis; and debt costs.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

o Realized gains and losses associated with the following ("excluded realized gain (loss)"):
     - Sales or disposals of securities;
     - Impairments of securities;
     - Changes in the fair value of derivatives, embedded derivatives within certain reinsurance arrangements and our trading securities;
     - Changes in the fair value of the derivatives we own to hedge our GDB riders within our variable annuities;
     - Changes in the fair value of the embedded derivatives of our GLB riders accounted for at fair value, net of the change in the fair value of the derivatives we own to hedge them; and
     - Changes in the fair value of the embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for at fair value.
o Changes in reserves resulting from benefit ratio unlocking on our GDB and GLB riders;
o Income (loss) from reserve changes, net of related amortization, on business sold through reinsurance;
o   Gains (losses) on early extinguishment of debt;
o   Losses from the impairment of intangible assets;
o   Income (loss) from discontinued operations; and
o   Income (loss) from the initial adoption of new accounting standards.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

o   Excluded realized gain (loss);
o   Revenue adjustments from the initial adoption of new accounting standards;
o Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking; and
o Amortization of deferred gains arising from the reserve changes on business sold through reinsurance.

We use our prevailing corporate federal income tax rate of 35% while taking into account any permanent differences for events recognized differently in our financial statements and federal income tax returns when reconciling our non-GAAP measures to the most comparable GAAP measure. Operating revenues and income (loss) from operations do not replace revenues and net income as the GAAP measures of our consolidated results of operations.


Segment information (in millions) was as follows:


                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                          2012            2011           2010
                                                                        -----------    ------------    ----------
REVENUES
Operating revenues:
    Annuities                                                           $   2,713      $    2,588    $    2,415
    Retirement Plan Services                                                1,015             988           971
    Life Insurance                                                          4,817           4,347         4,160
    Group Protection                                                        2,090           1,938         1,831
    Other Operations                                                          411             449           470
Excluded realized gain (loss), pre-tax                                       (235)           (342)         (312)
Amortization of deferred gain arising from reserve changes on business
    sold through reinsurance, pre-tax                                           3               3             3
                                                                        -----------    ------------     ---------
      Total revenues                                                    $  10,814      $    9,971    $    9,538
                                                                        ===========    ============     =========



                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                          2012            2011           2010
                                                                        -----------    ------------    ----------
NET INCOME (LOSS)
Income (loss) from operations:
    Annuities                                                           $     608      $      549    $      450
    Retirement Plan Services                                                  131             146           143
    Life Insurance                                                            538             463           533
    Group Protection                                                           72              97            68
    Other Operations                                                          (39)            (28)            3
Excluded realized gain (loss), after-tax                                     (152)           (222)         (204)
Gain (loss) on early extinguishment of debt, after-tax                          -               -             -
Income (expense) from reserve changes (net of related
    amortization) on business sold through reinsurance, after-tax               2               2             2
Impairment of intangibles, after-tax                                            2            (744)            -
Benefit ratio unlocking, after-tax                                              -               -             -
                                                                        -----------    ------------     ---------
      Income (loss) from continuing operations, after-tax                   1,162             263           995
                                                                        -----------    ------------     ---------
        Net income (loss)                                               $   1,162      $      263    $      995
                                                                        ===========    ============     =========




                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                          2012           2011          2010
                                                                        -----------    ----------    -----------
NET INVESTMENT INCOME
Annuities                                                               $   1,058      $  1,091      $   1,107
Retirement Plan Services                                                      797           792            769
Life Insurance                                                              2,297         2,168          2,040
Group Protection                                                              161           152            141
Other Operations                                                              238           287            305
                                                                        -----------    ----------    -----------
    Total net investment income                                         $   4,551      $  4,490      $   4,362
                                                                        ===========    ==========    ===========


                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                          2012           2011          2010
                                                                        -----------    ----------    -----------
AMORTIZATION OF DAC AND VOBA, NET OF INTEREST
Annuities                                                               $     307      $    335      $     346
Retirement Plan Services                                                       42            33             53
Life Insurance                                                                609           416            431
Group Protection                                                               48            39             40
                                                                        -----------    ----------    -----------
    Total amortization of DAC and VOBA, net of interest                 $   1,006      $    823      $     870
                                                                        ===========    ==========    ===========

                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                          2012           2011          2010
                                                                        -----------    ----------    -----------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
Annuities                                                               $     117      $     92      $      83
Retirement Plan Services                                                       29            56             53
Life Insurance                                                                326           202            246
Group Protection                                                               38            52             37
Other Operations                                                              (82)          (13)            (6)
Excluded realized gain (loss)                                                 (83)         (120)          (109)
Reserve changes (net of related amortization)
    on business sold through reinsurance                                        1             1              1
Impairment of intangibles                                                      (2)            -              -
                                                                        -----------    ----------    -----------
      Total federal income tax expense (benefit)                        $     344      $    270      $     305
                                                                        ===========    ==========    ===========

                                                                                          AS OF DECEMBER 31,
                                                                                       -------------------------
                                                                                         2012          2011
                                                                                       ----------    -----------
ASSETS
Annuities                                                                              $ 107,872     $  99,010
Retirement Plan Services                                                                  30,654        28,633
Life Insurance                                                                            62,867        57,623
Group Protection                                                                           3,733         3,429
Other Operations                                                                          13,254        12,658
                                                                                       ----------    -----------
    Total assets                                                                       $ 218,380     $ 201,353
                                                                                       ==========    ===========

23. SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following summarizes our supplemental cash flow data (in millions):



                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                          2012           2011          2010
                                                                        -----------    ----------    -----------
Interest paid                                                           $     134      $     88      $      94
Income taxes paid (received)                                                  136           159           (345)
Significant non-cash investing and financing transactions:
    Reinsurance ceded:
      Carrying value of assets                                          $     367      $      -      $     188
      Carrying value of liabilities                                          (367)            -           (188)
                                                                        -----------    ----------    -----------
        Total reinsurance ceded                                         $       -      $      -      $       -
                                                                        ===========    ==========    ===========
    Reinsurance recaptured:
      Carrying value of assets                                          $     (34)     $    243      $     110
      Carrying value of liabilities                                           (84)         (441)          (115)
                                                                        -----------    ----------    -----------
        Total reinsurance recaptured                                    $    (118)     $   (198)     $      (5)
                                                                        ===========    ==========    ===========
    Reinsurance novated:
      Carrying value of assets                                          $       0      $      -      $       -
      Carrying value of liabilities                                           (26)            -              -
                                                                        -----------    ----------    -----------
        Total reinsurance novated                                       $     (26)     $      -      $       -
                                                                        ===========    ==========    ===========
    Capital contributions:
      Carrying value of assets (includes cash and invested cash)        $       -      $     10      $       -
      Carrying value of liabilities                                             -             -              -
                                                                        -----------    ----------    -----------
        Total capital contributions                                     $       -      $     10      $       -
                                                                        ===========    ==========    ===========

24. TRANSACTIONS WITH AFFILIATES

Transactions with affiliates (in millions) recorded on our consolidated financial statements were as follows:

                                                                                          AS OF DECEMBER 31,
                                                                                       -------------------------
                                                                                         2012          2011
                                                                                       -----------   -----------
Assets with affiliates:
    Corporate bonds(1)                                                                 $     100     $     100
    Ceded reinsurance contracts(2)                                                         2,887         3,318
    Ceded reinsurance contracts(3)                                                             9           340
    Cash management agreement investment(4)                                                  748           394
    Service agreement receivable(4)                                                           15             1

Liabilities with affiliates:
    Assumed reinsurance contracts(5)                                                         438           432
    Assumed reinsurance contracts(3)                                                         183           181
    Ceded reinsurance contracts(6)                                                         4,252         3,668
    Inter-company short-term debt(7)                                                          28            10
    Inter-company long-term debt(8)                                                        1,679         2,179

                                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                                       ----------------------------------------
                                                                                         2012          2011           2010
                                                                                       -----------   -----------    -----------
Revenues with affiliates:
    Premiums received on assumed (paid on ceded) reinsurance contracts(9)              $    (188)    $    (335)     $    (268)
    Fees for management of general account(10)                                               (92)            -              -

Benefits and expenses with affiliates:
    Reinsurance (recoveries) benefits on ceded reinsurance contracts(11)                    (433)       (1,181)          (638)
    Service agreement payments(12)                                                           114            75             58
    Interest expense on inter-company debt(13)                                               109           107             98


(1) Reported in fixed maturity AFS securities on our Consolidated Balance
    Sheets.

(2)  Reported in reinsurance recoverables on our Consolidated Balance Sheets.
(3) Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.
(4)  Reported in other assets on our Consolidated Balance Sheets.
(5)  Reported in future contract benefits on our Consolidated Balance Sheets.
(6) Reported in funds withheld reinsurance liabilities on our Consolidated Balance Sheets.
(7)  Reported in short-term debt on our Consolidated Balance Sheets.
(8)  Reported in long-term debt on our Consolidated Balance Sheets.
(9) Reported in insurance premiums on our Consolidated Statements of Comprehensive Income (Loss).
(10) Reported in net investment income on our Consolidated Statements of Comprehensive Income (Loss).
(11) Reported in benefits on our Consolidated Statements of Comprehensive Income
     (Loss).
(12) Reported in commissions and other expenses on our Consolidated Statements of Comprehensive Income (Loss).
(13) Reported in interest and debt expense on our Consolidated Statements of Comprehensive Income (Loss).

CORPORATE BONDS

LNC issues corporate bonds to us for a predetermined face value to be repaid by LNC at a predetermined maturity with a specified interest rate. We purchase these investments for our segmented portfolios that have yield, duration and other characteristics.

CASH MANAGEMENT AGREEMENT

In order to manage our capital more efficiently, we participate in an inter-company cash management program where LNC can lend to or borrow from us to meet short-term borrowing needs. The cash management program is essentially a series of demand loans, which are permitted under applicable insurance laws, among LNC and its affiliates that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs. The borrowing and lending limit is currently the lesser of 3% of our admitted assets and 25% of our surplus, in both cases, as of our most recent year end.

SERVICE AGREEMENT

In accordance with service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and also receive an allocation of corporate overhead from LNC. Corporate overhead expenses are allocated based on specific methodologies for each function. The majority of the expenses are allocated based on the following methodologies: investments by product, assets under management, weighted policies in force, headcount and sales.

FEES FOR MANAGEMENT OF GENERAL ACCOUNT

On January 4, 2010, LNC closed on a purchase and sale agreement pursuant to which all of the outstanding capital stock of Delaware Management Holdings, Inc. ("Delaware") was sold. In addition, we entered into investment advisory agreements with Delaware, pursuant to which Delaware will continue to manage the majority of our general account insurance assets.

Effective January 1, 2012, LNL entered into an Investment Advisory Agreement with Lincoln Investment Management Company ("LIMCO"), also a wholly-owned subsidiary of LNC. LIMCO provides investment advisory services to LNL and enters into sub-advisory agreements with other third-party investment advisers.


CEDED REINSURANCE CONTRACTS

As discussed in Note 9, we cede insurance contracts to and assume insurance contracts from affiliated companies. We cede certain guaranteed benefit risks (including certain GDB and GWB benefits) to LNBAR. As discussed in Note 3, we also cede the risks for no-lapse benefit guarantees under certain UL contracts to LNBAR.

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary of letters of credit aggregating $76 million and $71 million as of December 31, 2012 and 2011, respectively. The letters of credit are obtained by the affiliate reinsurer and issued by banks in order for the Company to recognize the reserve credit.

25. SUBSEQUENT EVENTS

On March 25, 2013, LNL paid a cash dividend in the amount of $150 million to LNC.

             LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2012

                                                                                                 MORTALITY &
                                                                                                  EXPENSE
                                                 CONTRACT                         CONTRACT       GUARANTEE
                                                 PURCHASES                      REDEMPTIONS       CHARGES
                                                DUE FROM THE                       DUE TO        PAYABLE TO
                                                  LINCOLN                       THE LINCOLN     THE LINCOLN
                                                  NATIONAL                     NATIONAL LIFE    NATIONAL LIFE
                                              LIFE INSURANCE                     INSURANCE        INSURANCE
SUBACCOUNT                      INVESTMENTS       COMPANY      TOTAL ASSETS       COMPANY          COMPANY       NET ASSETS
-----------------------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth
  Class A                       $  1,060,267  $            --  $   1,060,267  $            --  $            57  $   1,060,210
ABVPSF Growth and Income
  Class A                          7,215,309            2,784      7,218,093               --              425      7,217,668
ABVPSF International Value
  Class A                          2,718,975               --      2,718,975               --              123      2,718,852
ABVPSF Large Cap Growth
  Class A                          1,614,956              276      1,615,232               --              103      1,615,129
ABVPSF Small/Mid Cap Value
  Class A                         10,041,037           11,182     10,052,219               --              548     10,051,671
American Century VP Inflation
  Protection Class I              10,034,736            7,113     10,041,849               --              575     10,041,274
American Funds Global Growth
  Class 2                         10,398,183            1,449     10,399,632               --              531     10,399,101
American Funds Global Small
  Capitalization Class 2          10,850,827            2,708     10,853,535               --              621     10,852,914
American Funds Growth Class 2     50,034,530           26,980     50,061,510               --            2,905     50,058,605
American Funds Growth-Income
  Class 2                         38,909,202           34,408     38,943,610               --            2,239     38,941,371
American Funds International
  Class 2                         24,369,328           13,964     24,383,292               --            1,278     24,382,014
BlackRock Global Allocation
  V.I. Class I                    12,049,377           12,734     12,062,111               --              518     12,061,593
Delaware VIP Diversified
  Income Standard Class           18,666,370            9,176     18,675,546               --            1,010     18,674,536
Delaware VIP Emerging Markets
  Standard Class                  17,649,184            2,170     17,651,354               --              961     17,650,393
Delaware VIP High Yield
  Standard Class                  16,601,492           12,093     16,613,585               --              966     16,612,619
Delaware VIP Limited-Term
  Diversified Income Standard
  Class                            2,767,533           15,145      2,782,678               --              130      2,782,548
Delaware VIP REIT Standard
  Class                           11,435,518               --     11,435,518           10,850              669     11,423,999
Delaware VIP Small Cap Value
  Standard Class                  20,618,305            2,535     20,620,840               --            1,247     20,619,593
Delaware VIP Smid Cap Growth
  Standard Class                  13,903,780            2,955     13,906,735               --              852     13,905,883
Delaware VIP U.S. Growth
  Standard Class                   2,874,677            2,564      2,877,241               --              150      2,877,091
Delaware VIP Value Standard
  Class                           13,616,232            4,083     13,620,315               --              738     13,619,577
DWS Alternative Asset
  Allocation VIP Class A             777,902            6,046        783,948               --               37        783,911
DWS Equity 500 Index VIP
  Class A                         40,836,439               --     40,836,439            8,910            2,542     40,824,987
DWS Small Cap Index VIP
  Class A                          5,524,757              921      5,525,678               --              338      5,525,340
Fidelity VIP Asset Manager
  Initial Class                      827,072               --        827,072               36               54        826,982
Fidelity VIP Contrafund
  Service Class                   33,594,141               --     33,594,141            4,694            1,927     33,587,520
Fidelity VIP Equity-Income
  Initial Class                    2,071,935               --      2,071,935              159              134      2,071,642
Fidelity VIP Equity-Income
  Service Class                    1,868,492               --      1,868,492                9              118      1,868,365
Fidelity VIP Growth Service
  Class                            7,068,512            6,447      7,074,959               --              421      7,074,538
Fidelity VIP Growth
  Opportunities Service Class      1,427,585               --      1,427,585               --               92      1,427,493
Fidelity VIP High Income
  Service Class                    2,271,030              783      2,271,813               --              149      2,271,664
Fidelity VIP Investment Grade
  Bond Initial Class               3,363,450               --      3,363,450               --              221      3,363,229
Fidelity VIP Mid Cap Service
  Class                            4,695,578               --      4,695,578               --              221      4,695,357
Fidelity VIP Overseas Service
  Class                            3,413,690            2,582      3,416,272               --              199      3,416,073
FTVIPT Franklin Income
  Securities Class 1               5,347,810            3,225      5,351,035               --              227      5,350,808
FTVIPT Franklin Small-Mid Cap
  Growth Securities Class 1        4,258,373            5,369      4,263,742               --              242      4,263,500
FTVIPT Mutual Shares
  Securities Class 1               2,845,156            4,004      2,849,160               --              120      2,849,040
FTVIPT Templeton Foreign
  Securities Class 1               2,908,300               --      2,908,300              122              189      2,907,989
FTVIPT Templeton Foreign
  Securities Class 2               4,363,659            4,572      4,368,231               --              284      4,367,947

See accompanying notes.

                                                                                                 MORTALITY &
                                                                                                  EXPENSE
                                                 CONTRACT                         CONTRACT       GUARANTEE
                                                 PURCHASES                      REDEMPTIONS       CHARGES
                                                DUE FROM THE                       DUE TO        PAYABLE TO
                                                  LINCOLN                       THE LINCOLN     THE LINCOLN
                                                  NATIONAL                     NATIONAL LIFE    NATIONAL LIFE
                                              LIFE INSURANCE                     INSURANCE        INSURANCE
SUBACCOUNT                      INVESTMENTS       COMPANY      TOTAL ASSETS       COMPANY          COMPANY       NET ASSETS
-----------------------------------------------------------------------------------------------------------------------------
FTVIPT Templeton Global Bond
  Securities Class 1            $  6,965,863  $         4,991  $   6,970,854  $            --  $           375  $   6,970,479
FTVIPT Templeton Growth
  Securities Class 1               3,518,919               --      3,518,919               26              202      3,518,691
FTVIPT Templeton Growth
  Securities Class 2               1,405,969               --      1,405,969               --               91      1,405,878
Invesco V.I. Core Equity
  Series I                        12,516,068            4,174     12,520,242               --              809     12,519,433
Invesco V.I. Diversified
  Income Series I                    603,780               --        603,780            8,173               40        595,567
Invesco V.I. International
  Growth Series I                  6,169,222               --      6,169,222            8,563              401      6,160,258
Invesco Van Kampen V.I.
  American Franchise Series I      8,399,960               --      8,399,960            7,659              539      8,391,762
Janus Aspen Series Balanced
  Institutional Class              9,154,584           17,385      9,171,969               --              595      9,171,374
Janus Aspen Series Balanced
  Service Class                    2,116,382               --      2,116,382               --              135      2,116,247
Janus Aspen Series Enterprise
  Service Class                    1,769,530           10,892      1,780,422               --              112      1,780,310
Janus Aspen Series Global
  Technology Service Class         3,349,371               --      3,349,371               --              216      3,349,155
Janus Aspen Series Worldwide
  Institutional Class              6,919,196              660      6,919,856               --              446      6,919,410
Janus Aspen Series Worldwide
  Service Class                    1,720,332               --      1,720,332               --              111      1,720,221
LVIP Baron Growth
  Opportunities Standard Class       176,184               --        176,184               --               10        176,174
LVIP Baron Growth
  Opportunities Service Class      5,526,781               --      5,526,781              725              312      5,525,744
LVIP BlackRock Equity Dividend
  RPM Standard Class               3,432,387           11,040      3,443,427               --              215      3,443,212
LVIP BlackRock Inflation
  Protected Bond Standard
  Class                            1,823,241            9,913      1,833,154               --               58      1,833,096
LVIP Capital Growth Standard
  Class                              678,918            2,860        681,778               --               28        681,750
LVIP Clarion Global Real
  Estate Standard Class            2,025,172            2,015      2,027,187               --               98      2,027,089
LVIP Columbia Small-Mid Cap
  Growth RPM Standard Class          898,670               --        898,670               --               42        898,628
LVIP Delaware Bond Standard
  Class                           51,359,790           32,570     51,392,360               --            2,836     51,389,524
LVIP Delaware Diversified
  Floating Rate Standard Class     1,025,926               --      1,025,926               --               46      1,025,880
LVIP Delaware Foundation
  Aggressive Allocation
  Standard Class                   2,746,856            2,800      2,749,656               --              153      2,749,503
LVIP Delaware Growth and
  Income Standard Class              817,759               --        817,759               --               41        817,718
LVIP Delaware Social Awareness
  Standard Class                     778,933               --        778,933               --               44        778,889
LVIP Delaware Special
  Opportunities Standard Class       737,985               --        737,985               --               34        737,951
LVIP Dimensional Non-U.S.
  Equity Standard Class              366,761               --        366,761               --               19        366,742
LVIP Dimensional U.S. Equity
  Standard Class                     562,434               --        562,434               --               28        562,406
LVIP Dimensional/Vanguard
  Total Bond Standard Class        3,830,048            2,687      3,832,735               --              186      3,832,549

See accompanying notes.

                                                                                                 MORTALITY &
                                                                                                  EXPENSE
                                                 CONTRACT                         CONTRACT       GUARANTEE
                                                 PURCHASES                      REDEMPTIONS       CHARGES
                                                DUE FROM THE                       DUE TO        PAYABLE TO
                                                  LINCOLN                       THE LINCOLN     THE LINCOLN
                                                  NATIONAL                     NATIONAL LIFE    NATIONAL LIFE
                                              LIFE INSURANCE                     INSURANCE        INSURANCE
SUBACCOUNT                      INVESTMENTS       COMPANY      TOTAL ASSETS       COMPANY          COMPANY       NET ASSETS
-----------------------------------------------------------------------------------------------------------------------------
LVIP Global Income Standard
  Class                         $  3,001,145  $            --  $   3,001,145  $            --  $            61  $   3,001,084
LVIP JPMorgan High Yield
  Standard Class                   1,170,519               --      1,170,519               --               31      1,170,488
LVIP JPMorgan Mid Cap Value
  RPM Standard Class                 734,245               --        734,245               --               40        734,205
LVIP MFS International Growth
  Standard Class                   1,205,638            4,703      1,210,341               --               58      1,210,283
LVIP MFS Value Standard Class      4,457,276            7,436      4,464,712               --              199      4,464,513
LVIP Mid-Cap Value Standard
  Class                              843,577               --        843,577               --               36        843,541
LVIP Mondrian International
  Value Standard Class             7,288,563            7,298      7,295,861               --              400      7,295,461
LVIP Money Market Standard
  Class                           53,311,454               --     53,311,454        4,705,968            2,577     48,602,909
LVIP Protected Profile 2010
  Standard Class                     627,687               --        627,687               --               32        627,655
LVIP Protected Profile 2020
  Standard Class                     908,678               --        908,678               --               51        908,627
LVIP Protected Profile 2030
  Standard Class                   1,246,394               --      1,246,394               --               63      1,246,331
LVIP Protected Profile 2040
  Standard Class                   1,008,700               --      1,008,700               36               63      1,008,601
LVIP Protected Profile
  Conservative Standard Class      4,838,959            6,046      4,845,005               --              269      4,844,736
LVIP Protected Profile Growth
  Standard Class                  16,414,221          228,917     16,643,138               --              697     16,642,441
LVIP Protected Profile
  Moderate Standard Class         19,400,034           86,268     19,486,302               --              874     19,485,428
LVIP SSgA Bond Index Standard
  Class                            1,369,396            2,580      1,371,976               --               64      1,371,912
LVIP SSgA Conservative Index
  Allocation Standard Class           86,458               --         86,458               --                4         86,454
LVIP SSgA Conservative
  Structured Allocation
  Standard Class                       2,740               --          2,740               --               --          2,740
LVIP SSgA Developed
  International 150 Standard
  Class                              267,003               --        267,003               --                4        266,999
LVIP SSgA Emerging Markets 100
  Standard Class                   2,187,396            1,344      2,188,740               --              106      2,188,634
LVIP SSgA Global Tactical
  Allocation RPM Standard
  Class                            5,713,364               --      5,713,364               --              277      5,713,087
LVIP SSgA International Index
  Standard Class                     922,068            3,225        925,293               --               48        925,245
LVIP SSgA Large Cap 100
  Standard Class                     534,318               --        534,318               --               28        534,290
LVIP SSgA Moderate Index
  Allocation Standard Class          638,046               --        638,046               --               14        638,032
LVIP SSgA Moderate Structured
  Allocation Standard Class        1,328,707               --      1,328,707               --               54      1,328,653
LVIP SSgA Moderately
  Aggressive Index Allocation
  Standard Class                   3,360,018               --      3,360,018               --              161      3,359,857
LVIP SSgA Moderately
  Aggressive Structured
  Allocation Standard Class          886,468               --        886,468               --               40        886,428
LVIP SSgA S&P 500 Index
  Standard Class                   6,661,015            4,838      6,665,853               --              287      6,665,566
LVIP SSgA Small-Cap Index
  Standard Class                   1,543,650               --      1,543,650               --               49      1,543,601
LVIP SSgA Small-Mid Cap 200
  Standard Class                     421,500            3,225        424,725               --               15        424,710
LVIP T. Rowe Price Growth
  Stock Standard Class             1,578,255               --      1,578,255               --               67      1,578,188

See accompanying notes.

                                                                                                 MORTALITY &
                                                                                                  EXPENSE
                                                 CONTRACT                         CONTRACT       GUARANTEE
                                                 PURCHASES                      REDEMPTIONS       CHARGES
                                                DUE FROM THE                       DUE TO        PAYABLE TO
                                                  LINCOLN                       THE LINCOLN     THE LINCOLN
                                                  NATIONAL                     NATIONAL LIFE    NATIONAL LIFE
                                              LIFE INSURANCE                     INSURANCE        INSURANCE
SUBACCOUNT                      INVESTMENTS       COMPANY      TOTAL ASSETS       COMPANY          COMPANY       NET ASSETS
-----------------------------------------------------------------------------------------------------------------------------
LVIP T. Rowe Price Structured
  Mid-Cap Growth Standard
  Class                        $   1,904,568  $           244  $   1,904,812  $            --  $           108  $   1,904,704
LVIP Templeton Growth RPM
  Standard Class                     762,314               --        762,314               --               34        762,280
LVIP UBS Large Cap Growth RPM
  Standard Class                   3,355,409            1,620      3,357,029               --              187      3,356,842
LVIP Vanguard Domestic Equity
  ETF Standard Class                  38,915               --         38,915               --                1         38,914
LVIP Vanguard International
  Equity ETF Standard Class          594,053               --        594,053               --               26        594,027
M Business Opportunity Value         612,186               --        612,186               --               29        612,157
M Capital Appreciation             1,101,025               --      1,101,025               --               60      1,100,965
M International Equity             1,528,530               --      1,528,530               --               88      1,528,442
M Large Cap Growth                   999,382               --        999,382               --               53        999,329
MFS VIT Core Equity Initial
  Class                            1,053,613               --      1,053,613               --               68      1,053,545
MFS VIT Growth Initial Class       7,440,635               --      7,440,635            3,887              436      7,436,312
MFS VIT Total Return Initial
  Class                           15,797,643               --     15,797,643            1,272              977     15,795,394
MFS VIT Utilities Initial
  Class                           13,780,145               --     13,780,145           12,362              842     13,766,941
NB AMT Large Cap Value I Class     1,539,603              609      1,540,212               --               99      1,540,113
NB AMT Mid Cap Growth I Class     12,563,444            6,423     12,569,867               --              781     12,569,086
NB AMT Mid Cap Intrinsic Value
  I Class                          2,921,722            3,004      2,924,726               --              170      2,924,556
PIMCO VIT CommodityRealReturn
  Strategy Administrative
  Class                            3,872,476              584      3,873,060               --              150      3,872,910
Putnam VT Global Health Care
  Class IB                           923,424               --        923,424               --               60        923,364
Putnam VT Growth & Income
  Class IB                         1,020,726               --      1,020,726               --               66      1,020,660

See accompanying notes.

                                                                            MORTALITY
                                                               DIVIDENDS       AND            NET
                                                                 FROM        EXPENSE       INVESTMENT
                                                              INVESTMENT    GUARANTEE        INCOME
SUBACCOUNT                                                      INCOME       CHARGES         (LOSS)
-----------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class A                        $         --   $  (6,925)    $    (6,925)
ABVPSF Growth and Income Class A                                  110,376     (51,604)         58,772
ABVPSF International Value Class A                                 42,600     (13,836)         28,764
ABVPSF Large Cap Growth Class A                                     4,648     (13,159)         (8,511)
ABVPSF Small/Mid Cap Value Class A                                 47,057     (61,113)        (14,056)
American Century VP Inflation Protection Class I                  265,744     (69,776)        195,968
American Funds Global Growth Class 2                               88,784     (59,247)         29,537
American Funds Global Small Capitalization Class 2                132,475     (71,554)         60,921
American Funds Growth Class 2                                     375,798    (343,475)         32,323
American Funds Growth-Income Class 2                              605,476    (266,632)        338,844
American Funds International Class 2                              329,854    (139,993)        189,861
BlackRock Global Allocation V.I. Class I                          182,433     (49,358)        133,075
Delaware VIP Diversified Income Standard Class                    483,428    (110,195)        373,233
Delaware VIP Emerging Markets Standard Class                      176,064    (114,352)         61,712
Delaware VIP High Yield Standard Class                          1,205,931    (107,453)      1,098,478
Delaware VIP Limited-Term Diversified Income Standard Class        44,061     (14,188)         29,873
Delaware VIP REIT Standard Class                                  185,612     (86,151)         99,461
Delaware VIP Small Cap Value Standard Class                       118,607    (152,796)        (34,189)
Delaware VIP Smid Cap Growth Standard Class                        32,816    (105,890)        (73,074)
Delaware VIP U.S. Growth Standard Class                                --     (14,090)        (14,090)
Delaware VIP Value Standard Class                                 262,370     (82,006)        180,364
DWS Alternative Asset Allocation VIP Class A                       26,506      (4,740)         21,766
DWS Equity 500 Index VIP Class A                                  724,802    (314,986)        409,816
DWS Small Cap Index VIP Class A                                    50,241     (42,278)          7,963
Fidelity VIP Asset Manager Initial Class                           12,614      (6,483)          6,131
Fidelity VIP Contrafund Service Class                             401,223    (231,923)        169,300
Fidelity VIP Equity-Income Initial Class                           63,017     (18,486)         44,531
Fidelity VIP Equity-Income Service Class                           55,847     (14,564)         41,283
Fidelity VIP Growth Service Class                                  35,232     (56,941)        (21,709)
Fidelity VIP Growth Opportunities Service Class                     4,167     (11,063)         (6,896)
Fidelity VIP High Income Service Class                            125,952     (16,715)        109,237
Fidelity VIP Investment Grade Bond Initial Class                   77,384     (28,279)         49,105
Fidelity VIP Mid Cap Service Class                                 23,851     (25,061)         (1,210)
Fidelity VIP Overseas Service Class                                60,888     (24,694)         36,194
FTVIPT Franklin Income Securities Class 1                         314,382     (26,147)        288,235
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1                --     (32,453)        (32,453)
FTVIPT Mutual Shares Securities Class 1                            60,525     (13,913)         46,612
FTVIPT Templeton Foreign Securities Class 1                        92,015     (22,672)         69,343
FTVIPT Templeton Foreign Securities Class 2                       116,307     (32,038)         84,269
FTVIPT Templeton Global Bond Securities Class 1                   476,204     (48,917)        427,287
FTVIPT Templeton Growth Securities Class 1                         76,583     (23,537)         53,046
FTVIPT Templeton Growth Securities Class 2                         26,443     (10,341)         16,102
Invesco V.I. Capital Appreciation Series I                             --     (23,058)        (23,058)
Invesco V.I. Core Equity Series I                                 118,419     (96,969)         21,450
Invesco V.I. Diversified Income Series I                           43,608      (6,574)         37,034
Invesco V.I. International Growth Series I                         87,917     (46,887)         41,030
Invesco Van Kampen V.I. American Franchise Series I                    --     (45,364)        (45,364)
Janus Aspen Series Balanced Institutional Class                   275,166     (77,330)        197,836
Janus Aspen Series Balanced Service Class                          52,181     (16,465)         35,716
Janus Aspen Series Enterprise Service Class                            --     (13,267)        (13,267)
Janus Aspen Series Global Technology Service Class                     --     (25,941)        (25,941)
Janus Aspen Series Worldwide Institutional Class                   57,694     (53,220)          4,474
Janus Aspen Series Worldwide Service Class                         12,843     (12,945)           (102)
LVIP Baron Growth Opportunities Standard Class                      2,396      (1,071)          1,325
LVIP Baron Growth Opportunities Service Class                      61,979     (34,738)         27,241
LVIP BlackRock Equity Dividend RPM Standard Class                  21,971     (24,820)         (2,849)
LVIP BlackRock Inflation Protected Bond Standard Class                 --      (9,795)         (9,795)

See accompanying notes.

                                                                                                            NET
                                                                                                           CHANGE           NET
                                                                                                             IN           INCREASE
                                                                             DIVIDENDS      TOTAL         UNREALIZED     (DECREASE)
                                                                NET            FROM          NET         APPRECIATION        IN
                                                              REALIZED          NET        REALIZED          OR          NET ASSETS
                                                             GAIN (LOSS)     REALIZED     GAIN (LOSS)    DEPRECIATION     RESULTING
                                                                 ON          GAIN ON         ON              ON             FROM
SUBACCOUNT                                                   INVESTMENTS    INVESTMENTS   INVESTMENTS    INVESTMENTS     OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class A                        $    (1,348)   $        --   $    (1,348)   $    131,833   $   123,560
ABVPSF Growth and Income Class A                                 (23,652)            --       (23,652)      1,045,731     1,080,851
ABVPSF International Value Class A                               (93,032)            --       (93,032)        402,635       338,367
ABVPSF Large Cap Growth Class A                                   62,285             --        62,285         191,451       245,225
ABVPSF Small/Mid Cap Value Class A                               157,474        274,245       431,719       1,007,661     1,425,324
American Century VP Inflation Protection Class I                 157,580        226,491       384,071          74,574       654,613
American Funds Global Growth Class 2                             103,489             --       103,489       1,700,869     1,833,895
American Funds Global Small Capitalization Class 2                 1,414             --         1,414       1,534,512     1,596,847
American Funds Growth Class 2                                    682,916             --       682,916       6,621,420     7,336,659
American Funds Growth-Income Class 2                             368,569             --       368,569       4,938,132     5,645,545
American Funds International Class 2                            (109,272)            --      (109,272)      3,320,429     3,401,018
BlackRock Global Allocation V.I. Class I                          19,151         35,151        54,302         688,530       875,907
Delaware VIP Diversified Income Standard Class                    94,985        472,655       567,640          56,888       997,761
Delaware VIP Emerging Markets Standard Class                      96,229             --        96,229       2,019,125     2,177,066
Delaware VIP High Yield Standard Class                           209,732             --       209,732       1,011,172     2,319,382
Delaware VIP Limited-Term Diversified Income Standard Class       11,018         20,899        31,917          (3,231)       58,559
Delaware VIP REIT Standard Class                                 236,609             --       236,609       1,158,776     1,494,846
Delaware VIP Small Cap Value Standard Class                      503,670      1,400,170     1,903,840         571,658     2,441,309
Delaware VIP Smid Cap Growth Standard Class                      280,981        741,640     1,022,621         286,691     1,236,238
Delaware VIP U.S. Growth Standard Class                           28,415             --        28,415         230,079       244,404
Delaware VIP Value Standard Class                                 88,347             --        88,347       1,289,037     1,557,748
DWS Alternative Asset Allocation VIP Class A                      13,879          6,240        20,119          30,583        72,468
DWS Equity 500 Index VIP Class A                                 951,827             --       951,827       4,079,306     5,440,949
DWS Small Cap Index VIP Class A                                   95,977          1,333        97,310         656,081       761,354
Fidelity VIP Asset Manager Initial Class                           1,798          6,040         7,838          74,220        88,189
Fidelity VIP Contrafund Service Class                            271,059             --       271,059       4,115,589     4,555,948
Fidelity VIP Equity-Income Initial Class                         (64,957)       144,698        79,741         238,508       362,780
Fidelity VIP Equity-Income Service Class                         (17,295)       116,671        99,376         136,771       277,430
Fidelity VIP Growth Service Class                                407,905             --       407,905         619,840     1,006,036
Fidelity VIP Growth Opportunities Service Class                   39,138             --        39,138         159,466       191,708
Fidelity VIP High Income Service Class                             5,787             --         5,787         143,930       258,954
Fidelity VIP Investment Grade Bond Initial Class                  49,213         90,973       140,186         (10,268)      179,023
Fidelity VIP Mid Cap Service Class                                50,928        369,013       419,941         122,446       541,177
Fidelity VIP Overseas Service Class                              (85,511)        11,090       (74,421)        638,129       599,902
FTVIPT Franklin Income Securities Class 1                         44,656             --        44,656         229,092       561,983
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1          162,116        315,608       477,724          16,574       461,845
FTVIPT Mutual Shares Securities Class 1                            6,740             --         6,740         276,635       329,987
FTVIPT Templeton Foreign Securities Class 1                      (61,825)            --       (61,825)        446,677       454,195
FTVIPT Templeton Foreign Securities Class 2                      (33,045)            --       (33,045)        588,719       639,943
FTVIPT Templeton Global Bond Securities Class 1                  145,257         11,588       156,845         415,872     1,000,004
FTVIPT Templeton Growth Securities Class 1                       (32,672)            --       (32,672)        607,313       627,687
FTVIPT Templeton Growth Securities Class 2                        (9,976)            --        (9,976)        235,544       241,670
Invesco V.I. Capital Appreciation Series I                        35,119             --        35,119       1,223,160     1,235,221
Invesco V.I. Core Equity Series I                                139,153             --       139,153       1,281,880     1,442,483
Invesco V.I. Diversified Income Series I                         (16,410)            --       (16,410)         53,086        73,710
Invesco V.I. International Growth Series I                       108,047             --       108,047         642,978       792,055
Invesco Van Kampen V.I. American Franchise Series I              (60,393)            --       (60,393)       (200,727)     (306,484)
Janus Aspen Series Balanced Institutional Class                   91,002        748,578       839,580          97,453     1,134,869
Janus Aspen Series Balanced Service Class                         28,315        139,440       167,755          47,946       251,417
Janus Aspen Series Enterprise Service Class                       37,260             --        37,260         224,969       248,962
Janus Aspen Series Global Technology Service Class                65,591             --        65,591         481,393       521,043
Janus Aspen Series Worldwide Institutional Class                  (4,958)            --        (4,958)      1,173,718     1,173,234
Janus Aspen Series Worldwide Service Class                        12,210             --        12,210         266,753       278,861
LVIP Baron Growth Opportunities Standard Class                    12,818          7,341        20,159           6,857        28,341
LVIP Baron Growth Opportunities Service Class                    122,285        244,394       366,679         375,573       769,493
LVIP BlackRock Equity Dividend RPM Standard Class                 (5,878)            --        (5,878)        452,633       443,906
LVIP BlackRock Inflation Protected Bond Standard Class             2,820         73,118        75,938          25,799        91,942

See accompanying notes.

                                                                            MORTALITY
                                                               DIVIDENDS       AND            NET
                                                                 FROM        EXPENSE       INVESTMENT
                                                              INVESTMENT    GUARANTEE        INCOME
SUBACCOUNT                                                      INCOME       CHARGES         (LOSS)
------------------------------------------------------------------------------------------------------
LVIP Capital Growth Standard Class                           $         --  $   (2,527)    $    (2,527)
LVIP Clarion Global Real Estate Standard Class                         --     (10,766)        (10,766)
LVIP Columbia Small-Mid Cap Growth RPM Standard Class                  --      (5,526)         (5,526)
LVIP Delaware Bond Standard Class                               1,026,451    (331,056)        695,395
LVIP Delaware Diversified Floating Rate Standard Class             14,462      (5,438)          9,024
LVIP Delaware Foundation Aggressive Allocation Standard
  Class                                                            47,683     (18,756)         28,927
LVIP Delaware Growth and Income Standard Class                      8,803      (4,652)          4,151
LVIP Delaware Social Awareness Standard Class                       5,813      (5,757)             56
LVIP Delaware Special Opportunities Standard Class                  5,523      (3,512)          2,011
LVIP Dimensional Non-U.S. Equity Standard Class                     7,937        (830)          7,107
LVIP Dimensional U.S. Equity Standard Class                         5,755      (1,273)          4,482
LVIP Dimensional/Vanguard Total Bond Standard Class                47,016      (2,660)         44,356
LVIP Global Income Standard Class                                  57,460      (6,090)         51,370
LVIP JPMorgan High Yield Standard Class                            50,035      (2,553)         47,482
LVIP JPMorgan Mid Cap Value RPM Standard Class                         --      (4,403)         (4,403)
LVIP MFS International Growth Standard Class                        7,917      (5,774)          2,143
LVIP MFS Value Standard Class                                      51,388     (22,835)         28,553
LVIP Mid-Cap Value Standard Class                                   2,933      (3,615)           (682)
LVIP Mondrian International Value Standard Class                  203,722     (47,660)        156,062
LVIP Money Market Standard Class                                    9,427    (229,553)       (220,126)
LVIP Protected Profile 2010 Standard Class                         14,077      (3,983)         10,094
LVIP Protected Profile 2020 Standard Class                         18,829      (6,210)         12,619
LVIP Protected Profile 2030 Standard Class                         21,172      (6,600)         14,572
LVIP Protected Profile 2040 Standard Class                         16,621      (7,318)          9,303
LVIP Protected Profile Conservative Standard Class                183,793     (32,363)        151,430
LVIP Protected Profile Growth Standard Class                      414,433     (83,700)        330,733
LVIP Protected Profile Moderate Standard Class                    575,862     (98,488)        477,374
LVIP SSgA Bond Index Standard Class                                31,793      (8,419)         23,374
LVIP SSgA Conservative Index Allocation Standard Class              1,830        (329)          1,501
LVIP SSgA Conservative Structured Allocation Standard Class            88         (14)             74
LVIP SSgA Developed International 150 Standard Class                4,418        (521)          3,897
LVIP SSgA Emerging Markets 100 Standard Class                      50,888     (12,230)         38,658
LVIP SSgA Global Tactical Allocation RPM Standard Class           185,187     (31,981)        153,206
LVIP SSgA International Index Standard Class                       16,147      (4,684)         11,463
LVIP SSgA Large Cap 100 Standard Class                              7,814      (2,544)          5,270
LVIP SSgA Moderate Index Allocation Standard Class                 13,783      (1,660)         12,123
LVIP SSgA Moderate Structured Allocation Standard Class            42,999      (3,273)         39,726
LVIP SSgA Moderately Aggressive Index Allocation Standard
  Class                                                            64,896      (8,960)         55,936
LVIP SSgA Moderately Aggressive Structured Allocation
  Standard Class                                                    6,405        (681)          5,724
LVIP SSgA S&P 500 Index Standard Class                             58,902     (31,575)         27,327
LVIP SSgA Small-Cap Index Standard Class                           10,133      (5,324)          4,809
LVIP SSgA Small-Mid Cap 200 Standard Class                         10,147      (1,556)          8,591
LVIP T. Rowe Price Growth Stock Standard Class                         --      (6,742)         (6,742)
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class            --     (11,569)        (11,569)
LVIP Templeton Growth RPM Standard Class                           13,934      (3,765)         10,169
LVIP UBS Large Cap Growth RPM Standard Class                           --     (21,858)        (21,858)
LVIP Vanguard Domestic Equity ETF Standard Class                      472         (70)            402
LVIP Vanguard International Equity ETF Standard Class               6,675        (712)          5,963
M Business Opportunity Value                                        4,813      (3,456)          1,357
M Capital Appreciation                                              3,422      (6,841)         (3,419)
M International Equity                                             29,871     (10,654)         19,217
M Large Cap Growth                                                    450      (6,297)         (5,847)
MFS VIT Core Equity Initial Class                                   7,315      (7,384)            (69)
MFS VIT Growth Initial Class                                           --     (53,056)        (53,056)
MFS VIT Total Return Initial Class                                437,636    (121,657)        315,979
MFS VIT Utilities Initial Class                                   910,261    (101,146)        809,115
NB AMT Large Cap Value I Class                                      6,179     (11,511)         (5,332)

See accompanying notes.

                                                                                                            NET
                                                                                                           CHANGE           NET
                                                                                                             IN           INCREASE
                                                                             DIVIDENDS      TOTAL         UNREALIZED     (DECREASE)
                                                                NET            FROM          NET         APPRECIATION        IN
                                                              REALIZED          NET        REALIZED          OR          NET ASSETS
                                                             GAIN (LOSS)     REALIZED     GAIN (LOSS)    DEPRECIATION     RESULTING
                                                                 ON          GAIN ON         ON              ON             FROM
SUBACCOUNT                                                   INVESTMENTS    INVESTMENTS   INVESTMENTS    INVESTMENTS     OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
LVIP Capital Growth Standard Class                           $    10,682    $        --   $    10,682    $     80,717   $    88,872
LVIP Clarion Global Real Estate Standard Class                    49,851             --        49,851         336,248       375,333
LVIP Columbia Small-Mid Cap Growth RPM Standard Class             85,592             --        85,592         (14,109)       65,957
LVIP Delaware Bond Standard Class                                391,401      1,129,239     1,520,640         544,969     2,761,004
LVIP Delaware Diversified Floating Rate Standard Class              (279)            --          (279)         25,976        34,721
LVIP Delaware Foundation Aggressive Allocation Standard
  Class                                                           (4,392)            --        (4,392)        304,242       328,777
LVIP Delaware Growth and Income Standard Class                     3,834            710         4,544          83,704        92,399
LVIP Delaware Social Awareness Standard Class                      7,536         55,954        63,490          56,624       120,170
LVIP Delaware Special Opportunities Standard Class                 3,374         76,007        79,381          (4,226)       77,166
LVIP Dimensional Non-U.S. Equity Standard Class                     (290)           350            60          17,510        24,677
LVIP Dimensional U.S. Equity Standard Class                           25             32            57          16,162        20,701
LVIP Dimensional/Vanguard Total Bond Standard Class                  303            457           760         (48,535)       (3,419)
LVIP Global Income Standard Class                                 (4,062)         5,205         1,143         133,913       186,426
LVIP JPMorgan High Yield Standard Class                            1,543             --         1,543          58,918       107,943
LVIP JPMorgan Mid Cap Value RPM Standard Class                    17,988             --        17,988          62,894        76,479
LVIP MFS International Growth Standard Class                      (4,406)            --        (4,406)        175,379       173,116
LVIP MFS Value Standard Class                                    129,928             --       129,928         439,478       597,959
LVIP Mid-Cap Value Standard Class                                 18,185             --        18,185         123,646       141,149
LVIP Mondrian International Value Standard Class                (242,886)            --      (242,886)        697,602       610,778
LVIP Money Market Standard Class                                      --            168           168              --      (219,958)
LVIP Protected Profile 2010 Standard Class                        18,301             --        18,301          17,445        45,840
LVIP Protected Profile 2020 Standard Class                        18,665             --        18,665          33,651        64,935
LVIP Protected Profile 2030 Standard Class                         8,522             --         8,522          52,874        75,968
LVIP Protected Profile 2040 Standard Class                        28,721             --        28,721          22,771        60,795
LVIP Protected Profile Conservative Standard Class                86,689         22,458       109,147         143,369       403,946
LVIP Protected Profile Growth Standard Class                      94,149             --        94,149         844,566     1,269,448
LVIP Protected Profile Moderate Standard Class                   150,794             --       150,794         856,685     1,484,853
LVIP SSgA Bond Index Standard Class                               30,305            206        30,511          (4,331)       49,554
LVIP SSgA Conservative Index Allocation Standard Class               108             20           128           3,198         4,827
LVIP SSgA Conservative Structured Allocation Standard Class           11              4            15              59           148
LVIP SSgA Developed International 150 Standard Class                (786)            --          (786)         28,304        31,415
LVIP SSgA Emerging Markets 100 Standard Class                   (157,197)       177,179        19,982          70,223       128,863
LVIP SSgA Global Tactical Allocation RPM Standard Class            3,869             --         3,869         359,358       516,433
LVIP SSgA International Index Standard Class                      (2,458)            --        (2,458)        113,258       122,263
LVIP SSgA Large Cap 100 Standard Class                             3,358             --         3,358          29,584        38,212
LVIP SSgA Moderate Index Allocation Standard Class                 1,889            284         2,173          47,622        61,918
LVIP SSgA Moderate Structured Allocation Standard Class              916          2,724         3,640          23,736        67,102
LVIP SSgA Moderately Aggressive Index Allocation Standard
  Class                                                            1,016          1,284         2,300          89,513       147,749
LVIP SSgA Moderately Aggressive Structured Allocation
  Standard Class                                                     726            473         1,199          11,571        18,494
LVIP SSgA S&P 500 Index Standard Class                           365,477             --       365,477         401,505       794,309
LVIP SSgA Small-Cap Index Standard Class                          19,800             --        19,800         153,777       178,386
LVIP SSgA Small-Mid Cap 200 Standard Class                         2,689         31,035        33,724           1,517        43,832
LVIP T. Rowe Price Growth Stock Standard Class                    14,803             --        14,803         175,164       183,225
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class       73,397         45,084       118,481         102,645       209,557
LVIP Templeton Growth RPM Standard Class                           4,540             --         4,540         113,456       128,165
LVIP UBS Large Cap Growth RPM Standard Class                      36,088             --        36,088         423,540       437,770
LVIP Vanguard Domestic Equity ETF Standard Class                     100             --           100           1,789         2,291
LVIP Vanguard International Equity ETF Standard Class              7,158              1         7,159          30,634        43,756
M Business Opportunity Value                                       7,770             --         7,770          80,111        89,238
M Capital Appreciation                                             2,159         68,812        70,971          85,995       153,547
M International Equity                                           (38,771)            --       (38,771)        286,417       266,863
M Large Cap Growth                                                13,076             --        13,076         148,552       155,781
MFS VIT Core Equity Initial Class                                  9,429             --         9,429         121,969       131,329
MFS VIT Growth Initial Class                                     245,770             --       245,770         872,741     1,065,455
MFS VIT Total Return Initial Class                               117,553             --       117,553       1,133,736     1,567,268
MFS VIT Utilities Initial Class                                  321,071             --       321,071         472,318     1,602,504
NB AMT Large Cap Value I Class                                   (18,206)            --       (18,206)        233,150       209,612

See accompanying notes.

                                                                            MORTALITY
                                                               DIVIDENDS       AND            NET
                                                                 FROM        EXPENSE       INVESTMENT
                                                              INVESTMENT    GUARANTEE        INCOME
SUBACCOUNT                                                      INCOME       CHARGES         (LOSS)
-----------------------------------------------------------------------------------------------------
NB AMT Mid Cap Growth I Class                                $         --  $  (98,279)    $   (98,279)
NB AMT Mid Cap Intrinsic Value I Class                             17,742     (20,071)         (2,329)
PIMCO VIT CommodityRealReturn Strategy Administrative Class       100,981     (17,443)         83,538
Putnam VT Global Health Care Class IB                              10,330      (5,969)          4,361
Putnam VT Growth & Income Class IB                                 13,727      (7,165)          6,562

See accompanying notes.

                                                                                                            NET
                                                                                                           CHANGE           NET
                                                                                                             IN           INCREASE
                                                                             DIVIDENDS      TOTAL         UNREALIZED     (DECREASE)
                                                                NET            FROM          NET         APPRECIATION        IN
                                                              REALIZED          NET        REALIZED          OR          NET ASSETS
                                                             GAIN (LOSS)     REALIZED     GAIN (LOSS)    DEPRECIATION     RESULTING
                                                                 ON          GAIN ON         ON              ON             FROM
SUBACCOUNT                                                   INVESTMENTS    INVESTMENTS   INVESTMENTS    INVESTMENTS     OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
NB AMT Mid Cap Growth I Class                                $   420,912    $        --   $   420,912    $  1,021,992   $ 1,344,625
NB AMT Mid Cap Intrinsic Value I Class                            18,203        763,894       782,097        (400,492)      379,276
PIMCO VIT CommodityRealReturn Strategy Administrative Class     (114,124)       129,365        15,241          65,330       164,109
Putnam VT Global Health Care Class IB                             (5,419)        66,650        61,231          53,779       119,371
Putnam VT Growth & Income Class IB                                (1,537)            --        (1,537)        143,188       148,213

See accompanying notes.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

STATEMENTS OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2011 AND 2012

                                                                            ABVPSF
                                                                            GLOBAL         ABVPSF         ABVPSF         ABVPSF
                                                                           THEMATIC      GROWTH AND   INTERNATIONAL    LARGE CAP
                                                                            GROWTH         INCOME         VALUE         GROWTH
                                                                           CLASS A        CLASS A        CLASS A        CLASS A
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   1,251,812  $   6,686,678  $   2,697,044  $   1,610,009
Changes From Operations:
 - Net investment income (loss)                                                (1,649)        41,704         91,913         (7,814)
 - Net realized gain (loss) on investments                                     29,480       (162,174)      (167,310)        11,024
 - Net change in unrealized appreciation or depreciation on investments      (316,485)       469,321       (452,324)       (75,153)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (288,654)       348,851       (527,721)       (71,943)
Changes From Unit Transactions:
 - Contract purchases                                                          60,155        404,423        281,013         70,870
 - Contract withdrawals                                                       (74,142)      (360,638)      (196,501)       (74,521)
 - Contract transfers                                                          11,414       (441,398)        24,706         80,563
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         (2,573)      (397,613)       109,218         76,912
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (291,227)       (48,762)      (418,503)         4,969
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               960,585      6,637,916      2,278,541      1,614,978
Changes From Operations:
 - Net investment income (loss)                                                (6,925)        58,772         28,764         (8,511)
 - Net realized gain (loss) on investments                                     (1,348)       (23,652)       (93,032)        62,285
 - Net change in unrealized appreciation or depreciation on investments       131,833      1,045,731        402,635        191,451
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               123,560      1,080,851        338,367        245,225
Changes From Unit Transactions:
 - Contract purchases                                                         109,761        312,090        225,036         61,212
 - Contract withdrawals                                                       (62,999)      (303,054)      (186,669)       (62,165)
 - Contract transfers                                                         (70,697)      (510,135)        63,577       (244,121)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (23,935)      (501,099)       101,944       (245,074)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        99,625        579,752        440,311            151
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   1,060,210  $   7,217,668  $   2,718,852  $   1,615,129
                                                                        =============  =============  =============  =============

See accompanying notes.

                                                                                          AMERICAN       AMERICAN
                                                                            ABVPSF      CENTURY VP        FUNDS
                                                                           SMALL/MID     INFLATION        GLOBAL
                                                                           CAP VALUE     PROTECTION       GROWTH
                                                                           CLASS A        CLASS I        CLASS 2
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   9,010,587  $   8,337,164  $   9,156,963
Changes From Operations:
 - Net investment income (loss)                                               (18,930)       323,279         63,063
 - Net realized gain (loss) on investments                                     49,468        210,294         57,618
 - Net change in unrealized appreciation or depreciation on investments      (877,341)       443,190       (986,586)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (846,803)       976,763       (865,905)
Changes From Unit Transactions:
 - Contract purchases                                                         493,694        728,199        629,020
 - Contract withdrawals                                                      (505,869)      (518,223)      (683,602)
 - Contract transfers                                                             976        209,119        179,730
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (11,199)       419,095        125,148
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (858,002)     1,395,858       (740,757)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             8,152,585      9,733,022      8,416,206
Changes From Operations:
 - Net investment income (loss)                                               (14,056)       195,968         29,537
 - Net realized gain (loss) on investments                                    431,719        384,071        103,489
 - Net change in unrealized appreciation or depreciation on investments     1,007,661         74,574      1,700,869
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,425,324        654,613      1,833,895
Changes From Unit Transactions:
 - Contract purchases                                                       1,663,628        780,748        766,238
 - Contract withdrawals                                                      (794,452)      (774,884)      (456,819)
 - Contract transfers                                                        (395,414)      (352,225)      (160,419)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        473,762       (346,361)       149,000
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,899,086        308,252      1,982,895
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  10,051,671  $  10,041,274  $  10,399,101
                                                                        =============  =============  =============

                                                                           AMERICAN
                                                                            FUNDS                       AMERICAN
                                                                            GLOBAL         AMERICAN       FUNDS
                                                                            SMALL          FUNDS         GROWTH-
                                                                        CAPITALIZATION     GROWTH         INCOME
                                                                           CLASS 2         CLASS 2        CLASS 2
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  11,652,865  $  48,470,447  $  36,524,058
Changes From Operations:
 - Net investment income (loss)                                                65,120        (58,904)       295,211
 - Net realized gain (loss) on investments                                    114,533        583,703        150,096
 - Net change in unrealized appreciation or depreciation on investments    (2,369,260)    (2,719,894)    (1,332,862)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS            (2,189,607)    (2,195,095)      (887,555)
Changes From Unit Transactions:
 - Contract purchases                                                         625,178      3,086,352      2,417,531
 - Contract withdrawals                                                      (593,201)    (3,140,127)    (2,563,160)
 - Contract transfers                                                        (509,999)    (2,793,584)    (1,263,259)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (478,022)    (2,847,359)    (1,408,888)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (2,667,629)    (5,042,454)    (2,296,443)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             8,985,236     43,427,993     34,227,615
Changes From Operations:
 - Net investment income (loss)                                                60,921         32,323        338,844
 - Net realized gain (loss) on investments                                      1,414        682,916        368,569
 - Net change in unrealized appreciation or depreciation on investments     1,534,512      6,621,420      4,938,132
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,596,847      7,336,659      5,645,545
Changes From Unit Transactions:
 - Contract purchases                                                         674,049      4,270,996      2,896,954
 - Contract withdrawals                                                      (392,754)    (3,284,509)    (2,248,623)
 - Contract transfers                                                         (10,464)    (1,692,534)    (1,580,120)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        270,831       (706,047)      (931,789)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,867,678      6,630,612      4,713,756
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  10,852,914  $  50,058,605  $  38,941,371
                                                                        =============  =============  =============

                                                                                                         DELAWARE
                                                                                                            VIP
                                                                           AMERICAN      BLACKROCK      DIVERSIFIED
                                                                            FUNDS         GLOBAL          INCOME
                                                                        INTERNATIONAL  ALLOCATION V.I.   STANDARD
                                                                           CLASS 2        CLASS I         CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  21,852,062  $   6,268,444  $   12,700,098
Changes From Operations:
 - Net investment income (loss)                                               234,012        147,669         422,036
 - Net realized gain (loss) on investments                                     55,932        187,510         711,163
 - Net change in unrealized appreciation or depreciation on investments    (3,534,990)      (734,129)       (417,256)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS            (3,245,046)      (398,950)        715,943
Changes From Unit Transactions:
 - Contract purchases                                                       1,887,608      1,167,900       1,205,814
 - Contract withdrawals                                                    (1,413,807)      (501,435)       (805,996)
 - Contract transfers                                                         366,467      1,238,268         511,355
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        840,268      1,904,733         911,173
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (2,404,778)     1,505,783       1,627,116
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                            19,447,284      7,774,227      14,327,214
Changes From Operations:
 - Net investment income (loss)                                               189,861        133,075         373,233
 - Net realized gain (loss) on investments                                   (109,272)        54,302         567,640
 - Net change in unrealized appreciation or depreciation on investments     3,320,429        688,530          56,888
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             3,401,018        875,907         997,761
Changes From Unit Transactions:
 - Contract purchases                                                       2,812,567      1,838,266       1,354,665
 - Contract withdrawals                                                    (1,544,046)      (542,701)     (1,396,173)
 - Contract transfers                                                         265,191      2,115,894       3,391,069
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      1,533,712      3,411,459       3,349,561
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     4,934,730      4,287,366       4,347,322
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $  24,382,014  $  12,061,593  $   18,674,536
                                                                        =============  =============  ==============

See accompanying notes.

                                                                                                         DELAWARE
                                                                           DELAWARE                        VIP
                                                                             VIP          DELAWARE     LIMITED-TERM
                                                                           EMERGING         VIP        DIVERSIFIED      DELAWARE
                                                                            MARKETS      HIGH YIELD       INCOME        VIP REIT
                                                                           STANDARD       STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  20,201,878  $  13,404,494  $   2,051,681  $  10,678,820
Changes From Operations:
 - Net investment income (loss)                                               226,499      1,122,581         31,137        100,079
 - Net realized gain (loss) on investments                                    204,741        136,224         46,704       (101,739)
 - Net change in unrealized appreciation or depreciation on investments    (4,605,778)    (1,116,684)       (21,268)       933,227
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS            (4,174,538)       142,121         56,573        931,567
Changes From Unit Transactions:
 - Contract purchases                                                       1,158,931        640,556        259,268        479,072
 - Contract withdrawals                                                    (1,027,860)      (649,618)      (111,464)      (491,214)
 - Contract transfers                                                        (329,159)      (635,857)       346,535     (2,370,648)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (198,088)      (644,919)       494,339     (2,382,790)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (4,372,626)      (502,798)       550,912     (1,451,223)
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                            15,829,252     12,901,696      2,602,593      9,227,597
Changes From Operations:
 - Net investment income (loss)                                                61,712      1,098,478         29,873         99,461
 - Net realized gain (loss) on investments                                     96,229        209,732         31,917        236,609
 - Net change in unrealized appreciation or depreciation on investments     2,019,125      1,011,172         (3,231)     1,158,776
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             2,177,066      2,319,382         58,559      1,494,846
Changes From Unit Transactions:
 - Contract purchases                                                       1,099,574      2,219,971        372,085        709,623
 - Contract withdrawals                                                    (1,745,848)      (886,628)      (134,214)      (799,260)
 - Contract transfers                                                         290,349         58,198       (116,475)       791,193
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (355,925)     1,391,541        121,396        701,556
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,821,141      3,710,923        179,955      2,196,402
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  17,650,393  $  16,612,619  $   2,782,548  $  11,423,999
                                                                        =============  =============  =============  =============


See accompanying notes.

                                                                           DELAWARE       DELAWARE
                                                                             VIP            VIP          DELAWARE
                                                                          SMALL CAP       SMID CAP         VIP
                                                                            VALUE          GROWTH      U.S. GROWTH
                                                                           STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  20,873,357  $  12,880,078  $   1,118,407
Changes From Operations:
 - Net investment income (loss)                                               (50,670)        24,004         (5,532)
 - Net realized gain (loss) on investments                                    639,443        910,482         37,416
 - Net change in unrealized appreciation or depreciation on investments    (1,067,890)        22,501         56,733
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (479,117)       956,987         88,617
Changes From Unit Transactions:
 - Contract purchases                                                         863,758        647,892        136,300
 - Contract withdrawals                                                    (1,622,941)    (1,122,760)       (61,866)
 - Contract transfers                                                        (123,734)      (966,919)       105,017
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (882,917)    (1,441,787)       179,451
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (1,362,034)      (484,800)       268,068
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                            19,511,323     12,395,278      1,386,475
Changes From Operations:
 - Net investment income (loss)                                               (34,189)       (73,074)       (14,090)
 - Net realized gain (loss) on investments                                  1,903,840      1,022,621         28,415
 - Net change in unrealized appreciation or depreciation on investments       571,658        286,691        230,079
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             2,441,309      1,236,238        244,404
Changes From Unit Transactions:
 - Contract purchases                                                         799,931        803,082        307,041
 - Contract withdrawals                                                    (1,436,813)      (650,028)       (93,466)
 - Contract transfers                                                        (696,157)       121,313      1,032,637
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (1,333,039)       274,367      1,246,212
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,108,270      1,510,605      1,490,616
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  20,619,593  $  13,905,883  $   2,877,091
                                                                        =============  =============  =============

                                                                                            DWS
                                                                           DELAWARE     ALTERNATIVE
                                                                             VIP           ASSET           DWS
                                                                            VALUE        ALLOCATION     EQUITY 500
                                                                           STANDARD         VIP         INDEX VIP
                                                                            CLASS          CLASS A        CLASS A
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   9,013,792  $     971,795  $  41,092,240
Changes From Operations:
 - Net investment income (loss)                                               115,343          9,266        374,995
 - Net realized gain (loss) on investments                                    (36,474)        17,413        871,797
 - Net change in unrealized appreciation or depreciation on investments       741,324        (66,459)      (684,077)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               820,193        (39,780)       562,715
Changes From Unit Transactions:
 - Contract purchases                                                         443,384         74,925      2,340,588
 - Contract withdrawals                                                      (486,369)       (43,341)    (2,455,715)
 - Contract transfers                                                         854,799       (164,833)    (3,990,443)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        811,814       (133,249)    (4,105,570)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,632,007       (173,029)    (3,542,855)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                            10,645,799        798,766     37,549,385
Changes From Operations:
 - Net investment income (loss)                                               180,364         21,766        409,816
 - Net realized gain (loss) on investments                                     88,347         20,119        951,827
 - Net change in unrealized appreciation or depreciation on investments     1,289,037         30,583      4,079,306
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,557,748         72,468      5,440,949
Changes From Unit Transactions:
 - Contract purchases                                                         800,929        106,859      1,530,457
 - Contract withdrawals                                                      (656,481)       (45,550)    (4,371,168)
 - Contract transfers                                                       1,271,582       (148,632)       675,364
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      1,416,030        (87,323)    (2,165,347)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     2,973,778        (14,855)     3,275,602
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  13,619,577  $     783,911  $  40,824,987
                                                                        =============  =============  =============

                                                                                        FIDELITY VIP
                                                                             DWS           ASSET       FIDELITY VIP
                                                                          SMALL CAP       MANAGER       CONTRAFUND
                                                                          INDEX VIP       INITIAL         SERVICE
                                                                           CLASS A         CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   6,047,653  $     881,990  $   30,489,585
Changes From Operations:
 - Net investment income (loss)                                                 6,261          9,873          64,668
 - Net realized gain (loss) on investments                                     69,907          5,964         (43,009)
 - Net change in unrealized appreciation or depreciation on investments      (339,197)       (38,795)     (1,068,177)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (263,029)       (22,958)     (1,046,518)
Changes From Unit Transactions:
 - Contract purchases                                                         304,567         33,635       1,945,670
 - Contract withdrawals                                                      (328,874)      (264,210)     (2,035,255)
 - Contract transfers                                                        (572,395)       142,891         547,384
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (596,702)       (87,684)        457,799
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (859,731)      (110,642)       (588,719)
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                             5,187,922        771,348      29,900,866
Changes From Operations:
 - Net investment income (loss)                                                 7,963          6,131         169,300
 - Net realized gain (loss) on investments                                     97,310          7,838         271,059
 - Net change in unrealized appreciation or depreciation on investments       656,081         74,220       4,115,589
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               761,354         88,189       4,555,948
Changes From Unit Transactions:
 - Contract purchases                                                         307,460         35,163       3,120,876
 - Contract withdrawals                                                      (490,665)       (68,085)     (3,440,358)
 - Contract transfers                                                        (240,731)           367        (549,812)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (423,936)       (32,555)       (869,294)
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       337,418         55,634       3,686,654
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $   5,525,340  $     826,982  $   33,587,520
                                                                        =============  =============  ==============

See accompanying notes.


                                                                        FIDELITY VIP   FIDELITY VIP                  FIDELITY VIP
                                                                           EQUITY-        EQUITY-     FIDELITY VIP      GROWTH
                                                                           INCOME         INCOME         GROWTH      OPPORTUNITIES
                                                                           INITIAL        SERVICE        SERVICE        SERVICE
                                                                            CLASS          CLASS          CLASS          CLASS
                                                                          SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   2,882,143  $   1,929,510  $   7,170,495  $   1,044,004
Changes From Operations:
 - Net investment income (loss)                                                44,453         28,697        (38,656)        (8,008)
 - Net realized gain (loss) on investments                                   (129,987)       (40,018)       167,219         28,969
 - Net change in unrealized appreciation or depreciation on investments        41,830         26,115       (196,672)        (4,198)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (43,704)        14,794        (68,109)        16,763
Changes From Unit Transactions:
 - Contract purchases                                                         137,101        110,472        459,223         89,120
 - Contract withdrawals                                                      (621,055)      (319,845)      (381,811)      (109,498)
 - Contract transfers                                                         184,244         (2,344)       227,335        (15,544)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (299,710)      (211,717)       304,747        (35,922)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (343,414)      (196,923)       236,638        (19,159)
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             2,538,729      1,732,587      7,407,133      1,024,845
Changes From Operations:
 - Net investment income (loss)                                                44,531         41,283        (21,709)        (6,896)
 - Net realized gain (loss) on investments                                     79,741         99,376        407,905         39,138
 - Net change in unrealized appreciation or depreciation on investments       238,508        136,771        619,840        159,466
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               362,780        277,430      1,006,036        191,708
Changes From Unit Transactions:
 - Contract purchases                                                         104,260         94,833        509,868         96,617
 - Contract withdrawals                                                      (410,314)      (144,218)      (984,613)      (105,269)
 - Contract transfers                                                        (523,813)       (92,267)      (863,886)       219,592
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (829,867)      (141,652)    (1,338,631)       210,940
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (467,087)       135,778       (332,595)       402,648
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   2,071,642  $   1,868,365  $   7,074,538  $   1,427,493
                                                                        =============  =============  =============  =============


See accompanying notes.

                                                                                        FIDELITY VIP
                                                                        FIDELITY VIP     INVESTMENT
                                                                            HIGH            GRADE     FIDELITY VIP
                                                                           INCOME           BOND         MID CAP
                                                                           SERVICE         INITIAL       SERVICE
                                                                            CLASS           CLASS         CLASS
                                                                         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   2,226,543  $   3,555,744  $   3,918,597
Changes From Operations:
 - Net investment income (loss)                                               116,729         78,885        (17,581)
 - Net realized gain (loss) on investments                                     15,759        112,768         78,331
 - Net change in unrealized appreciation or depreciation on investments       (59,876)        17,251       (528,641)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                72,612        208,904       (467,891)
Changes From Unit Transactions:
 - Contract purchases                                                          73,715        134,260        370,872
 - Contract withdrawals                                                      (146,176)      (399,356)      (221,868)
 - Contract transfers                                                        (287,810)      (222,181)        98,081
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (360,271)      (487,277)       247,085
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (287,659)      (278,373)      (220,806)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             1,938,884      3,277,371      3,697,791
Changes From Operations:
 - Net investment income (loss)                                               109,237         49,105         (1,210)
 - Net realized gain (loss) on investments                                      5,787        140,186        419,941
 - Net change in unrealized appreciation or depreciation on investments       143,930        (10,268)       122,446
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               258,954        179,023        541,177
Changes From Unit Transactions:
 - Contract purchases                                                         112,090        142,051        425,869
 - Contract withdrawals                                                       (84,549)      (824,272)      (250,645)
 - Contract transfers                                                          46,285        589,056        281,165
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         73,826        (93,165)       456,389
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       332,780         85,858        997,566
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   2,271,664  $   3,363,229  $   4,695,357
                                                                        =============  =============  =============

                                                                                                         FTVIPT
                                                                                           FTVIPT       FRANKLIN
                                                                        FIDELITY VIP      FRANKLIN      SMALL-MID
                                                                          OVERSEAS         INCOME      CAP GROWTH
                                                                           SERVICE       SECURITIES    SECURITIES
                                                                            CLASS          CLASS 1       CLASS 1
                                                                         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   3,396,718  $   2,933,491  $   4,950,388
Changes From Operations:
 - Net investment income (loss)                                                22,215        163,646        (33,917)
 - Net realized gain (loss) on investments                                    (26,767)        42,030        140,106
 - Net change in unrealized appreciation or depreciation on investments      (651,764)       (95,594)      (340,399)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (656,316)       110,082       (234,210)
Changes From Unit Transactions:
 - Contract purchases                                                         200,516        207,623        317,710
 - Contract withdrawals                                                      (159,102)      (200,507)      (296,678)
 - Contract transfers                                                         303,383      1,301,601       (252,148)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        344,797      1,308,717       (231,116)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (311,519)     1,418,799       (465,326)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             3,085,199      4,352,290      4,485,062
Changes From Operations:
 - Net investment income (loss)                                                36,194        288,235        (32,453)
 - Net realized gain (loss) on investments                                    (74,421)        44,656        477,724
 - Net change in unrealized appreciation or depreciation on investments       638,129        229,092         16,574
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               599,902        561,983        461,845
Changes From Unit Transactions:
 - Contract purchases                                                         291,559        474,864        242,442
 - Contract withdrawals                                                      (267,083)      (326,602)      (393,727)
 - Contract transfers                                                        (293,504)       288,273       (532,122)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (269,028)       436,535       (683,407)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       330,874        998,518       (221,562)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   3,416,073  $   5,350,808  $   4,263,500
                                                                        =============  =============  =============

                                                                            FTVIPT        FTVIPT        FTVIPT
                                                                            MUTUAL       TEMPLETON     TEMPLETON
                                                                            SHARES        FOREIGN       FOREIGN
                                                                          SECURITIES    SECURITIES    SECURITIES
                                                                            CLASS 1       CLASS 1       CLASS 2
                                                                          SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   2,029,719  $   3,561,118  $    4,364,676
Changes From Operations:
 - Net investment income (loss)                                                45,376         36,931          38,939
 - Net realized gain (loss) on investments                                     (8,465)       (20,970)        (18,539)
 - Net change in unrealized appreciation or depreciation on investments       (70,428)      (365,059)       (516,771)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (33,517)      (349,098)       (496,371)
Changes From Unit Transactions:
 - Contract purchases                                                         259,357        127,906         208,862
 - Contract withdrawals                                                      (157,082)      (468,834)       (315,484)
 - Contract transfers                                                         181,239        (84,488)          4,461
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        283,514       (425,416)       (102,161)
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       249,997       (774,514)       (598,532)
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                             2,279,716      2,786,604       3,766,144
Changes From Operations:
 - Net investment income (loss)                                                46,612         69,343          84,269
 - Net realized gain (loss) on investments                                      6,740        (61,825)        (33,045)
 - Net change in unrealized appreciation or depreciation on investments       276,635        446,677         588,719
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               329,987        454,195         639,943
Changes From Unit Transactions:
 - Contract purchases                                                         337,963        106,564         182,144
 - Contract withdrawals                                                      (146,031)      (303,656)       (234,745)
 - Contract transfers                                                          47,405       (135,718)         14,461
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        239,337       (332,810)        (38,140)
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       569,324        121,385         601,803
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $   2,849,040  $   2,907,989  $    4,367,947
                                                                        =============  =============  ==============

See accompanying notes.

                                                                            FTVIPT         FTVIPT        FTVIPT
                                                                          TEMPLETON      TEMPLETON      TEMPLETON     INVESCO V.I.
                                                                         GLOBAL BOND       GROWTH         GROWTH        CAPITAL
                                                                          SECURITIES    SECURITIES      SECURITIES   APPRECIATION
                                                                           CLASS 1        CLASS 1        CLASS 2       SERIES I
                                                                          SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   6,495,713  $   3,519,568  $   1,913,820  $  10,220,051
Changes From Operations:
 - Net investment income (loss)                                               311,530         28,202         10,662        (61,719)
 - Net realized gain (loss) on investments                                    180,777        (81,493)       (12,881)      (133,398)
 - Net change in unrealized appreciation or depreciation on investments      (625,423)      (169,828)      (113,473)      (580,562)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (133,116)      (223,119)      (115,692)      (775,679)
Changes From Unit Transactions:
 - Contract purchases                                                         731,879        171,480         83,148        692,535
 - Contract withdrawals                                                      (325,360)      (338,096)      (133,009)    (1,270,442)
 - Contract transfers                                                         801,529        (56,975)      (437,767)      (747,173)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      1,208,048       (223,591)      (487,628)    (1,325,080)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,074,932       (446,710)      (603,320)    (2,100,759)
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             7,570,645      3,072,858      1,310,500      8,119,292
Changes From Operations:
 - Net investment income (loss)                                               427,287         53,046         16,102        (23,058)
 - Net realized gain (loss) on investments                                    156,845        (32,672)        (9,976)        35,119
 - Net change in unrealized appreciation or depreciation on investments       415,872        607,313        235,544      1,223,160
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,000,004        627,687        241,670      1,235,221
Changes From Unit Transactions:
 - Contract purchases                                                         597,808        136,087         75,931        242,301
 - Contract withdrawals                                                      (396,945)      (215,350)       (93,641)      (187,542)
 - Contract transfers                                                      (1,801,033)      (102,591)      (128,582)    (9,409,272)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (1,600,170)      (181,854)      (146,292)    (9,354,513)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (600,166)       445,833         95,378     (8,119,292)
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   6,970,479  $   3,518,691  $   1,405,878  $          --
                                                                        =============  =============  =============  =============


See accompanying notes.

                                                                        INVESCO V.I.    INVESCO V.I.  INVESCO V.I.
                                                                            CORE        DIVERSIFIED   INTERNATIONAL
                                                                           EQUITY          INCOME        GROWTH
                                                                          SERIES I        SERIES I      SERIES I
                                                                         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  12,276,180  $     679,496  $   6,107,265
Changes From Operations:
 - Net investment income (loss)                                                19,084         28,755         43,885
 - Net realized gain (loss) on investments                                    192,051        (32,403)        71,929
 - Net change in unrealized appreciation or depreciation on investments      (283,216)        43,372       (565,753)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (72,081)        39,724       (449,939)
Changes From Unit Transactions:
 - Contract purchases                                                         696,035         40,336        226,868
 - Contract withdrawals                                                    (1,380,894)      (204,443)      (283,977)
 - Contract transfers                                                        (334,291)        14,474        (85,514)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (1,019,150)      (149,633)      (142,623)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (1,091,231)      (109,909)      (592,562)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                            11,184,949        569,587      5,514,703
Changes From Operations:
 - Net investment income (loss)                                                21,450         37,034         41,030
 - Net realized gain (loss) on investments                                    139,153        (16,410)       108,047
 - Net change in unrealized appreciation or depreciation on investments     1,281,880         53,086        642,978
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,442,483         73,710        792,055
Changes From Unit Transactions:
 - Contract purchases                                                         728,009         43,426        173,750
 - Contract withdrawals                                                      (808,554)       (72,710)      (375,252)
 - Contract transfers                                                         (27,454)       (18,446)        55,002
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (107,999)       (47,730)      (146,500)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,334,484         25,980        645,555
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  12,519,433  $     595,567  $   6,160,258
                                                                        =============  =============  =============

                                                                         INVESCO VAN    JANUS ASPEN    JANUS ASPEN
                                                                         KAMPEN V.I.      SERIES         SERIES
                                                                          AMERICAN       BALANCED       BALANCED
                                                                          FRANCHISE    INSTITUTIONAL     SERVICE
                                                                           SERIES I        CLASS          CLASS
                                                                         SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $          --  $  10,567,853  $   1,776,768
Changes From Operations:
 - Net investment income (loss)                                                    --        161,446         28,766
 - Net realized gain (loss) on investments                                         --        757,947        115,026
 - Net change in unrealized appreciation or depreciation on investments            --       (802,849)      (139,303)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                    --        116,544          4,489
Changes From Unit Transactions:
 - Contract purchases                                                              --        566,346         64,474
 - Contract withdrawals                                                            --       (581,795)      (113,126)
 - Contract transfers                                                              --     (1,076,597)       324,734
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS             --     (1,092,046)       276,082
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                            --       (975,502)       280,571
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                                    --      9,592,351      2,057,339
Changes From Operations:
 - Net investment income (loss)                                               (45,364)       197,836         35,716
 - Net realized gain (loss) on investments                                    (60,393)       839,580        167,755
 - Net change in unrealized appreciation or depreciation on investments      (200,727)        97,453         47,946
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (306,484)     1,134,869        251,417
Changes From Unit Transactions:
 - Contract purchases                                                         307,045        525,080         60,896
 - Contract withdrawals                                                      (695,456)    (1,705,473)       (65,996)
 - Contract transfers                                                       9,086,657       (375,453)      (187,409)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      8,698,246     (1,555,846)      (192,509)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     8,391,762       (420,977)        58,908
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   8,391,762  $   9,171,374  $   2,116,247
                                                                        =============  =============  =============

                                                                         JANUS ASPEN    JANUS ASPEN   JANUS ASPEN
                                                                           SERIES      SERIES GLOBAL     SERIES
                                                                         ENTERPRISE      TECHNOLOGY     WORLDWIDE
                                                                           SERVICE        SERVICE     INSTITUTIONAL
                                                                            CLASS          CLASS          CLASS
                                                                         SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   1,803,732  $   3,141,515  $    7,555,809
Changes From Operations:
 - Net investment income (loss)                                               (14,069)       (24,324)        (15,613)
 - Net realized gain (loss) on investments                                     68,850         69,733          22,439
 - Net change in unrealized appreciation or depreciation on investments       (97,001)      (337,820)     (1,034,676)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (42,220)      (292,411)     (1,027,850)
Changes From Unit Transactions:
 - Contract purchases                                                          94,546        178,699         504,212
 - Contract withdrawals                                                       (87,105)      (105,769)       (463,317)
 - Contract transfers                                                        (198,097)      (155,111)       (392,321)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (190,656)       (82,181)       (351,426)
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (232,876)      (374,592)     (1,379,276)
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                             1,570,856      2,766,923       6,176,533
Changes From Operations:
 - Net investment income (loss)                                               (13,267)       (25,941)          4,474
 - Net realized gain (loss) on investments                                     37,260         65,591          (4,958)
 - Net change in unrealized appreciation or depreciation on investments       224,969        481,393       1,173,718
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               248,962        521,043       1,173,234
Changes From Unit Transactions:
 - Contract purchases                                                          80,604        193,831         399,878
 - Contract withdrawals                                                       (72,842)       (99,476)       (470,281)
 - Contract transfers                                                         (47,270)       (33,166)       (359,954)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (39,508)        61,189        (430,357)
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       209,454        582,232         742,877
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $   1,780,310  $   3,349,155  $    6,919,410
                                                                        =============  =============  ==============

See accompanying notes.

                                                                                                                         LVIP
                                                                                                                       BLACKROCK
                                                                         JANUS ASPEN       LVIP                         EQUITY
                                                                            SERIES     BARON GROWTH       LVIP          DIVIDEND
                                                                          WORLDWIDE    OPPORTUNITIES  BARON GROWTH        RPM
                                                                           SERVICE       STANDARD     OPPORTUNITIES    STANDARD
                                                                            CLASS          CLASS      SERVICE CLASS      CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   1,574,963  $      88,099  $   4,999,734  $   2,791,888
Changes From Operations:
 - Net investment income (loss)                                                (4,980)          (932)       (34,079)         5,129
 - Net realized gain (loss) on investments                                      3,389          1,688        380,385        (17,762)
 - Net change in unrealized appreciation or depreciation on investments      (252,400)        (2,901)      (160,208)       (66,941)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (253,991)        (2,145)       186,098        (79,574)
Changes From Unit Transactions:
 - Contract purchases                                                          57,529         10,724        327,150        222,787
 - Contract withdrawals                                                       (68,563)        (3,767)      (310,910)      (183,561)
 - Contract transfers                                                         169,517         69,327       (969,832)        (7,366)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        158,483         76,284       (953,592)        31,860
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       (95,508)        74,139       (767,494)       (47,714)
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             1,479,455        162,238      4,232,240      2,744,174
Changes From Operations:
 - Net investment income (loss)                                                  (102)         1,325         27,241         (2,849)
 - Net realized gain (loss) on investments                                     12,210         20,159        366,679         (5,878)
 - Net change in unrealized appreciation or depreciation on investments       266,753          6,857        375,573        452,633
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               278,861         28,341        769,493        443,906
Changes From Unit Transactions:
 - Contract purchases                                                          50,483         10,681        301,869        241,683
 - Contract withdrawals                                                       (67,110)        (5,632)      (270,160)      (172,031)
 - Contract transfers                                                         (21,468)       (19,454)       492,302        185,480
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (38,095)       (14,405)       524,011        255,132
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       240,766         13,936      1,293,504        699,038
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   1,720,221  $     176,174  $   5,525,744  $   3,443,212
                                                                        =============  =============  =============  =============

See accompanying notes.

                                                                            LVIP
                                                                          BLACKROCK                       LVIP
                                                                          INFLATION        LVIP          CLARION
                                                                          PROTECTED       CAPITAL        GLOBAL
                                                                            BOND          GROWTH       REAL ESTATE
                                                                           STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
 ------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $      18,721  $     334,020  $   1,560,447
Changes From Operations:
 - Net investment income (loss)                                                 8,733         (2,150)        (9,670)
 - Net realized gain (loss) on investments                                     (4,477)         3,909         56,716
 - Net change in unrealized appreciation or depreciation on investments        11,367        (39,108)      (197,553)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                15,623        (37,349)      (150,507)
Changes From Unit Transactions:
 - Contract purchases                                                          74,084         24,462        180,761
 - Contract withdrawals                                                       (21,967)       (31,587)      (163,503)
 - Contract transfers                                                         453,700        147,393         59,266
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        505,817        140,268         76,524
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       521,440        102,919        (73,983)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               540,161        436,939      1,486,464
Changes From Operations:
 - Net investment income (loss)                                                (9,795)        (2,527)       (10,766)
 - Net realized gain (loss) on investments                                     75,938         10,682         49,851
 - Net change in unrealized appreciation or depreciation on investments        25,799         80,717        336,248
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                91,942         88,872        375,333
Changes From Unit Transactions:
 - Contract purchases                                                         332,918         84,067        270,994
 - Contract withdrawals                                                       (91,896)       (46,460)      (211,939)
 - Contract transfers                                                         959,971        118,332        106,237
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      1,200,993        155,939        165,292
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,292,935        244,811        540,625
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   1,833,096  $     681,750  $   2,027,089
                                                                        =============  =============  =============

                                                                            LVIP                          LVIP
                                                                          COLUMBIA                       DELAWARE
                                                                        SMALL-MID CAP      LVIP        DIVERSIFIED
                                                                          GROWTH RPM   DELAWARE BOND  FLOATING RATE
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     802,523  $  39,804,267  $     485,726
Changes From Operations:
 - Net investment income (loss)                                                (6,167)     1,184,624         13,277
 - Net realized gain (loss) on investments                                     86,362      1,459,878            423
 - Net change in unrealized appreciation or depreciation on investments      (141,255)        52,969        (24,442)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (61,060)     2,697,471        (10,742)
Changes From Unit Transactions:
 - Contract purchases                                                          38,982      3,671,182         64,952
 - Contract withdrawals                                                       (85,845)    (3,426,359)       (22,324)
 - Contract transfers                                                         258,471      2,216,526        416,777
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        211,608      2,461,349        459,405
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       150,548      5,158,820        448,663
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               953,071     44,963,087        934,389
Changes From Operations:
 - Net investment income (loss)                                                (5,526)       695,395          9,024
 - Net realized gain (loss) on investments                                     85,592      1,520,640           (279)
 - Net change in unrealized appreciation or depreciation on investments       (14,109)       544,969         25,976
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                65,957      2,761,004         34,721
Changes From Unit Transactions:
 - Contract purchases                                                          90,609      2,896,124         49,943
 - Contract withdrawals                                                       (48,727)    (3,685,167)       (30,918)
 - Contract transfers                                                        (162,282)     4,454,476         37,745
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (120,400)     3,665,433         56,770
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       (54,443)     6,426,437         91,491
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     898,628  $  51,389,524  $   1,025,880
                                                                        =============  =============  =============

                                                                            LVIP
                                                                          DELAWARE         LVIP           LVIP
                                                                          FOUNDATION     DELAWARE       DELAWARE
                                                                          AGGRESSIVE      GROWTH         SOCIAL
                                                                          ALLOCATION    AND INCOME      AWARENESS
                                                                           STANDARD      STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   2,815,721  $     451,103  $      757,536
Changes From Operations:
 - Net investment income (loss)                                                40,373          3,185           2,116
 - Net realized gain (loss) on investments                                     (2,654)         1,314           5,743
 - Net change in unrealized appreciation or depreciation on investments      (114,168)        (7,635)        (20,481)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (76,449)        (3,136)        (12,622)
Changes From Unit Transactions:
 - Contract purchases                                                         125,130         82,094          68,367
 - Contract withdrawals                                                      (136,281)       (36,889)        (45,927)
 - Contract transfers                                                         (37,745)       108,774         229,840
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (48,896)       153,979         252,280
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (125,345)       150,843         239,658
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                             2,690,376        601,946         997,194
Changes From Operations:
 - Net investment income (loss)                                                28,927          4,151              56
 - Net realized gain (loss) on investments                                     (4,392)         4,544          63,490
 - Net change in unrealized appreciation or depreciation on investments       304,242         83,704          56,624
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               328,777         92,399         120,170
Changes From Unit Transactions:
 - Contract purchases                                                         122,440         82,576          48,339
 - Contract withdrawals                                                      (168,937)       (41,451)       (111,993)
 - Contract transfers                                                        (223,153)        82,248        (274,821)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (269,650)       123,373        (338,475)
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        59,127        215,772        (218,305)
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $   2,749,503  $     817,718  $      778,889
                                                                        =============  =============  ==============

See accompanying notes.

                                                                            LVIP           LVIP                          LVIP
                                                                           DELAWARE     DIMENSIONAL       LVIP       DIMENSIONAL/
                                                                           SPECIAL       NON-U.S.      DIMENSIONAL      VANGUARD
                                                                        OPPORTUNITIES     EQUITY       U.S. EQUITY     TOTAL BOND
                                                                          STANDARD       STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     480,442  $          --  $          --  $          --
Changes From Operations:
 - Net investment income (loss)                                                  (908)            --             --            185
 - Net realized gain (loss) on investments                                    115,623             --             --             19
 - Net change in unrealized appreciation or depreciation on investments       (98,894)            --             --            826
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                15,821             --             --          1,030
Changes From Unit Transactions:
 - Contract purchases                                                          27,817             --             --         57,568
 - Contract withdrawals                                                       (27,434)            --             --         (3,690)
 - Contract transfers                                                           9,996             --             --          7,951
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         10,379             --             --         61,829
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        26,200             --             --         62,859
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               506,642             --             --         62,859
Changes From Operations:
 - Net investment income (loss)                                                 2,011          7,107          4,482         44,356
 - Net realized gain (loss) on investments                                     79,381             60             57            760
 - Net change in unrealized appreciation or depreciation on investments        (4,226)        17,510         16,162        (48,535)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                77,166         24,677         20,701         (3,419)
Changes From Unit Transactions:
 - Contract purchases                                                         114,338          1,940            837         80,023
 - Contract withdrawals                                                       (38,039)        (5,452)        (8,176)       (29,502)
 - Contract transfers                                                          77,844        345,577        549,044      3,722,588
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        154,143        342,065        541,705      3,773,109
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       231,309        366,742        562,406      3,769,690
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     737,951  $     366,742  $     562,406  $   3,832,549
                                                                        =============  =============  =============  =============


See accompanying notes.

                                                                                                          LVIP
                                                                                            LVIP         JPMORGAN
                                                                             LVIP          JPMORGAN      MID CAP
                                                                        GLOBAL INCOME    HIGH YIELD     VALUE RPM
                                                                           STANDARD       STANDARD       STANDARD
                                                                             CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     404,955  $      91,352  $     378,776
Changes From Operations:
 - Net investment income (loss)                                                96,810         23,140         (3,237)
 - Net realized gain (loss) on investments                                      5,681          2,072          8,021
 - Net change in unrealized appreciation or depreciation on investments      (189,214)       (25,309)       (27,124)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (86,723)           (97)       (22,340)
Changes From Unit Transactions:
 - Contract purchases                                                          30,022         81,451         62,477
 - Contract withdrawals                                                       (52,941)       (29,931)       (26,071)
 - Contract transfers                                                       2,039,618        390,358        186,333
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      2,016,699        441,878        222,739
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,929,976        441,781        200,399
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             2,334,931        533,133        579,175
Changes From Operations:
 - Net investment income (loss)                                                51,370         47,482         (4,403)
 - Net realized gain (loss) on investments                                      1,143          1,543         17,988
 - Net change in unrealized appreciation or depreciation on investments       133,913         58,918         62,894
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               186,426        107,943         76,479
Changes From Unit Transactions:
 - Contract purchases                                                         143,891        181,301        106,164
 - Contract withdrawals                                                      (248,363)       (59,199)       (39,704)
 - Contract transfers                                                         584,199        407,310         12,091
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        479,727        529,412         78,551
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       666,153        637,355        155,030
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   3,001,084  $   1,170,488  $     734,205
                                                                        =============  =============  =============

                                                                            LVIP
                                                                             MFS                           LVIP
                                                                        INTERNATIONAL      LVIP          MID-CAP
                                                                           GROWTH        MFS VALUE        VALUE
                                                                           STANDARD       STANDARD       STANDARD
                                                                             CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   1,024,938  $   3,043,802  $     472,449
Changes From Operations:
 - Net investment income (loss)                                                21,130         32,968         (2,834)
 - Net realized gain (loss) on investments                                     (3,506)        72,117         14,871
 - Net change in unrealized appreciation or depreciation on investments      (118,482)      (125,611)       (59,765)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (100,858)       (20,526)       (47,728)
Changes From Unit Transactions:
 - Contract purchases                                                         127,325        374,400         29,808
 - Contract withdrawals                                                       (85,732)      (210,664)       (24,162)
 - Contract transfers                                                        (116,813)       582,627         74,388
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        (75,220)       746,363         80,034
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (176,078)       725,837         32,306
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               848,860      3,769,639        504,755
Changes From Operations:
 - Net investment income (loss)                                                 2,143         28,553           (682)
 - Net realized gain (loss) on investments                                     (4,406)       129,928         18,185
 - Net change in unrealized appreciation or depreciation on investments       175,379        439,478        123,646
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               173,116        597,959        141,149
Changes From Unit Transactions:
 - Contract purchases                                                         196,124        533,254         73,560
 - Contract withdrawals                                                       (75,173)      (238,038)       (41,157)
 - Contract transfers                                                          67,356       (198,301)       165,234
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        188,307         96,915        197,637
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       361,423        694,874        338,786
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   1,210,283  $   4,464,513  $     843,541
                                                                        =============  =============  =============

                                                                             LVIP
                                                                           MONDRIAN                        LVIP
                                                                        INTERNATIONAL       LVIP        PROTECTED
                                                                            VALUE      MONEY MARKET   PROFILE 2010
                                                                           STANDARD       STANDARD       STANDARD
                                                                             CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   7,465,078  $  36,720,381  $      541,754
Changes From Operations:
 - Net investment income (loss)                                               174,883       (227,084)            668
 - Net realized gain (loss) on investments                                    (83,295)            42           4,393
 - Net change in unrealized appreciation or depreciation on investments      (423,927)            --          (1,756)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (332,339)      (227,042)          3,305
Changes From Unit Transactions:
 - Contract purchases                                                         442,316     19,926,651          59,486
 - Contract withdrawals                                                      (410,184)   (13,379,918)        (24,121)
 - Contract transfers                                                        (296,399)    (6,152,154)           (473)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (264,267)       394,579          34,892
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (596,606)       167,537          38,197
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                             6,868,472     36,887,918         579,951
Changes From Operations:
 - Net investment income (loss)                                               156,062       (220,126)         10,094
 - Net realized gain (loss) on investments                                   (242,886)           168          18,301
 - Net change in unrealized appreciation or depreciation on investments       697,602             --          17,445
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               610,778       (219,958)         45,840
Changes From Unit Transactions:
 - Contract purchases                                                         393,142     51,880,285          70,556
 - Contract withdrawals                                                      (463,435)   (10,555,963)        (69,134)
 - Contract transfers                                                        (113,496)   (29,389,373)            442
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (183,789)    11,934,949           1,864
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       426,989     11,714,991          47,704
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $   7,295,461  $  48,602,909  $      627,655
                                                                        =============  =============  ==============

See accompanying notes.


                                                                                                                         LVIP
                                                                            LVIP           LVIP           LVIP         PROTECTED
                                                                          PROTECTED      PROTECTED      PROTECTED       PROFILE
                                                                         PROFILE 2020   PROFILE 2030   PROFILE 2040  CONSERVATIVE
                                                                          STANDARD       STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     821,303  $   1,298,898  $     854,164  $   3,308,522
Changes From Operations:
 - Net investment income (loss)                                                   464            (71)        (1,310)        55,711
 - Net realized gain (loss) on investments                                      4,956         78,794         14,043         15,564
 - Net change in unrealized appreciation or depreciation on investments        (9,264)       (71,930)       (32,145)        30,473
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                (3,844)         6,793        (19,412)       101,748
Changes From Unit Transactions:
 - Contract purchases                                                          53,913        132,751         99,021        804,111
 - Contract withdrawals                                                       (30,699)      (355,283)       (60,910)      (158,784)
 - Contract transfers                                                           5,845        (68,494)        58,448        693,467
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         29,059       (291,026)        96,559      1,338,794
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        25,215       (284,233)        77,147      1,440,542
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               846,518      1,014,665        931,311      4,749,064
Changes From Operations:
 - Net investment income (loss)                                                12,619         14,572          9,303        151,430
 - Net realized gain (loss) on investments                                     18,665          8,522         28,721        109,147
 - Net change in unrealized appreciation or depreciation on investments        33,651         52,874         22,771        143,369
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                64,935         75,968         60,795        403,946
Changes From Unit Transactions:
 - Contract purchases                                                          72,602        136,501        104,688        214,896
 - Contract withdrawals                                                       (75,955)       (72,907)       (47,642)      (335,033)
 - Contract transfers                                                             527         92,104        (40,551)      (188,137)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         (2,826)       155,698         16,495       (308,274)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        62,109        231,666         77,290         95,672
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     908,627  $   1,246,331  $   1,008,601  $   4,844,736
                                                                        =============  =============  =============  =============

See accompanying notes.

                                                                            LVIP           LVIP           LVIP
                                                                          PROTECTED      PROTECTED        SSGA
                                                                           PROFILE        PROFILE         BOND
                                                                            GROWTH        MODERATE        INDEX
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  13,406,421  $  14,783,404  $     751,516
Changes From Operations:
 - Net investment income (loss)                                               212,872        205,153         25,217
 - Net realized gain (loss) on investments                                     30,786        111,012         22,130
 - Net change in unrealized appreciation or depreciation on investments      (324,606)      (339,805)        13,999
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (80,948)       (23,640)        61,346
Changes From Unit Transactions:
 - Contract purchases                                                       2,265,401      2,691,209        172,967
 - Contract withdrawals                                                    (1,069,229)    (2,548,189)       (77,511)
 - Contract transfers                                                         456,499      1,682,786        507,688
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      1,652,671      1,825,806        603,144
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,571,723      1,802,166        664,490
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                            14,978,144     16,585,570      1,416,006
Changes From Operations:
 - Net investment income (loss)                                               330,733        477,374         23,374
 - Net realized gain (loss) on investments                                     94,149        150,794         30,511
 - Net change in unrealized appreciation or depreciation on investments       844,566        856,685         (4,331)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,269,448      1,484,853         49,554
Changes From Unit Transactions:
 - Contract purchases                                                       2,386,165      2,200,552        345,776
 - Contract withdrawals                                                    (1,098,943)    (1,828,215)      (155,456)
 - Contract transfers                                                        (892,373)     1,042,668       (283,968)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        394,849      1,415,005        (93,648)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,664,297      2,899,858        (44,094)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  16,642,441  $  19,485,428  $   1,371,912
                                                                        =============  =============  =============

                                                                            LVIP           LVIP           LVIP
                                                                            SSGA           SSGA           SSGA
                                                                        CONSERVATIVE   CONSERVATIVE     DEVELOPED
                                                                            INDEX        STRUCTURED   INTERNATIONAL
                                                                          ALLOCATION     ALLOCATION        150
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $      11,128  $          --  $     129,189
Changes From Operations:
 - Net investment income (loss)                                                    56            (21)         2,697
 - Net realized gain (loss) on investments                                         29          1,059           (710)
 - Net change in unrealized appreciation or depreciation on investments           546             25        (22,862)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   631          1,063        (20,875)
Changes From Unit Transactions:
 - Contract purchases                                                          33,238          2,000         25,970
 - Contract withdrawals                                                        (3,921)          (649)        (6,267)
 - Contract transfers                                                            (138)          (965)         4,726
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         29,179            386         24,429
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        29,810          1,449          3,554
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                                40,938          1,449        132,743
Changes From Operations:
 - Net investment income (loss)                                                 1,501             74          3,897
 - Net realized gain (loss) on investments                                        128             15           (786)
 - Net change in unrealized appreciation or depreciation on investments         3,198             59         28,304
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 4,827            148         31,415
Changes From Unit Transactions:
 - Contract purchases                                                          26,306          1,500         16,972
 - Contract withdrawals                                                        (3,612)          (432)       (11,165)
 - Contract transfers                                                          17,995             75         97,034
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         40,689          1,143        102,841
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        45,516          1,291        134,256
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $      86,454  $       2,740  $     266,999
                                                                        =============  =============  =============

                                                                                           LVIP
                                                                                           SSGA
                                                                            LVIP          GLOBAL          LVIP
                                                                            SSGA         TACTICAL         SSGA
                                                                          EMERGING       ALLOCATION   INTERNATIONAL
                                                                         MARKETS 100        RPM           INDEX
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $   4,353,411  $   4,044,081  $      539,874
Changes From Operations:
 - Net investment income (loss)                                                30,472         35,456           3,116
 - Net realized gain (loss) on investments                                    259,747         (2,143)        (49,038)
 - Net change in unrealized appreciation or depreciation on investments      (665,868)       (51,034)       (164,534)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS              (375,649)       (17,721)       (210,456)
Changes From Unit Transactions:
 - Contract purchases                                                         173,270        255,998          73,858
 - Contract withdrawals                                                      (124,841)      (160,721)        (29,786)
 - Contract transfers                                                      (2,517,329)       525,590         207,081
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (2,468,900)       620,867         251,153
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (2,844,549)       603,146          40,697
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                             1,508,862      4,647,227         580,571
Changes From Operations:
 - Net investment income (loss)                                                38,658        153,206          11,463
 - Net realized gain (loss) on investments                                     19,982          3,869          (2,458)
 - Net change in unrealized appreciation or depreciation on investments        70,223        359,358         113,258
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               128,863        516,433         122,263
Changes From Unit Transactions:
 - Contract purchases                                                         269,638        495,059         146,968
 - Contract withdrawals                                                       (93,221)      (272,415)        (72,235)
 - Contract transfers                                                         374,492        326,783         147,678
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        550,909        549,427         222,411
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       679,772      1,065,860         344,674
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $   2,188,634  $   5,713,087  $      925,245
                                                                        =============  =============  ==============

See accompanying notes.

                                                                                                                         LVIP
                                                                                           LVIP           LVIP           SSGA
                                                                                           SSGA           SSGA         MODERATELY
                                                                            LVIP          MODERATE       MODERATE      AGGRESSIVE
                                                                            SSGA           INDEX        STRUCTURED       INDEX
                                                                        LARGE CAP 100    ALLOCATION     ALLOCATION     ALLOCATION
                                                                          STANDARD       STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     178,087  $     154,000  $     203,564  $          --
Changes From Operations:
 - Net investment income (loss)                                                 2,637            839           (786)           (32)
 - Net realized gain (loss) on investments                                      1,365             66            697           (254)
 - Net change in unrealized appreciation or depreciation on investments        (9,429)        (7,645)        (2,488)           717
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                (5,427)        (6,740)        (2,577)           431
Changes From Unit Transactions:
 - Contract purchases                                                           9,801         51,998         81,117              3
 - Contract withdrawals                                                       (17,472)       (44,080)       (24,418)        (4,294)
 - Contract transfers                                                         104,826        374,091         87,594        194,797
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         97,155        382,009        144,293        190,506
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        91,728        375,269        141,716        190,937
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               269,815        529,269        345,280        190,937
Changes From Operations:
 - Net investment income (loss)                                                 5,270         12,123         39,726         55,936
 - Net realized gain (loss) on investments                                      3,358          2,173          3,640          2,300
 - Net change in unrealized appreciation or depreciation on investments        29,584         47,622         23,736         89,513
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                38,212         61,918         67,102        147,749
Changes From Unit Transactions:
 - Contract purchases                                                          66,006         32,445        211,766        142,668
 - Contract withdrawals                                                       (31,498)       (49,083)       (59,216)       (70,596)
 - Contract transfers                                                         191,755         63,483        763,721      2,949,099
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        226,263         46,845        916,271      3,021,171
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       264,475        108,763        983,373      3,168,920
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     534,290  $     638,032  $   1,328,653  $   3,359,857
                                                                        =============  =============  =============  =============

See accompanying notes.

                                                                             LVIP
                                                                             SSGA
                                                                         MODERATELY        LVIP           LVIP
                                                                         AGGRESSIVE        SSGA           SSGA
                                                                         STRUCTURED       S&P 500       SMALL-CAP
                                                                         ALLOCATION        INDEX          INDEX
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $          --  $   3,336,171  $     619,883
Changes From Operations:
 - Net investment income (loss)                                                   157         19,059         (1,509)
 - Net realized gain (loss) on investments                                      2,778        142,714         18,276
 - Net change in unrealized appreciation or depreciation on investments           218       (210,327)       (45,381)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                 3,153        (48,554)       (28,614)
Changes From Unit Transactions:
 - Contract purchases                                                          93,504      1,467,981         86,762
 - Contract withdrawals                                                       (18,006)      (249,493)       (27,226)
 - Contract transfers                                                          29,905        446,233         14,675
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        105,403      1,664,721         74,211
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       108,556      1,616,167         45,597
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               108,556      4,952,338        665,480
Changes From Operations:
 - Net investment income (loss)                                                 5,724         27,327          4,809
 - Net realized gain (loss) on investments                                      1,199        365,477         19,800
 - Net change in unrealized appreciation or depreciation on investments        11,571        401,505        153,777
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                18,494        794,309        178,386
Changes From Unit Transactions:
 - Contract purchases                                                          82,361      1,292,654        830,511
 - Contract withdrawals                                                       (31,276)      (336,880)       (95,537)
 - Contract transfers                                                         708,293        (36,855)       (35,239)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        759,378        918,919        699,735
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       777,872      1,713,228        878,121
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     886,428  $   6,665,566  $   1,543,601
                                                                        =============  =============  =============

                                                                                                          LVIP
                                                                            LVIP                      T. ROWE PRICE
                                                                            SSGA           LVIP         STRUCTURED
                                                                          SMALL-MID    T. ROWE PRICE     MID-CAP
                                                                           CAP 200     GROWTH STOCK      GROWTH
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     196,970  $     442,852  $   1,820,880
Changes From Operations:
 - Net investment income (loss)                                                 3,483         (4,161)       (11,539)
 - Net realized gain (loss) on investments                                      4,518         30,371        134,024
 - Net change in unrealized appreciation or depreciation on investments       (12,449)       (37,712)      (179,606)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                (4,448)       (11,502)       (57,121)
Changes From Unit Transactions:
 - Contract purchases                                                          68,203        100,440         69,991
 - Contract withdrawals                                                       (21,453)       (77,677)      (118,572)
 - Contract transfers                                                          34,852        530,888       (362,072)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         81,602        553,651       (410,653)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        77,154        542,149       (467,774)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               274,124        985,001      1,353,106
Changes From Operations:
 - Net investment income (loss)                                                 8,591         (6,742)       (11,569)
 - Net realized gain (loss) on investments                                     33,724         14,803        118,481
 - Net change in unrealized appreciation or depreciation on investments         1,517        175,164        102,645
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                43,832        183,225        209,557
Changes From Unit Transactions:
 - Contract purchases                                                          78,073        164,556        171,574
 - Contract withdrawals                                                       (33,712)       (68,366)      (104,285)
 - Contract transfers                                                          62,393        313,772        274,752
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        106,754        409,962        342,041
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       150,586        593,187        551,598
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     424,710  $   1,578,188  $   1,904,704
                                                                        =============  =============  =============

                                                                                                          LVIP
                                                                                                        VANGUARD
                                                                             LVIP           LVIP        DOMESTIC
                                                                          TEMPLETON    UBS LARGE CAP     EQUITY
                                                                         GROWTH RPM     GROWTH RPM         ETF
                                                                          STANDARD       STANDARD       STANDARD
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     457,604  $   2,855,356  $           --
Changes From Operations:
 - Net investment income (loss)                                                10,543        (14,091)             37
 - Net realized gain (loss) on investments                                      6,342         17,126            (236)
 - Net change in unrealized appreciation or depreciation on investments       (48,469)      (193,959)           (254)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (31,584)      (190,924)           (453)
Changes From Unit Transactions:
 - Contract purchases                                                          30,679        231,058           9,578
 - Contract withdrawals                                                       (39,002)      (191,935)         (2,817)
 - Contract transfers                                                         187,812         50,687           2,832
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        179,489         89,810           9,593
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       147,905       (101,114)          9,140
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                               605,509      2,754,242           9,140
Changes From Operations:
 - Net investment income (loss)                                                10,169        (21,858)            402
 - Net realized gain (loss) on investments                                      4,540         36,088             100
 - Net change in unrealized appreciation or depreciation on investments       113,456        423,540           1,789
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               128,165        437,770           2,291
Changes From Unit Transactions:
 - Contract purchases                                                          75,337        179,510          14,253
 - Contract withdrawals                                                       (51,503)      (192,663)         (6,725)
 - Contract transfers                                                           4,772        177,983          19,955
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         28,606        164,830          27,483
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       156,771        602,600          29,774
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $     762,280  $   3,356,842  $       38,914
                                                                        =============  =============  ==============

See accompanying notes.

                                                                             LVIP
                                                                           VANGUARD
                                                                        INTERNATIONAL
                                                                           EQUITY
                                                                             ETF         M BUSINESS                        M
                                                                          STANDARD      OPPORTUNITY   M CAPITAL      INTERNATIONAL
                                                                            CLASS          VALUE      APPRECIATION      EQUITY
                                                                          SUBACCOUNT     SUBACCOUNT   SUBACCOUNT       SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $          --  $     586,217  $     893,186  $   1,401,581
Changes From Operations:
 - Net investment income (loss)                                                  (101)        (1,186)        (6,108)        37,564
 - Net realized gain (loss) on investments                                         (4)        11,476        130,733        (23,296)
 - Net change in unrealized appreciation or depreciation on investments        (4,247)       (33,586)      (193,333)      (213,603)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                (4,352)       (23,296)       (68,708)      (199,335)
Changes From Unit Transactions:
 - Contract purchases                                                         178,339         43,252         35,709        140,334
 - Contract withdrawals                                                       (13,858)       (19,171)       (25,566)       (72,181)
 - Contract transfers                                                            (401)       (18,032)        67,060        104,113
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        164,080          6,049         77,203        172,266
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       159,728        (17,247)         8,495        (27,069)
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               159,728        568,970        901,681      1,374,512
Changes From Operations:
 - Net investment income (loss)                                                 5,963          1,357         (3,419)        19,217
 - Net realized gain (loss) on investments                                      7,159          7,770         70,971        (38,771)
 - Net change in unrealized appreciation or depreciation on investments        30,634         80,111         85,995        286,417
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                43,756         89,238        153,547        266,863
Changes From Unit Transactions:
 - Contract purchases                                                          43,145         57,807         54,264        145,640
 - Contract withdrawals                                                       (11,891)       (19,401)       (29,019)       (70,068)
 - Contract transfers                                                         359,289        (84,457)        20,492       (188,505)
                                                                        -------------  -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        390,543        (46,051)        45,737       (112,933)
                                                                        -------------  -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       434,299         43,187        199,284        153,930
                                                                        -------------  -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     594,027  $     612,157  $   1,100,965  $   1,528,442
                                                                        =============  =============  =============  =============

See accompanying notes.

                                                                                          MFS VIT        MFS VIT
                                                                         M LARGE CAP    CORE EQUITY       GROWTH
                                                                           GROWTH      INITIAL CLASS  INITIAL CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     804,498  $     867,299  $   7,298,040
Changes From Operations:
 - Net investment income (loss)                                                (5,501)         1,530        (39,862)
 - Net realized gain (loss) on investments                                     10,377         11,359        309,113
 - Net change in unrealized appreciation or depreciation on investments       (17,138)       (29,283)      (314,742)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (12,262)       (16,394)       (45,491)
Changes From Unit Transactions:
 - Contract purchases                                                          48,995         23,548        535,464
 - Contract withdrawals                                                       (25,599)       (39,442)      (680,645)
 - Contract transfers                                                           3,309        (25,109)      (683,892)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         26,705        (41,003)      (829,073)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        14,443        (57,397)      (874,564)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               818,941        809,902      6,423,476
Changes From Operations:
 - Net investment income (loss)                                                (5,847)           (69)       (53,056)
 - Net realized gain (loss) on investments                                     13,076          9,429        245,770
 - Net change in unrealized appreciation or depreciation on investments       148,552        121,969        872,741
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               155,781        131,329      1,065,455
Changes From Unit Transactions:
 - Contract purchases                                                          86,457         14,399        336,449
 - Contract withdrawals                                                       (30,452)       (27,446)      (502,631)
 - Contract transfers                                                         (31,398)       125,361        113,563
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         24,607        112,314        (52,619)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       180,388        243,643      1,012,836
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     999,329  $   1,053,545  $   7,436,312
                                                                        =============  =============  =============


                                                                                                         NB AMT
                                                                           MFS VIT        MFS VIT       LARGE CAP
                                                                        TOTAL RETURN     UTILITIES       VALUE I
                                                                        INITIAL CLASS  INITIAL CLASS      CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  17,212,524  $  12,318,015  $   1,668,236
Changes From Operations:
 - Net investment income (loss)                                               302,431        300,902        (12,044)
 - Net realized gain (loss) on investments                                     64,179        251,919        (50,185)
 - Net change in unrealized appreciation or depreciation on investments      (195,591)       198,780       (122,647)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               171,019        751,601       (184,876)
Changes From Unit Transactions:
 - Contract purchases                                                       1,036,275        590,234         60,764
 - Contract withdrawals                                                    (1,539,698)      (807,000)      (133,724)
 - Contract transfers                                                      (1,233,421)        40,447        (71,778)
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (1,736,844)      (176,319)      (144,738)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    (1,565,825)       575,282       (329,614)
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                            15,646,699     12,893,297      1,338,622
Changes From Operations:
 - Net investment income (loss)                                               315,979        809,115         (5,332)
 - Net realized gain (loss) on investments                                    117,553        321,071        (18,206)
 - Net change in unrealized appreciation or depreciation on investments     1,133,736        472,318        233,150
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,567,268      1,602,504        209,612
Changes From Unit Transactions:
 - Contract purchases                                                         981,450        807,132         43,966
 - Contract withdrawals                                                    (1,550,123)    (1,406,289)       (53,516)
 - Contract transfers                                                        (849,900)      (129,703)         1,429
                                                                        -------------  -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS     (1,418,573)      (728,860)        (8,121)
                                                                        -------------  -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       148,695        873,644        201,491
                                                                        -------------  -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $  15,795,394  $  13,766,941  $   1,540,113
                                                                        =============  =============  =============

                                                                                                        PIMCO VIT
                                                                                                        COMMODITY
                                                                                          NB AMT           REAL
                                                                            NB AMT        MID CAP         RETURN
                                                                           MID CAP       INTRINSIC       STRATEGY
                                                                          GROWTH I        VALUE I     ADMINISTRATIVE
                                                                            CLASS          CLASS          CLASS
                                                                          SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $  12,629,264  $   2,986,105  $    2,114,205
Changes From Operations:
 - Net investment income (loss)                                               (96,441)        (2,763)        466,375
 - Net realized gain (loss) on investments                                    565,339         80,986          (2,366)
 - Net change in unrealized appreciation or depreciation on investments      (478,296)      (263,617)       (780,054)
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                (9,398)      (185,394)       (316,045)
Changes From Unit Transactions:
 - Contract purchases                                                         692,488        119,520         290,001
 - Contract withdrawals                                                      (790,116)      (133,422)       (137,489)
 - Contract transfers                                                        (775,544)      (236,840)      1,175,984
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (873,172)      (250,742)      1,328,496
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (882,570)      (436,136)      1,012,451
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2011                                            11,746,694      2,549,969       3,126,656
Changes From Operations:
 - Net investment income (loss)                                               (98,279)        (2,329)         83,538
 - Net realized gain (loss) on investments                                    420,912        782,097          15,241
 - Net change in unrealized appreciation or depreciation on investments     1,021,992       (400,492)         65,330
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS             1,344,625        379,276         164,109
Changes From Unit Transactions:
 - Contract purchases                                                         644,765        135,581         422,729
 - Contract withdrawals                                                      (772,616)      (230,188)       (172,019)
 - Contract transfers                                                        (394,382)        89,918         331,435
                                                                        -------------  -------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (522,233)        (4,689)        582,145
                                                                        -------------  -------------  --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       822,392        374,587         746,254
                                                                        -------------  -------------  --------------
NET ASSETS AT DECEMBER 31, 2012                                         $  12,569,086  $   2,924,556  $    3,872,910
                                                                        =============  =============  ==============

See accompanying notes.

                                                                          PUTNAM VT      PUTNAM VT
                                                                           GLOBAL        GROWTH &
                                                                         HEALTH CARE      INCOME
                                                                          CLASS IB        CLASS IB
                                                                          SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2011                                           $     363,292  $     775,888
Changes From Operations:
 - Net investment income (loss)                                                   (64)         3,401
 - Net realized gain (loss) on investments                                      9,857         (5,959)
 - Net change in unrealized appreciation or depreciation on investments       (20,381)       (40,831)
                                                                        -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               (10,588)       (43,389)
Changes From Unit Transactions:
 - Contract purchases                                                           9,939         38,944
 - Contract withdrawals                                                       (21,182)       (41,250)
 - Contract transfers                                                          40,991         20,095
                                                                        -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS         29,748         17,789
                                                                        -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        19,160        (25,600)
                                                                        -------------  -------------
NET ASSETS AT DECEMBER 31, 2011                                               382,452        750,288
Changes From Operations:
 - Net investment income (loss)                                                 4,361          6,562
 - Net realized gain (loss) on investments                                     61,231         (1,537)
 - Net change in unrealized appreciation or depreciation on investments        53,779        143,188
                                                                        -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               119,371        148,213
Changes From Unit Transactions:
 - Contract purchases                                                          58,164         43,608
 - Contract withdrawals                                                       (15,566)       (21,046)
 - Contract transfers                                                         378,943         99,597
                                                                        -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        421,541        122,159
                                                                        -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       540,912        270,372
                                                                        -------------  -------------
NET ASSETS AT DECEMBER 31, 2012                                         $     923,364  $   1,020,660
                                                                        =============  =============

See accompanying notes.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life Flexible Premium Variable Life Account R (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of the Company. The Variable Account consists of ten products as follows:

  - Lincoln SVUL
  - Lincoln SVUL-I
  - Lincoln SVUL-II
  - Lincoln SVUL-III
  - Lincoln SVUL-IV
  - Lincoln SVUL(ONE)
  - Lincoln Momentum SVUL(ONE)
  - Lincoln SVUL(ONE) 2007
  - Lincoln Momentum SVUL(ONE) 2007
  - Lincoln PreservationEdge SVUL

The assets of the Variable Account are owned by the Company. The Variable Account's assets support the variable life policies and may not be used to satisfy liabilities arising from any other business of the Company.

BASIS OF PRESENTATION:The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for unit investment trusts.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts that require use of estimates is the fair value of certain assets.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of one hundred eighteen mutual funds (the Funds) of seventeen diversified, open-ended management investment companies, each Fund with its own investment objective. The Funds are:

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):

     ABVPSF Global Thematic Growth Class A Portfolio
     ABVPSF Growth and Income Class A Portfolio
     ABVPSF International Value Class A Portfolio
     ABVPSF Large Cap Growth Class A Portfolio
     ABVPSF Small/Mid Cap Value Class A Portfolio

American Century Variable Portfolios, Inc. (American Century VP):

     American Century VP Inflation Protection Class I Portfolio

American Funds Insurance Series (American Funds):

     American Funds Global Growth Class 2 Fund
     American Funds Global Small Capitalization Class 2 Fund
     American Funds Growth Class 2 Fund
     American Funds Growth-Income Class 2 Fund
     American Funds International Class 2 Fund

BlackRock Variable Series Funds, Inc. (BlackRock):

     BlackRock Global Allocation V.I. Class I Fund

Delaware VIP Trust (Delaware VIP):

     Delaware VIP Diversified Income Standard Class Series
     Delaware VIP Emerging Markets Standard Class Series
     Delaware VIP High Yield Standard Class Series
     Delaware VIP Limited-Term Diversified Income Standard Class Series Delaware VIP REIT Standard Class Series
     Delaware VIP Small Cap Value Standard Class Series
     Delaware VIP Smid Cap Growth Standard Class Series
     Delaware VIP U.S. Growth Standard Class Series
     Delaware VIP Value Standard Class Series

DWS Variable Series II (DWS):

     DWS Alternative Asset Allocation VIP Class A Portfolio

DWS Investments VIT Funds (DWS):

     DWS Equity 500 Index VIP Class A Portfolio
     DWS Small Cap Index VIP Class A Portfolio

Fidelity Variable Insurance Products Fund (Fidelity VIP):

     Fidelity VIP Asset Manager Initial Class Portfolio
     Fidelity VIP Contrafund Service Class Portfolio
     Fidelity VIP Equity-Income Initial Class Portfolio
     Fidelity VIP Equity-Income Service Class Portfolio
     Fidelity VIP Growth Service Class Portfolio
     Fidelity VIP Growth Opportunities Service Class Portfolio
     Fidelity VIP High Income Service Class Portfolio
     Fidelity VIP Investment Grade Bond Initial Class Portfolio
     Fidelity VIP Mid Cap Service Class Portfolio
     Fidelity VIP Overseas Service Class Portfolio

Franklin Templeton Variable Insurance Products Trust (FTVIPT):

     FTVIPT Franklin Income Securities Class 1 Fund
     FTVIPT Franklin Small-Mid Cap Growth Securities Class 1 Fund
     FTVIPT Mutual Shares Securities Class 1 Fund
     FTVIPT Templeton Foreign Securities Class 1 Fund
     FTVIPT Templeton Foreign Securities Class 2 Fund
     FTVIPT Templeton Global Bond Securities Class 1 Fund
     FTVIPT Templeton Growth Securities Class 1 Fund
     FTVIPT Templeton Growth Securities Class 2 Fund

Invesco Variable Insurance Funds, Inc. (Invesco V.I.):

     Invesco V.I. Core Equity Series I Fund
     Invesco V.I. Diversified Income Series I Fund
     Invesco V.I. International Growth Series I Fund
     Invesco Van Kampen V.I. American Franchise Series I Fund

Janus Aspen Series:

     Janus Aspen Series Balanced Institutional Class Portfolio
     Janus Aspen Series Balanced Service Class Portfolio
     Janus Aspen Series Enterprise Service Class Portfolio
     Janus Aspen Series Global Technology Service Class Portfolio
     Janus Aspen Series Worldwide Institutional Class Portfolio
     Janus Aspen Series Worldwide Service Class Portfolio

Lincoln Variable Insurance Products Trust (LVIP)*:

     LVIP Baron Growth Opportunities Standard Class Fund
     LVIP Baron Growth Opportunities Service Class Fund
     LVIP BlackRock Equity Dividend RPM Standard Class Fund
     LVIP BlackRock Inflation Protected Bond Standard Class Fund
     LVIP Capital Growth Standard Class Fund
     LVIP Clarion Global Real Estate Standard Class Fund
     LVIP Columbia Small-Mid Cap Growth RPM Standard Class Fund
     LVIP Delaware Bond Standard Class Fund
     LVIP Delaware Diversified Floating Rate Standard Class Fund
     LVIP Delaware Foundation Aggressive Allocation Standard Class Fund
     LVIP Delaware Growth and Income Standard Class Fund
     LVIP Delaware Social Awareness Standard Class Fund
     LVIP Delaware Special Opportunities Standard Class Fund
     LVIP Dimensional Non-U.S. Equity Standard Class Fund
     LVIP Dimensional U.S. Equity Standard Class Fund
     LVIP Dimensional/Vanguard Total Bond Standard Class Fund
     LVIP Global Income Standard Class Fund
     LVIP JPMorgan High Yield Standard Class Fund
     LVIP JPMorgan Mid Cap Value RPM Standard Class Fund
     LVIP MFS International Growth Standard Class Fund
     LVIP MFS Value Standard Class Fund
     LVIP Mid-Cap Value Standard Class Fund
     LVIP Mondrian International Value Standard Class Fund
     LVIP Money Market Standard Class Fund
     LVIP Protected Profile 2010 Standard Class Fund
     LVIP Protected Profile 2020 Standard Class Fund
     LVIP Protected Profile 2030 Standard Class Fund
     LVIP Protected Profile 2040 Standard Class Fund
     LVIP Protected Profile Conservative Standard Class Fund
     LVIP Protected Profile Growth Standard Class Fund
     LVIP Protected Profile Moderate Standard Class Fund
     LVIP SSgA Bond Index Standard Class Fund
     LVIP SSgA Conservative Index Allocation Standard Class Fund
     LVIP SSgA Conservative Structured Allocation Standard Class Fund
     LVIP SSgA Developed International 150 Standard Class Fund
     LVIP SSgA Emerging Markets 100 Standard Class Fund
     LVIP SSgA Global Tactical Allocation RPM Standard Class Fund
     LVIP SSgA International Index Standard Class Fund
     LVIP SSgA Large Cap 100 Standard Class Fund
     LVIP SSgA Moderate Index Allocation Standard Class Fund
     LVIP SSgA Moderate Structured Allocation Standard Class Fund
     LVIP SSgA Moderately Aggressive Index Allocation Standard Class Fund
     LVIP SSgA Moderately Aggressive Structured Allocation Standard Class Fund LVIP SSgA S&P 500 Index Standard Class Fund
     LVIP SSgA Small-Cap Index Standard Class Fund
     LVIP SSgA Small-Mid Cap 200 Standard Class Fund
     LVIP T. Rowe Price Growth Stock Standard Class Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class Fund
     LVIP Templeton Growth RPM Standard Class Fund
     LVIP UBS Large Cap Growth RPM Standard Class Fund
     LVIP Vanguard Domestic Equity ETF Standard Class Fund
     LVIP Vanguard International Equity ETF Standard Class Fund

M Fund, Inc. (M):

     M Business Opportunity Value Fund
     M Capital Appreciation Fund
     M International Equity Fund
     M Large Cap Growth Fund

MFS Variable Insurance Trust (MFS VIT):

     MFS VIT Core Equity Initial Class Series
     MFS VIT Growth Initial Class Series
     MFS VIT Total Return Initial Class Series
     MFS VIT Utilities Initial Class Series

Neuberger Berman Advisers Management Trust (NB AMT):

     NB AMT Large Cap Value I Class Portfolio
     NB AMT Mid Cap Growth I Class Portfolio
     NB AMT Mid Cap Intrinsic Value I Class Portfolio

PIMCO Variable Insurance Trust (PIMCO VIT):

     PIMCO VIT CommodityRealReturn Strategy Administrative Class Fund

Putnam Variable Trust (Putnam VT):

     Putnam VT Global Health Care Class IB Fund
     Putnam VT Growth & Income Class IB Fund

*    Denotes an affiliate of the Company

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on December 31, 2012. The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments.

The Variable Account's investments in the Funds are valued in accordance with the Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board Accounting Standards Codification (Topic). The Topic defines fair value as the price that the Variable Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Topic also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Variable Account's investments in the Funds are assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets

Level 2 - inputs to the valuation methodology are observable, directly or indirectly

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity

The Variable Account's investments in the Funds are valued within the fair value hierarchy as Level 2. Net asset value is quoted by the Funds as derived by the fair value of the Funds' underlying investments. The Funds are not considered Level 1 as they are not traded in the open market; rather the Company sells and redeems shares at net asset value with the Funds.

Investment transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable or receivable with respect to the Variable Account's net investment income and the net realized gain (loss) on investments.

INVESTMENT FUND CHANGES: During 2011, the following funds became available as investment options for account contract owners. Accordingly, for the subaccounts that commenced operations during 2011, the 2011 statements of changes in net assets and total return and investment income ratios in note 3 are for the period from the commencement of operations to December 31, 2011.

LVIP Dimensional Non-U.S. Equity Standard Class Fund
LVIP Vanguard Domestic Equity ETF Standard Class Fund
LVIP Dimensional U.S. Equity Standard Class Fund
LVIP Vanguard International Equity ETF Standard Class Fund
LVIP Dimensional/Vanguard Total Bond Standard Class Fund

Also during 2011, the following funds changed their names:

PREVIOUS FUND NAME                                                                       NEW FUND NAME
--------------------------------------------------------------------------------------------------------------------------
LVIP Wilshire 2010 Profile Standard Class Fund                     LVIP Protected Profile 2010 Standard Class Fund
LVIP Wilshire 2020 Profile Standard Class Fund                     LVIP Protected Profile 2020 Standard Class Fund
LVIP Wilshire 2030 Profile Standard Class Fund                     LVIP Protected Profile 2030 Standard Class Fund
LVIP Wilshire 2040 Profile Standard Class Fund                     LVIP Protected Profile 2040 Standard Class Fund
LVIP Wilshire Conservative Profile Standard Class Fund             LVIP Protected Profile Conservative Standard Class Fund
LVIP Wilshire Moderately Aggressive Profile Standard Class Fund    LVIP Protected Profile Growth Standard Class Fund
LVIP Wilshire Moderate Profile Standard Class Fund                 LVIP Protected Profile Moderate Standard Class Fund

In the accompanying 2011 Statements of Changes in Net Assets, certain 2011 contract purchases and contract withdrawals have been reclassified to contract transfers. The total net increase/(decrease) in net assets resulting from unit transactions has not changed.

During 2012, the Invesco Van Kampen V.I. American Franchise Series I Fund became available as an investment option for account contract owners. Accordingly, for the subaccount that commenced operations during 2012, the 2012 statements of operations and statements of changes in net assets and total return and investment income ratios in note 3 are for the period from the commencement of operations to December 31, 2012.

During 2012, the Invesco V.I. Capital Appreciation Series I Fund ceased to be available as an investment option to Variable Account Contract owners.

Also during 2012, the following funds changed their names:

PREVIOUS FUND NAME                                                                       NEW FUND NAME
-------------------------------------------------------------------------------------------------------------------------------
DWS Alternative Asset Allocation Plus VIP Class A Portfolio        DWS Alternative Asset Allocation VIP Class A Portfolio
LVIP Wells Fargo Intrinsic Value Standard Class Fund               LVIP BlackRock Equity Dividend RPM Standard Class Fund
LVIP Cohen & Steers Real Estate Standard Class Fund                LVIP Clarion Global Real Estate Standard Class Fund
LVIP Turner Mid-Cap Growth Standard Class Fund                     LVIP Columbia Small-Mid Cap Growth RPM Standard Class Fund
LVIP Columbia Value Opportunities Standard Class Fund              LVIP JPMorgan Mid Cap Value RPM Standard Class Fund
LVIP SSgA Global Tactical Allocation Standard Class Fund           LVIP SSgA Global Tactical Allocation RPM Standard Class Fund
LVIP Templeton Growth Standard Class Fund                          LVIP Templeton Growth RPM Standard Class Fund
LVIP Janus Capital Appreciation Standard Class Fund                LVIP UBS Large Cap Growth RPM Standard Class Fund
NB AMT Partners I Class Portfolio                                  NB AMT Large Cap Value I Class Portfolio
NB AMT Regency I Class Portfolio                                   NB AMT Mid Cap Intrinsic Value I Class Portfolio

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable subaccounts are reported in the statements of operations. The rates are as follows for the ten policy types within the Variable Account:

- Lincoln SVUL - annual rate of .80%.
- Lincoln SVUL-I - annual rate of .80%.
- Lincoln SVUL-II - annual rate of .80%.
- Lincoln SVUL-III - annual rate of .80% for policy years one through nineteen and .40% thereafter.
- Lincoln SVUL-IV - annual rate of .60% for policy years one through nineteen and .20% thereafter.
- Lincoln SVUL(ONE) - annual rate of .50% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.
- Lincoln Momentum SVUL(ONE) - annual rate of .50% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.
- Lincoln SVUL(ONE) 2007 - annual rate of .60% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.
- Lincoln Momentum SVUL(ONE) 2007 - annual rate of .60% for policy years one through ten, .20% for policy years eleven through twenty and 0.00% thereafter.
- Lincoln PreservationEdge SVUL - annual rate of .10% for policy years one through twenty and 0.00% thereafter.

Prior to the allocation of premiums to the Variable Account, the Company deducts a premium load to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by the Company. Refer to the product prospectus for the premium load charge. The premium loads for the years ended December 31, 2012 and 2011, amounted to $6,613,334 and $4,011,782, respectively.

The Company charges a monthly administrative fee which varies by product. Refer to the product prospectus for the administrative fee rate. The administrative fees are for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the years ended December 31, 2012 and 2011, amounted to $13,975,072 and $14,560,607, respectively.

The Company assumes responsibility for providing the insurance benefit included in the policy. On a monthly basis, a cost of insurance charge is deducted proportionately from the value of each variable subaccount and/or fixed account funding option. The fixed account is part of the general account of the Company and is not included in these financial statements. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. The cost of insurance charges for the years ended December 31, 2012 and 2011, amounted to $16,350,161 and $13,983,351, respectively.

Under certain circumstances, the Company reserves the right to charge a transfer fee which varies by product, refer to the product prospectus for the transfer fee charge. For the years ended December 31, 2012 and 2011, no transfer fees were deducted from the variable subaccounts.

The Company, upon full surrender of a policy, may assess a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge assessed, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on partial surrenders for Lincoln SVUL(ONE), Lincoln Momentum SVUL(ONE), Lincoln SVUL(ONE) 2007, Lincoln Momentum SVUL(ONE) 2007, and Lincoln PreservationEdge SVUL. For all other products, an administrative fee of $25 (not to exceed 2% of the amount withdrawn) is imposed, allocated pro-rata among the variable subaccounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. The full surrender charges and partial surrender administrative charges for the year ended December 31, 2012 and 2011, amounted to $2,485,302 and $3,299,715, respectively.

3.  FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable life contracts as of and for each year or period in the five years ended December 31, 2012, follows:

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
ABVPSF GLOBAL THEMATIC GROWTH CLASS A
           2012                 0.10%    0.80%   $ 9.14   $ 18.03       89,921  $ 1,060,210     12.61%     13.40%         0.00%
           2011                 0.10%    0.80%     8.10     15.90       92,906      960,585    -23.84%    -23.30%         0.57%
           2010                 0.10%    0.80%    10.61     20.73       93,072    1,251,812     17.99%     18.82%         2.16%
           2009                 0.10%    0.80%     8.98     13.75      100,392    1,132,123     52.26%     52.72%         0.00%
           2008                 0.50%    0.80%     6.40      9.03      113,203      854,579    -47.79%    -47.63%         0.00%
ABVPSF GROWTH AND INCOME CLASS A
           2012                 0.10%    0.80%     9.57     19.80      522,001    7,217,668     16.59%     17.41%         1.56%
           2011                 0.10%    0.80%     8.20     16.87      560,771    6,637,916      5.47%      6.21%         1.35%
           2010                 0.10%    0.80%     7.75     13.47      595,354    6,686,678     12.19%     12.53%         0.00%
           2009                 0.50%    0.80%     6.90     12.01      581,782    5,978,122     19.86%     20.22%         4.18%
           2008                 0.50%    0.80%     6.97     10.02      645,679    5,553,448    -41.08%    -40.90%         2.14%
ABVPSF INTERNATIONAL VALUE CLASS A
           2012                 0.10%    0.80%     5.79     16.69      372,246    2,718,852     13.62%     14.42%         1.72%
           2011                 0.10%    0.80%     5.08     14.59      353,457    2,278,541    -19.90%    -19.33%         4.22%
           2010                 0.10%    0.80%     6.33     18.09      348,074    2,697,044      3.76%      4.49%         3.32%
           2009                 0.10%    0.80%     6.09      7.85      326,648    2,467,722     33.61%     34.01%         1.52%
           2008                 0.50%    0.80%     5.82      5.86      286,132    1,629,165    -53.56%    -53.42%         1.10%
ABVPSF LARGE CAP GROWTH CLASS A
           2012                 0.60%    0.80%    12.68     14.86      123,210    1,615,129     15.45%     15.61%         0.28%
           2011                 0.60%    0.80%    10.98     12.87      141,575    1,614,978     -3.82%     -3.62%         0.33%
           2010                 0.60%    0.80%    11.42     13.38      135,377    1,610,009      9.22%      9.44%         0.52%
           2009                 0.60%    0.80%    10.46     12.25      156,414    1,711,960     36.42%     36.70%         0.15%
           2008                 0.60%    0.80%     7.66      8.98      133,471    1,082,922    -40.14%    -40.02%         0.00%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
ABVPSF SMALL/MID CAP VALUE CLASS A
           2012                 0.10%    0.80%  $ 10.90   $ 25.12      574,032 $ 10,051,671     17.80%     18.63%         0.54%
           2011                 0.10%    0.80%     9.24     21.26      498,942    8,152,585     -9.12%     -8.48%         0.49%
           2010                 0.10%    0.80%    10.14     23.40      472,293    9,010,587     25.90%     26.78%         0.43%
           2009                 0.10%    0.80%     8.04     18.58      482,906    7,273,798     41.72%     42.14%         1.10%
           2008                 0.50%    0.80%     5.66     13.11      500,558    5,336,774    -36.09%    -35.90%         0.74%
AMERICAN CENTURY VP INFLATION PROTECTION CLASS I
           2012                 0.10%    0.80%    13.78     15.77      646,752   10,041,274      6.69%      7.44%         2.67%
           2011                 0.10%    0.80%    12.83     14.78      668,085    9,733,022     11.20%     11.98%         4.26%
           2010                 0.10%    0.80%    11.46     13.29      638,508    8,337,164      4.53%      5.26%         1.84%
           2009                 0.10%    0.80%    11.58     12.72      553,285    6,926,584      9.57%      9.90%         1.96%
           2008                 0.50%    0.80%    10.55     11.61      487,317    5,584,787     -2.06%     -1.77%         4.93%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
           2012                 0.10%    0.80%    11.10     20.29      622,953   10,399,101     21.59%     22.44%         0.94%
           2011                 0.10%    0.80%     9.11     16.57      610,038    8,416,206     -9.61%     -8.98%         1.34%
           2010                 0.10%    0.80%    10.06     18.21      593,459    9,156,963     10.86%     11.63%         1.55%
           2009                 0.10%    0.80%     9.06     15.37      546,563    7,959,247     41.17%     41.59%         1.48%
           2008                 0.50%    0.80%     7.82     10.89      500,768    5,208,527    -38.88%    -38.70%         2.01%
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
           2012                 0.10%    0.80%     8.88     27.17      676,915   10,852,914     17.24%     18.06%         1.32%
           2011                 0.10%    0.80%     7.56     23.17      645,949    8,985,236    -19.79%    -19.22%         1.34%
           2010                 0.10%    0.80%     9.40     28.89      661,265   11,652,865     21.44%     22.29%         1.74%
           2009                 0.10%    0.80%     7.73     23.79      712,701   10,544,084     60.01%     60.49%         0.29%
           2008                 0.50%    0.80%     6.05     14.87      695,175    6,416,649    -53.89%    -53.75%         0.00%
AMERICAN FUNDS GROWTH CLASS 2
           2012                 0.10%    0.80%    10.34     21.24    3,796,540   50,058,605     16.95%     17.77%         0.80%
           2011                 0.10%    0.80%     8.83     18.04    3,833,849   43,427,993     -5.04%     -4.37%         0.61%
           2010                 0.10%    0.80%     9.28     18.86    4,045,678   48,470,447     17.74%     18.56%         0.71%
           2009                 0.10%    0.80%     7.86     15.69    4,448,468   45,351,542     38.30%     38.72%         0.67%
           2008                 0.50%    0.80%     5.67     11.34    4,567,320   33,831,036    -44.42%    -44.25%         0.85%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
           2012                 0.10%    0.80%     9.87     19.52    2,643,847   38,941,371     16.55%     17.36%         1.64%
           2011                 0.10%    0.80%     8.46     16.63    2,683,383   34,227,615     -2.61%     -1.93%         1.55%
           2010                 0.10%    0.80%     8.66     16.96    2,786,885   36,524,058     10.54%     11.31%         1.48%
           2009                 0.10%    0.80%     7.82     13.56    2,908,924   34,613,071     30.20%     30.59%         1.65%
           2008                 0.50%    0.80%     7.11     10.42    2,862,707   26,477,185    -38.34%    -38.16%         1.79%
AMERICAN FUNDS INTERNATIONAL CLASS 2
           2012                 0.10%    0.80%     9.48     22.38    1,503,459   24,382,014     16.97%     17.79%         1.54%
           2011                 0.10%    0.80%     8.09     19.13    1,341,444   19,447,284    -14.65%    -14.05%         1.78%
           2010                 0.10%    0.80%     9.46     22.42    1,267,249   21,852,062      6.38%      7.13%         2.06%
           2009                 0.10%    0.80%     8.87     21.07    1,256,325   21,013,254     41.93%     42.36%         1.56%
           2008                 0.50%    0.80%     6.24     14.85    1,263,229   15,338,892    -42.59%    -42.41%         2.08%
BLACKROCK GLOBAL ALLOCATION V.I. CLASS I
           2012                 0.10%    0.80%    13.32     13.67      896,464   12,061,593      9.40%     10.17%         1.95%
           2011                 0.10%    0.80%    12.18     12.40      633,942    7,774,227     -4.26%     -3.59%         2.27%
           2010                 0.10%    0.80%    12.72     12.87      489,551    6,268,444      9.18%      9.94%         1.19%
           2009  5/28/09        0.10%    0.80%    11.65     11.70      238,411    2,784,174      4.28%     14.60%         4.73%
DELAWARE VIP DIVERSIFIED INCOME STANDARD CLASS
           2012                 0.10%    0.80%    14.98     17.83    1,081,261   18,674,536      6.34%      7.09%         2.95%
           2011                 0.10%    0.80%    14.06     16.77      876,594   14,327,214      5.55%      6.29%         3.93%
           2010                 0.10%    0.80%    13.30     15.89      816,458   12,700,098      7.20%      7.95%         4.57%
           2009                 0.10%    0.80%    12.38     14.82      745,897   10,815,141     25.95%     26.33%         5.69%
           2008                 0.50%    0.80%     9.81     11.77      611,992    7,086,597     -5.30%     -5.02%         3.88%
DELAWARE VIP EMERGING MARKETS STANDARD CLASS
           2012                 0.10%    0.80%    11.02     44.34      726,499   17,650,393     13.53%     14.33%         1.03%
           2011                 0.10%    0.80%     9.69     39.06      721,136   15,829,252    -20.42%    -19.86%         1.87%
           2010                 0.10%    0.80%    12.15     49.08      687,151   20,201,878     17.55%     18.37%         0.75%
           2009                 0.10%    0.80%    10.31     41.75      583,474   15,398,263     76.70%     77.23%         1.20%
           2008                 0.50%    0.80%     5.82     23.63      557,868    8,144,487    -51.94%    -51.80%         1.61%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIP HIGH YIELD STANDARD CLASS
           2012                 0.10%    0.80% $  14.82  $  27.98      779,714 $ 16,612,619     16.89%     17.71%         7.95%
           2011                 0.10%    0.80%    12.65     23.94      704,613   12,901,696      1.57%      2.28%         8.81%
           2010                 0.10%    0.80%    12.43     23.57      740,159   13,404,494     14.40%     15.20%         8.10%
           2009                 0.10%    0.80%    10.85     20.60      732,460   11,609,371     47.79%     48.23%         7.49%
           2008                 0.50%    0.80%     7.32     13.94      699,233    7,427,937    -24.78%    -24.55%         8.31%
DELAWARE VIP LIMITED-TERM DIVERSIFIED INCOME STANDARD CLASS
           2012                 0.10%    0.80%    12.20     13.12      216,994    2,782,548      1.95%      2.67%         1.68%
           2011                 0.10%    0.80%    11.88     12.85      208,064    2,602,593      2.09%      2.81%         1.87%
           2010                 0.10%    0.80%    11.56     12.56      165,334    2,051,681      3.61%      4.33%         2.26%
           2009                 0.10%    0.80%    11.37     12.10      103,063    1,234,074     11.89%     12.12%         3.63%
           2008                 0.60%    0.80%    10.55     10.79       76,521      820,083     -1.09%     -0.89%         4.58%
DELAWARE VIP REIT STANDARD CLASS
           2012                 0.10%    0.80%    13.13     35.17      432,210   11,423,999     16.01%     16.82%         1.54%
           2011                 0.10%    0.80%    11.29     30.32      401,985    9,227,597     10.07%     10.85%         1.70%
           2010                 0.10%    0.80%    10.22     27.55      540,890   10,678,820     25.98%     26.86%         2.85%
           2009                 0.10%    0.80%     8.09     21.87      469,655    7,718,344     22.33%     22.70%         4.62%
           2008                 0.50%    0.80%     6.59     17.87      420,234    5,811,841    -35.58%    -35.39%         2.47%
DELAWARE VIP SMALL CAP VALUE STANDARD CLASS
           2012                 0.10%    0.80%    11.33     31.57      792,108   20,619,593     13.00%     13.79%         0.59%
           2011                 0.10%    0.80%    10.01     27.94      835,278   19,511,323     -2.12%     -1.43%         0.51%
           2010                 0.10%    0.80%    10.20     28.54      867,172   20,873,357     31.22%     32.14%         0.64%
           2009                 0.10%    0.80%     7.76     21.75      993,541   18,486,940     30.78%     31.17%         0.98%
           2008                 0.50%    0.80%     6.74     16.63    1,065,473   15,136,517    -30.44%    -30.22%         0.78%
DELAWARE VIP SMID CAP GROWTH STANDARD CLASS
           2012                 0.10%    0.80%    13.14     28.80      870,441   13,905,883     10.14%     10.91%         0.24%
           2011                 0.10%    0.80%    11.93     25.96      844,668   12,395,278      7.27%      8.00%         0.96%
           2010   10/8/10       0.10%    0.80%    11.12     24.04      943,509   12,880,078     13.56%     13.75%         0.00%
DELAWARE VIP TREND STANDARD CLASS
           2009                 0.50%    0.80%     8.18     17.17    1,070,486   11,293,544     53.49%     53.96%         0.00%
           2008                 0.50%    0.80%     5.33     11.19      995,173    7,084,387    -47.16%    -47.00%         0.00%
DELAWARE VIP U.S. GROWTH STANDARD CLASS
           2012                 0.10%    0.80%    12.34     22.54      195,474    2,877,091     15.30%     16.11%         0.00%
           2011                 0.10%    0.80%    10.68     19.42      111,133    1,386,475      6.77%      7.52%         0.23%
           2010                 0.10%    0.80%     9.98     13.54       96,820    1,118,407     13.00%     13.33%         0.07%
           2009                 0.50%    0.80%     8.82     11.98       92,810      974,637     42.15%     42.58%         0.19%
           2008                 0.50%    0.80%     6.76      8.43       58,282      431,972    -43.11%    -42.94%         0.04%
DELAWARE VIP VALUE STANDARD CLASS
           2012                 0.10%    0.80%     9.84     20.26      867,283   13,619,577     13.82%     14.62%         2.15%
           2011                 0.10%    0.80%     8.63     17.68      770,888   10,645,799      8.66%      9.43%         1.86%
           2010                 0.10%    0.80%     7.93     16.15      710,350    9,013,792     14.70%     15.49%         2.55%
           2009                 0.10%    0.80%     6.90     12.82      800,804    8,881,372     17.02%     17.38%         3.14%
           2008                 0.50%    0.80%     5.88     10.96      876,115    8,188,793    -33.95%    -33.76%         2.93%
DWS ALTERNATIVE ASSET ALLOCATION VIP CLASS A
           2012                 0.10%    0.80%    13.53     13.88       57,481      783,911      8.85%      9.61%         3.26%
           2011                 0.10%    0.80%    12.43     12.66       63,938      798,766     -3.64%     -2.96%         1.43%
           2010                 0.10%    0.80%    12.90     13.05       74,945      971,795     11.57%     12.35%         1.16%
           2009   10/8/09       0.10%    0.80%    11.56     11.61        8,623       99,871      0.56%      2.24%         0.00%
DWS EQUITY 500 INDEX VIP CLASS A
           2012                 0.50%    0.80%    10.81     16.59    3,341,257   40,824,987     14.78%     15.12%         1.76%
           2011                 0.50%    0.80%     9.41     14.45    3,493,570   37,549,385      1.02%      1.33%         1.71%
           2010                 0.50%    0.80%     9.32     14.30    3,824,952   41,092,240     13.79%     14.13%         1.89%
           2009                 0.50%    0.80%     8.19     12.57    3,874,577   36,735,571     25.32%     25.69%         2.79%
           2008                 0.50%    0.80%     6.54     10.03    4,050,784   30,553,335    -37.65%    -37.47%         2.44%
DWS SMALL CAP INDEX VIP CLASS A
           2012                 0.50%    0.80%    11.56     21.46      323,374    5,525,340     15.32%     15.67%         0.90%
           2011                 0.50%    0.80%    10.00     18.60      348,073    5,187,922     -5.18%     -4.89%         0.87%
           2010                 0.50%    0.80%    10.51     19.62      384,636    6,047,653     25.39%     25.76%         0.93%
           2009                 0.50%    0.80%     8.36     15.65      437,992    5,498,178     25.57%     25.94%         1.77%
           2008                 0.50%    0.80%     6.64     12.46      418,633    4,185,196    -34.65%    -34.45%         1.63%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP ASSET MANAGER INITIAL CLASS
           2012                 0.80%    0.80%  $ 16.40   $ 16.40       50,412 $    826,982     11.59%     11.59%         1.56%
           2011                 0.80%    0.80%    14.70     14.70       52,469      771,348     -3.34%     -3.34%         2.09%
           2010                 0.80%    0.80%    15.21     15.21       57,993      881,990     13.35%     13.35%         1.76%
           2009                 0.80%    0.80%    13.42     13.42       61,184      820,904     28.08%     28.08%         2.16%
           2008                 0.80%    0.80%    10.48     10.48       99,582    1,043,134    -29.29%    -29.29%         3.40%
FIDELITY VIP CONTRAFUND SERVICE CLASS
           2012                 0.10%    0.80%    10.84     21.44    2,118,575   33,587,520     15.38%     16.19%         1.24%
           2011                 0.10%    0.80%     9.38     18.45    2,125,055   29,900,866     -3.41%     -2.73%         0.94%
           2010                 0.10%    0.80%     9.69     18.97    2,087,438   30,489,585     16.18%     16.99%         1.13%
           2009                 0.10%    0.80%     8.32     15.85    2,118,992   26,715,676     34.58%     34.99%         1.36%
           2008                 0.50%    0.80%     7.06     11.78    2,087,314   19,650,595    -43.07%    -42.90%         0.95%
FIDELITY VIP EQUITY-INCOME INITIAL CLASS
           2012                 0.80%    0.80%    15.92     15.92      130,090    2,071,642     16.37%     16.37%         2.73%
           2011                 0.80%    0.80%    13.68     13.68      185,524    2,538,729      0.17%      0.17%         2.36%
           2010                 0.80%    0.80%    13.66     13.66      210,970    2,882,143     14.23%     14.23%         1.87%
           2009                 0.80%    0.80%    11.96     11.96      215,464    2,576,799     29.17%     29.17%         2.23%
           2008                 0.80%    0.80%     9.26      9.26      245,350    2,271,580    -43.11%    -43.11%         2.61%
FIDELITY VIP EQUITY-INCOME SERVICE CLASS
           2012                 0.60%    0.80%    13.73     16.33      120,473    1,868,365     16.25%     16.49%         3.00%
           2011                 0.60%    0.80%    11.79     14.05      129,588    1,732,587      0.05%      0.26%         2.33%
           2010                 0.60%    0.80%    11.76     14.04      144,217    1,929,510     14.17%     14.40%         1.72%
           2009                 0.60%    0.80%    10.28     12.30      153,897    1,801,942     29.00%     29.25%         2.14%
           2008                 0.60%    0.80%     7.95      9.53      196,313    1,769,257    -43.16%    -43.05%         2.31%
FIDELITY VIP GROWTH SERVICE CLASS
           2012                 0.10%    0.80%     8.37     21.08      725,713    7,074,538     13.63%     14.43%         0.46%
           2011                 0.10%    0.80%     7.36     18.42      888,604    7,407,133     -0.66%      0.04%         0.26%
           2010                 0.10%    0.80%     7.41     14.04      868,513    7,170,495     23.07%     23.44%         0.17%
           2009                 0.50%    0.80%     6.02     11.41      898,422    6,081,101     27.13%     27.51%         0.36%
           2008                 0.50%    0.80%     4.74      8.97      789,793    4,258,352    -47.65%    -47.50%         0.75%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS
           2012                 0.80%    0.80%     9.70     10.01      144,233    1,427,493     18.51%     18.51%         0.30%
           2011                 0.80%    0.80%     8.18      8.45      123,016    1,024,845      1.37%      1.37%         0.05%
           2010                 0.80%    0.80%     8.07      8.33      127,007    1,044,004     22.67%     22.67%         0.09%
           2009                 0.80%    0.80%     6.58      6.79      162,722    1,091,048     44.56%     44.56%         0.38%
           2008                 0.80%    0.80%     4.55      4.70      191,314      887,722    -55.42%    -55.42%         0.40%
FIDELITY VIP HIGH INCOME SERVICE CLASS
           2012                 0.80%    0.80%    15.83     15.83      143,503    2,271,664     13.29%     13.29%         6.03%
           2011                 0.80%    0.80%    13.97     13.97      138,754    1,938,884      3.10%      3.10%         6.59%
           2010                 0.80%    0.80%    13.55     13.55      164,274    2,226,543     12.88%     12.88%         8.10%
           2009                 0.80%    0.80%    12.01     12.01      166,411    1,998,122     42.63%     42.63%         7.71%
           2008                 0.80%    0.80%     8.42      8.42      158,865    1,337,398    -25.66%    -25.66%         8.61%
FIDELITY VIP INVESTMENT GRADE BOND INITIAL CLASS
           2012                 0.80%    0.80%    20.69     20.69      162,535    3,363,229      5.05%      5.05%         2.19%
           2011                 0.80%    0.80%    19.70     19.70      166,392    3,277,371      6.48%      6.48%         3.17%
           2010                 0.80%    0.80%    18.50     18.50      192,220    3,555,744      6.95%      6.95%         3.52%
           2009                 0.80%    0.80%    17.30     17.30      168,445    2,913,582     14.80%     14.80%         8.25%
           2008                 0.80%    0.80%    15.07     15.07      159,397    2,401,613     -4.02%     -4.02%         3.61%
FIDELITY VIP MID CAP SERVICE CLASS
           2012                 0.10%    0.80%    11.25     20.57      321,334    4,695,357     13.84%     14.64%         0.56%
           2011                 0.10%    0.80%     9.87     17.94      284,564    3,697,791    -11.43%    -10.81%         0.16%
           2010                 0.10%    0.80%    11.12     20.12      268,992    3,918,597     27.68%     28.57%         0.26%
           2009                 0.10%    0.80%     8.69     13.10      312,831    3,604,521     38.90%     39.32%         0.62%
           2008                 0.50%    0.80%     7.09      9.41      264,448    2,217,726    -39.99%    -39.81%         0.37%
FIDELITY VIP OVERSEAS SERVICE CLASS
           2012                 0.10%    0.80%     8.14     17.72      240,516    3,416,073     19.58%     20.43%         1.78%
           2011                 0.10%    0.80%     6.79     14.65      258,345    3,085,199    -17.89%    -17.64%         1.37%
           2010                 0.50%    0.80%     8.25     17.85      235,560    3,396,718     12.09%     12.43%         1.23%
           2009                 0.50%    0.80%     7.35     15.92      296,217    3,888,367     25.43%     25.81%         2.18%
           2008                 0.50%    0.80%     7.09     12.69      265,573    2,973,172    -44.31%    -44.14%         2.57%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
FTVIPT FRANKLIN INCOME SECURITIES CLASS 1
           2012                 0.10%    0.80% $  11.71  $  19.19      372,719 $  5,350,808     12.01%     12.80%         6.41%
           2011                 0.10%    0.80%    10.43     17.02      338,051    4,352,290      1.89%      2.61%         5.39%
           2010                 0.10%    0.80%    10.21     16.58      248,380    2,933,491     11.97%     12.75%         7.11%
           2009                 0.10%    0.80%     9.10     11.12      250,364    2,770,581     34.80%     35.21%         8.65%
           2008                 0.50%    0.80%     8.16      8.22      171,702    1,381,629    -29.97%    -29.76%         6.04%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES CLASS 1
           2012                 0.10%    0.80%    10.85     21.70      273,790    4,263,500     10.23%     11.00%         0.00%
           2011                 0.10%    0.80%     9.82     19.55      312,922    4,485,062     -5.35%     -4.69%         0.00%
           2010                 0.10%    0.80%    10.35     20.51      325,746    4,950,388     26.92%     27.81%         0.00%
           2009                 0.10%    0.80%     8.14     14.81      316,544    3,877,250     42.80%     43.23%         0.00%
           2008                 0.50%    0.80%     6.34     10.37      290,614    2,484,732    -42.80%    -42.63%         0.00%
FTVIPT MUTUAL SHARES SECURITIES CLASS 1
           2012                 0.10%    0.80%     9.28     18.43      238,455    2,849,040     13.69%     14.49%         2.31%
           2011                 0.10%    0.80%     8.15     16.09      216,785    2,279,716     -1.58%     -0.89%         2.63%
           2010                 0.10%    0.80%     8.26     16.24      200,574    2,029,719     10.58%     11.36%         1.60%
           2009                 0.10%    0.80%     7.46      9.25      222,932    2,032,106     25.34%     25.72%         2.18%
           2008                 0.50%    0.80%     7.30      7.36      173,532    1,267,605    -37.44%    -37.25%         3.30%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 1
           2012                 0.80%    0.80%    16.57     16.57      175,504    2,907,989     17.65%     17.65%         3.25%
           2011                 0.80%    0.80%    14.08     14.08      197,864    2,786,604    -11.16%    -11.16%         1.92%
           2010                 0.80%    0.80%    15.85     15.85      224,642    3,561,118      7.81%      7.81%         1.90%
           2009                 0.80%    0.80%    14.70     14.70      310,259    4,562,074     36.25%     36.25%         3.57%
           2008                 0.80%    0.80%    10.79     10.79      341,997    3,690,903    -40.71%    -40.71%         2.54%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS 2
           2012                 0.80%    0.80%    14.43     15.36      296,158    4,367,947     17.29%     17.29%         2.90%
           2011                 0.80%    0.80%    12.30     13.10      299,767    3,766,144    -11.35%    -11.35%         1.72%
           2010                 0.80%    0.80%    13.88     14.77      308,504    4,364,676      7.54%      7.54%         1.87%
           2009                 0.80%    0.80%    12.90     13.74      334,385    4,395,090     35.95%     35.95%         3.40%
           2008                 0.80%    0.80%     9.49     10.10      386,134    3,730,420    -40.85%    -40.85%         2.38%
FTVIPT TEMPLETON GLOBAL ASSET ALLOCATION CLASS 1
           2009                 0.80%    0.80%    18.85     18.85       96,848    1,825,278     21.24%     21.24%         9.36%
           2008                 0.80%    0.80%    15.55     15.55       99,735    1,550,428    -25.57%    -25.57%        13.45%
FTVIPT TEMPLETON GLOBAL BOND SECURITIES CLASS 1
           2012                 0.50%    0.80%    16.93     19.97      363,550    6,970,479     14.39%     14.74%         6.35%
           2011                 0.50%    0.80%    14.77     17.43      448,600    7,570,645     -1.40%     -1.10%         5.22%
           2010                 0.50%    0.80%    14.95     17.64      379,206    6,495,713     13.79%     14.14%         1.44%
           2009                 0.50%    0.80%    13.11     15.47      268,367    4,025,744     18.03%     18.39%        14.25%
           2008                 0.50%    0.80%    12.30     13.08      168,792    2,164,772      5.62%      5.93%         3.33%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 1
           2012                 0.50%    0.80%    10.55     18.12      241,366    3,518,691     20.43%     20.79%         2.30%
           2011                 0.50%    0.80%     8.74     15.05      254,043    3,072,858     -7.54%     -7.26%         1.56%
           2010                 0.50%    0.80%     9.42     16.27      264,972    3,519,568      6.88%      7.20%         1.58%
           2009                 0.50%    0.80%     8.79     15.23      273,596    3,394,660     30.29%     30.68%         3.65%
           2008                 0.50%    0.80%     6.73     11.69      337,224    3,233,361    -42.60%    -42.42%         2.05%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
           2012                 0.80%    0.80%    14.60     17.06       89,982    1,405,878     20.10%     20.10%         2.04%
           2011                 0.80%    0.80%    12.15     14.20      100,542    1,310,500     -7.72%     -7.72%         1.41%
           2010                 0.80%    0.80%    13.17     15.39      137,780    1,913,820      6.54%      6.54%         1.38%
           2009                 0.80%    0.80%    12.36     14.45      145,909    1,900,965     30.06%     30.06%         3.30%
           2008                 0.80%    0.80%     9.51     11.11      129,370    1,308,397    -42.78%    -42.78%         1.76%
INVESCO V.I. CORE EQUITY SERIES I
           2012                 0.80%    0.80%     8.66     16.42    1,249,278   12,519,433     12.98%     12.98%         0.98%
           2011                 0.80%    0.80%     7.66     14.53    1,255,360   11,184,949     -0.86%     -0.86%         0.96%
           2010                 0.80%    0.80%     7.73     14.66    1,357,918   12,276,180      8.68%      8.68%         0.96%
           2009                 0.80%    0.80%     7.11     13.49    1,520,831   12,781,040     27.28%     27.28%         1.84%
           2008                 0.80%    0.80%     5.59     10.60    1,594,354   10,494,398    -30.70%    -30.70%         2.22%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. DIVERSIFIED INCOME SERIES I
           2012                 0.80%    0.80% $  14.25  $  14.25       41,794 $    595,567      9.83%      9.83%         5.31%
           2011                 0.80%    0.80%    12.97     12.97       43,900      569,587      6.17%      6.17%         5.18%
           2010                 0.80%    0.80%    12.22     12.22       55,601      679,496      9.17%      9.17%         5.52%
           2009                 0.80%    0.80%    11.19     11.19       51,935      581,378     10.19%     10.19%        10.09%
           2008                 0.80%    0.80%    10.16     10.16       52,756      535,939    -16.40%    -16.40%         8.19%
INVESCO V.I. INTERNATIONAL GROWTH SERIES I
           2012                 0.80%    0.80%    12.70     22.96      421,046    6,160,258     14.61%     14.61%         1.50%
           2011                 0.80%    0.80%    11.08     20.03      425,995    5,514,703     -7.48%     -7.48%         1.53%
           2010                 0.80%    0.80%    11.98     21.66      435,959    6,107,265     11.96%     11.96%         2.35%
           2009                 0.80%    0.80%    10.70     19.34      456,688    5,738,791     34.16%     34.16%         1.55%
           2008                 0.80%    0.80%     7.97     14.42      477,120    4,403,764    -40.86%    -40.86%         0.53%
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE SERIES I
           2011                 0.80%    0.80%     4.17     11.52    1,496,108    8,119,292     -8.64%     -8.64%         0.15%
           2010                 0.80%    0.80%     4.56     12.61    1,672,142   10,220,051     14.57%     14.57%         0.75%
           2009                 0.80%    0.80%     3.98     11.01    1,902,740   10,229,855     20.11%     20.11%         0.63%
           2008                 0.80%    0.80%     3.31      9.16    2,003,857    8,945,031    -42.95%    -42.95%         0.00%
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE SERIES I
           2012   4/27/12       0.80%    0.80%     4.65     12.86    1,440,094    8,391,762     -3.03%     -3.03%         0.00%
JANUS ASPEN SERIES BALANCED INSTITUTIONAL CLASS
           2012                 0.80%    0.80%    16.98     19.37      514,168    9,171,374     12.71%     12.71%         2.85%
           2011                 0.80%    0.80%    15.06     17.19      607,991    9,592,351      0.83%      0.83%         2.39%
           2010                 0.80%    0.80%    14.94     17.05      677,781   10,567,853      7.52%      7.52%         2.84%
           2009                 0.80%    0.80%    13.89     15.86      674,700    9,815,849     24.88%     24.88%         3.01%
           2008                 0.80%    0.80%    11.13     12.70      688,640    8,115,819    -16.51%    -16.51%         2.66%
JANUS ASPEN SERIES BALANCED SERVICE CLASS
           2012                 0.60%    0.80%    17.71     19.02      113,590    2,116,247     12.47%     12.70%         2.51%
           2011                 0.60%    0.80%    15.71     16.91      124,110    2,057,339      0.55%      0.75%         2.23%
           2010                 0.60%    0.80%    15.59     16.82      107,564    1,776,768      7.26%      7.47%         2.60%
           2009                 0.60%    0.80%    14.51     15.68      108,899    1,671,232     24.58%     24.83%         2.77%
           2008                 0.60%    0.80%    11.62     12.59      105,074    1,295,149    -16.73%    -16.56%         2.43%
JANUS ASPEN SERIES ENTERPRISE SERVICE CLASS
           2012                 0.60%    0.80%    19.79     25.65       83,161    1,780,310     16.06%     16.29%         0.00%
           2011                 0.60%    0.80%    17.05     22.10       84,954    1,570,856     -2.44%     -2.24%         0.00%
           2010                 0.60%    0.80%    17.47     22.65       95,536    1,803,732     24.52%     24.77%         0.00%
           2009                 0.60%    0.80%    14.03     18.19      131,724    2,006,397     43.29%     43.58%         0.00%
           2008                 0.60%    0.80%     9.79     12.70      180,108    1,922,678    -44.30%    -44.19%         0.07%
JANUS ASPEN SERIES GLOBAL TECHNOLOGY SERVICE CLASS
           2012                 0.80%    0.80%     5.82      5.82      575,451    3,349,155     18.20%     18.20%         0.00%
           2011                 0.80%    0.80%     4.92      4.92      561,938    2,766,923     -9.39%     -9.39%         0.00%
           2010                 0.80%    0.80%     5.43      5.43      578,130    3,141,515     23.41%     23.41%         0.00%
           2009                 0.80%    0.80%     4.40      4.40      598,412    2,634,988     55.65%     55.65%         0.00%
           2008                 0.80%    0.80%     2.83      2.83      357,075    1,010,180    -44.42%    -44.42%         0.09%
JANUS ASPEN SERIES WORLDWIDE INSTITUTIONAL CLASS
           2012                 0.80%    0.80%     6.87     10.79      917,297    6,919,410     19.12%     19.12%         0.87%
           2011                 0.80%    0.80%     5.77      9.06      957,196    6,176,533    -14.43%    -14.43%         0.58%
           2010                 0.80%    0.80%     6.74     10.59      989,917    7,555,809     14.91%     14.91%         0.60%
           2009                 0.80%    0.80%     5.87      9.21    1,063,034    7,102,821     36.60%     36.60%         1.44%
           2008                 0.80%    0.80%     4.30      6.75      988,171    4,940,368    -45.10%    -45.10%         1.25%
JANUS ASPEN SERIES WORLDWIDE SERVICE CLASS
           2012                 0.80%    0.80%    11.59     13.23      138,593    1,720,221     18.91%     18.91%         0.79%
           2011                 0.80%    0.80%     9.75     11.12      141,702    1,479,455    -14.67%    -14.67%         0.49%
           2010                 0.80%    0.80%    11.43     13.04      128,947    1,574,963     14.60%     14.60%         0.49%
           2009                 0.80%    0.80%     9.97     11.38      131,828    1,408,024     36.31%     36.31%         1.26%
           2008                 0.80%    0.80%     7.32      8.35      145,669    1,137,787    -45.25%    -45.25%         1.04%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
LVIP BARON GROWTH OPPORTUNITIES STANDARD CLASS
           2012                 0.50%    0.80%  $ 12.45   $ 17.48       10,150 $    176,174     17.59%     17.95%         1.55%
           2011                 0.50%    0.80%    10.55     14.83       11,030      162,238      3.46%      3.77%         0.00%
           2010                 0.50%    0.80%    10.17     14.31        6,219       88,099     25.69%     26.07%         0.00%
           2009                 0.50%    0.80%     8.07     11.36        1,678       18,977     37.56%     37.98%         0.00%
           2008                 0.50%    0.80%     5.85      8.24        2,561       21,042    -39.47%    -39.29%         0.00%
LVIP BARON GROWTH OPPORTUNITIES SERVICE CLASS
           2012                 0.10%    0.80%    12.32     25.35      291,634    5,525,744     17.30%     18.12%         1.26%
           2011                 0.10%    0.80%    10.48     21.49      252,266    4,232,240      3.19%      3.92%         0.00%
           2010                 0.10%    0.80%    10.14     20.82      292,451    4,999,734     25.38%     26.27%         0.00%
           2009                 0.10%    0.80%     8.07     16.61      313,058    4,332,524     37.22%     37.64%         0.00%
           2008                 0.50%    0.80%     5.87     12.10      339,886    3,500,450    -39.62%    -39.44%         0.00%
LVIP BLACKROCK EQUITY DIVIDEND RPM STANDARD CLASS
           2012                 0.10%    0.80%     9.27     21.03      253,413    3,443,212     16.05%     16.99%         0.69%
           2011                 0.10%    0.80%     7.97     17.98      233,090    2,744,174     -3.35%     -2.67%         0.96%
           2010                 0.10%    0.80%     8.23     18.47      229,664    2,791,888     16.99%     17.81%         0.95%
           2009                 0.10%    0.80%     7.02     10.70      307,618    3,173,032     22.32%     22.69%         1.22%
           2008                 0.50%    0.80%     6.73      8.75      299,879    2,548,489    -38.81%    -38.63%         1.55%
LVIP BLACKROCK INFLATION PROTECTED BOND STANDARD CLASS
           2012                 0.10%    0.80%    11.95     12.17      151,751    1,833,096      5.66%      6.40%         0.00%
           2011                 0.10%    0.80%    11.35     11.44       47,473      540,161     11.47%     12.03%         2.67%
           2010   7/1/10        0.10%    0.60%    10.18     10.21        1,839       18,721     -0.34%      1.15%         0.02%
LVIP CAPITAL GROWTH STANDARD CLASS
           2012                 0.10%    0.80%    10.51     19.48       56,705      681,750     18.12%     18.95%         0.00%
           2011                 0.10%    0.80%     8.90     16.38       42,695      436,939     -9.74%     -9.10%         0.00%
           2010                 0.10%    0.80%     9.86     18.01       32,836      334,020     18.01%     18.80%         0.06%
           2009                 0.10%    0.80%     8.35      8.35        4,001       34,503     33.80%     33.80%         0.03%
           2008                 0.50%    0.80%     6.24      6.27       28,533      178,978    -42.05%    -41.88%         0.24%
LVIP CLARION GLOBAL REAL ESTATE STANDARD CLASS
           2012                 0.10%    0.80%     8.53     26.50      224,367    2,027,089     23.69%     24.56%         0.00%
           2011                 0.10%    0.80%     6.90     21.28      205,333    1,486,464     -9.40%     -8.76%         0.00%
           2010                 0.10%    0.80%     7.61     23.32      197,092    1,560,447     17.04%     17.86%         0.00%
           2009                 0.10%    0.80%     6.51      6.56      125,382      892,414     36.73%     37.14%         0.00%
           2008                 0.50%    0.80%     4.76      4.78       98,768      471,606    -42.50%    -42.32%         1.59%
LVIP COLUMBIA SMALL-MID CAP GROWTH RPM STANDARD CLASS
           2012                 0.10%    0.80%     9.97     21.35       86,051      898,628      5.63%      6.37%         0.00%
           2011                 0.10%    0.80%     9.44      9.57       99,899      953,071     -8.33%     -8.05%         0.00%
           2010                 0.50%    0.80%    10.30     10.41       77,599      802,523     26.23%     26.61%         0.00%
           2009                 0.50%    0.80%     8.16      8.22       72,307      591,591     47.24%     47.68%         0.00%
           2008                 0.50%    0.80%     5.56      5.57       52,027      288,856    -49.61%    -49.55%         0.00%
LVIP DELAWARE BOND STANDARD CLASS
           2012                 0.10%    0.80%    14.41     21.89    2,790,946   51,389,524      5.76%      6.50%         2.10%
           2011                 0.10%    0.80%    13.60     20.70    2,543,215   44,963,087      6.78%      7.53%         3.62%
           2010                 0.10%    0.80%    12.71     19.38    2,349,231   39,804,267      7.62%      8.38%         3.50%
           2009                 0.10%    0.80%    11.78     18.01    2,305,281   36,519,370     17.95%     18.31%         4.47%
           2008                 0.50%    0.80%     9.97     15.27    2,205,554   30,385,961     -3.70%     -3.41%         4.62%
LVIP DELAWARE DIVERSIFIED FLOATING RATE STANDARD CLASS
           2012                 0.10%    0.80%    10.34     10.54       98,546    1,025,880      3.39%      4.12%         1.47%
           2011                 0.10%    0.80%    10.00     10.12       93,061      934,389     -1.04%     -0.30%         2.43%
           2010   6/22/10       0.10%    0.80%    10.11     10.15       48,003      485,726     -0.05%      2.11%         0.74%
LVIP DELAWARE FOUNDATION AGGRESSIVE ALLOCATION STANDARD CLASS
           2012                 0.50%    0.80%    10.70     17.24      189,616    2,749,503     12.39%     12.73%         1.75%
           2011                 0.50%    0.80%     9.50     15.34      207,680    2,690,376     -2.81%     -2.51%         2.13%
           2010                 0.50%    0.80%     9.75     15.78      210,378    2,815,721     11.59%     11.92%         2.79%
           2009                 0.50%    0.80%     8.72     14.15      210,202    2,532,661     30.94%     31.33%         1.81%
           2008                 0.50%    0.80%     7.71     10.80      196,590    1,809,724    -33.76%    -33.56%         6.63%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
LVIP DELAWARE GROWTH AND INCOME STANDARD CLASS
           2012                 0.10%    0.80% $   9.91  $  19.51       66,949 $    817,718     14.40%     15.20%         1.19%
           2011                 0.10%    0.80%     8.65     16.94       56,545      601,946      0.39%      1.10%         1.20%
           2010                 0.10%    0.80%     8.60     16.76       43,267      451,103     12.04%     12.83%         1.04%
           2009                 0.10%    0.80%     7.66     10.04       38,979      360,955     23.69%     24.06%         1.16%
           2008                 0.50%    0.80%     6.18      8.10       34,871      261,164    -36.28%    -36.09%         1.59%
LVIP DELAWARE SOCIAL AWARENESS STANDARD CLASS
           2012                 0.10%    0.80%    10.13     19.73       56,849      778,889     14.36%     15.17%         0.64%
           2011                 0.10%    0.80%     8.84     16.07       76,209      997,194     -0.16%      0.14%         0.83%
           2010                 0.50%    0.80%    10.34     16.10       61,411      757,536     10.68%     11.01%         0.60%
           2009                 0.50%    0.80%     9.31     14.55       65,433      736,331     28.96%     29.35%         0.70%
           2008                 0.50%    0.80%     7.20     11.28       74,821      652,608    -34.93%    -34.74%         0.90%
LVIP DELAWARE SPECIAL OPPORTUNITIES STANDARD CLASS
           2012                 0.10%    0.80%    10.40     22.58       63,972      737,951     14.02%     14.82%         0.86%
           2011                 0.10%    0.80%     9.12     19.67       48,430      506,642     -5.96%     -5.30%         0.39%
           2010                 0.10%    0.80%     9.70      9.81       49,064      480,442     29.60%     29.99%         0.77%
           2009                 0.50%    0.80%     7.48      7.54       49,640      373,176     29.40%     29.79%         0.86%
           2008                 0.50%    0.80%     5.78      5.80       51,148      296,767    -37.14%    -37.01%         1.69%
LVIP DIMENSIONAL NON-U.S. EQUITY STANDARD CLASS
           2012   3/12/12       0.10%    0.80%     9.84      9.96       37,165      366,742      5.72%     13.38%         5.45%
LVIP DIMENSIONAL U.S. EQUITY STANDARD CLASS
           2012   3/12/12       0.10%    0.80%    10.97     11.10       51,138      562,406      2.88%      8.39%         2.75%
LVIP DIMENSIONAL/VANGUARD TOTAL BOND STANDARD CLASS
           2012                 0.10%    0.80%    10.71     10.84      356,482    3,832,549      2.90%      3.63%         9.62%
           2011   7/28/11       0.10%    0.80%    10.41     10.46        6,014       62,859      0.49%      3.44%         0.61%
LVIP GLOBAL INCOME STANDARD CLASS
           2012                 0.10%    0.80%    12.49     12.83      235,157    3,001,084      6.83%      7.58%         2.14%
           2011                 0.10%    0.80%    11.69     11.93      196,298    2,334,931      0.28%      0.99%         9.10%
           2010                 0.10%    0.80%    11.65     11.81       34,613      404,955      8.80%      9.56%         4.81%
           2009   7/6/09        0.10%    0.80%    10.71     10.78       10,195      109,268     -0.86%      5.89%         1.96%
LVIP JPMORGAN HIGH YIELD STANDARD CLASS
           2012                 0.10%    0.80%    12.64     12.88       91,437    1,170,488     14.01%     14.81%         6.09%
           2011                 0.10%    0.80%    11.09     11.22       47,687      533,133      1.96%      2.67%         7.29%
           2010   6/9/10        0.10%    0.80%    10.88     10.92        8,378       91,352      0.91%     11.67%         3.63%
LVIP JPMORGAN MID CAP VALUE RPM STANDARD CLASS
           2012                 0.10%    0.80%    10.39     22.37       68,591      734,205     12.85%     13.65%         0.00%
           2011                 0.10%    0.80%     9.20     19.68       60,982      579,175     -2.56%     -1.87%         0.00%
           2010                 0.10%    0.80%     9.44      9.55       39,993      378,776     23.78%     24.15%         0.11%
           2009                 0.50%    0.80%     7.63      7.69       16,178      123,994     23.66%     24.03%         0.44%
           2008   7/17/08       0.50%    0.80%     6.17      6.20       17,524      108,319    -32.59%    -28.23%         0.66%
LVIP MFS INTERNATIONAL GROWTH STANDARD CLASS
           2012                 0.10%    0.80%     9.10     19.36      129,081    1,210,283     18.44%     19.28%         0.82%
           2011                 0.10%    0.80%     7.68     16.23      107,843      848,860    -10.59%     -9.96%         2.83%
           2010                 0.10%    0.80%     8.59     18.03      117,916    1,024,938     12.21%     13.00%         0.82%
           2009                 0.10%    0.80%     7.66      7.72      113,747      874,589     34.77%     35.17%         0.87%
           2008                 0.50%    0.80%     5.68      5.71      123,175      701,835    -49.35%    -49.20%         1.62%
LVIP MFS VALUE STANDARD CLASS
           2012                 0.10%    0.80%     9.97     19.22      411,303    4,464,513     15.40%     16.21%         1.27%
           2011                 0.10%    0.80%     8.64     16.54      412,184    3,769,639     -0.90%     -0.20%         1.59%
           2010                 0.10%    0.80%     8.72     16.57      343,936    3,043,802     10.70%     11.48%         1.63%
           2009                 0.10%    0.80%     7.88      7.94      183,643    1,454,029     20.00%     20.36%         1.26%
           2008                 0.50%    0.80%     6.58      6.60      176,114    1,158,686    -32.70%    -32.63%         1.98%
LVIP MID-CAP VALUE STANDARD CLASS
           2012                 0.10%    0.80%     9.84     24.18       76,504      843,541     23.13%     23.99%         0.42%
           2011                 0.10%    0.80%     7.99     19.50       58,763      504,755    -10.04%     -9.41%         0.00%
           2010                 0.10%    0.80%     8.88      8.98       51,685      472,449     22.91%     23.28%         0.27%
           2009                 0.50%    0.80%     7.23      7.28       44,421      322,552     41.30%     41.73%         0.55%
           2008                 0.50%    0.80%     5.13      5.14       37,888      194,415    -41.06%    -41.00%         0.38%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
LVIP MONDRIAN INTERNATIONAL VALUE STANDARD CLASS
           2012                 0.10%    0.80% $   8.10  $  19.83      484,907 $  7,295,461      8.74%      9.51%         2.92%
           2011                 0.10%    0.80%     7.44     18.24      485,004    6,868,472     -4.98%     -4.31%         3.06%
           2010                 0.10%    0.80%     7.81     19.19      497,627    7,465,078      1.65%      2.34%         3.18%
           2009                 0.10%    0.80%     7.67     18.88      562,304    8,486,133     20.27%     20.63%         3.38%
           2008                 0.50%    0.80%     6.36     15.70      581,885    7,471,477    -37.16%    -36.97%         4.83%
LVIP MONEY MARKET STANDARD CLASS
           2012                 0.10%    0.80%     9.99     12.63    4,503,968   48,602,909     -0.77%     -0.07%         0.03%
           2011                 0.10%    0.80%    10.00     12.73    3,284,677   36,887,918     -0.77%     -0.07%         0.03%
           2010                 0.10%    0.80%    10.01     12.82    3,259,823   36,720,381     -0.75%     -0.05%         0.05%
           2009                 0.10%    0.80%    10.41     12.92    3,355,894   38,171,200     -0.50%     -0.20%         0.30%
           2008                 0.50%    0.80%    10.44     12.98    3,131,992   36,725,669      1.53%      1.83%         2.28%
LVIP PROTECTED PROFILE 2010 STANDARD CLASS
           2012                 0.60%    0.80%    11.70     11.84       53,128      627,655      7.68%      7.89%         2.29%
           2011                 0.60%    0.80%    10.87     10.97       52,987      579,951      0.44%      0.64%         0.77%
           2010                 0.60%    0.80%    10.82     10.90       49,801      541,754     10.58%     10.80%         1.16%
           2009                 0.60%    0.80%     9.79      9.84       43,868      431,003     23.42%     23.66%         1.99%
           2008   2/11/08       0.60%    0.80%     7.93      7.96       14,144      112,521    -21.29%    -18.50%         5.32%
LVIP PROTECTED PROFILE 2020 STANDARD CLASS
           2012                 0.50%    0.80%    11.11     11.31       81,238      908,627      7.52%      7.89%         2.11%
           2011                 0.50%    0.80%    10.34     10.48       81,511      846,518     -0.60%     -0.37%         0.76%
           2010                 0.50%    0.80%    10.40     10.52       78,702      821,303     11.14%     11.59%         1.45%
           2009                 0.50%    0.80%     9.41      9.43       42,405      398,314     24.91%     25.00%         2.09%
           2008                 0.50%    0.60%     7.53      7.54       11,418       85,988    -27.33%    -27.26%         2.38%
LVIP PROTECTED PROFILE 2030 STANDARD CLASS
           2012                 0.50%    0.80%    10.74     10.93      114,822    1,246,331      7.04%      7.36%         1.95%
           2011                 0.50%    0.80%    10.04     10.18      100,191    1,014,665     -1.36%     -1.06%         0.60%
           2010                 0.50%    0.80%    10.18     10.29      126,714    1,298,898     11.65%     11.98%         0.87%
           2009                 0.50%    0.80%     9.11      9.19      133,846    1,225,610     26.93%     27.31%         1.96%
           2008                 0.50%    0.80%     7.22      7.22       64,121      461,742    -31.12%    -31.12%         1.14%
LVIP PROTECTED PROFILE 2040 STANDARD CLASS
           2012                 0.60%    0.80%    10.00     10.12      100,624    1,008,601      6.27%      6.48%         1.73%
           2011                 0.60%    0.80%     9.41      9.50       98,731      931,311     -2.25%     -2.05%         0.60%
           2010                 0.60%    0.80%     9.63      9.70       88,543      854,164     12.76%     12.99%         0.92%
           2009                 0.60%    0.80%     8.59      8.59       75,993      650,035     30.17%     30.17%         1.96%
           2008                 0.50%    0.60%     6.61      6.61       13,099       86,457    -35.87%    -35.87%         0.99%
LVIP PROTECTED PROFILE CONSERVATIVE STANDARD CLASS
           2012                 0.10%    0.80%    12.72     16.65      323,222    4,844,736      8.90%      9.66%         3.93%
           2011                 0.10%    0.80%    11.66     15.18      351,319    4,749,064      2.86%      3.58%         2.23%
           2010                 0.10%    0.80%    11.31     13.58      246,996    3,308,522      9.61%      9.95%         4.88%
           2009                 0.50%    0.80%    11.49     12.36      144,434    1,762,258     23.83%     24.23%         4.36%
           2008                 0.50%    0.80%     9.25      9.96       72,580      717,557    -19.09%    -18.85%         2.31%
LVIP PROTECTED PROFILE GROWTH STANDARD CLASS
           2012                 0.10%    0.80%    10.45     18.10    1,278,905   16,642,441      8.27%      9.03%         2.67%
           2011                 0.10%    0.80%     9.63     16.60    1,271,142   14,978,144     -0.80%     -0.10%         2.04%
           2010                 0.10%    0.80%     9.69     16.62    1,131,052   13,406,421     11.82%     12.61%         3.07%
           2009                 0.10%    0.80%     8.65     11.61      911,896    9,823,900     28.00%     28.39%         4.80%
           2008                 0.50%    0.80%     7.80      9.05      736,875    6,292,005    -33.95%    -33.75%         1.37%
LVIP PROTECTED PROFILE MODERATE STANDARD CLASS
           2012                 0.10%    0.80%    11.60     17.49    1,449,011   19,485,428      8.72%      9.48%         3.25%
           2011                 0.10%    0.80%    10.65     15.98    1,341,277   16,585,570      0.36%      1.07%         1.80%
           2010                 0.10%    0.80%    10.59     15.81    1,192,536   14,783,404     11.07%     11.85%         3.45%
           2009                 0.10%    0.80%     9.52     12.16      771,394    8,590,830     27.02%     27.40%         4.77%
           2008                 0.50%    0.80%     8.49      9.55      568,941    4,984,877    -27.20%    -26.98%         2.36%
LVIP SSGA BOND INDEX STANDARD CLASS
           2012                 0.10%    0.80%    12.31     12.43      110,613    1,371,912      3.03%      3.75%         2.19%
           2011                 0.10%    0.80%    11.94     12.04      117,874    1,416,006      6.54%      7.29%         3.20%
           2010                 0.10%    0.80%    11.13     11.28       66,766      751,516      5.12%      5.85%         2.06%
           2009                 0.10%    0.80%    10.70     10.70       48,009      513,434      3.90%      3.90%         1.73%
           2008   8/28/08       0.60%    0.60%    10.30     10.30       18,725      192,916      3.67%      3.97%         1.42%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
LVIP SSGA CONSERVATIVE INDEX ALLOCATION STANDARD CLASS
           2012                 0.10%    0.80% $  11.75  $  11.89        7,366 $     86,454      8.44%      8.99%         3.35%
           2011                 0.10%    0.60%    10.83     10.83        3,779       40,938      2.07%      2.07%         0.89%
           2010  11/15/10       0.60%    0.60%    10.61     10.61        1,048       11,128      1.36%      1.36%         0.00%
LVIP SSGA CONSERVATIVE STRUCTURED ALLOCATION STANDARD CLASS
           2012                 0.60%    0.60%    11.62     11.62          236        2,740      7.66%      7.66%         3.90%
           2011   1/7/11        0.60%    0.60%    10.80     10.80          134        1,449      2.11%      2.11%         0.15%
LVIP SSGA DEVELOPED INTERNATIONAL 150 STANDARD CLASS
           2012                 0.10%    0.60%     8.34     19.89       17,501      266,999     12.96%     13.52%         3.42%
           2011                 0.10%    0.80%     7.33     17.52       16,535      132,743    -12.83%    -12.22%         2.57%
           2010                 0.10%    0.80%     8.45     19.96       14,100      129,189      6.61%      7.14%         1.53%
           2009   5/21/09       0.10%    0.60%     7.92     18.63        1,273       11,562     -5.38%     10.73%         1.72%
LVIP SSGA EMERGING MARKETS 100 STANDARD CLASS
           2012                 0.10%    0.80%    13.95     27.70      144,187    2,188,634     11.76%     12.54%         2.65%
           2011                 0.10%    0.80%    12.48     24.61      118,791    1,508,862    -15.62%    -15.02%         1.74%
           2010                 0.10%    0.80%    14.79     28.96      264,029    4,353,411     26.75%     27.64%         1.78%
           2009                 0.10%    0.80%    11.71     11.71       43,300      637,329     88.76%     88.76%         1.55%
           2008  10/24/08       0.60%    0.60%     6.20      6.20        2,650       16,438      1.75%     18.15%         1.37%
LVIP SSGA GLOBAL TACTICAL ALLOCATION RPM STANDARD CLASS
           2012                 0.10%    0.80%     9.34     18.70      458,299    5,713,087     10.26%     11.04%         3.50%
           2011                 0.10%    0.80%     8.45     16.84      416,107    4,647,227     -0.58%      0.12%         1.42%
           2010                 0.10%    0.80%     8.49     12.05      358,181    4,044,081      7.87%      8.19%         1.36%
           2009                 0.50%    0.80%     7.85     11.15      191,868    1,922,563     29.75%     30.14%         6.81%
           2008                 0.50%    0.80%     7.07      8.57      180,264    1,376,821    -40.93%    -40.76%         0.68%
LVIP SSGA INTERNATIONAL INDEX STANDARD CLASS
           2012                 0.10%    0.80%     7.95     18.00      114,285      925,245     17.19%     18.01%         2.24%
           2011                 0.10%    0.80%     6.78     15.25       84,713      580,571    -13.08%    -12.46%         1.04%
           2010                 0.10%    0.80%     7.80      7.84       66,839      539,874      6.20%      6.41%         1.52%
           2009                 0.60%    0.80%     7.35      7.35       52,447      386,137     26.83%     26.83%         3.04%
           2008   7/23/08       0.80%    0.80%     5.79      5.79        3,157       18,287    -34.18%    -34.18%         0.85%
LVIP SSGA LARGE CAP 100 STANDARD CLASS
           2012                 0.10%    0.80%    11.25     23.42       45,855      534,290     11.33%     12.11%         2.04%
           2011                 0.10%    0.80%    10.11     20.89       25,007      269,815      1.50%      2.21%         1.74%
           2010                 0.10%    0.80%     9.96     10.01       17,363      178,087     18.24%     18.48%         1.35%
           2009                 0.60%    0.80%     8.42      8.42       13,722      115,576     34.24%     34.24%         1.20%
           2008   9/23/08       0.80%    0.80%     6.27      6.27       14,227       89,253    -26.54%    -26.54%         0.61%
LVIP SSGA MODERATE INDEX ALLOCATION STANDARD CLASS
           2012                 0.10%    0.60%    12.06     12.20       52,503      638,032     11.04%     11.59%         2.38%
           2011                 0.10%    0.60%    10.86     10.86       48,523      529,269     -0.83%     -0.83%         0.44%
           2010   11/4/10       0.60%    0.60%    10.95     10.95       14,061      154,000     -0.58%     -0.58%         0.00%
LVIP SSGA MODERATE STRUCTURED ALLOCATION STANDARD CLASS
           2012                 0.10%    0.60%    11.89     12.03      111,463    1,328,653      9.88%     10.43%         6.42%
           2011                 0.10%    0.60%    10.82     10.82       31,861      345,280     -0.31%     -0.31%         0.26%
           2010   12/9/10       0.60%    0.60%    10.86     10.86       18,752      203,564      1.34%      1.34%         0.00%
LVIP SSGA MODERATELY AGGRESSIVE INDEX ALLOCATION STANDARD CLASS
           2012                 0.10%    0.60%    12.12     12.27      277,107    3,359,857     12.18%     12.75%         4.25%
           2011   5/26/11       0.10%    0.60%    10.81     10.88       17,648      190,937     -5.99%     -5.29%         0.09%
LVIP SSGA MODERATELY AGGRESSIVE STRUCTURED ALLOCATION STANDARD CLASS
           2012                 0.10%    0.60%    12.14     12.28       72,975      886,428     10.72%     11.28%         4.18%
           2011   3/1/11        0.10%    0.60%    10.96     11.04        9,890      108,556     -7.38%      3.94%         0.63%
LVIP SSGA S&P 500 INDEX STANDARD CLASS
           2012                 0.10%    0.80%    10.07     20.50      550,819    6,665,566     14.73%     15.53%         1.02%
           2011                 0.10%    0.80%     8.76     17.74      486,720    4,952,338      1.04%      1.75%         1.06%
           2010                 0.10%    0.80%     8.65     17.44      333,737    3,336,171     13.81%     14.57%         1.20%
           2009                 0.10%    0.80%     7.58      9.32      332,657    2,879,662     25.10%     25.48%         1.44%
           2008                 0.50%    0.80%     6.82      7.44      193,641    1,374,930    -37.70%    -37.51%         4.45%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
LVIP SSGA SMALL-CAP INDEX STANDARD CLASS
           2012                 0.10%    0.80% $  10.27  $  22.13      112,939 $  1,543,601     14.97%     15.78%         0.86%
           2011                 0.10%    0.80%     8.93     19.12       72,597      665,480     -5.32%     -4.66%         0.37%
           2010                 0.10%    0.80%     9.44     20.05       61,638      619,883     25.18%     26.06%         0.59%
           2009                 0.10%    0.80%     7.54      7.60       52,028      399,098     25.00%     25.39%         0.95%
           2008                 0.50%    0.80%     6.03      6.06       32,004      193,522    -34.50%    -34.30%         1.30%
LVIP SSGA SMALL-MID CAP 200 STANDARD CLASS
           2012                 0.10%    0.80%    13.84     28.54       25,264      424,710     12.92%     13.71%         2.84%
           2011                 0.10%    0.80%    12.25     25.09       17,122      274,124     -2.99%     -2.31%         1.92%
           2010                 0.10%    0.80%    12.63     25.69       13,516      196,970     26.73%     27.63%         2.39%
           2009                 0.10%    0.80%     9.97      9.97        4,815       52,500     50.45%     50.45%         2.04%
           2008   7/23/2008     0.80%    0.80%     6.62      6.62        2,999       19,863    -28.51%    -28.51%         0.82%
LVIP T. ROWE PRICE GROWTH STOCK STANDARD CLASS
           2012                 0.10%    0.80%    10.84     20.73      132,055    1,578,188     17.37%     18.19%         0.00%
           2011                 0.10%    0.80%     9.24     17.54       98,310      985,001     -2.44%     -1.75%         0.00%
           2010                 0.10%    0.80%     9.47      9.54       46,294      442,852     15.80%     16.03%         0.00%
           2009                 0.60%    0.80%     8.18      8.22       29,883      245,479     41.94%     42.23%         0.00%
           2008                 0.60%    0.80%     5.76      5.78       13,195       76,262    -42.31%    -42.19%         0.35%
LVIP T. ROWE PRICE STRUCTURED MID-CAP GROWTH STANDARD CLASS
           2012                 0.10%    0.80%    11.82     23.56      111,776    1,904,704     15.38%     16.19%         0.00%
           2011                 0.10%    0.80%    10.23     20.28       89,272    1,353,106     -4.63%     -3.96%         0.00%
           2010                 0.10%    0.80%    10.70     18.89      113,563    1,820,880     27.35%     27.73%         0.00%
           2009                 0.50%    0.80%     8.39     14.83      108,643    1,348,655     45.18%     45.61%         0.11%
           2008                 0.50%    0.80%     6.54     10.22       90,299      768,800    -43.23%    -43.06%         0.00%
LVIP TEMPLETON GROWTH RPM STANDARD CLASS
           2012                 0.10%    0.80%     9.45     19.37       74,584      762,280     20.25%     21.09%         2.03%
           2011                 0.10%    0.80%     7.93     15.99       72,418      605,509     -3.67%     -3.19%         2.41%
           2010                 0.10%    0.60%     8.23      8.26       53,048      457,604      5.93%      6.04%         2.45%
           2009                 0.50%    0.60%     7.77      7.79       25,596      199,000     27.33%     27.47%         2.33%
           2008                 0.50%    0.80%     6.10      6.11       13,502       82,413    -38.14%    -38.07%         3.26%
LVIP UBS LARGE CAP GROWTH RPM STANDARD CLASS
           2012                 0.10%    0.80%     7.53     18.88      332,616    3,356,842     15.46%     16.27%         0.00%
           2011                 0.10%    0.80%     6.52     16.24      315,344    2,754,242     -6.44%     -5.78%         0.21%
           2010                 0.10%    0.80%     6.97     14.91      307,430    2,855,356     10.46%     10.79%         0.71%
           2009                 0.50%    0.80%     6.31     13.50      355,348    2,942,418     37.42%     37.83%         0.84%
           2008                 0.50%    0.80%     4.59      9.82      370,420    2,193,697    -41.29%    -41.12%         0.70%
LVIP VANGUARD DOMESTIC EQUITY ETF STANDARD CLASS
           2012                 0.10%    0.60%    10.79     10.88        3,599       38,914     14.49%     15.05%         2.56%
           2011   7/21/11       0.10%    0.60%     9.42      9.45          969        9,140     -6.69%     12.41%         0.71%
LVIP VANGUARD INTERNATIONAL EQUITY ETF STANDARD CLASS
           2012                 0.10%    0.60%     9.97      9.97       59,503      594,027     18.64%     18.64%         5.16%
           2011   9/21/11       0.60%    0.60%     8.41      8.41       18,997      159,728      1.32%      1.32%         0.00%
M BUSINESS OPPORTUNITY VALUE
           2012                 0.50%    0.60%     9.44     14.38       45,503      612,157     16.59%     16.70%         0.81%
           2011                 0.50%    0.60%     8.10     12.33       51,321      568,970     -4.69%     -4.59%         0.37%
           2010                 0.50%    0.60%     8.50     12.94       50,033      586,217      8.62%      8.73%         0.76%
           2009                 0.50%    0.60%     7.82     11.91       48,539      531,912     23.83%     23.96%         0.88%
           2008                 0.50%    0.60%     7.43      9.62       26,349      226,092    -34.88%    -34.81%         0.04%
M CAPITAL APPRECIATION
           2012                 0.50%    0.80%    11.64     25.55       53,636    1,100,965     16.50%     16.85%         0.34%
           2011                 0.50%    0.80%     9.97     21.94       50,561      901,681     -7.96%     -7.69%         0.00%
           2010                 0.50%    0.80%    10.81     23.83       45,648      893,186     25.99%     26.37%         0.21%
           2009                 0.50%    0.80%     8.57     18.92       50,385      778,891     47.42%     47.86%         0.04%
           2008                 0.50%    0.80%     6.46     12.83       78,194      803,848    -42.49%    -42.32%         0.00%
M INTERNATIONAL EQUITY
           2012                 0.50%    0.80%     7.86     20.66       95,375    1,528,442     19.72%     20.08%         1.96%
           2011                 0.50%    0.80%     6.55     17.26      108,081    1,374,512    -14.25%    -13.99%         3.36%
           2010                 0.50%    0.80%     7.63     20.12       93,228    1,401,581      3.77%      4.09%         3.44%
           2009                 0.50%    0.80%     7.34     19.39       84,915    1,259,527     24.28%     24.66%         2.36%
           2008                 0.50%    0.80%     7.35     15.60      113,840    1,346,840    -40.32%    -40.14%         3.91%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
M LARGE CAP GROWTH
           2012                 0.50%    0.80% $  11.10  $  19.95       60,839 $    999,329     18.36%     18.72%         0.05%
           2011                 0.50%    0.80%     9.36     16.86       57,472      818,941     -1.59%     -1.30%         0.00%
           2010                 0.50%    0.80%     9.49     17.13       55,155      804,498     22.08%     22.45%         0.34%
           2009                 0.50%    0.80%     7.76     14.03       75,377      947,078     36.31%     36.72%         0.62%
           2008                 0.50%    0.80%     6.29     10.29       91,193      837,856    -49.38%    -49.23%         0.02%
MFS VIT CORE EQUITY INITIAL CLASS
           2012                 0.60%    0.80%    13.82     16.98       72,897    1,053,545     15.30%     15.53%         0.79%
           2011                 0.60%    0.80%    11.98     14.73       64,128      809,902     -1.81%     -1.61%         0.97%
           2010                 0.60%    0.80%    12.20     15.00       66,992      867,299     16.28%     16.51%         1.01%
           2009                 0.60%    0.80%    10.50     12.90       50,706      580,465     31.38%     31.64%         1.66%
           2008                 0.60%    0.80%     7.99      9.82       55,844      483,505    -39.64%    -39.52%         0.78%
MFS VIT GROWTH INITIAL CLASS
           2012                 0.10%    0.80%     7.85     20.59      685,964    7,436,312     16.45%     17.27%         0.00%
           2011                 0.10%    0.80%     6.74     17.64      698,904    6,423,476     -1.12%     -0.42%         0.19%
           2010                 0.10%    0.80%     6.82     17.84      795,737    7,298,040     14.42%     14.65%         0.12%
           2009                 0.60%    0.80%     5.96     15.59      806,070    6,505,627     36.58%     36.85%         0.32%
           2008                 0.60%    0.80%     4.36     11.41      841,046    4,974,112    -37.92%    -37.79%         0.23%
MFS VIT TOTAL RETURN INITIAL CLASS
           2012                 0.10%    0.80%    10.80     18.75      954,957   15,795,394     10.37%     11.15%         2.75%
           2011                 0.10%    0.80%     9.76     16.99    1,038,449   15,646,699      0.96%      1.67%         2.60%
           2010                 0.10%    0.80%     9.65     16.83    1,145,886   17,212,524      9.05%      9.38%         2.68%
           2009                 0.50%    0.80%     8.83     15.43    1,182,987   16,549,287     17.09%     17.44%         3.58%
           2008                 0.50%    0.80%     8.73     13.18    1,164,594   13,966,695    -22.75%    -22.52%         3.09%
MFS VIT UTILITIES INITIAL CLASS
           2012                 0.10%    0.80%    11.78     37.55      615,652   13,766,941     12.58%     13.37%         6.75%
           2011                 0.10%    0.80%    10.44     33.35      617,025   12,893,297      5.93%      6.68%         3.16%
           2010                 0.10%    0.80%     9.83     31.48      616,817   12,318,015     12.90%     13.69%         3.22%
           2009                 0.10%    0.80%     8.69     27.89      670,448   11,993,015     32.16%     32.55%         5.06%
           2008                 0.50%    0.80%     9.95     21.10      732,088   10,072,633    -38.17%    -37.98%         1.52%
NB AMT LARGE CAP VALUE I CLASS
           2012                 0.80%    0.80%    13.16     14.08      111,711    1,540,113     15.67%     15.67%         0.43%
           2011                 0.80%    0.80%    11.37     12.17      112,334    1,338,622    -12.06%    -12.06%         0.00%
           2010                 0.80%    0.80%    12.93     13.84      122,824    1,668,236     14.74%     14.74%         0.67%
           2009                 0.80%    0.80%    11.27     12.06      130,659    1,542,861     54.83%     54.83%         2.50%
           2008                 0.80%    0.80%     7.28      7.79      203,440    1,562,004    -52.77%    -52.77%         0.55%
NB AMT MID CAP GROWTH I CLASS
           2012                 0.50%    0.80%    10.65     21.99      986,237   12,569,086     11.52%     11.85%         0.00%
           2011                 0.50%    0.80%     9.55     19.72    1,024,478   11,746,694     -0.33%     -0.03%         0.00%
           2010                 0.50%    0.80%     9.58     19.79    1,082,583   12,629,264     28.07%     28.45%         0.00%
           2009                 0.50%    0.80%     7.48     15.45    1,130,900   10,272,522     30.55%     30.94%         0.00%
           2008                 0.50%    0.80%     5.73     11.84    1,030,583    7,165,368    -43.82%    -43.65%         0.00%
NB AMT MID CAP INTRINSIC VALUE I CLASS
           2012                 0.50%    0.80%    11.36     19.91      165,006    2,924,556     14.61%     14.95%         0.64%
           2011                 0.50%    0.80%     9.89     17.37      164,695    2,549,969     -7.24%     -6.96%         0.63%
           2010                 0.50%    0.80%    10.63     18.73      178,156    2,986,105     25.18%     25.56%         0.70%
           2009                 0.50%    0.80%     8.46     14.96      214,905    2,870,568     45.39%     45.83%         1.79%
           2008                 0.50%    0.80%     5.80     10.29      246,469    2,252,426    -46.25%    -46.09%         1.22%
PIMCO VIT COMMODITYREALRETURN STRATEGY ADMINISTRATIVE CLASS
           2012                 0.10%    0.80%    14.88     15.27      257,164    3,872,910      4.55%      5.29%         2.85%
           2011                 0.10%    0.80%    14.24     14.50      218,134    3,126,656     -8.30%     -7.65%        13.51%
           2010                 0.10%    0.80%    15.52     15.70      135,686    2,114,205     23.53%     24.40%        16.04%
           2009   6/8/09        0.10%    0.80%    12.57     12.62       38,706      487,139     13.28%     26.15%         8.13%
PREMIER VIT OPCAP GLOBAL EQUITY CLASS I
           2008                 0.00%    0.00%       --        --           --           --      0.00%      0.00%         1.51%
PREMIER VIT OPCAP MANAGED CLASS I
           2009                 0.80%    0.80%    11.46     11.46       35,244      403,742     23.71%     23.71%         2.44%
           2008                 0.80%    0.80%     9.26      9.26       35,212      326,065    -30.33%    -30.33%         3.34%

                             MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                             MINIMUM    MAXIMUM    INVESTMENT
                COMMENCEMENT   FEE      FEE      UNIT      UNIT       UNITS                   TOTAL      TOTAL       INCOME
SUBACCOUNT YEAR    DATE(1)   RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)    RATIO(5)
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GLOBAL HEALTH CARE CLASS IB
           2012                 0.80%    0.80%  $ 13.96   $ 16.70       64,818 $    923,364     21.29%     21.29%         1.38%
           2011                 0.80%    0.80%    11.51     13.77       32,072      382,452     -1.97%     -1.97%         0.78%
           2010                 0.80%    0.80%    11.74     14.05       29,796      363,292      1.65%      1.65%         2.03%
           2009                 0.80%    0.80%    11.55     13.82       32,861      393,684     25.00%     25.00%         0.00%
           2008                 0.80%    0.80%     9.24     11.05       36,618      360,265    -17.73%    -17.73%         0.00%
PUTNAM VT GROWTH & INCOME CLASS IB
           2012                 0.80%    0.80%    12.68     14.46       79,285    1,020,660     18.19%     18.19%         1.53%
           2011                 0.80%    0.80%    10.73     12.24       68,817      750,288     -5.40%     -5.40%         1.24%
           2010                 0.80%    0.80%    11.34     12.93       67,399      775,888     13.47%     13.47%         1.56%
           2009                 0.80%    0.80%     9.99     11.40       68,422      692,959     28.78%     28.78%         2.61%
           2008                 0.80%    0.80%     7.76      8.85       46,856      369,505    -39.19%    -39.19%         2.13%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.
(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.
(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.
(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.
(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2012:

                                                                       AGGREGATE    AGGREGATE
                                                                        COST OF     PROCEEDS
SUBACCOUNT                                                             PURCHASES   FROM SALES
----------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class A                                 $   128,065  $   158,905
ABVPSF Growth and Income Class A                                          536,840      978,883
ABVPSF International Value Class A                                        423,534      292,772
ABVPSF Large Cap Growth Class A                                           122,334      373,282
ABVPSF Small/Mid Cap Value Class A                                      2,156,592    1,432,153
American Century VP Inflation Protection Class I                        1,471,779    1,402,442
American Funds Global Growth Class 2                                    1,435,802    1,257,859
American Funds Global Small Capitalization Class 2                      1,086,433      754,383
American Funds Growth Class 2                                           3,384,974    4,058,391
American Funds Growth-Income Class 2                                    2,652,028    3,266,662
American Funds International Class 2                                    3,730,547    1,991,295
BlackRock Global Allocation V.I. Class I                                4,302,552      735,311
Delaware VIP Diversified Income Standard Class                          5,779,966    1,586,026
Delaware VIP Emerging Markets Standard Class                            3,273,814    3,563,599
Delaware VIP High Yield Standard Class                                  7,254,582    4,766,330
Delaware VIP Limited-Term Diversified Income Standard Class               898,072      727,608
Delaware VIP REIT Standard Class                                        5,860,244    5,034,136
Delaware VIP Small Cap Value Standard Class                             2,646,765    2,605,120
Delaware VIP Smid Cap Growth Standard Class                             2,676,857    1,734,117
Delaware VIP U.S. Growth Standard Class                                 1,373,925      144,269
Delaware VIP Value Standard Class                                       2,653,386    1,060,226
DWS Alternative Asset Allocation VIP Class A                              355,246      420,598
DWS Equity 500 Index VIP Class A                                        4,787,136    6,532,011
DWS Small Cap Index VIP Class A                                           597,854    1,010,926
Fidelity VIP Asset Manager Initial Class                                   46,202       66,530
Fidelity VIP Contrafund Service Class                                   3,469,766    4,162,172
Fidelity VIP Equity-Income Initial Class                                  284,461      924,107
Fidelity VIP Equity-Income Service Class                                  298,322      281,985
Fidelity VIP Growth Service Class                                         508,549    1,858,550
Fidelity VIP Growth Opportunities Service Class                           377,310      173,219
Fidelity VIP High Income Service Class                                    393,144      210,857
Fidelity VIP Investment Grade Bond Initial Class                        1,111,279    1,063,598
Fidelity VIP Mid Cap Service Class                                      1,201,256      376,964
Fidelity VIP Overseas Service Class                                       438,994      652,142
FTVIPT Franklin Income Securities Class 1                               1,365,896      644,253
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1                   564,442      969,996
FTVIPT Mutual Shares Securities Class 1                                   806,961      514,447
FTVIPT Templeton Foreign Securities Class 1                               284,501      547,178
FTVIPT Templeton Foreign Securities Class 2                               465,876      424,235
FTVIPT Templeton Global Bond Securities Class 1                         1,323,585    2,489,767
FTVIPT Templeton Growth Securities Class 1                                194,111      322,885
FTVIPT Templeton Growth Securities Class 2                                116,712      246,868
Invesco V.I. Capital Appreciation Series I                                168,006    9,549,418
Invesco V.I. Core Equity Series I                                         763,583      849,632
Invesco V.I. Diversified Income Series I                                  415,609      417,612
Invesco V.I. International Growth Series I                                584,344      681,091
Invesco Van Kampen V.I. American Franchise Series I                     9,364,573      703,493
Janus Aspen Series Balanced Institutional Class                         1,492,588    2,119,316
Janus Aspen Series Balanced Service Class                                 307,258      324,566
Janus Aspen Series Enterprise Service Class                                54,841      118,532
Janus Aspen Series Global Technology Service Class                        315,104      279,762
Janus Aspen Series Worldwide Institutional Class                          557,702      983,577
Janus Aspen Series Worldwide Service Class                                 78,895      117,046
LVIP Baron Growth Opportunities Standard Class                             58,014       63,749
LVIP Baron Growth Opportunities Service Class                           1,252,900      456,428
LVIP BlackRock Equity Dividend RPM Standard Class                         526,114      277,072
LVIP BlackRock Inflation Protected Bond Standard Class                  4,603,571    3,349,123
LVIP Capital Growth Standard Class                                        214,167       63,599

                                                                       AGGREGATE    AGGREGATE
                                                                        COST OF     PROCEEDS
SUBACCOUNT                                                             PURCHASES   FROM SALES
----------------------------------------------------------------------------------------------
LVIP Clarion Global Real Estate Standard Class                        $   483,531  $   330,560
LVIP Columbia Small-Mid Cap Growth RPM Standard Class                     255,575      380,053
LVIP Delaware Bond Standard Class                                       9,621,738    4,134,281
LVIP Delaware Diversified Floating Rate Standard Class                    144,910       79,099
LVIP Delaware Foundation Aggressive Allocation Standard Class             171,491      413,214
LVIP Delaware Growth and Income Standard Class                            170,482       42,227
LVIP Delaware Social Awareness Standard Class                             151,003      433,196
LVIP Delaware Special Opportunities Standard Class                        312,553       80,373
LVIP Dimensional Non-U.S. Equity Standard Class                           362,030       12,489
LVIP Dimensional U.S. Equity Standard Class                               555,506        9,259
LVIP Dimensional/Vanguard Total Bond Standard Class                     3,845,835       30,415
LVIP Global Income Standard Class                                         749,381      213,044
LVIP JPMorgan High Yield Standard Class                                   633,786       56,870
LVIP JPMorgan Mid Cap Value RPM Standard Class                            235,280      161,114
LVIP MFS International Growth Standard Class                              414,120      224,949
LVIP MFS Value Standard Class                                             990,641      872,533
LVIP Mid-Cap Value Standard Class                                         320,370      123,394
LVIP Mondrian International Value Standard Class                        1,668,609    1,699,098
LVIP Money Market Standard Class                                       47,859,236   31,230,359
LVIP Protected Profile 2010 Standard Class                                 80,844       68,875
LVIP Protected Profile 2020 Standard Class                                 87,000       77,188
LVIP Protected Profile 2030 Standard Class                                237,307       67,008
LVIP Protected Profile 2040 Standard Class                                170,245      144,387
LVIP Protected Profile Conservative Standard Class                        817,053      957,394
LVIP Protected Profile Growth Standard Class                            2,592,236    2,089,026
LVIP Protected Profile Moderate Standard Class                          3,684,105    1,877,629
LVIP SSgA Bond Index Standard Class                                     1,027,831    1,100,461
LVIP SSgA Conservative Index Allocation Standard Class                     44,293        2,080
LVIP SSgA Conservative Structured Allocation Standard Class                 1,608          387
LVIP SSgA Developed International 150 Standard Class                      213,187      106,450
LVIP SSgA Emerging Markets 100 Standard Class                           3,066,732    2,301,280
LVIP SSgA Global Tactical Allocation RPM Standard Class                   994,790      292,032
LVIP SSgA International Index Standard Class                              297,402       66,726
LVIP SSgA Large Cap 100 Standard Class                                    258,903       27,352
LVIP SSgA Moderate Index Allocation Standard Class                        107,318       48,060
LVIP SSgA Moderate Structured Allocation Standard Class                 1,033,992       42,244
LVIP SSgA Moderately Aggressive Index Allocation Standard Class         3,122,946       44,399
LVIP SSgA Moderately Aggressive Structured Allocation Standard Class      790,711       25,099
LVIP SSgA S&P 500 Index Standard Class                                  4,442,784    3,501,247
LVIP SSgA Small-Cap Index Standard Class                                  865,356      160,786
LVIP SSgA Small-Mid Cap 200 Standard Class                                177,037       33,873
LVIP T. Rowe Price Growth Stock Standard Class                            511,470      108,213
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class               847,742      472,374
LVIP Templeton Growth RPM Standard Class                                  112,274       73,484
LVIP UBS Large Cap Growth RPM Standard Class                              371,777      230,343
LVIP Vanguard Domestic Equity ETF Standard Class                           30,248        2,362
LVIP Vanguard International Equity ETF Standard Class                     568,868      172,340
M Business Opportunity Value                                               65,825      110,508
M Capital Appreciation                                                    152,027       40,871
M International Equity                                                    224,154      317,834
M Large Cap Growth                                                         97,622       78,839
MFS VIT Core Equity Initial Class                                         153,666       41,388
MFS VIT Growth Initial Class                                              803,997      905,750
MFS VIT Total Return Initial Class                                        971,599    2,070,479
MFS VIT Utilities Initial Class                                         2,207,195    2,113,880
NB AMT Large Cap Value I Class                                             63,327       77,349
NB AMT Mid Cap Growth I Class                                             457,510    1,084,160
NB AMT Mid Cap Intrinsic Value I Class                                  1,036,693      282,118
PIMCO VIT CommodityRealReturn Strategy Administrative Class             1,436,563      642,041
Putnam VT Global Health Care Class IB                                     566,465       73,870
Putnam VT Growth & Income Class IB                                        191,528       62,774

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2012:

                                                                                   NET
                                                                        SHARES    ASSET    FAIR VALUE    COST OF
SUBACCOUNT                                                              OWNED     VALUE    OF SHARES      SHARES
------------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class A                                    62,812  $ 16.88  $ 1,060,267  $ 1,001,850
ABVPSF Growth and Income Class A                                        345,561    20.88    7,215,309    7,025,096
ABVPSF International Value Class A                                      209,797    12.96    2,718,975    3,286,954
ABVPSF Large Cap Growth Class A                                          51,811    31.17    1,614,956    1,303,638
ABVPSF Small/Mid Cap Value Class A                                      568,253    17.67   10,041,037    8,924,367
American Century VP Inflation Protection Class I                        832,758    12.05   10,034,736    9,100,943
American Funds Global Growth Class 2                                    443,609    23.44   10,398,183    9,004,979
American Funds Global Small Capitalization Class 2                      546,366    19.86   10,850,827   10,249,588
American Funds Growth Class 2                                           827,701    60.45   50,034,530   42,170,447
American Funds Growth-Income Class 2                                  1,017,500    38.24   38,909,202   34,159,079
American Funds International Class 2                                  1,383,049    17.62   24,369,328   23,650,987
BlackRock Global Allocation V.I. Class I                                748,408    16.10   12,049,377   11,784,826
Delaware VIP Diversified Income Standard Class                        1,686,212    11.07   18,666,370   17,798,302
Delaware VIP Emerging Markets Standard Class                            889,576    19.84   17,649,184   16,336,376
Delaware VIP High Yield Standard Class                                2,717,102     6.11   16,601,492   15,200,379
Delaware VIP Limited-Term Diversified Income Standard Class             273,472    10.12    2,767,533    2,728,384
Delaware VIP REIT Standard Class                                        948,219    12.06   11,435,518   10,675,823
Delaware VIP Small Cap Value Standard Class                             622,158    33.14   20,618,305   16,918,611
Delaware VIP Smid Cap Growth Standard Class                             570,529    24.37   13,903,780   12,058,296
Delaware VIP U.S. Growth Standard Class                                 282,662    10.17    2,874,677    2,413,432
Delaware VIP Value Standard Class                                       684,921    19.88   13,616,232   12,197,841
DWS Alternative Asset Allocation VIP Class A                             55,964    13.90      777,902      740,410
DWS Equity 500 Index VIP Class A                                      2,720,616    15.01   40,836,439   33,726,984
DWS Small Cap Index VIP Class A                                         407,430    13.56    5,524,757    4,799,645
Fidelity VIP Asset Manager Initial Class                                 54,520    15.17      827,072      788,212
Fidelity VIP Contrafund Service Class                                 1,274,436    26.36   33,594,141   31,063,614
Fidelity VIP Equity-Income Initial Class                                103,909    19.94    2,071,935    2,213,851
Fidelity VIP Equity-Income Service Class                                 94,036    19.87    1,868,492    2,006,945
Fidelity VIP Growth Service Class                                       168,498    41.95    7,068,512    5,615,374
Fidelity VIP Growth Opportunities Service Class                          65,606    21.76    1,427,585    1,119,810
Fidelity VIP High Income Service Class                                  392,912     5.78    2,271,030    2,210,360
Fidelity VIP Investment Grade Bond Initial Class                        257,538    13.06    3,363,450    3,292,086
Fidelity VIP Mid Cap Service Class                                      154,511    30.39    4,695,578    4,496,926
Fidelity VIP Overseas Service Class                                     213,089    16.02    3,413,690    3,630,588
FTVIPT Franklin Income Securities Class 1                               345,689    15.47    5,347,810    4,967,427
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1                 194,713    21.87    4,258,373    3,673,206
FTVIPT Mutual Shares Securities Class 1                                 163,046    17.45    2,845,156    2,727,775
FTVIPT Templeton Foreign Securities Class 1                             198,790    14.63    2,908,300    2,911,401
FTVIPT Templeton Foreign Securities Class 2                             303,665    14.37    4,363,659    4,158,151
FTVIPT Templeton Global Bond Securities Class 1                         348,293    20.00    6,965,863    6,420,100
FTVIPT Templeton Growth Securities Class 1                              289,385    12.16    3,518,919    3,561,483
FTVIPT Templeton Growth Securities Class 2                              117,458    11.97    1,405,969    1,304,500
Invesco V.I. Core Equity Series I                                       415,264    30.14   12,516,068   10,491,958
Invesco V.I. Diversified Income Series I                                 92,321     6.54      603,780      623,235
Invesco V.I. International Growth Series I                              205,435    30.03    6,169,222    4,976,894
Invesco Van Kampen V.I. American Franchise Series I                     231,531    36.28    8,399,960    8,600,687
Janus Aspen Series Balanced Institutional Class                         336,937    27.17    9,154,584    8,619,241
Janus Aspen Series Balanced Service Class                                74,468    28.42    2,116,382    2,009,150
Janus Aspen Series Enterprise Service Class                              40,980    43.18    1,769,530    1,212,394
Janus Aspen Series Global Technology Service Class                      543,729     6.16    3,349,371    2,457,988
Janus Aspen Series Worldwide Institutional Class                        225,088    30.74    6,919,196    6,346,123
Janus Aspen Series Worldwide Service Class                               56,739    30.32    1,720,332    1,457,716
LVIP Baron Growth Opportunities Standard Class                            4,959    35.53      176,184      156,670
LVIP Baron Growth Opportunities Service Class                           157,530    35.08    5,526,781    4,370,409
LVIP BlackRock Equity Dividend RPM Standard Class                       229,177    14.98    3,432,387    3,341,944
LVIP BlackRock Inflation Protected Bond Standard Class                  158,819    11.48    1,823,241    1,786,730
LVIP Capital Growth Standard Class                                       24,467    27.75      678,918      579,831
LVIP Clarion Global Real Estate Standard Class                          238,340     8.50    2,025,172    1,649,738

                                                                                   NET
                                                                        SHARES    ASSET    FAIR VALUE    COST OF
SUBACCOUNT                                                              OWNED     VALUE    OF SHARES      SHARES
------------------------------------------------------------------------------------------------------------------
LVIP Columbia Small-Mid Cap Growth RPM Standard Class                    80,910  $ 11.11  $   898,670  $   802,460
LVIP Delaware Bond Standard Class                                     3,613,833    14.21   51,359,790   48,737,781
LVIP Delaware Diversified Floating Rate Standard Class                  101,216    10.14    1,025,926    1,018,093
LVIP Delaware Foundation Aggressive Allocation Standard Class           208,190    13.19    2,746,856    2,651,425
LVIP Delaware Growth and Income Standard Class                           24,753    33.04      817,759      746,156
LVIP Delaware Social Awareness Standard Class                            23,941    32.54      778,933      736,118
LVIP Delaware Special Opportunities Standard Class                       21,626    34.13      737,985      738,670
LVIP Dimensional Non-U.S. Equity Standard Class                          39,857     9.20      366,761      349,251
LVIP Dimensional U.S. Equity Standard Class                              52,490    10.72      562,434      546,272
LVIP Dimensional/Vanguard Total Bond Standard Class                     358,350    10.69    3,830,048    3,877,757
LVIP Global Income Standard Class                                       254,248    11.80    3,001,145    3,054,083
LVIP JPMorgan High Yield Standard Class                                 105,234    11.12    1,170,519    1,133,623
LVIP JPMorgan Mid Cap Value RPM Standard Class                           62,319    11.78      734,245      645,222
LVIP MFS International Growth Standard Class                             93,207    12.94    1,205,638    1,142,038
LVIP MFS Value Standard Class                                           172,783    25.80    4,457,276    3,801,030
LVIP Mid-Cap Value Standard Class                                        53,065    15.90      843,577      669,532
LVIP Mondrian International Value Standard Class                        478,158    15.24    7,288,563    7,920,525
LVIP Money Market Standard Class                                      5,331,145    10.00   53,311,454   53,311,449
LVIP Protected Profile 2010 Standard Class                               55,750    11.26      627,687      517,972
LVIP Protected Profile 2020 Standard Class                               84,230    10.79      908,678      786,240
LVIP Protected Profile 2030 Standard Class                              117,286    10.63    1,246,394    1,096,661
LVIP Protected Profile 2040 Standard Class                              100,779    10.01    1,008,700      852,205
LVIP Protected Profile Conservative Standard Class                      376,573    12.85    4,838,959    4,362,944
LVIP Protected Profile Growth Standard Class                          1,379,114    11.90   16,414,221   15,692,685
LVIP Protected Profile Moderate Standard Class                        1,544,343    12.56   19,400,034   17,963,071
LVIP SSgA Bond Index Standard Class                                     118,347    11.57    1,369,396    1,330,410
LVIP SSgA Conservative Index Allocation Standard Class                    7,581    11.40       86,458       82,556
LVIP SSgA Conservative Structured Allocation Standard Class                 246    11.14        2,740        2,656
LVIP SSgA Developed International 150 Standard Class                     32,976     8.10      267,003      250,871
LVIP SSgA Emerging Markets 100 Standard Class                           209,380    10.45    2,187,396    2,387,615
LVIP SSgA Global Tactical Allocation RPM Standard Class                 521,721    10.95    5,713,364    5,505,491
LVIP SSgA International Index Standard Class                            116,100     7.94      922,068      889,601
LVIP SSgA Large Cap 100 Standard Class                                   46,495    11.49      534,318      484,747
LVIP SSgA Moderate Index Allocation Standard Class                       54,824    11.64      638,046      598,829
LVIP SSgA Moderate Structured Allocation Standard Class                 117,835    11.28    1,328,707    1,304,743
LVIP SSgA Moderately Aggressive Index Allocation Standard Class         288,315    11.65    3,360,018    3,269,788
LVIP SSgA Moderately Aggressive Structured Allocation Standard Class     77,713    11.41      886,468      874,679
LVIP SSgA S&P 500 Index Standard Class                                  653,617    10.19    6,661,015    6,013,615
LVIP SSgA Small-Cap Index Standard Class                                 78,770    19.60    1,543,650    1,319,526
LVIP SSgA Small-Mid Cap 200 Standard Class                               33,376    12.63      421,500      400,080
LVIP T. Rowe Price Growth Stock Standard Class                           76,514    20.63    1,578,255    1,355,777
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class             121,403    15.69    1,904,568    1,620,932
LVIP Templeton Growth RPM Standard Class                                 26,529    28.74      762,314      668,528
LVIP UBS Large Cap Growth RPM Standard Class                            142,480    23.55    3,355,409    2,883,110
LVIP Vanguard Domestic Equity ETF Standard Class                          3,744    10.39       38,915       37,380
LVIP Vanguard International Equity ETF Standard Class                    65,002     9.14      594,053      567,666
M Business Opportunity Value                                             53,513    11.44      612,186      519,970
M Capital Appreciation                                                   47,093    23.38    1,101,025    1,053,580
M International Equity                                                  132,111    11.57    1,528,530    1,782,757
M Large Cap Growth                                                       52,051    19.20      999,382      813,550
MFS VIT Core Equity Initial Class                                        59,594    17.68    1,053,613      818,805
MFS VIT Growth Initial Class                                            258,087    28.83    7,440,635    5,589,328
MFS VIT Total Return Initial Class                                      787,912    20.05   15,797,643   14,722,665
MFS VIT Utilities Initial Class                                         498,738    27.63   13,780,145   11,871,378
NB AMT Large Cap Value I Class                                          132,724    11.60    1,539,603    1,757,965
NB AMT Mid Cap Growth I Class                                           405,665    30.97   12,563,444    7,935,576
NB AMT Mid Cap Intrinsic Value I Class                                  241,664    12.09    2,921,722    3,157,817
PIMCO VIT CommodityRealReturn Strategy Administrative Class             543,124     7.13    3,872,476    4,444,375
Putnam VT Global Health Care Class IB                                    71,472    12.92      923,424      881,450
Putnam VT Growth & Income Class IB                                       56,928    17.93    1,020,726      970,516

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2012, is as follows:

                                                                        UNITS      UNITS      NET INCREASE
SUBACCOUNT                                                              ISSUED    REDEEMED     (DECREASE)
----------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class A                                     9,706     (12,691)        (2,985)
ABVPSF Growth and Income Class A                                         32,917     (71,687)       (38,770)
ABVPSF International Value Class A                                       64,443     (45,654)        18,789
ABVPSF Large Cap Growth Class A                                           9,634     (27,999)       (18,365)
ABVPSF Small/Mid Cap Value Class A                                      154,522     (79,432)        75,090
American Century VP Inflation Protection Class I                         68,104     (89,437)       (21,333)
American Funds Global Growth Class 2                                     88,712     (75,797)        12,915
American Funds Global Small Capitalization Class 2                       82,676     (51,710)        30,966
American Funds Growth Class 2                                           267,373    (304,682)       (37,309)
American Funds Growth-Income Class 2                                    175,726    (215,262)       (39,536)
American Funds International Class 2                                    290,235    (128,220)       162,015
BlackRock Global Allocation V.I. Class I                                317,543     (55,021)       262,522
Delaware VIP Diversified Income Standard Class                          292,999     (88,332)       204,667
Delaware VIP Emerging Markets Standard Class                            184,641    (179,278)         5,363
Delaware VIP High Yield Standard Class                                  308,907    (233,806)        75,101
Delaware VIP Limited-Term Diversified Income Standard Class              67,498     (58,568)         8,930
Delaware VIP REIT Standard Class                                        287,068    (256,843)        30,225
Delaware VIP Small Cap Value Standard Class                              53,198     (96,368)       (43,170)
Delaware VIP Smid Cap Growth Standard Class                             123,022     (97,249)        25,773
Delaware VIP U.S. Growth Standard Class                                  93,716      (9,375)        84,341
Delaware VIP Value Standard Class                                       163,975     (67,580)        96,395
DWS Alternative Asset Allocation VIP Class A                             25,364     (31,821)        (6,457)
DWS Equity 500 Index VIP Class A                                        326,643    (478,956)      (152,313)
DWS Small Cap Index VIP Class A                                          34,990     (59,689)       (24,699)
Fidelity VIP Asset Manager Initial Class                                  1,795      (3,852)        (2,057)
Fidelity VIP Contrafund Service Class                                   253,897    (260,377)        (6,480)
Fidelity VIP Equity-Income Initial Class                                  5,377     (60,811)       (55,434)
Fidelity VIP Equity-Income Service Class                                  8,791     (17,906)        (9,115)
Fidelity VIP Growth Service Class                                        46,259    (209,150)      (162,891)
Fidelity VIP Growth Opportunities Service Class                          38,415     (17,198)        21,217
Fidelity VIP High Income Service Class                                   18,068     (13,319)         4,749
Fidelity VIP Investment Grade Bond Initial Class                         47,323     (51,180)        (3,857)
Fidelity VIP Mid Cap Service Class                                       64,800     (28,030)        36,770
Fidelity VIP Overseas Service Class                                      28,207     (46,036)       (17,829)
FTVIPT Franklin Income Securities Class 1                                82,184     (47,516)        34,668
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1                  19,817     (58,949)       (39,132)
FTVIPT Mutual Shares Securities Class 1                                  59,914     (38,244)        21,670
FTVIPT Templeton Foreign Securities Class 1                              13,594     (35,954)       (22,360)
FTVIPT Templeton Foreign Securities Class 2                              27,918     (31,527)        (3,609)
FTVIPT Templeton Global Bond Securities Class 1                          51,282    (136,332)       (85,050)
FTVIPT Templeton Growth Securities Class 1                               10,121     (22,798)       (12,677)
FTVIPT Templeton Growth Securities Class 2                                6,506     (17,066)       (10,560)
Invesco V.I. Capital Appreciation Series I                               36,439  (1,532,547)    (1,496,108)
Invesco V.I. Core Equity Series I                                        71,286     (77,368)        (6,082)
Invesco V.I. Diversified Income Series I                                 27,653     (29,759)        (2,106)
Invesco V.I. International Growth Series I                               42,385     (47,334)        (4,949)
Invesco Van Kampen V.I. American Franchise Series I                   1,529,019     (88,925)     1,440,094
Janus Aspen Series Balanced Institutional Class                          29,887    (123,710)       (93,823)
Janus Aspen Series Balanced Service Class                                 7,294     (17,814)       (10,520)
Janus Aspen Series Enterprise Service Class                               3,333      (5,126)        (1,793)
Janus Aspen Series Global Technology Service Class                       59,990     (46,477)        13,513
Janus Aspen Series Worldwide Institutional Class                         81,778    (121,677)       (39,899)
Janus Aspen Series Worldwide Service Class                                6,363      (9,472)        (3,109)
LVIP Baron Growth Opportunities Standard Class                            3,115      (3,995)          (880)
LVIP Baron Growth Opportunities Service Class                            62,869     (23,501)        39,368
LVIP BlackRock Equity Dividend RPM Standard Class                        41,773     (21,450)        20,323
LVIP BlackRock Inflation Protected Bond Standard Class                  389,189    (284,911)       104,278
LVIP Capital Growth Standard Class                                       18,866      (4,856)        14,010
LVIP Clarion Global Real Estate Standard Class                           58,704     (39,670)        19,034

                                                                        UNITS      UNITS      NET INCREASE
SUBACCOUNT                                                              ISSUED    REDEEMED     (DECREASE)
----------------------------------------------------------------------------------------------------------
LVIP Columbia Small-Mid Cap Growth RPM Standard Class                    22,445     (36,293)       (13,848)
LVIP Delaware Bond Standard Class                                       458,323    (210,592)       247,731
LVIP Delaware Diversified Floating Rate Standard Class                   12,816      (7,331)         5,485
LVIP Delaware Foundation Aggressive Allocation Standard Class            10,292     (28,356)       (18,064)
LVIP Delaware Growth and Income Standard Class                           14,440      (4,036)        10,404
LVIP Delaware Social Awareness Standard Class                             7,450     (26,810)       (19,360)
LVIP Delaware Special Opportunities Standard Class                       22,698      (7,156)        15,542
LVIP Dimensional Non-U.S. Equity Standard Class                          38,463      (1,298)        37,165
LVIP Dimensional U.S. Equity Standard Class                              51,883        (745)        51,138
LVIP Dimensional/Vanguard Total Bond Standard Class                     353,151      (2,683)       350,468
LVIP Global Income Standard Class                                        55,552     (16,693)        38,859
LVIP JPMorgan High Yield Standard Class                                  48,348      (4,598)        43,750
LVIP JPMorgan Mid Cap Value RPM Standard Class                           23,290     (15,681)         7,609
LVIP MFS International Growth Standard Class                             46,366     (25,128)        21,238
LVIP MFS Value Standard Class                                            85,573     (86,454)          (881)
LVIP Mid-Cap Value Standard Class                                        27,853     (10,112)        17,741
LVIP Mondrian International Value Standard Class                        134,093    (134,190)           (97)
LVIP Money Market Standard Class                                      4,613,167  (3,393,876)     1,219,291
LVIP Protected Profile 2010 Standard Class                                5,760      (5,619)           141
LVIP Protected Profile 2020 Standard Class                                6,236      (6,509)          (273)
LVIP Protected Profile 2030 Standard Class                               20,412      (5,781)        14,631
LVIP Protected Profile 2040 Standard Class                               15,934     (14,041)         1,893
LVIP Protected Profile Conservative Standard Class                       43,108     (71,205)       (28,097)
LVIP Protected Profile Growth Standard Class                            184,845    (177,082)         7,763
LVIP Protected Profile Moderate Standard Class                          247,003    (139,269)       107,734
LVIP SSgA Bond Index Standard Class                                      82,108     (89,369)        (7,261)
LVIP SSgA Conservative Index Allocation Standard Class                    3,745        (158)         3,587
LVIP SSgA Conservative Structured Allocation Standard Class                 135         (33)           102
LVIP SSgA Developed International 150 Standard Class                     14,041     (13,075)           966
LVIP SSgA Emerging Markets 100 Standard Class                           187,466    (162,070)        25,396
LVIP SSgA Global Tactical Allocation RPM Standard Class                  65,857     (23,665)        42,192
LVIP SSgA International Index Standard Class                             37,904      (8,332)        29,572
LVIP SSgA Large Cap 100 Standard Class                                   22,914      (2,066)        20,848
LVIP SSgA Moderate Index Allocation Standard Class                        7,989      (4,009)         3,980
LVIP SSgA Moderate Structured Allocation Standard Class                  83,201      (3,599)        79,602
LVIP SSgA Moderately Aggressive Index Allocation Standard Class         262,641      (3,182)       259,459
LVIP SSgA Moderately Aggressive Structured Allocation Standard Class     65,209      (2,124)        63,085
LVIP SSgA S&P 500 Index Standard Class                                  383,963    (319,864)        64,099
LVIP SSgA Small-Cap Index Standard Class                                 55,675     (15,333)        40,342
LVIP SSgA Small-Mid Cap 200 Standard Class                               10,182      (2,040)         8,142
LVIP T. Rowe Price Growth Stock Standard Class                           41,886      (8,141)        33,745
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class              51,593     (29,089)        22,504
LVIP Templeton Growth RPM Standard Class                                  9,290      (7,124)         2,166
LVIP UBS Large Cap Growth RPM Standard Class                             38,996     (21,724)        17,272
LVIP Vanguard Domestic Equity ETF Standard Class                          2,849        (219)         2,630
LVIP Vanguard International Equity ETF Standard Class                    59,421     (18,915)        40,506
M Business Opportunity Value                                              6,199     (12,017)        (5,818)
M Capital Appreciation                                                    5,032      (1,957)         3,075
M International Equity                                                   18,926     (31,632)       (12,706)
M Large Cap Growth                                                        7,842      (4,475)         3,367
MFS VIT Core Equity Initial Class                                        11,175      (2,406)         8,769
MFS VIT Growth Initial Class                                             71,273     (84,213)       (12,940)
MFS VIT Total Return Initial Class                                       40,593    (124,085)       (83,492)
MFS VIT Utilities Initial Class                                          90,597     (91,970)        (1,373)
NB AMT Large Cap Value I Class                                            4,612      (5,235)          (623)
NB AMT Mid Cap Growth I Class                                            41,337     (79,578)       (38,241)
NB AMT Mid Cap Intrinsic Value I Class                                   15,393     (15,082)           311
PIMCO VIT CommodityRealReturn Strategy Administrative Class              81,750     (42,720)        39,030
Putnam VT Global Health Care Class IB                                    38,263      (5,517)        32,746
Putnam VT Growth & Income Class IB                                       15,191      (4,723)        10,468

The change in units outstanding for the year ended December 31, 2011, is as follows:

                                                                        UNITS      UNITS      NET INCREASE
SUBACCOUNT                                                              ISSUED    REDEEMED     (DECREASE)
----------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class A                                    15,451     (15,617)          (166)
ABVPSF Growth and Income Class A                                         35,570     (70,153)       (34,583)
ABVPSF International Value Class A                                       61,692     (56,309)         5,383
ABVPSF Large Cap Growth Class A                                          17,627     (11,429)         6,198
ABVPSF Small/Mid Cap Value Class A                                      103,770     (77,121)        26,649
American Century VP Inflation Protection Class I                        115,333     (85,756)        29,577
American Funds Global Growth Class 2                                     92,826     (76,247)        16,579
American Funds Global Small Capitalization Class 2                       64,283     (79,599)       (15,316)
American Funds Growth Class 2                                           202,204    (414,033)      (211,829)
American Funds Growth-Income Class 2                                    183,305    (286,807)      (103,502)
American Funds International Class 2                                    224,769    (150,574)        74,195
BlackRock Global Allocation V.I. Class I                                381,258    (236,867)       144,391
Delaware VIP Diversified Income Standard Class                          201,307    (141,171)        60,136
Delaware VIP Emerging Markets Standard Class                            133,859     (99,874)        33,985
Delaware VIP High Yield Standard Class                                  221,016    (256,562)       (35,546)
Delaware VIP Limited-Term Diversified Income Standard Class             120,947     (78,217)        42,730
Delaware VIP REIT Standard Class                                        171,411    (310,316)      (138,905)
Delaware VIP Small Cap Value Standard Class                              94,971    (126,865)       (31,894)
Delaware VIP Smid Cap Growth Standard Class                             105,485    (204,326)       (98,841)
Delaware VIP U.S. Growth Standard Class                                  30,689     (16,376)        14,313
Delaware VIP Value Standard Class                                       135,959     (75,421)        60,538
DWS Alternative Asset Allocation VIP Class A                             30,867     (41,874)       (11,007)
DWS Equity 500 Index VIP Class A                                        304,014    (635,396)      (331,382)
DWS Small Cap Index VIP Class A                                          19,214     (55,777)       (36,563)
Fidelity VIP Asset Manager Initial Class                                 11,274     (16,798)        (5,524)
Fidelity VIP Contrafund Service Class                                   182,602    (144,985)        37,617
Fidelity VIP Equity-Income Initial Class                                 37,962     (63,408)       (25,446)
Fidelity VIP Equity-Income Service Class                                 12,482     (27,111)       (14,629)
Fidelity VIP Growth Service Class                                       106,311     (86,220)        20,091
Fidelity VIP Growth Opportunities Service Class                          13,868     (17,859)        (3,991)
Fidelity VIP High Income Service Class                                   16,640     (42,160)       (25,520)
Fidelity VIP Investment Grade Bond Initial Class                         13,993     (39,821)       (25,828)
Fidelity VIP Mid Cap Service Class                                       48,417     (32,845)        15,572
Fidelity VIP Overseas Service Class                                      51,953     (29,168)        22,785
FTVIPT Franklin Income Securities Class 1                               154,805     (65,134)        89,671
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1                  27,005     (39,829)       (12,824)
FTVIPT Mutual Shares Securities Class 1                                  63,299     (47,088)        16,211
FTVIPT Templeton Foreign Securities Class 1                               8,945     (35,723)       (26,778)
FTVIPT Templeton Foreign Securities Class 2                              27,032     (35,769)        (8,737)
FTVIPT Templeton Global Bond Securities Class 1                         141,005     (71,611)        69,394
FTVIPT Templeton Growth Securities Class 1                               24,086     (35,015)       (10,929)
FTVIPT Templeton Growth Securities Class 2                                9,090     (46,328)       (37,238)
Invesco V.I. Capital Appreciation Series I                              111,186    (287,220)      (176,034)
Invesco V.I. Core Equity Series I                                        63,115    (165,673)      (102,558)
Invesco V.I. Diversified Income Series I                                  6,657     (18,358)       (11,701)
Invesco V.I. International Growth Series I                               21,087     (31,051)        (9,964)
Janus Aspen Series Balanced Institutional Class                          49,188    (118,978)       (69,790)
Janus Aspen Series Balanced Service Class                                23,443      (6,897)        16,546
Janus Aspen Series Enterprise Service Class                               3,885     (14,467)       (10,582)
Janus Aspen Series Global Technology Service Class                       37,600     (53,792)       (16,192)
Janus Aspen Series Worldwide Institutional Class                         80,585    (113,306)       (32,721)
Janus Aspen Series Worldwide Service Class                               23,788     (11,033)        12,755
LVIP Baron Growth Opportunities Standard Class                            6,334      (1,523)         4,811
LVIP Baron Growth Opportunities Service Class                            41,273     (81,458)       (40,185)
LVIP BlackRock Equity Dividend RPM Standard Class                        24,270     (20,844)         3,426
LVIP BlackRock Inflation Protected Bond Standard Class                  193,015    (147,381)        45,634
LVIP Capital Growth Standard Class                                       12,108      (2,249)         9,859
LVIP Clarion Global Real Estate Standard Class                           65,042     (56,801)         8,241
LVIP Columbia Small-Mid Cap Growth RPM Standard Class                    53,657     (31,357)        22,300
LVIP Delaware Bond Standard Class                                       630,100    (436,116)       193,984

                                                                        UNITS      UNITS      NET INCREASE
SUBACCOUNT                                                              ISSUED    REDEEMED     (DECREASE)
----------------------------------------------------------------------------------------------------------
LVIP Delaware Diversified Floating Rate Standard Class                   54,371      (9,313)        45,058
LVIP Delaware Foundation Aggressive Allocation Standard Class             9,870     (12,568)        (2,698)
LVIP Delaware Growth and Income Standard Class                           19,951      (6,673)        13,278
LVIP Delaware Social Awareness Standard Class                            36,644     (21,846)        14,798
LVIP Delaware Special Opportunities Standard Class                       29,263     (29,897)          (634)
LVIP Dimensional/Vanguard Total Bond Standard Class                       6,150        (136)         6,014
LVIP Global Income Standard Class                                       186,366     (24,681)       161,685
LVIP JPMorgan High Yield Standard Class                                  56,721     (17,412)        39,309
LVIP JPMorgan Mid Cap Value RPM Standard Class                           26,226      (5,237)        20,989
LVIP MFS International Growth Standard Class                             16,169     (26,242)       (10,073)
LVIP MFS Value Standard Class                                           136,985     (68,737)        68,248
LVIP Mid-Cap Value Standard Class                                        14,530      (7,452)         7,078
LVIP Mondrian International Value Standard Class                         50,076     (62,699)       (12,623)
LVIP Money Market Standard Class                                      2,743,025  (2,718,171)        24,854
LVIP Protected Profile 2010 Standard Class                                5,030      (1,844)         3,186
LVIP Protected Profile 2020 Standard Class                                5,436      (2,627)         2,809
LVIP Protected Profile 2030 Standard Class                               11,549     (38,072)       (26,523)
LVIP Protected Profile 2040 Standard Class                               16,075      (5,887)        10,188
LVIP Protected Profile Conservative Standard Class                      111,494      (7,171)       104,323
LVIP Protected Profile Growth Standard Class                            226,232     (86,142)       140,090
LVIP Protected Profile Moderate Standard Class                          375,825    (227,084)       148,741
LVIP SSgA Bond Index Standard Class                                     102,893     (51,785)        51,108
LVIP SSgA Conservative Index Allocation Standard Class                    2,861        (130)         2,731
LVIP SSgA Conservative Structured Allocation Standard Class               5,100      (4,966)           134
LVIP SSgA Developed International 150 Standard Class                      4,559      (2,124)         2,435
LVIP SSgA Emerging Markets 100 Standard Class                            80,477    (225,715)      (145,238)
LVIP SSgA Global Tactical Allocation RPM Standard Class                  73,422     (15,496)        57,926
LVIP SSgA International Index Standard Class                            293,743    (275,869)        17,874
LVIP SSgA Large Cap 100 Standard Class                                   11,834      (4,190)         7,644
LVIP SSgA Moderate Index Allocation Standard Class                       38,030      (3,568)        34,462
LVIP SSgA Moderate Structured Allocation Standard Class                  15,528      (2,419)        13,109
LVIP SSgA Moderately Aggressive Index Allocation Standard Class          18,058        (410)        17,648
LVIP SSgA Moderately Aggressive Structured Allocation Standard Class     22,691     (12,801)         9,890
LVIP SSgA S&P 500 Index Standard Class                                  443,710    (290,727)       152,983
LVIP SSgA Small-Cap Index Standard Class                                 18,481      (7,522)        10,959
LVIP SSgA Small-Mid Cap 200 Standard Class                                8,153      (4,547)         3,606
LVIP T. Rowe Price Growth Stock Standard Class                           72,553     (20,537)        52,016
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class              16,037     (40,328)       (24,291)
LVIP Templeton Growth RPM Standard Class                                 31,274     (11,904)        19,370
LVIP UBS Large Cap Growth RPM Standard Class                             33,810     (25,896)         7,914
LVIP Vanguard Domestic Equity ETF Standard Class                            969          --            969
LVIP Vanguard International Equity ETF Standard Class                    19,146        (149)        18,997
M Business Opportunity Value                                              9,937      (8,649)         1,288
M Capital Appreciation                                                   16,098     (11,185)         4,913
M International Equity                                                   25,484     (10,631)        14,853
M Large Cap Growth                                                       17,752     (15,435)         2,317
MFS VIT Core Equity Initial Class                                         1,742      (4,606)        (2,864)
MFS VIT Growth Initial Class                                             48,053    (144,886)       (96,833)
MFS VIT Total Return Initial Class                                       55,346    (162,783)      (107,437)
MFS VIT Utilities Initial Class                                          80,842     (80,634)           208
NB AMT Large Cap Value I Class                                            6,441     (16,931)       (10,490)
NB AMT Mid Cap Growth I Class                                            51,160    (109,265)       (58,105)
NB AMT Mid Cap Intrinsic Value I Class                                   14,126     (27,587)       (13,461)
PIMCO VIT CommodityRealReturn Strategy Administrative Class             338,176    (255,728)        82,448
Putnam VT Global Health Care Class IB                                     5,068      (2,792)         2,276
Putnam VT Growth & Income Class IB                                        6,642      (5,224)         1,418

7. SUBSEQUENT EVENT

Subsequent events were evaluated through the date these financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of The Lincoln National Life Insurance Company
   and
Contract Owners of Lincoln Life Flexible Premium Variable Life Account R

We have audited the accompanying statements of assets and liabilities of Lincoln Life Flexible Premium Variable Life Account R ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2012, and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, or for those sub-accounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2012, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life Flexible Premium Variable Life Account R at December 31, 2012, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2013

                           PART C - OTHER INFORMATION

Item 26. EXHIBITS

(a) Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(1)


(b) Not applicable.

(c) (1) Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc.(5) and an Amendments(7)

(d) (1) Policy Form LN697(12)

     (2) Enhanced Surrender Value Rider-Policy Form LR541(13)

     (3) Supplemental Survivorship Term Insurance Rider (Estate Protection Rider)-Policy Form LR628 (16)

     (4) No-Lapse Enhancement Rider-Policy Form LR627 (16)

     (5) Premium Reserve Rider-Policy Form LR543(13)

     (6) Overloan Protection Rider-LR540.(9)

(e) Application-Form LFF06399(13)

(f) (1) Articles of Incorporation of The National Lincoln Life Insurance Company.(4)

     (2) Bylaws of The National Lincoln Life Insurance Company.(8)

(g) Form of Reinsurance Contracts.(11)

(h) Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:

     (1) AllianceBernstein Variable Products Series Fund, Inc.(3)

     (2) American Funds Insurance Series(14)

     (3) BlackRock Variable Series Funds, Inc (15)

     (4) Delaware VIP Trust(3)

     (5) DWS Variable Series II (14)

     (6) Fidelity Variable Insurance Products(3)

     (7) Franklin Templeton Variable Insurance Products Trust(3)

     (8) Lincoln Variable Insurance Products Trust(14)

     (9) MFS Variable Insurance Trust(14)

     (10) PIMCO Variable Insurance Trust(15)

(i) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York.(2)

(j) Not applicable.

(k) Opinion and Consent of John L. Reizian, Esquire

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

(o) Not applicable.

(p) Not applicable.

(q) Compliance Procedures(14).
--------------
(1) Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-43107) filed on December 23, 1997.

(2) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(3) Incorporated by reference to Post-Effective Amendment No. 18 on Form N-6 (File No. 333-146507) filed on April 3, 2012.

(4) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 24, 1996.

(5) Incorporated by reference to Post-Effective Amendment No. 24 on Form N-4 (File No. 333-61554) filed on December 18, 2007.

(6) Incorporated by reference to Post-Effective Amendment No. 4 on Form S-6 (File No. 333-33782) filed on September 14, 2001.

(7) (a) Selling Group Agreement for Lincoln Financial Advisors incorporated herein by reference to Post-Effective Amendment No. 16 (File No. 033-25990) filed on April 22, 1999.

  (b) Amendment dated November 22, 1999 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.

  (c) Amendment dated February 14, 2000 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.

  (d) Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.

(8) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

(9) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-118478) filed on April 6, 2006.

(10) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-181796) filed on August 6, 2013.

(11) Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on April 1, 2008.

(12) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-145235) filed on August 8, 2007.

(13) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on July 31, 2007.

(14) Incorporated by reference to Poste-Effective Amendment No. 21 on Form N-6 (File No. 333-146507) filed on April 2, 2013.

(15) Incorporated by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

(16) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-188891) filed on May 28, 2013.

Item 27. Directors and Officers of the Depositor


Name                          Positions and Offices with Depositor
---------------------------   -------------------------------------------------------------------
Dennis R. Glass**             President and Director
Mark E. Konen**               Executive Vice President and Director
Keith J. Ryan*                Vice President and Director
Jeffrey D. Coutts**           Senior Vice President and Treasurer
Charles A. Brawley, III**     Senior Vice President, Associate General Counsel and Secretary
Ellen G. Cooper***            Executive Vice President, Chief Investment Officer and Director
Randal Freitag**              Executive Vice President, Chief Financial Officer and Director
Charles C. Cornelio***        Executive Vice President, Chief Administrator Officer and Director

         * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

     ** Principal business address is 150 North Radnor Chester Road, Radnor, PA 19087

      *** Principal business address is 100 North Greene Street, Greensboro, NC 27401

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

     Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System (10)

Item 29. Indemnification

     (a) Brief description of indemnification provisions:

     In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

   (a) Lincoln Financial Distributors, Inc. is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; Lincoln Life Flexible Premium Variable Life Account Y; and Lincoln National Variable Annuity Account 53.

     (b) Officers and Directors of Lincoln Financial Distributors, Inc.:


Name                        Positions and Offices with Underwriter
-------------------------   -------------------------------------------------------------
Wilford H. Fuller*          President, Chief Executive Officer and Director
Patrick J. Caulfield**      Vice President and Chief Compliance Officer, Senior Counsel
Elizabeth F. Conover***     Assistant Vice President, Interim Chief Financial Officer
Nancy A. Smith*             Secretary
Joel Schwartz*              Senior Vice President and Director
Jeffrey D. Coutts*          Senior Vice President, Treasurer
Thomas O'Neill*             Senior Vice President, Chief Operating Officer, and Director

   * Principal Business address is 150 N. Radnor Chester Road, Radnor, PA 19087

         ** Principal Business address is 350 Church Street, Hartford, CT 06103

   *** Principal Business address is 100 N. Greene Street, Greensboro, NC 27401

     (c)  N/A

Item 31. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300
S. Clinton Street, Fort Wayne, Indiana 46802 and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Bank of New York Mellon, N.A., One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account R, and the Investment Company Act of 1940, has duly caused this Initial Registration Statement on Form N-6 (File No. 811-08579; 333-188891; CIK: 0001051932) to be signed on its behalf by the undersigned duly authorized, in the City of Greensboro and State of North Carolina on the 30th day of July, 2013.

                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M (REGISTRANT)

                                  /s/ Michael L. Parker
                          By -------------------------------------------
                             Michael L. Parker
                             Vice President
                             The Lincoln National Life Insurance Company




                          THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                          (DEPOSITOR)

                                  /s/ Michael L. Parker
                          By -------------------------------------------
                             Michael L. Parker
                             Vice President

Pursuant to the requirements of the Securities Act of 1933 and Investment Company Act of 1940, this Initial Registration Statement on Form N-6 (File No. . 811-08579; 333-188891; CIK: 0001051932) has been signed below on July 30, 2013, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

SIGNATURE                                          TITLE
---------                                          -----
/s/ Dennis R. Glass *
------------------------------                     President and Director
Dennis R. Glass

/s/ Charles C. Cornelio *
------------------------------                     Executive Vice President; Chief Administrative Officer
Charles C. Cornelio                                and Director

/s/ Ellen G. Cooper *
------------------------------                     Executive Vice President, Chief Investment Officer
Ellen G. Cooper

/s/ Randal J. Freitag *
------------------------------                     Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

/s/ Mark E. Konen *
------------------------------                     Executive Vice President and Director
Mark E. Konen

/s/ Keith J. Ryan *
------------------------------                     Vice President and Director
Keith J. Ryan


       /s/ John L. Reizian
* By ------------------------------------------
      John L. Reizian
      Attorney-in-Fact, pursuant to a Power-
      of-Attorney filed with this Registration
      Statement

                               POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Lincoln National Life Insurance Company, hereby constitute and appoint Delson R. Campbell, Scott C. Durocher, Kimberly A. Genovese, Daniel P. Herr, Donald E. Keller, Brian A. Kroll, John L. Reizian, Lawrence A. Samplatsky, Stephen R. Turer and John D. Weber, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any Registration Statements and any and all amendments to Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors or amendments to these Forms, filed with the Securities and Exchange Commission, under the Securities Act of 1933 and/or Securities Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such amendments to said Registration Statements as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:

Lincoln Life Flexible Premium Variable Life Account D: File No. 033-00417; 811-04592
Lincoln Life Flexible Premium Variable Life Account F: File No. 033-14692, 333-40745; 811-05164
Lincoln Life Flexible Premium Variable Life Account G: File No. 033-22740; 811-05585
Lincoln Life Flexible Premium Variable Life Account J: File No. 033-76434; 811-08410
Lincoln Life Flexible Premium Variable Life Account K: File No. 033-76432; 811-08412
Lincoln Life Flexible Premium Variable Life Account M: File No. 333-82663, 333-84360, 333-42479, 333-54338, 333-84370, 333-63940, 333-111137, 333-111128,
333-118478, 333-118477, 333-145090, 333-139960, 333-146507; 333-181796;
811-08557
Lincoln Life Flexible Premium Variable Life Account R: File No. 333-43107, 333-33782, 333-90432, 333-115882, 333-125792, 333-125991, 333-145235,
333-145239; 333-188891; 811-08579
Lincoln Life Flexible Premium Variable Life Account S: File No. 333-72875, 333-104719, 333-125790; 811-09241
Lincoln Life Flexible Premium Variable Life Account Y: File No. 333-81884, 333-81882, 333-90438, 333-118482, 333-118481, 333-115883; 333-156123; 811-21028
Lincoln Life Flexible Premium Variable Life Account JF-A: File No. 333-144268, 333-144269, 333-144271, 333-144272; 333-144273, 333-144274, 333-144275;
811-04160
Lincoln Life Flexible Premium Variable Life Account JF-C: File No. 333-144270, 333-144264; 811-08230

VARIABLE ANNUITY SEPARATE ACCOUNTS:

Lincoln National Variable Annuity Fund A: File No. 002-26342, 002-25618;
811-01434
Lincoln National Variable Annuity Account C: 033-25990, 333-50817, 333-68842, 333-112927; 333-179107; 811-03214
Lincoln National Variable Annuity Account E: 033-26032; 811-04882
Lincoln National Variable Annuity Account H: 033-27783, 333-18419, 333-35780, 333-35784, 333-61592, 333-63505, 333-135219; 333-170695; 333-175888; 333-181615;
811-05721
Lincoln National Variable Annuity Account L: 333-04999; 333-187072; 333-187069; 333-187070; 333-187071; 811-07645
Lincoln Life Variable Annuity Account N: 333-40937, 333-36316, 333-36304, 333-61554, 333-135039, 333-138190, 333-149434; 333-170529; 333-170897;
333-172328; 333-174367; 333-181612; 333-186894; 811-08517
Lincoln Life Variable Annuity Account Q: 333-43373; 811-08569
Lincoln Life Variable Annuity Account T: 333-32402, 333-73532; 811-09855
Lincoln Life Variable Annuity Account W: 333-52572, 333-52568, 333-64208; 811-10231
Lincoln Life Variable Annuity Account JL-A: File No. 333-141888; 811-02188 Lincoln Life Variable Annuity Account JF-I: File No. 333-144276, 333-144277; 811-09779
Lincoln Life Variable Annuity Account JF-II: File No. 333-144278; 811-08374

Except as otherwise specifically provided herein, the power-of-attorney granted herein shall not in any manner revoke in whole or in part any power-of-attorney that each person whose signature appears below has previously executed. This power-of-attorney shall not be revoked by any subsequent power-of-attorney each person whose signature appears below may execute, unless such subsequent power specifically refers to this power-of-attorney or specifically states that the instrument is intended to revoke all prior general powers-of-attorney or all prior powers-of-attorney.

This Power-of-Attorney may be executed in separate counterparts each of which when executed and delivered shall be an original; but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies, each signed by less than all, but together signed by all, of the undersigned.

SIGNATURE                                          TITLE
---------                                          -----
/s/ Dennis R. Glass
------------------------------                     President and Director
Dennis R. Glass

/s/ Charles C. Cornelio
------------------------------                     Executive Vice President; Chief Administrative Officer
Charles C. Cornelio                                and Director

/s/ Ellen G. Cooper
------------------------------                     Executive Vice President, Chief Investment Officer
Ellen G. Cooper                                    and Director

/s/ Randal J. Freitag
------------------------------                     Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

/s/ Mark E. Konen
------------------------------                     Executive Vice President and Director
Mark E. Konen

/s/ Keith J. Ryan
------------------------------                     Vice President and Director
Keith J. Ryan

We, Delson R. Campbell, Scott C. Durocher, Kimberly A. Genovese, Daniel P. Herr, Donald E. Keller, Brian A. Kroll, John L. Reizian, Lawrence A. Samplatsky, Stephen R. Turer and John D. Weber, have read the foregoing Power of Attorney. We are the person(s) identified therein as agent(s) for the principal named therein. We acknowledge our legal responsibilities.

/s/Delson R. Campbell
------------------------------------
Delson R. Campbell

/s/ Scott C. Durocher
------------------------------------
Scott C. Durocher

/s/ Kimberly A. Genovese
------------------------------------
Kimberly A. Genovese

/s/ Daniel P. Herr
-------------------------------------
Daniel P. Herr

/s/ Donald E. Keller
----------------------------------
Donald E. Keller

/s/ Brian a. Kroll
------------------------------------
Brian A. Kroll

/s/ John L. Reizian
------------------------------------
John L. Reizian

/s/ Lawrence A. Samplatsky
------------------------------------
Lawrence A. Samplatsky

/s/ Stephen R. Turer
------------------------------------
Stephen R. Turer

/s/ John D. Weber
------------------------------------
John D. Weber








Version dated: July 2013